Form 10-K, Exhibit 13
period 1994-01-01
SPRINGS INDUSTRIES INC
filed 1994-03-30
CIK 93102

                                                                     Exhibit 13

                         I N D U S T R Y  S E G M E N T
                           I N F O R M A T I O N (1)
                            Springs Industries, Inc.


SALES PER INDUSTRY
SEGMENT (millions)

(Graph)

EARNINGS PER INDUSTRY
SEGMENT (millions)

(Graph)


(In millions)
                                                       1993          1992(2)         1991
TRADE SALES:
    Home furnishings  . . . . . . . . . . . .      $  1,386.4     $   1,278.4   $   1,100.8
    Specialty fabrics . . . . . . . . . . . .           636.4           697.3         789.6
- -------------------------------------------------------------------------------------------
         TOTAL  . . . . . . . . . . . . . . .      $  2,022.8(3)  $   1,975.7   $   1,890.4
===========================================================================================

PROFIT FROM OPERATIONS:
    Home furnishings  . . . . . . . . . . . .      $     99.8     $     100.5   $      60.2
    Specialty fabrics   . . . . . . . . . . .            22.1            12.7          19.3
- -------------------------------------------------------------------------------------------
         TOTAL  . . . . . . . . . . . . . . .      $    121.9     $     113.2   $      79.5
- -------------------------------------------------------------------------------------------
Interest expense  . . . . . . . . . . . . . .            30.3            31.4          32.3
Other (income) expense  . . . . . . . . . . .             7.8             1.8          (2.5)
- --------------------------------------------------------------------------------------------
         INCOME BEFORE INCOME TAXES AND
         CUMULATIVE EFFECT OF ADOPTION OF
         SFAS NOS. 106 & 109  . . . . . . . .      $     83.8     $      80.0   $      49.7
===========================================================================================

IDENTIFIABLE ASSETS AT YEAR END:
    Home furnishings  . . . . . . . . . . . .      $    957.3     $     894.5   $     851.3
    Specialty fabrics   . . . . . . . . . . .           461.2           489.6         535.5
    LIFO Reserve  . . . . . . . . . . . . . .          (129.2)         (137.8)       (141.3)
    Corporate   . . . . . . . . . . . . . . .             2.8             4.0           5.8
- -------------------------------------------------------------------------------------------
         TOTAL  . . . . . . . . . . . . . . .      $  1,292.1     $   1,250.3   $   1,251.3
- -------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES:
    Home furnishings  . . . . . . . . . . . .      $     71.0     $      59.3   $      87.3
    Specialty fabrics . . . . . . . . . . . .            17.3            21.0          28.6
- -------------------------------------------------------------------------------------------
         TOTAL  . . . . . . . . . . . . . . .      $     88.3     $      80.3   $     115.9
===========================================================================================

DEPRECIATION AND AMORTIZATION:
    Home furnishings  . . . . . . . . . . . .      $     64.1     $      60.5   $      53.4
    Specialty fabrics . . . . . . . . . . . .            23.0            26.9          32.5
- -------------------------------------------------------------------------------------------
         TOTAL  . . . . . . . . . . . . . . .      $     87.1     $      87.4   $      85.9
===========================================================================================

(1) This schedule provides consolidated financial information by segment, but not financial information of the segments as separate entities. Profit from operations represents sales less cost of goods sold and selling, general and administrative expenses. The allocation of the LIFO reserve and corporate assets (cash and cash equivalents) to the segments is not practicable. Segment information has been restated for prior years as a result of a change in reporting segments for the current year. See notes to financial statements for further discussion regarding industry segments.

(2)      53 weeks

(3) Sales for 1993 include sales of $222.4 million to one major customer, $172.1 million from the home furnishings segment and $50.3 million from the specialty fabrics segment.

      M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S O F O P E R A T I O N S A N D F I N A N C I A L C O N D I T I O N


A ten-year summary of selected financial data and a three-year analysis of industry segment information appear on pages 26 through 27 and page 12.

RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------
1993 COMPARED WITH 1992

GENERAL

Results for 1993 reflect improving retail markets for home furnishings, benefits from continued cost control, and improved operating efficiencies resulting from modernization and restructuring. 1993 also reflects the Company's first full year of operations in Canada.

Commencing in 1993, the Company has changed the financial statement presentation of its segments to reflect the changing nature of its business, the increased emphasis on its home furnishings business, and the similarities of the markets for its specialty fabrics. The specialty fabrics segment now combines the finished fabrics and industrial fabrics segments.

On March 25, 1993, Springs' subsidiary, Clark-Schwebel Fiber Glass, contributed its European fiberglass subsidiaries and $8.8 million in cash to CS-Interglas A.G., of Ulm, Germany, in consideration for a minority equity interest in CS-Interglas A.G. and a convertible debenture. Accordingly, the results of the European fiberglass business are now accounted for under the equity method of accounting.


SALES

Annual sales in 1993 exceeded two billion dollars for the first time, reflecting a two percent increase over sales reported in 1992. Increased home furnishings sales were partially offset by a decline in sales volume in specialty fabrics. Home furnishings sales improved eight percent due in part to including a full year of the Company's Canadian operations in 1993. Without the effect of the Canadian operations, home furnishings sales would have increased four percent as a result of increased promotional programs and an improving retail economy. The Company's specialty fabrics segment, a portion of which has undergone a planned downsizing since 1988, reported sales nine percent lower. The decrease resulted from the transfer of our European subsidiaries to CS-Interglas A.G. in March 1993 and a softer retail market for apparel and piece goods, which offset improved volume in the U. S. fiberglass business. Without the effect of the transfer of European subsidiaries, specialty fabrics sales would have declined five percent.


EARNINGS

Before one-time charges relating to the first quarter adoption of two new financial accounting standards, net income for 1993 increased to $47.3 million or $2.65 per share, a six percent improvement over 1992 net income of $44.5 million or $2.50 per share. Including these one-time charges, a net loss of $25.3 million or $1.42 per share was reported in 1993.

Operating profits of $121.9 million in 1993 were eight percent higher than 1992. The home furnishings segment reported operating profit of $99.8 million, only slightly below the record level of $100.5 million in 1992. The home furnishings segment results reflect continued strong revenue performance as well as cost reductions resulting from modernization. However, this benefit was offset by lower margins due to increased promotional sales.

Despite lower sales, the specialty fabrics segment reported operating profits of $22.1 million compared to $12.7 million in 1992. The improvement results from continued cost reductions from restructuring and higher sales volume in the fiberglass businesses. This segment's profit increase was also affected by the transfer of the European fiberglass businesses, in March of 1993, to CS-Interglas A.G. Without the effects of the transfer of the European businesses, the specialty fabrics segment would have reported a 17 percent increase in operating profits in 1993.

Net income for 1993 was unfavorably impacted by the newly enacted federal income tax rate increase as well as foreign losses which did not give rise to a tax benefit. However, foreign losses in 1993 were less than 1992 resulting in a decrease in the effective tax rate to 43.6 percent in 1993 compared to 44.3 percent in 1992.

- --------------------------------------------------------------------------------
1992 COMPARED WITH 1991

SALES

Sales in 1992 gained five percent over sales reported in 1991. Increased home furnishings sales were partially offset by declines in sales volume in the specialty fabrics segment. Home furnishings sales improved 16 percent as a result of the improving retail economy and as a result of the addition of the Company's Canadian operations. Without the effect of the Canadian acquisitions, home furnishings sales would have increased 13 percent. The Company's specialty fabrics segment reported 12 percent lower sales primarily as a result of the continued planned downsizing which has occurred in certain divisions since 1988. The decline also reflects the continued low demand for defense-related products and softness in the electronics markets world wide.


EARNINGS

Net income for 1992 advanced to $44.5 million or $2.50 per share, a 64 percent increase over 1991 net income of $27.1 million or $1.53 per share. Operating profits of $113.2 million

      M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S O F O P E R A T I O N S A N D F I N A N C I A L C O N D I T I O N


were 42 percent higher than the previous year, primarily as a result of increased home furnishings sales. The home furnishings segment produced a record operating profit of $100 million, which represents a 67 percent increase over 1991 operating profits. The home furnishings segment results reflect continued strong revenue performance and cost reductions as a result of marketing division realignment and modernization efforts. The specialty fabrics segment reported operating profits of $12.7 million, or a 34 percent decline from the prior year. Successful efforts were made to reduce costs through restructuring. The segment also experienced an operating loss from the European fiberglass business resulting from low sales volume which the business has been experiencing since the latter part of 1990.

Unfavorably impacting net income in 1992 was a high effective income tax rate primarily resulting from foreign losses in the specialty fabrics segment which did not give rise to a tax benefit.


- --------------------------------------------------------------------------------
INFLATION AND CHANGING PRICES

The replacement cost of property, plant and equipment is generally greater than the historical cost shown on the Balance Sheet due to inflation that has occurred since the property was placed into service.

Springs uses the LIFO method of accounting for 84 percent of its inventories. Under this method, the cost of goods sold reported in the Statement of Operations approximates current costs.


- --------------------------------------------------------------------------------
CAPITAL RESOURCES AND LIQUIDITY

Expenditures for property, plant, and equipment totaling $88.3 million were made in 1993. Springs' subsidiary Clark-Schwebel Fiber Glass contributed its European fiberglass operations and $8.8 million in cash in consideration for a minority equity interest and a convertible debenture in CS-Interglas A.G. The Company's cash needs were provided from operations, commercial paper, and short-term bank borrowings. Springs' expected cash needs for 1994 are also expected to come from these sources.

Dividends represented 43 percent of net income before the effect of one-time charges relating to the adoption of two new financial accounting standards. Dividends declared in 1993 were $1.20 on Class A shares and $1.08 on Class B shares.


- --------------------------------------------------------------------------------
OTHER

The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 3, 1993. In applying this pronouncement, the Company immediately recognized, as a change in accounting principle, the $82.8 million Accumulated Postretirement Benefit Obligation (APBO) as of the beginning of fiscal 1993. On an after-tax basis, this charge was $51.6 million, or $2.90 per share.

The Company has also adopted SFAS No. 109, "Accounting for Income Taxes," as of January 3, 1993. In applying this pronouncement, the Company immediately recognized, as a change in accounting principle, a charge to income of $20.9 million, or $1.17 per share, as of the beginning of fiscal 1993. Prior years' financial statements have not been restated to apply the provisions of this pronouncement.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 changes the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The Company is required to adopt SFAS No. 115 for the fiscal year ending December 31, 1994. It is expected that implementation of this statement will not result in any material change in the Company's consolidated financial position or future results of operations.

                   C O N S O L I D A T E D  S T A T E M E N T
       O F  O P E R A T I O N S  A N D  R E T A I N E D  E A R N I N G S
                            Springs Industries, Inc.


(In thousands except per share data)
For the Fiscal Years Ended January 1, 1994, January 2, 1993 (53 weeks), and December 28, 1991

                                                     1993          1992          1991
OPERATIONS
NET SALES . . . . . . . . . . . . . . . . . .     $2,022,816    $1,975,692    $1,890,406
- -----------------------------------------------------------------------------------------
COST AND EXPENSES:
    Cost of goods sold  . . . . . . . . . . .      1,619,422     1,585,357     1,543,025
    Selling, general and
    administrative expenses   . . . . . . . .        281,539       277,174       267,943
    Interest expense  . . . . . . . . . . . .         30,256        31,418        32,281
    Other (income) expense  . . . . . . . . .          7,786         1,748        (2,516)
- -----------------------------------------------------------------------------------------
         Total  . . . . . . . . . . . . . . .      1,939,003     1,895,697     1,840,733
- -----------------------------------------------------------------------------------------
Income before income taxes
   and cumulative effect of adoption of
SFAS Nos. 106 & 109 . . . . . . . . . . . . .         83,813        79,995        49,673
Income tax provision  . . . . . . . . . . . .         36,557        35,465        22,576
- -----------------------------------------------------------------------------------------
Income before cumulative effect of
  adoption of SFAS Nos. 106 & 109 . . . . . .         47,256        44,530        27,097
Cumulative effect of adoption of SFAS
   Nos. 106 & 109, net of income tax. . . . .        (72,543)            -             -
- -----------------------------------------------------------------------------------------
         NET INCOME (LOSS)  . . . . . . . . .     $  (25,287)   $   44,530    $   27,097
=========================================================================================
PER SHARE:
Income before cumulative effect of
   adoption of SFAS Nos. 106 & 109  . . . . .     $     2.65    $     2.50    $     1.53
Cumulative effect of adoption of SFAS
   Nos. 106 & 109, net of income tax  . . . .          (4.07)            -             -
- -----------------------------------------------------------------------------------------
         NET INCOME (LOSS)  . . . . . . . . .     $    (1.42)   $     2.50    $    1.533
=========================================================================================

                                                     1993          1992          1991
RETAINED EARNINGS
RETAINED EARNINGS AT BEGINNING OF YEAR  . . .     $  571,864    $  547,463    $  540,448
Net income (loss) . . . . . . . . . . . . . .        (25,287)       44,530        27,097
Class A cash dividends declared . . . . . . .        (11,624)      (11,538)      (11,432)
Class B cash dividends declared . . . . . . .         (8,525)       (8,591)       (8,650)
- -----------------------------------------------------------------------------------------
         RETAINED EARNINGS AT END OF YEAR . .     $  526,428    $  571,864    $  547,463
=========================================================================================

See Notes to Consolidated Financial Statements.



DISTRIBUTION OF
THE SALES DOLLAR (1)
(millions)

(Graph)

(1) Excludes cumulative effect of adoption of SFAS Nos. 106 & 109

                            C O N S O L I D A T E D
                            B A L A N C E  S H E E T
                            Springs Industries, Inc.


(In thousands except share data)
January 1, 1994 and January 2, 1993

                                                                   1993            1992
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents . . . . . . . . . . . . . .       $    2,790     $    4,033
    Accounts receivable . . . . . . . . . . . . . . . . .          315,834        298,807
    Inventories . . . . . . . . . . . . . . . . . . . . .          267,842        263,041
    Other . . . . . . . . . . . . . . . . . . . . . . . .           40,073         37,122
- -----------------------------------------------------------------------------------------
         Total current assets . . . . . . . . . . . . . .          626,539        603,003
- -----------------------------------------------------------------------------------------
PROPERTY (at cost):
    Land and improvements . . . . . . . . . . . . . . . .           17,549         16,546
    Buildings . . . . . . . . . . . . . . . . . . . . . .          205,229        205,190
    Machinery, equipment, etc . . . . . . . . . . . . . .          973,065        946,692
- -----------------------------------------------------------------------------------------
         Total  . . . . . . . . . . . . . . . . . . . . .        1,195,843      1,168,428
    Accumulated depreciation  . . . . . . . . . . . . . .         (645,938)      (609,123)
- -----------------------------------------------------------------------------------------
         Property, net  . . . . . . . . . . . . . . . . .          549,905        559,305
- -----------------------------------------------------------------------------------------
OTHER ASSETS AND DEFERRED CHARGES . . . . . . . . . . . .          115,687         87,995
- -----------------------------------------------------------------------------------------
           TOTAL  . . . . . . . . . . . . . . . . . . . .       $1,292,131     $1,250,303
=========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Short-term borrowings . . . . . . . . . . . . . . . .       $   61,420     $   46,014
    Current maturities of long-term debt  . . . . . . . .           20,511         20,943
    Accounts payable  . . . . . . . . . . . . . . . . . .           73,640         79,164
    Accrued incentive pay and benefit plans . . . . . . .           33,928         24,224
    Accrued restructuring costs . . . . . . . . . . . . .           10,317         13,743
    Other accrued liabilities . . . . . . . . . . . . . .           73,194         90,726
- -----------------------------------------------------------------------------------------
         Total current liabilities  . . . . . . . . . . .          273,010        274,814
- -----------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
    Long-term debt  . . . . . . . . . . . . . . . . . . .          293,028        273,551
    Long-term benefit plans and deferred compensation . .          139,284         62,083
    Deferred income taxes . . . . . . . . . . . . . . . .           27,914         34,264
    Deferred credits and other liabilities  . . . . . . .           15,702         17,533
- -----------------------------------------------------------------------------------------
         Total noncurrent liabilities . . . . . . . . . .          475,928        387,431
- -----------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
    Class A common stock- $.25 par value (9,858,035 and
         9,801,590 shares issued in 1993 and 1992,
         respectively)  . . . . . . . . . . . . . . . . .            2,465          2,450
    Class B common stock- $.25 par value (7,853,087 and
         7,907,591 shares issued in 1993 and 1992,
         respectively)  . . . . . . . . . . . . . . . . .            1,963          1,977
    Additional paid-in capital  . . . . . . . . . . . . .           11,144         10,887
    Retained earnings . . . . . . . . . . . . . . . . . .          526,428        571,864
    Cost of Class A shares in treasury (1993-129,460
         shares; 1992-138,322 shares) . . . . . . . . . .           (2,785)        (2,954)
    Currency translation adjustment . . . . . . . . . . .            3,978          3,834
- -----------------------------------------------------------------------------------------
         Total shareholders' equity . . . . . . . . . . .          543,193        588,058
- -----------------------------------------------------------------------------------------
           TOTAL  . . . . . . . . . . . . . . . . . . . .       $1,292,131     $1,250,303
=========================================================================================

See Notes to Consolidated Financial Statements.

                   C O N S O L I D A T E D  S T A T E M E N T
                            O F  C A S H  F L O W S
                            Springs Industries, Inc.


(In thousands)
For the Fiscal Years Ended January 1, 1994, January 2, 1993 (53 Weeks), and December 28, 1991

                                                       1993            1992          1991
OPERATING ACTIVITIES:
    Net income (loss)   . . . . . . . . . . . .      $(25,287)       $ 44,530     $  27,097
    Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
         Cumulative effect of adoption of SFAS
            Nos. 106 & 109, net of income taxes        72,543               -             -
         Depreciation and amortization  . . . .        87,138          87,376        85,943
         Deferred income taxes  . . . . . . . .         3,625          (2,260)        2,787
    Changes in assets and liabilities excluding
    effects of the transfer of European
    subsidiaries and of businesses acquired:
           Accounts receivable  . . . . . . . .       (29,285)         14,827        12,633
           Inventories  . . . . . . . . . . . .       (13,599)        (21,493)       13,705
           Accounts payable, accrued incentive
              pay and benefit plans, and other
              accrued liabilities   . . . . . .        (5,102)          8,530       (17,734)
           Accrued restructuring costs  . . . .        (9,495)        (16,541)      (18,751)
           Other. . . . . . . . . . . . . . . .           501            (213)       (4,286)
- ---------------------------------------------------------------------------------------------
         Net cash provided by
           operating activities . . . . . . . .        81,039         114,756       101,394
- ---------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
    Purchases of property   . . . . . . . . . .       (88,289)        (80,345)     (115,946)
    Businesses or minority interest acquired  .        (8,780)        (18,591)      (30,074)
    Proceeds from sale of assets  . . . . . . .           203           4,937        16,209
- ---------------------------------------------------------------------------------------------
         Net cash used in investing activities        (96,866)        (93,999)     (129,811)
- ---------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
    Proceeds from short-term borrowings, net  .        15,406          16,814        18,025
    Proceeds from long-term debt  . . . . . . .        49,005           8,793        52,150
    Payment of long-term debt   . . . . . . . .       (29,678)        (27,956)      (20,629)
    Cash dividends paid   . . . . . . . . . . .       (20,149)        (20,129)      (20,109)
- ---------------------------------------------------------------------------------------------
         Net cash provided (used)
           by financing activities  . . . . . .        14,584         (22,478)       29,437
- ---------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS  . . . . . . . . . . . .        (1,243)         (1,721)        1,020
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR  . . . . . . . . . . . .         4,033           5,754         4,734
- ---------------------------------------------------------------------------------------------
         CASH AND CASH EQUIVALENTS
           AT END OF YEAR . . . . . . . . . . .      $  2,790        $   4,033    $   5,754
=============================================================================================

See Notes to Consolidated Financial Statements.

                    N O T E S  T O  C O N S O L I D A T E D
                     F I N A N C I A L  S T A T E M E N T S



NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Springs Industries, Inc. and its subsidiaries (Springs). Intercompany balances and transactions are eliminated in consolidation. Investments in 20 to 50 percent owned companies are accounted for using the equity method of accounting.

REVENUE RECOGNITION: Revenue from product sales is recognized at the time ownership of the goods transfers to the customer and the earnings process is complete.

CASH EQUIVALENTS: Cash equivalents consist of liquid investments with original maturities of three months or less when purchased.

ACCOUNTS RECEIVABLE: Springs has a diverse customer base across a variety of industries. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The allowance for doubtful accounts was approximately $6,235,000 and $10,738,000 in 1993 and 1992, respectively, which management believes is adequate to provide for normal credit losses, as well as losses for customers who have filed for protection under the bankruptcy laws.

INVENTORIES:  Inventories are summarized as follows
(in thousands):

                                        1993       1992
Standard cost (which approximates
   average cost) or average cost:
     Finished goods . . . . . . .    $ 180,989  $ 174,516
     In process . . . . . . . . .      165,190    170,957
     Raw materials and supplies .       50,824     55,381
- ----------------------------------------------------------
                                       397,003    400,854
Less LIFO reserve . . . . . . . .     (129,161)  (137,813)
- ----------------------------------------------------------
     TOTAL  . . . . . . . . . . .    $ 267,842  $ 263,041
==========================================================

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (LIFO) for approximately 84 percent of inventories and the average cost method for all other inventories. Average cost approximates current cost.

DEPRECIATION: Depreciation is computed for financial reporting purposes on a straight-line basis over the estimated useful lives of the related assets.

INCOME TAXES: The provision for income taxes includes federal, state, and foreign taxes currently payable and deferred taxes. Deferred taxes for 1993 were determined utilizing a liability approach as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. This method gives immediate effect to changes in income tax laws upon enactment. Deferred taxes for 1992 and 1991 were determined using the deferral method as required by Accounting Principles Board Opinion No. 11.

INCOME (LOSS) PER SHARE: Per share amounts are based on the weighted average number of shares of Class A and Class B common stock and common stock equivalents outstanding. Certain common stock equivalents are not included in the 1993 calculation because they are antidilutive. Such average shares totaled 17,825,000 in 1993, 17,805,000 in 1992 and 17,710,000 in 1991.

RECLASSIFICATION: Certain previously reported amounts have been reclassified to conform with year end 1993 presentations.

- --------------------------------------------------------------------------------
NOTE 2.  ACQUISITIONS:

On March 25, 1993, Springs' subsidiary, Clark-Schwebel Fiber Glass, contributed its European fiberglass subsidiaries (net assets of $17.1 million) and $8.8 million in cash to CS-Interglas A.G., of Ulm, Germany, in consideration for a minority equity interest in CS-Interglas A.G. and a convertible debenture. No gain or loss was recognized as a result of this transaction since it was accounted for as a nonmonetary exchange. The earnings (losses) of the European subsidiaries were consolidated in the Company's financial statements until March 25, 1993, at which time the Company removed the assets and liabilities of the subsidiaries from consolidation and began accounting for its interest in CS-Interglas A.G. under the equity method of accounting.

In August and October of 1992, Springs purchased the marketing and distribution operations of C. S. Brooks Canada Inc. and the Griffiths-Kerr division of Finlayson Enterprises, Ltd., respectively, for $18.6 million. Both acquisitions were accounted for using the purchase method of accounting, and accordingly, purchase price was allocated to net assets based upon estimated fair values at the acquisition dates. The Consolidated Statement of Operations includes results of both from the dates of acquisition.

In April 1991, Springs purchased certain net assets comprising the rug and shower curtain businesses of C. S. Brooks Corporation (C. S. Brooks) for approximately $30.0 million. The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the net assets of C. S. Brooks based upon their estimated fair values at the acquisition date. The Consolidated Statement of Operations includes C. S. Brooks since acquisition.

                    N O T E S  T O  C O N S O L I D A T E D
                     F I N A N C I A L  S T A T E M E N T S


- --------------------------------------------------------------------------------
NOTE 3.  RESTRUCTURING PLAN:

In 1990, Springs recorded a $70.0 million charge ($43.9 million after taxes, or $2.46 per share) for the estimated cost of converting certain finished fabrics manufacturing facilities to home furnishings production, consolidating and further reducing the Company's manufacturing operations and offering early retirement to qualifying employees. The process of conversion and consolidation is designed to further modernize Springs' textile operations and to decrease capacity of certain manufacturing operations. Management believes that its plan will not be fully implemented until 1994.

- --------------------------------------------------------------------------------
NOTE 4.  INDUSTRY SEGMENT INFORMATION:

Commencing in 1993, the Company has changed the financial statement presentation of its segments to reflect the changing nature of its business, the increased emphasis on its home furnishings business, and the similarities of the markets for its specialty fabrics. The specialty fabrics segment now combines the finished fabrics and industrial fabrics segments. Segment information for prior years has been restated to reflect this change.

Springs operates in two industry segments: home furnishings and specialty fabrics. The home furnishings segment manufactures, purchases for resale, and markets home furnishing products including sheets, pillowcases, bedspreads, comforters, curtains, towels, shower curtains, bath rugs, drapery hardware and decorative window furnishings to all major channels of retail distribution. The specialty fabrics segment manufactures, purchases for resale, and markets woven and non-woven fabrics, including apparel fabrics, home sewing fabrics, fiberglass fabrics, industrial fabrics, specialty and high performance fabrics, and protective and fire retardant fabrics to manufacturers for use in a variety of end products. Summarized segment information appears on page12 and is an integral part of the financial statements.

- -------------------------------------------------------------------------------------------------------------------------
NOTE 5.  LONG-TERM DEBT:
Long-term debt consists of (in thousands):


                                                                                                       1993        1992
Commercial Paper, average interest rate  3.2% in 1993, 4.1 % in 1992  . . . . . . . . . . .          $ 99,613    $ 51,677
Senior Notes payable in annual installments of $6,250 in years 1994 through 1996, $12,500 in years 1997 through 2001, and $6,250
   in years 2002 through 2005, effective interest rate of 10.01%  . . . . . . . . . . . . .           106,250     118,750
Notes payable in quarterly installments of $3,125 through April 1,
   1996, then $1,042 on July 1, 1996, interest at a variable market
   rate, 3.75% at January 1, 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            32,292      46,875
Senior Note payable in annual installments of $5,000 in years 1997
   through 2006, interest at 9.6% . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            50,000      50,000
Industrial Revenue Bond Obligations, payable in varying annual
   amounts to 2019, interest at rates ranging from 2.5% to 8.3% . . . . . . . . . . . . . .            22,189      23,181
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             3,195       4,011
- -------------------------------------------------------------------------------------------------------------------------
   Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           313,539     294,494
Current maturities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (20,511)    (20,943)
- -------------------------------------------------------------------------------------------------------------------------
   LONG-TERM DEBT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $293,028    $273,551
=========================================================================================================================

The Company intends to maintain commercial paper borrowings on a long-term basis. The Company's access to the commercial paper market is facilitated by committed long-term revolving credit agreements provided by several banks, totaling $100.0 million. Revolving credit agreements carry no specific expiration date but would terminate thirteen months after notice from banks. Springs pays an annual commitment fee equal to 1/8 of 1 percent on the revolving credit agreements.

Certain long-term debt agreements contain, among other things, requirements concerning the maintenance of working capital and tangible net worth, limitations on the incurrence of indebtedness, and restrictions on the payment of dividends and redemption of stock. At January 1, 1994, retained earnings of $173,583,000 were available for cash dividends and the redemption of Springs' stock. Property with a net book value of $36,226,000 is pledged as collateral for the Industrial Revenue Bonds.

Total annual maturities of long-term debt, excluding commercial paper will be:
1994 - $20,511,000; 1995 - $20,119,000; 1996 - $15,106,000; 1997 - $17,922,000;
1998 - $17,842,000 and varying amounts thereafter through 2019. Total interest payments in 1993, 1992 and 1991 were approximately $27,894,000, $30,789,000 and
$30,102,000, respectively.

                    N O T E S  T O  C O N S O L I D A T E D
                     F I N A N C I A L  S T A T E M E N T S

- --------------------------------------------------------------------------------
NOTE 6.  SHAREHOLDERS' EQUITY:
Changes in shareholders' equity, exclusive of retained earnings, are (in thousands):

- ------------------------------------------------------------------------------------------------------------------------------------
                                                Class A             Class B                           Class A
- ------------------------------------------------------------------------------------------------------------------------------------
                                         Common Stock Issued  Common Stock Issued               Stock Held in Treasury
                                         -------------------  -------------------  Additional   ----------------------    Currency
                                          Number       Par    Number        Par     Paid-In      Number                 Translation
                                         Of Shares    Value  Of Shares     Value    Capital     Of Shares       Cost     Adjustment
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December 29, 1990  . . .        9,604     $ 2,401   8,048      $ 2,012   $  9,318      150         $ 3,148     $ 9,883
Exchange of Class B common stock
  for Class A common stock  . . . .           76          19     (76)         (19)         -        -               -           -
Shares awarded under various
  employee plans  . . . . . . . . .           55          14       -            -      1,343       (8)            (95)          -
Currency translation adjustment . .            -           -       -            -          -        -               -        (531)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1991  . . .        9,735     $ 2,434   7,972      $ 1,993   $ 10,661      142         $ 3,053     $ 9,352
Exchange of Class B common stock
  for Class A common stock  . . . .           64          16     (64)         (16)         -        -               -           -
Shares awarded under various
  employee plans  . . . . . . . . .            3           -       -            -        226       (4)            (99)          -
Currency translation adjustment . .            -           -       -            -          -        -               -      (5,518)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1993  . . . .        9,802     $ 2,450   7,908      $ 1,977   $ 10,887      138         $ 2,954     $ 3,834
Exchange of Class B common stock
  for Class A common stock  . . . .           55          14     (55)         (14)         -        -               -           -
Shares awarded under various
  employee plans  . . . . . . . . .            1           1       -            -        257       (9)           (169)          -
Currency translation adjustment . .            -           -       -            -          -        -               -         144
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1994  . . . .        9,858     $ 2,465   7,853      $ 1,963    $11,144      129         $ 2,785     $ 3,978
====================================================================================================================================

In December 1991, Springs granted certain key employees options to purchase 380,000 shares of Class A common stock at market value on the date of grant. The options become exercisable in years 1994 through 1998. In April 1993, Springs granted certain key employees options to purchase 59,000 shares of Class A common stock at market value on the date of grant. The options become exercisable in years 1996 through 1998.

As of January 1, 1994, Springs had authorized 1,000,000 shares of $1.00 par value, voting, preferred stock, none of which was outstanding. Authorized common stock consisted of 40,000,000 shares of $.25 par value Class A stock and 20,000,000 shares of $.25 par value Class B stock. Subject to certain exceptions, holders of Class B stock are entitled to four votes per share on matters brought before shareholders of the Company, while holders of Class A stock are entitled to one vote per share. Holders of Class A stock are entitled to cash dividends which are at least 10 percent greater than cash dividends paid on Class B stock. Pursuant to a change in South Carolina corporate law effective January 1, 1989, purchases by Springs of its own stock no longer represent the acquisition of treasury shares; rather, the purchased shares constitute authorized but unissued shares. Accordingly, shares acquired after 1988 are accounted for as reductions of common stock, additional paid-in capital and retained earnings. Shares purchased prior to January 1, 1989 will continue to be accounted for in the same manner as prescribed under the previous law.


- --------------------------------------------------------------------------------
NOTE 7.  INCOME TAXES:

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" as of the beginning of 1993, and the cumulative effect of this change is reported in the 1993 Consolidated Statement of Operations. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109. The cumulative effect of adoption was a charge to income of $20.9 million, or $1.17 per share, reflecting the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. These temporary differences are determined in accordance with SFAS No. 109 and are more inclusive in nature than "timing differences" as determined under previously applicable accounting principles. During 1992 and 1991, deferred income taxes were provided for timing differences in the recognition of revenue and expenses for tax and financial statement purposes computed in accordance with Accounting Principles Board Opinion No. 11.

                    N O T E S  T O  C O N S O L I D A T E D
                     F I N A N C I A L  S T A T E M E N T S



The following tables present the provision for income taxes before cumulative effect of adoption of SFAS Nos. 106 & 109, the principal items of deferred income taxes at the beginning and end of 1993, the principal components of the deferred income tax provision for 1992 and 1991, and a reconciliation of the statutory U. S. income tax rate to the effective income tax rate.

INCOME TAX PROVISION BEFORE CUMULATIVE EFFECT
(In thousands):

                                1993      1992      1991
Current.  . . . . . . .      $ 32,932  $ 37,725   $ 19,789
Deferred. . . . . . . .         3,625    (2,260)     2,787
- ----------------------------------------------------------
   TOTAL TAX PROVISION
   BEFORE CUMULATIVE
   EFFECT.  . . . . . .      $ 36,557  $ 35,465   $ 22,576
==========================================================

Temporary differences which give rise to a significant portion of deferred income taxes are as follows:

                                     JANUARY 1    January 3
                                       1994         1993
Employee benefit accruals . . .    $  36,534     $  36,115
Deferred compensation . . . . .       24,032        21,911
Restructuring accruals  . . . .        4,080         8,655
Equity investments/subsidiaries        4,332         2,320
Accounts receivable reserves  .        4,306         6,550
Environmental accruals  . . . .        4,203         3,825
Other items . . . . . . . . . .       10,764         4,551
- ----------------------------------------------------------
   Subtotal.  . . . . . . . . .       88,251        83,927
Less valuation allowance  . . .       (4,332)       (2,320)
- ----------------------------------------------------------
   Total deferred tax assets  .    $  83,919      $ 81,607
- ----------------------------------------------------------

Property  . . . . . . . . . . .    $ (71,813)      (66,649)
Equity investments  . . . . . .       (8,523)       (7,072)
Intangibles . . . . . . . . . .       (3,690)       (2,701)
Other items . . . . . . . . . .       (3,241)       (4,660)
- ----------------------------------------------------------
   Total deferred tax
     liabilities  . . . . . . .    $ (87,267)      (81,082)
- ----------------------------------------------------------
NET DEFERRED TAX ASSET
     (LIABILITY)  . . . . . . .    $  (3,348)   $      525
==========================================================

As a result of increases in a deferred tax asset related to an equity investment, a valuation allowance has been recorded to the extent of such deferred tax asset. Realization of this asset is contingent on the Company's ability to generate future capital gains in an amount sufficient to utilize this tax asset.

DEFERRED INCOME TAX PROVISION (Benefit)
(In thousands):

                                       1992          1991
Depreciation  . . . . . . . . .     $  1,603     $    (412)
Restructuring costs . . . . . .        2,611         6,393
Deferred compensation . . . . .       (1,864)       (1,343)
Employee benefit plans  . . . .          275           (32)
Inventories . . . . . . . . . .         (190)          (23)
Other . . . . . . . . . . . . .       (4,695)       (1,796)
- -----------------------------------------------------------
   TOTAL DEFERRED INCOME
     TAX PROVISION (BENEFIT)  .     $ (2,260)     $  2,787
===========================================================

RECONCILIATION TO EFFECTIVE TAX RATES:

                                  1993       1992       1991
Provision at statutory
  U.S. tax rate . . . . . .       35.0%      34.0%      34.0%
Effective state income
  tax rate  . . . . . . . .        4.8        4.2        4.2
Foreign losses without
  tax benefit.  . . . . . .        2.4        3.4        4.7
Amortization of acquisition
   price not deductible for
   tax purposes . . . . . .        0.5        1.1        2.5
Other . . . . . . . . . . .        0.9        1.6          -
- -------------------------------------------------------------
   TOTAL. . . . . . . . . .       43.6%      44.3%      45.4%
=============================================================

Income before income taxes includes foreign losses of $6,377,000, $8,449,000, and $6,119,000 in 1993, 1992, and 1991, respectively. The provision for income taxes includes state income taxes of $6,225,000 in 1993, $5,127,000 in 1992, and $3,195,000 in 1991. Springs made income tax payments of approximately $45,837,000, $29,930,000, and $21,260,000 in 1993, 1992, and 1991,
respectively.


- --------------------------------------------------------------------------------
NOTE 8.  EMPLOYEES' BENEFIT PLANS:

EMPLOYEES' PROFIT SHARING AND RETIREMENT PLANS

Substantially all associates of Springs are covered by defined contribution plans or defined benefit plans. The Company makes contributions to defined contribution plans which are computed as a percentage of each participant's base pay. In addition, in the event that eligible participants contribute a percentage of their compensation to defined contribution plans, the Company matches a portion of their contributions.

Company contributions to defined benefit plans are made in accordance with ERISA and benefits are generally based upon years of service and compensation. Assets held by plans are invested in money market and other fixed income securities including United States government obligations and in diversified equity securities.

Defined contribution plan expense for 1993, 1992, and 1991 was $22,827,000, $19,695,000, and $18,666,000, respectively. The net assets available for benefits under defined contribution plans had a market value of $427,602,000 as of January 1, 1994.

                    N o t e s  T o  C o n s o l i d a t e d
                     F I N A N C I A L  S T A T E M E N T S



Defined benefit retirement plan expense was $1,486,000 in 1993, $1,669,000 in 1992 and $1,817,000 in 1991. The following assumptions and components were used to develop the net pension expense (in thousands):

                                                     1993     1992     1991
ASSUMPTIONS:
Discount rate for obligations . . . . . . . . . . .    7.0%     8.0%     8.0%
Discount rate for expenses  . . . . . . . . . . . .    8.0%     8.0%     8.0%
Expected long-term rate of return on assets . . . .    7.5%     7.5%     7.5%

COMPONENTS:
Service cost  . . . . . . . . . . . . . . . . . . . $  423   $  649   $  816
Interest cost on projected benefit obligations  . .  1,278    1,221    1,164
Actual return on assets . . . . . . . . . . . . . .   (255)    (259)    (816)
Net amortization and deferral . . . . . . . . . . .     40       58      653
- --------------------------------------------------------------------------------
PENSION EXPENSE, NET  . . . . . . . . . . . . . . . $1,486   $1,669   $1,817
================================================================================


The following table sets forth the funding status of Springs' defined benefit pension plans (in thousands):

                                                            JANUARY 1        JANUARY 2
                                                              1994              1993
ACCUMULATED BENEFIT OBLIGATION:
  Vested  . . . . . . . . . . . . . . . . . . . . . . . . .  $(17,740)       $(16,651)
  Non-vested  . . . . . . . . . . . . . . . . . . . . . . .       (18)            (11)
- -------------------------------------------------------------------------------------
  Accumulated benefit obligation  . . . . . . . . . . . . .  $(17,758)       $(16,662)
=====================================================================================
Projected benefit obligation  . . . . . . . . . . . . . . .  $(17,758)       $(16,662)
Plan assets at fair value . . . . . . . . . . . . . . . . .     3,908           4,121
- -------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets . . .   (13,850)        (12,541)
Unrecognized net loss and effects of changes in
  assumptions . . . . . . . . . . . . . . . . . . . . . . .     2,240           1,366
Additional minimum liability  . . . . . . . . . . . . . . .    (2,240)         (1,385)
- -------------------------------------------------------------------------------------
ACCRUED PENSION COST RECOGNIZED IN THE BALANCE SHEET  . . .  $(13,850)       $(12,560)
=====================================================================================

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 3, 1993. In applying this pronouncement, the Company immediately recognized, as a change in accounting principle, the $82.8 million Accumulated Postretirement Benefit Obligation (APBO) as of the beginning of fiscal 1993. On an after-tax basis, this charge was $51.6 million, or $2.90 per share.

The Company sponsors a defined benefit postretirement medical plan which covers substantially all salaried and nonsalaried employees. The plan provides medical benefits and is contributory, with retiree contributions adjusted periodically.

The following table sets forth the status of Springs' obligation under SFAS No. 106 at January 1, 1994 and January 3, 1993 (in thousands):

                                                      JANUARY 1      JANUARY 3
                                                        1994           1993
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
  Retirees  . . . . . . . . . . . . . . . . . . .    $ (40,144)      $ (43,380)
  Fully eligible active plan participants   . . .       (7,150)        (23,324)
  Other active plan participants  . . . . . . . .      (20,497)        (16,066)
- -------------------------------------------------------------------------------
  Accumulated postretirement benefit obligation .    $ (67,791)      $ (82,770)
Unrecognized effects of changes resulting from
  experience different from that assumed  . . . .      (14,901)              -
- -------------------------------------------------------------------------------
ACCRUED POSTRETIREMENT BENEFIT OBLIGATION
  RECOGNIZED IN THE BALANCE SHEET . . . . . . . .    $ (82,692)      $ (82,770)
===============================================================================

                    N O T E S  T O  C O N S O L I D A T E D
                     F I N A N C I A L  S T A T E M E N T S



At the date of adoption, the substantive plan provided for eligible active associates to elect to receive benefits based on service and age provisions consistent with the provisions of then current retirees. This election was offered for a limited time period and a significant number of these associates did not elect this option; therefore, the number of fully eligible associates was substantially less at January 1, 1994. The $14.9 million actuarial gain primarily represents lower health care costs than assumed offset by a decrease in the discount rate. Net postretirement benefit cost for 1993 consisted of the following components:

Service cost - benefits earned  . . . . . . . .    $ 1,132
Interest cost on accumulated
  postretirement benefit obligation   . . . . .      6,320
- ----------------------------------------------------------
NET POSTRETIREMENT BENEFIT COST . . . . . . . .    $ 7,452
==========================================================

The actuarial valuation of the APBO for this plan includes provisions for anticipated future cost-sharing changes that are consistent with the Company's expressed intent to adjust future retiree contributions. The Company continues to fund this plan on the "pay-as-you-go" basis. In 1992 and 1991, retiree "pay-as-you-go" expense was $7,712,000 and $6,482,000, respectively.

For measurement purposes, a 12.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; this 12.5 percent rate was assumed to decrease gradually to six percent until the year 2006 and remain at that level thereafter. If the health care cost trend rate were increased by one percent, the APBO would increase by 13 percent and the aggregate of the service and interest cost components of net postretirement benefit cost would increase by 26 percent. The discount rate used in determining the APBO at January 1, 1994 was seven percent and at January 3, 1993 was eight percent.


- --------------------------------------------------------------------------------
NOTE 9.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has estimated the fair value amounts of financial instruments as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company would realize in a current market exchange.

The carrying amounts of cash and cash equivalents, accounts receivable, other assets, accounts payable, and short-term borrowings are reasonable estimates of their fair value at January 1, 1994 and January 2, 1993.

Long-term debt including commercial paper of $314 million had an estimated fair value at January 1, 1994 of $340 million. Long-term debt including commercial paper of $294 million had an estimated fair value at January 2, 1993 of $304 million. Fair value was estimated using interest rates that were available to the Company at those dates for issuance of debt with similar terms and remaining maturities.


- --------------------------------------------------------------------------------
NOTE 10.  OTHER MATTERS:

TRANSACTIONS WITH RELATED PARTIES: Springs transacts business with companies which are controlled by two members of the Board of Directors, their family and related entities. In the opinion of Springs' management, the cost of services provided by these companies is not material and the services have been obtained at competitive prices or rates. Management reviews its conclusions with the Audit Committee of the Board of Directors.

CONTINGENCIES: The action filed in the United States District Court of South Carolina by the Catawba Indian Tribe of South Carolina against Springs and other defendants, including the State of South Carolina and a number of other governmental entities, claiming title to approximately 140,000 acres of land in York and Lancaster counties, South Carolina, including certain property owned by

Springs, has been settled and the plaintiff's title claims have been formally dismissed by order of the United States District Court entered on January 5, 1994.

Springs is involved in certain administrative proceedings governed by environmental laws and regulations, including proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act. The potential costs to the Company related to all of these environmental matters are uncertain due to such factors as: the unknown magnitude of possible pollution and cleanup costs; the complexity and evolving nature of governmental laws and regulations and their interpretations; the timing, varying costs and effectiveness of alternative cleanup technologies; the determination of the Company's liability in proportion to other potential responsible parties; and the extent, if any, to which such costs are recoverable from insurance or other parties. The Company has accrued a liability of approximately $11 million, which represents management's best estimate of Springs' probable liability concerning all known environmental matters. This accrual has not been reduced by any potential insurance recovery the Company may have regarding environmental matters. The only major component of the Company's accrued liability for environmental matters involves a site listed on the United States Environmental Protection Agency's ("EPA") National Priority List ("NPL") where Springs is the sole responsible party. Springs, the United States Environmental Protection Agency and the United States Department of Justice have executed a consent decree related to this site. Soil cleanup was completed in 1993, subject to final approval by EPA. The remedial design for groundwater cleanup is nearing completion. Management believes the $11 million accrual will be paid out over the next ten years.

Springs is also involved in various other legal proceedings and claims incidental to its business. Springs is defending its position in all such proceedings.

In the opinion of management, based on the advice of counsel, the likelihood that the resolution of the above matters would have a material adverse impact on either the financial condition or the future results of operations of Springs is remote.

                             I N D E P E N D E N T
                         A U D I T O R S '  R E P O R T


To the Board of Directors of Springs Industries, Inc.

We have audited the accompanying consolidated balance sheet of Springs Industries, Inc. as of January 1, 1994 and January 2, 1993, and the related consolidated statements of operations and retained earnings and of cash flows for each of the three fiscal years in the period ended January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Springs Industries, Inc. at January 1, 1994 and January 2, 1993, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 1, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 7 and 8 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes and its method of accounting for postretirement benefits other than pensions to conform with Statements of Financial Accounting Standards Nos. 109 and 106, respectively.


SIGNATURE on file

DELOITTE & TOUCHE
Charlotte, North Carolina
January 31, 1994
- --------------------------------------------------------------------------------


                     M A N A G E M E N T ' S  R E P O  R T
                  O N  F I N A N C I A L  S T A T E M E N T S



The management of the Company is responsible for the preparation of the consolidated financial statements and related financial information included in this annual report. The statements, which include amounts based on judgments of management, have been prepared in conformity with generally accepted accounting principles consistently applied.

In fulfilling the Company's responsibilities for maintaining the integrity of financial information and for safeguarding assets, Springs relies upon internal control systems designed to provide reasonable assurance that the Company's records properly reflect business transactions and that these transactions are in accordance with management's authorization. There are limits inherent in all systems of internal accounting controls based on the recognition that the cost of such systems should not exceed the benefits to be derived. Springs believes its system provides this appropriate balance. The internal control system is augmented by an internal audit staff which evaluates and reports on the adequacy and effectiveness of internal control and procedures.

Management also recognizes its responsibility for conducting the Company's affairs in an ethical and socially responsible manner. Springs has communicated to its employees its intentions to maintain the highest standards of ethical conduct in all of its business activity. Ongoing review programs are carried out to monitor compliance with this policy.

The Board of Directors pursues its oversight responsibility for the Company's systems of internal control and financial statements through its Audit Committee, which is composed solely of outside directors. The Audit Committee meets regularly with Springs' management, internal auditors, and independent auditors. Both the independent auditors and internal auditors have access to and meet privately with this Committee without the presence of management.

The Company's independent auditors, Deloitte & Touche, consider the Company's internal control structure to the extent they deem necessary and perform tests and other procedures they deem necessary to express an opinion on the fairness of the presentation of the financial statements, which management believes provides an objective assessment of the degree to which management meets its responsibility for fairness of financial reporting.

                                                  SIGNATURE on file




STEPHEN P. KELBLEY
Executive Vice President
and Chief Financial Officer

                 Q U A R T E R L Y  F I N A N C I A L  D A T A
                             ( U N A U D I T E D )


(In millions except per share data)

                                               1993                                            1992
QUARTER                    1ST       2ND       3RD       4TH      YEAR      1ST       2ND      3RD     4TH*      YEAR*
Net sales  . . . . . .    $501.7    $483.9    $514.5    $522.7  $2,022.8   $462.9   $486.0   $495.0   $531.8   $1,975.7
Gross profit . . . . .      96.9      94.0     103.7     108.8     403.4     84.8     93.3     97.8    114.5      390.4
Income before
 cumulative effect . .       9.1       8.9      13.7      15.5      47.3      5.3     11.2     13.3     14.7       44.5
Cumulative effect  . .     (72.5)(a)     -         -         -     (72.5)(a)    -        -        -        -          -
- ------------------------------------------------------------------------------------------------------------------------
Net income (loss)  . .     (63.4)      8.9      13.7      15.5     (25.3)     5.3     11.2     13.3     14.7       44.5
========================================================================================================================

Per share:
Income before
  cumulative effect  .       .51       .50       .77       .87      2.65      .30      .63      .75      .82       2.50
Cumulative effect  . .     (4.07)(a)     -         -         -     (4.07)(a)    -        -        -        -          -
- ------------------------------------------------------------------------------------------------------------------------
Net income (loss)  . .     (3.56)      .50       .77       .87     (1.42)     .30      .63      .75      .82       2.50
========================================================================================================================

* 14 weeks for the quarter and 53 weeks for the year.
(a) One-time charges for adoption of SFAS Nos. 106 and 109.



DIVIDENDS AND PRICE RANGE OF COMMON STOCK

                                               1993                                            1992
QUARTER                    1ST       2ND       3RD        4TH      YEAR     1ST       2ND      3RD     4TH*       YEAR*
Per share:
Class A dividends  . .       .30       .30       .30       .30      1.20      .30      .30      .30      .30       1.20
Class B dividends  . .       .27       .27       .27       .27      1.08      .27      .27      .27      .27       1.08
- --------------------------------------------------------------------------------------------------------------------------

Common stock prices:
   High  . . . . . . .    45 7/8    49        37 3/4    42 1/4    49       39 3/4   40 1/8   43 7/8   43 1/8     43 7/8
   Low . . . . . . . .    35 3/4    33 1/2    34 5/8    34 3/4    33 1/2   30 1/2   34 7/8   35 5/8   31 1/2     30 1/2
- ------------------------------------------------------------------------------------------------------------------------




PRICE RANGE
OF COMMON STOCK
(by quarter)

(Graph)

                  S E L E C T E D  F I N A N C I A L  D A T A
                            Springs Industries, Inc.

                                                      1993        1992(c)     1991       1990          1989
SUMMARY OF OPERATIONS (in millions):
   Net sales  . . . . . . . . . . . . . . . . . .   $2,022.8     $1,975.7   $1,890.4   $1,878.0      $1,909.3
   Income (loss) before income taxes  . . . . . .       83.8         80.0       49.7       (7.1)(a)     100.7
   Income taxes . . . . . . . . . . . . . . . . .       36.6         35.5       22.6        (.3)         35.8
   Net income (loss)  . . . . . . . . . . . . . .      (25.3)(h)     44.5       27.1       (6.8)(a)      64.9
   Operating cash flow(d) . . . . . . . . . . . .      201.2        198.8      167.9      174.9         204.0
   Class A cash dividends declared. . . . . . . .       11.6         11.5       11.4       11.6          11.5
   Class B cash dividends declared  . . . . . . .        8.5          8.6        8.7        8.7           8.7
- --------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
   Net income (loss)  . . . . . . . . . . . . . .      (1.42)(h)     2.50       1.53       (.39)(a)      3.64
   Class A cash dividends declared  . . . . . . .       1.20         1.20       1.20       1.20          1.20
   Class B cash dividends declared  . . . . . . .       1.08         1.08       1.08       1.08          1.08
   Shareholders' equity . . . . . . . . . . . . .      30.90        33.47      32.39      32.05         33.08
   Class A stock price range:
      High  . . . . . . . . . . . . . . . . . . .         49       43 7/8     36 1/4     39 1/2        45 1/4
      Low . . . . . . . . . . . . . . . . . . . .     33 1/2       30 1/2     21 1/4     16 7/8        30 1/2
- --------------------------------------------------------------------------------------------------------------
STATISTICAL DATA:
   Income to net sales  . . . . . . . . . . . . .       (1.3)%        2.3%       1.4%      (0.4)%         3.4%
   Net income to average shareholders' equity . .       (4.7)%        7.7%       4.9%      (1.2)%        11.6%
   Operating return on assets employed (e)  . . .        8.8%         8.7%       6.6%       7.7%         11.2%
   Inventory turnover (f) . . . . . . . . . . . .        5.6          6.0        6.0        5.6           5.8
   Accounts receivable turnover (g) . . . . . . .        6.5          6.5        6.3        6.2           6.4
   Net sales divided by average assets  . . . . .        1.6          1.6        1.5        1.6           1.7
   Current ratio  . . . . . . . . . . . . . . . .        2.3          2.2        2.2        2.5           2.4
   Capital expenditures (in millions) . . . . . .   $   88.3     $   80.3   $  115.9   $  117.8      $  108.3
   Depreciation (in millions) . . . . . . . . . .   $   78.1     $   77.7   $   75.2   $   72.6      $   67.5
   Approximate number of shareholders . . . . . .      3,200        3,300      3,500      3,400         3,500
   Average number of associates . . . . . . . . .     20,300       20,900     21,700     23,200        24,100
- --------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA (in millions):
   Working capital  . . . . . . . . . . . . . . .   $  353.5     $  328.2   $  329.7   $  356.5      $  354.9
   Property:
      Cost  . . . . . . . . . . . . . . . . . . .    1,195.8      1,168.4    1,123.6    1,087.9         978.0
      Accumulated depreciation  . . . . . . . . .     (645.9)      (609.1)    (551.5)    (563.7)       (503.0)
      Net . . . . . . . . . . . . . . . . . . . .      549.9        559.3      572.1      524.2         475.0
   Total assets . . . . . . . . . . . . . . . . .    1,292.1      1,250.3    1,251.3    1,201.1       1,188.4
   Long-term debt . . . . . . . . . . . . . . . .      293.0        273.6      287.8      260.4         227.5
   Shareholders' equity . . . . . . . . . . . . .      543.2        588.1      568.9      560.9         585.1
- --------------------------------------------------------------------------------------------------------------
(a)  Includes a $70.0 million charge ($43.9 million after tax, or $2.46 per share) for restructuring.
(b)  Includes an $18.0 million charge ($11.2 million after tax or $.63 per share) for restructuring.
(c)  Fifty-three weeks.
(d)  Pretax income plus restructuring costs, depreciation and amortization, and interest expense.
(e)  Pretax income before restructuring costs and interest expense divided by average of month-end total assets used in operations.
(f)  Cost of goods sold divided by average of month-end inventories.
(g)  Net sales divided by average of month-end receivables.
(h)  Includes a charge of $ (72.5) million, net of income taxes, or $(4.07) per share for cumulative effect of adoption of SFAS Nos. 106 & 109.

                 S E L E C T E D  F I N A N C I A L  D A T A
                           Springs Industries, Inc.

                                                      1988        1987        1986       1985(c)       1984
SUMMARY OF OPERATIONS (in millions):
   Net sales  . . . . . . . . . . . . . . . . . .   $1,824.8     $1,661.1   $1,505.0   $1,013.5      $  945.0
   Income (loss) before income taxes  . . . . . .       85.1(b)     101.5       58.8       20.6          55.1
   Income taxes . . . . . . . . . . . . . . . . .       32.3         45.8       26.2        7.3          19.0
   Net income (loss)  . . . . . . . . . . . . . .       52.8(b)      55.7       32.6       13.3          36.1
   Operating cash flow(d) . . . . . . . . . . . .      195.1        186.6      144.6       67.3          92.5
   Class A cash dividends declared. . . . . . . .       14.7         14.5       13.5       13.4          13.4
   Class B cash dividends declared  . . . . . . .        2.8            -          -          -             -
- --------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
   Net income (loss)  . . . . . . . . . . . . . .       2.98(b)      3.13       1.83        .75          2.03
   Class A cash dividends declared  . . . . . . .       1.01          .82        .76        .76           .76
   Class B cash dividends declared  . . . . . . .        .27            -          -          -             -
   Shareholders' equity . . . . . . . . . . . . .      30.67        28.64      26.24      25.03         25.03
   Class A stock price range:
      High  . . . . . . . . . . . . . . . . . . .     38 3/4       38 1/4    28 7/16     23            20 1/8
      Low . . . . . . . . . . . . . . . . . . . .     27           20 3/4    20  1/2     15 5/8        15 1/4
- --------------------------------------------------------------------------------------------------------------
STATISTICAL DATA:
   Income to net sales  . . . . . . . . . . . . .        2.9%         3.4%       2.2%       1.3%          3.8%
   Net income to average shareholders' equity . .       10.2%        11.5%       7.3%       3.0%          8.4%
   Operating return on assets employed (e)  . . .       12.0%        12.3%       8.8%       4.4%          9.7%
   Inventory turnover (f) . . . . . . . . . . . .        6.2          5.8        5.0        5.7           5.8
   Accounts receivable turnover (g) . . . . . . .        6.4          6.5        6.3        6.2           6.2
   Net sales divided by average assets  . . . . .        1.7          1.6        1.5        1.5           1.5
   Current ratio  . . . . . . . . . . . . . . . .        2.7          3.0        3.3        3.1           4.8
   Capital expenditures (in millions) . . . . . .   $   77.1     $   69.9   $   57.0   $   37.4      $   50.9
   Depreciation (in millions) . . . . . . . . . .   $   62.1     $   57.8   $   55.6   $   37.6      $   31.9
   Approximate number of shareholders . . . . . .      3,700        3,400      3,300      3,400         3,500
   Average number of associates . . . . . . . . .     23,400       23,100     23,500     17,000        16,800
- --------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA (in millions):
   Working capital  . . . . . . . . . . . . . . .   $  389.8     $  428.1   $  402.2   $  381.1      $  279.8
   Property:
      Cost  . . . . . . . . . . . . . . . . . . .      872.5        803.6      749.3      710.3         561.7
      Accumulated depreciation  . . . . . . . . .     (448.0)      (410.5)    (366.0)    (324.6)       (311.2)
      Net . . . . . . . . . . . . . . . . . . . .      424.5        393.1      383.3      385.7         250.5
   Total assets . . . . . . . . . . . . . . . . .    1,118.3      1,083.7    1,010.4    1,013.1         615.0
   Long-term debt . . . . . . . . . . . . . . . .      238.5        256.8      271.0      308.1          39.1
   Shareholders' equity . . . . . . . . . . . . .      541.6        505.0      464.6      442.2         441.2
- --------------------------------------------------------------------------------------------------------------

Note:  Selected financial data includes M. Lowenstein Corporation, Uniglass, Andre' Richard, Carey-McFall,
       C. S. Brooks, C. S. Brooks Canada, and Griffiths-Kerr from their dates of acquisition in November 1985,
       February 1988, March 1988, March 1989, April 1991, August 1992, and October 1992, respectively.

Description of two graphs on page twelve should read as follows:

Pie graph depicting sales per industry segment, which shows home furnishings at 69% of total and specialty fabrics at 31% of total.

Pie graph depicting earnings per industry segment, which shows home furnishings at 82% of total and specialty fabrics at 18% of total.



Description of graph on page fifteen should read as follows:

Pie graph depicting distribution of the sales dollar, which shows the following:

     Raw materials and purchased goods                701.0
     Wages, salary, & benefits                        616.7
     Other manufacturing, selling, general
          and administrative expenses, etc.           621.2
     Income taxes                                      36.6
     Cash dividends and retained earnings              47.3
(1) Excluding cumulative effect of adoption of SFAS Nos. 106 & 109.


Description of graph on page 25 should read as follows:

Bar graph depicting price range of common stock, noted above, by quarters for 1992 and 1993.