Form 10-K405, Exhibit 13
period 1994-12-31
SPRINGS INDUSTRIES INC
filed 1995-03-07
CIK 93102

                                                                    EXHIBIT 13

                       INDUSTRY SEGMENT INFORMATION (1)

                           Springs Industries, Inc.

                           (In millions)                                   1994           1993        1992(2)
SALES PER INDUSTRY                                                         ----           ----        ------
SEGMENT (In percent)
[PIE Graph]                 TRADE SALES:
                              Home furnishings........................   $1,460.1       $1,386.4       $ 1,278.4
Pie graph showing the         Specialty fabrics.......................      608.8          636.4           697.3
percentage of total        -------------------------------------------------------------------------------------
sales generated by                 TOTAL..............................   $2,068.9(3)    $2,022.8(3)    $ 1,975.7
each segment for           =====================================================================================
1994.                      OPERATING INCOME:
                              Home furnishings........................   $   97.5       $   99.8       $   100.5
                              Specialty fabrics.......................       38.3           22.1            12.7
                           -------------------------------------------------------------------------------------
                                   Total..............................   $  135.8       $  121.9       $   113.2
                           -------------------------------------------------------------------------------------
                           Interest expense...........................       29.2           30.3            31.4
                           Other (income) expense.....................       (0.1)           7.8             1.8
                           -------------------------------------------------------------------------------------
                                   INCOME BEFORE INCOME TAXES AND
                                   CUMULATIVE EFFECT OF ADOPTION OF
OPERATING INCOME PER               SFAS NOS. 106 & 109................   $  106.7       $   83.8       $    80.0
INDUSTRY SEGMENT           =====================================================================================
(In percent)               IDENTIFIABLE ASSETS AT YEAR END:
[Pie Graph]                   Home furnishings........................   $  990.4       $  957.3       $   894.5
                              Specialty fabrics.......................      430.3          461.2           489.6
Pie graph showing the         LIFO reserve............................     (132.5)        (129.2)         (137.8)
percentage of total           Corporate...............................         .8            2.8             4.0
operating income           -------------------------------------------------------------------------------------
generated by each                  TOTAL..............................   $1,289.0       $1,292.1       $ 1,250.3
segment for 1994.          =====================================================================================
                           CAPITAL EXPENDITURES:
                              Home furnishings........................   $   69.1       $   71.0       $    59.3
                              Specialty fabrics.......................       23.5           17.3            21.0
                           -------------------------------------------------------------------------------------
                                   TOTAL..............................   $   92.6       $   88.3       $    80.3
                           =====================================================================================
                           DEPRECIATION AND AMORTIZATION:
                              Home furnishings........................   $   67.6       $   64.1       $    60.5
                              Specialty fabrics.......................       22.7           23.0            26.9
                           -------------------------------------------------------------------------------------
                                   TOTAL..............................   $   90.3           87.1            87.4
                           =====================================================================================

 (1) This schedule provides consolidated financial information by segment, but not financial information of the segments as separate entities. Operating income represents sales less cost of goods sold and selling, general and administrative expenses. The allocation of the LIFO reserve and corporate assets (cash and cash equivalents) to the segments is not practicable. See notes to financial statements for further discussion regarding industry segments.

 (2) 53 weeks

 (3) Sales for 1994 and 1993 include sales of $258.4 million and $222.4 million, respectively, to one customer. The Company's home furnishings segment had sales of $202.8 million and $172.1 million for 1994 and 1993, respectively, to this customer. Sales of $55.6 million and $50.3 million for 1994 and 1993, respectively, are included in the specialty fabrics segment.

          CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

                           Springs Industries, Inc.

(In thousands except per share data)
For the Fiscal Years Ended December 31, 1994, January 1, 1994, and January 2, 1993 (53 weeks)

                                                      1994               1993                   1992        DISTRIBUTION OF
                                                      ----               ----                   ----       THE SALES DOLLAR
                                                                                                             (In percent)
OPERATIONS                                                                                                    [Pie Graph]
NET SALES......................................  $  2,068,911         $ 2,022,816           $ 1,975,692
- -------------------------------------------------------------------------------------------------------    Pie graph showing
   Cost of goods sold..........................     1,632,489           1,619,422             1,585,357    percentage of each
   Selling, general and                                                                                    sales dollar spent
     administrative expenses...................       300,580             281,539               277,174    on (i) raw materials
- -------------------------------------------------------------------------------------------------------    and purchased goods,
       Operating income........................       135,842             121,855               113,161    (ii) wages, salaries
   Interest expense............................        29,253              30,256                31,418    and benefits, (iii)
   Other (income) expense......................          (123)              7,786                 1,748    other manufacturing,
- -------------------------------------------------------------------------------------------------------    selling, general and
Income before income taxes                                                                                 administrative expenses,
   and cumulative effect of adoption of                                                                    (iv) cash dividends and
   SFAS Nos. 106 & 109.........................       106,712              83,813                79,995    retained earnings and
Income tax provision...........................        44,485              36,557                35,465    (v) income taxes.
- -------------------------------------------------------------------------------------------------------
Income before cumulative effect of
   adoption of SFAS Nos. 106 & 109.............        62,227              47,256                44,530
Cumulative effect of adoption of SFAS
   Nos. 106 & 109, net of income tax...........            --             (72,543)                   --
- -------------------------------------------------------------------------------------------------------
          NET INCOME (LOSS)....................  $     62,227         $   (25,287)          $    44,530
=======================================================================================================
PER SHARE:
Income before cumulative effect of
   adoption of SFAS Nos. l06 & 109............   $       3.50         $      2.65           $      2.50
Cumulative effect of adoption of SFAS
   Nos. 106 & 109, net of income tax..........             --               (4.07)                   --
- -------------------------------------------------------------------------------------------------------
          NET INCOME (LOSS)...................   $       3.50         $     (1.42)          $      2.50
=======================================================================================================


                                                       1994                 1993                1992

RETAINED EARNINGS
RETAINED EARNINGS AT BEGINNING OF YEAR........   $    526,428         $   571,864           $   547,463
Net income (loss).............................         62,227             (25,287)               44,530
Class A cash dividends declared...............        (11,758)            (11,624)              (11,538)
Class B cash dividends declared...............         (8,494)             (8,525)               (8,591)
- -------------------------------------------------------------------------------------------------------
          RETAINED EARNINGS
          AT END OF YEAR......................   $    568,403         $   526,428           $   571,864
=======================================================================================================

See Notes to Consolidated Financial Statements.

                           CONSOLIDATED BALANCE SHEET

                            Springs Industries, Inc.

(In thousands except share data)
December 31, 1994 and January 1, 1994

                                                                                            1994            1993
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents....................................................        $      769      $    2,790
   Accounts receivable..........................................................           312,739         315,834
   Inventories..................................................................           264,161         267,842
   Other........................................................................            39,335          40,073
- ------------------------------------------------------------------------------------------------------------------
       Total current assets.....................................................           617,004         626,539
- ------------------------------------------------------------------------------------------------------------------
PROPERTY (AT COST):
   Land and improvements........................................................            16,546          17,549
   Buildings....................................................................           224,410         205,229
   Machinery, equipment, etc....................................................         1,012,104         973,065
- ------------------------------------------------------------------------------------------------------------------
       Total....................................................................         1,253,060       1,195,843
   Accumulated depreciation.....................................................          (697,810)       (645,938)
- ------------------------------------------------------------------------------------------------------------------
       Property, net............................................................           555,250         549,905
- ------------------------------------------------------------------------------------------------------------------
OTHER ASSETS AND DEFERRED CHARGES...............................................           116,789         115,687
- ------------------------------------------------------------------------------------------------------------------
       TOTAL....................................................................        $1,289,043      $1,292,131
==================================================================================================================
LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES:
   Short-term borrowings........................................................        $   11,100      $   61,420
   Current maturities of long-term debt.........................................            21,318          20,511
   Accounts payable.............................................................            83,232          73,640
   Accrued incentive pay and benefit plans......................................            39,178          33,928
   Other accrued liabilities....................................................            89,128          83,511
- ------------------------------------------------------------------------------------------------------------------
       Total current liabilities................................................           243,956         273,010
- ------------------------------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
   Long-term debt...............................................................           265,384         293,028
   Long-term benefit plans and deferred compensation............................           144,967         139,284
   Deferred income taxes........................................................            30,731          27,914
   Deferred credits and other liabilities.......................................            19,914          15,702
- ------------------------------------------------------------------------------------------------------------------
       Total noncurrent liabilities.............................................           460,996         475,928
- ------------------------------------------------------------------------------------------------------------------
SHAREOWNERS' EQUITY:
   Class A common stock- $.25 par value (9,884,143 and 9,858,035 shares
    issued in 1994 and 1993, respectively)......................................             2,471           2,465
   Class B common stock- $.25 par value (7,830,375 and 7,853,087 shares
    issued in 1994 and 1993, respectively)......................................             1,958           1,963
   Additional paid-in capital...................................................            11,413          11,144
   Retained earnings............................................................           568,403         526,428
   Cost of Class A shares in treasury (1994-119,585 shares; 1993-129,460 shares)            (2,602)         (2,785)
   Currency translation adjustment..............................................             2,448           3,978
- ------------------------------------------------------------------------------------------------------------------
       Total shareowners' equity................................................           584,091         543,193
- ------------------------------------------------------------------------------------------------------------------
       TOTAL....................................................................        $1,289,043      $1,292,131
==================================================================================================================

See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                            Springs Industries, Inc.


(In thousands)
For the Fiscal Years Ended December 31, 1994, January 1, 1994, and January 2, 1993 (53 Weeks)

                                                                         1994            1993             1992
OPERATING ACTIVITIES:
   Net income (loss)..............................................   $  62,227       $ (25,287)        $  44,530
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
      Cumulative effect of adoption of SFAS Nos. 106 & 109,
       net of income taxes........................................          --          72,543                --
      Depreciation and amortization...............................      90,290          87,138            87,376
      Deferred income taxes.......................................       1,409           3,625            (2,260)
      Changes in assets and liabilities excluding effects of
       acquisition and disposition of businesses:
         Accounts receivable......................................      (6,632)        (29,285)           14,827
         Inventories..............................................      (5,556)        (13,599)          (21,493)
         Accounts payable, accrued incentive pay and benefit plans,
          and other accrued liabilities...........................      37,709          (5,102)            8,530
         Accrued restructuring costs..............................     (10,317)         (9,495)          (16,541)
         Other....................................................      (1,256)            501              (213)
- ----------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities..................     167,874          81,039           114,756
- ----------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
      Purchases of property.......................................     (92,642)        (88,289)          (80,345)
      Businesses or minority interest acquired....................          --          (8,780)          (18,591)
      Proceeds from sales of assets...............................         939             203             4,937
      Proceeds from sale of business..............................      19,130              --                --
- ----------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities......................     (72,573)        (96,866)          (93,999)
- ----------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
      Proceeds (repayment) of short-term borrowings, net..........     (50,320)         15,406            16,814
      Proceeds from long-term debt................................       1,896          49,005             8,793
      Payment of long-term debt...................................     (28,732)        (29,678)          (27,956)
      Cash dividends paid.........................................     (20,166)        (20,149)          (20,129)
- ----------------------------------------------------------------------------------------------------------------
       Net cash provided (used) by financing activities...........     (97,322)         14,584           (22,478)
- ----------------------------------------------------------------------------------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS.............................      (2,021)         (1,243)           (1,721)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR....................       2,790           4,033             5,754
- ----------------------------------------------------------------------------------------------------------------
       CASH AND CASH EQUIVALENTS AT END OF YEAR...................   $     769       $   2,790         $   4,033
================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ACCOUNTS RECEIVABLE: Springs has a diverse customer base across a variety of industries. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The reserve for doubtful accounts was approximately $7,067,000 and $6,235,000 in 1994 and 1993, respectively, which management believes is adequate to provide for expected credit losses.

INVENTORIES:  Inventories are summarized as follows (in thousands):

                                        1994         1993
Standard cost (which approximates
  average cost) or average cost:
    Finished goods ...............   $ 173,729    $ 180,989
    In process ...................     166,347      165,190
    Raw materials and supplies ...      56,553       50,824
- -----------------------------------------------------------
                                       396,629      397,003
Less LIFO reserve.................    (132,468)    (129,161)
- -----------------------------------------------------------
    Total ........................   $ 264,161    $ 267,842
===========================================================

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (LIFO) for approximately 84 percent of inventories and the average cost method for all other inventories. Average cost approximates current cost.

DEPRECIATION: Depreciation is computed for financial reporting purposes on a straight-line basis over the estimated useful lives of the related assets, ranging from 20 to 40 years for buildings, 10 to 20 years for land improvements, and 3 to 11 years for machinery, equipment, leasehold improvements, etc.

INCOME TAXES: The provision for income taxes includes federal, state, and foreign taxes currently payable and deferred taxes. Deferred taxes for 1994 and 1993 were determined using the liability approach as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This method considers future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities and gives immediate effect to changes in income tax laws upon enactment. Deferred taxes for 1992 were determined using the deferral method as required by Accounting Principles Board Opinion No. 11.

INCOME (LOSS) PER SHARE: Per share amounts are based on the weighted average number of shares of Class A and Class B common stock and common stock equivalents outstanding. Certain common stock equivalents are not included in the 1994 and 1993 calculations because they are antidilutive. Such average shares totaled 17,793,000 in 1994, 17,825,000 in 1993, and 17,805,000 in 1992.

RECLASSIFICATION: Certain previously reported amounts have been reclassified to conform with year-end 1994 presentations.

NOTE 2.  ACQUISITIONS AND DIVESTITURES:

On June 24, 1994, the Company sold all of the stock of Clark-Schwebel Distribution Corp., a subsidiary of Clark-Schwebel, Inc. In connection with this sale, the Company received cash payments of $19.1 million. The gain on this transaction is included in other (income) expense.

On March 25, 1993, Springs' subsidiary, Clark-Schwebel, Inc., contributed its European fiberglass subsidiaries (net assets of $17.1 million) and $8.8 million in cash to CS-Interglas A.G., of Ulm, Germany, in consideration for a minority equity interest in CS-Interglas A.G. and a convertible debenture. No gain or loss was recognized as a result of this transaction since it was accounted for as a nonmonetary exchange. The earnings (losses) of the former European subsidiaries were consolidated in the Company's financial statements until March 25, 1993, at which time the Company removed the assets and liabilities of the former subsidiaries from consolidation and began accounting for its interest in CS-Interglas A.G. under the equity method of accounting.

In August and October of 1992, Springs purchased the marketing and distribution operations of C.S. Brooks Canada Inc. and the Griffiths-Kerr division of Finlayson Enterprises, Ltd., respectively, for $18.6 million. Both acquisitions were accounted for using the purchase method of accounting, and accordingly, purchase price was allocated to net assets based upon estimated fair values at the acquisition dates. The Consolidated Statement of Operations includes results of both from the dates of acquisition.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.  RESTRUCTURING PLAN:

During the third quarter of 1994, the Company completed its plan, announced in 1990, for the restructuring of certain finished fabrics operations. The Company did not recognize in 1994 any gain or loss in connection with the completion of this plan.

NOTE 4.  INDUSTRY SEGMENT INFORMATION:

Springs operates in two industry segments: home furnishings and specialty fabrics. The home furnishings segment manufactures, purchases for resale, and markets home furnishing products including sheets, pillowcases, bedspreads, comforters, curtains, towels, shower curtains, bath rugs, drapery hardware and decorative window furnishings to all major channels of retail distribution. The specialty fabrics segment manufactures, purchases for resale, and markets woven and non-woven fabrics, including apparel fabrics, home sewing fabrics, fiberglass fabrics, industrial fabrics, specialty and high performance fabrics, and protective and fire retardant fabrics to manufacturers for use in a variety of end products. Summarized segment information appears on page 18 and is an integral part of the financial statements.

NOTE 5.  LONG-TERM DEBT:

Long-term debt consists of (in thousands):

                                                                                    1994                    1993
Commercial Paper, average interest rate 4.7% in 1994, 3.2% in 1993............... $ 79,812                 $ 99,613
Revolving credit agreements, interest at 6.5% ...................................   20,000                       --
Senior Notes payable in annual installments of $6,250 in years 1995 and 1996, $12,500 in years 1997 through 2001, and $6,250 in years
  2002 through 2004, effective interest rate of 10.01%...........................   93,750                  106,250
Notes payable in quarterly installments of $3,125 through January 1,
  1996, then $2,732 on April 1, 1996, interest at a variable market rate,
  8.5% at December 31, 1994......................................................   18,357                   32,292
Senior Note payable in annual installments of  $5,000 in years 1997
  through 2006, interest at 9.6%.................................................   50,000                   50,000
Industrial Revenue Bond Obligations, payable in varying annual
  amounts to 2019, interest at rates ranging from 2.7% to 8.3%...................   21,175                   22,189
Other............................................................................    3,608                    3,195
- -------------------------------------------------------------------------------------------------------------------
  Total..........................................................................  286,702                  313,539
Current maturities...............................................................  (21,318)                 (20,511)
- -------------------------------------------------------------------------------------------------------------------
  LONG-TERM DEBT................................................................. $265,384                 $293,028
===================================================================================================================

The Company intends to maintain commercial paper borrowings on a long-term basis. The Company's access to the commercial paper market is facilitated by committed long-term revolving credit agreements provided by several banks, totaling $100.0 million. These revolving credit agreements carry no specific expiration dates but would terminate thirteen months after notice from banks. Springs pays an annual commitment fee equal to 1/8 of 1 percent on the unused portion of the revolving credit agreements.

Certain long-term debt agreements contain requirements concerning, among other things, the maintenance of working capital and tangible net worth, limitations on the incurrence of indebtedness, and restrictions on the payment of dividends and redemption of stock. At December 31, 1994, retained earnings of $214,861,000 were available for cash dividends and the redemption of Springs stock.

Total annual maturities of long-term debt, excluding commercial paper will be:
1995 - $21,318,000; 1996 - $13,490,000; 1997 - $18,107,000; 1998 - $17,840,000;
1999 - $17,705,000 and varying amounts thereafter through 2019. Total interest payments in 1994, 1993 and 1992 were approximately $29,837,000, $27,894,000 and
$30,789,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.  SHAREOWNERS' EQUITY:

Changes in shareowners' equity, exclusive of retained earnings, are (in thousands):

- ------------------------------------------------------------------------------------------------------------------------------------
                                         Class A                Class B                             Class A
                                   Common Stock Issued    Common Stock Issued                  Stock Held in Treasury
                                   -------------------    -------------------     Additional   ----------------------   Currency
                                     Number      Par         Number     Par         Paid-In     Number                 Translation
                                    Of Shares   Value      Of Shares    Value       Capital    Of Shares     Cost      Adjustment
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1991......  9,735      $ 2,434      7,972      $ 1,993    $10,661        142        $ 3,053      $ 9,352
Exchange of Class B common stock
  for Class A common stock.......      64           16        (64)         (16)        --         --             --           --
Shares awarded under various
  employee plans.................       3           --         --           --        226         (4)           (99)          --
Currency translation adjustment...     --           --         --           --         --         --             --       (5,518)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1993........  9,802      $ 2,450      7,908      $ 1,977    $10,887        138        $ 2,954      $ 3,834
Exchange of Class B common stock
  for Class A common stock........     55           14        (55)         (14)        --         --             --           --
Shares awarded under various
  employee plans..................      1            1         --           --        257         (9)          (169)          --
Currency translation adjustment...     --           --         --           --         --         --             --          144
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994........  9,858      $ 2,465      7,853      $ 1,963    $11,144        129        $ 2,785      $ 3,978
Exchange of Class B common stock
  for Class A common stock........     23            5        (23)          (5)        --         --             --           --
Shares awarded under various
  employee plans..................      3            1         --           --        269         (9)          (183)          --
Currency translation adjustment...     --           --         --           --         --         --             --       (1,530)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994......  9,884      $ 2,471      7,830      $ 1,958    $11,413        120        $ 2,602      $ 2,448
====================================================================================================================================


As of December 31, 1994, Springs had authorized 1,000,000 shares of $1.00 par value, voting preferred stock, none of which was outstanding. Authorized common stock consisted of 40,000,000 shares of $.25 par value Class A stock and 20,000,000 shares of $.25 par value Class B stock. Subject to certain exceptions, holders of Class B stock are entitled to four votes per share on matters brought before shareowners of the Company, while holders of Class A stock are entitled to one vote per share. Holders of Class A stock are entitled to cash dividends which are at least 10 percent greater than cash dividends paid on Class B stock.

The Company has a stock option plan under which options to purchase shares of common stock may be granted to certain key associates. The plan provides that the option price shall not be less than the fair market value of the shares on the date of grant and that no portion of the grant may be exercised beyond ten years from that date. Subsequent to a waiting period, options become exercisable ratably over years four through eight for the 1991 issue and years three through five for the 1993 and 1994 issues. As of December 31, 1994, 66,000 shares are exercisable. The table below is a summary of changes in common stock options:

                                         Number       Price
                                        Of Shares   Per Share
                                        ---------   ---------
Outstanding at December 28, 1991......   380,000          $29

Granted...............................        --           --
- -------------------------------------------------------------

Outstanding at January 2, 1993........   380,000           29

Granted...............................    59,000        46.38
- -------------------------------------------------------------
Outstanding at January 1, 1994........   439,000     29-46.38

Granted...............................    62,000        34.33

Cancelled.............................  (129,000)    29-46.38
- -------------------------------------------------------------

Outstanding at December 31, 1994......   372,000    $29-46.38
=============================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.  INCOME TAXES:

The following tables present the provision for income taxes before the cumulative effect of adoption of SFAS Nos. 106 & 109, the principal items of deferred income taxes at the end of 1994 and 1993, the principal components of the deferred income tax provision for 1992, and a reconciliation of the statutory U.S. income tax rate to the effective income tax rate. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" as of the beginning of 1993, and the cumulative effect of this change was reported in the 1993 Consolidated Statement of Operations. Prior years' financial statements were not restated. The cumulative effect of adoption was a charge against 1993 income of $20.9 million, or $1.17 per share. During 1994 and 1993, deferred income taxes were provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured in accordance with tax laws. These temporary differences were determined in accordance with SFAS No. 109 and are more inclusive in nature than timing differences as determined under previously applicable accounting principles. During 1992, deferred income taxes were provided for timing differences in the recognition of revenue and expenses for tax and financial statement purposes computed in accordance with Accounting Principles Board Opinion No. 11.

INCOME TAX PROVISION BEFORE CUMULATIVE EFFECT
(in thousands):

                                  1994          1993         1992
Current...................      $ 43,076      $ 32,932     $ 37,725
- -------------------------------------------------------------------
Deferred..................         1,409         3,625       (2,260)
- -------------------------------------------------------------------
    Total tax provision
      before cumulative
      effect..............      $ 44,485      $ 36,557     $ 35,465
===================================================================

Temporary differences which give rise to deferred income taxes are as follows (in thousands):

                                        1994            1993
Employee benefit accruals.........    $ 36,504        $ 36,534
Deferred compensation.............      25,662          24,032
Restructuring accruals............          --           4,080
Equity investments................       4,435           4,332
Accounts receivable reserves......       4,090           4,306
Environmental accruals............       4,279           4,203
Other items.......................      14,233          10,764
- --------------------------------------------------------------
  Subtotal........................      89,203          88,251
Less valuation allowance..........      (4,435)         (4,332)
- --------------------------------------------------------------
  Total deferred tax assets.......    $ 84,768        $ 83,919
- --------------------------------------------------------------
Property..........................    $(73,845)       $(71,813)
Equity investments................      (9,213)         (8,523)
Intangibles.......................      (3,554)         (3,690)
Other items.......................      (4,095)         (3,241)
- --------------------------------------------------------------
  Total deferred tax liabilities..    $(90,707)       $(87,267)
- --------------------------------------------------------------
Net deferred tax liability........    $ (5,939)       $ (3,348)
==============================================================


A deferred tax asset has been recorded relating to an equity investment, and a valuation allowance has been recorded to the extent of such deferred tax asset. Realization of this asset is contingent on the Company's ability to generate future capital gains in an amount sufficient to utilize this tax asset.

DEFERRED INCOME TAX PROVISION (BENEFIT)
(in thousands):

                                                            1992
Depreciation.......................................     $ 1,603
Restructuring costs................................       2,611
Deferred compensation..............................      (1,864)
Employee benefit plans.............................         275
Inventories........................................        (190)
Other..............................................      (4,695)
- ---------------------------------------------------------------
   Total deferred income
    tax provision (benefit)........................     $(2,260)
===============================================================


RECONCILIATION TO EFFECTIVE TAX RATES:

                                1994            1993            1992
Provision at statutory
  U.S. tax rate..............   35.0%           35.0%           34.0%
Effective state income
  tax rate...................    4.6             4.8             4.2
Foreign losses without
  tax benefits...............    0.1             2.4             3.4
Amortization of acqui-
  sition price not deduct-
  ible for tax purposes......    0.3             0.5             1.1
Other........................    1.7             0.9             1.6
- --------------------------------------------------------------------
    Total....................   41.7%           43.6%           44.3%
====================================================================


Income before income taxes includes foreign losses of $295,000, $6,377,000 and $8,449,000 in 1994, 1993 and 1992, respectively. The provision for income taxes includes state income taxes of $7,711,000 in 1994, $6,225,000 in 1993, and $5,127,000 in 1992. Springs made income tax payments of approximately $32,907,000, $45,837,000 and $29,930,000 in 1994, 1993, and 1992, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.  EMPLOYEES' BENEFIT PLANS:

EMPLOYEES' PROFIT SHARING AND RETIREMENT PLANS

Substantially all associates of Springs are covered by defined contribution plans or defined benefit plans. The Company makes contributions to defined contribution plans which are computed as a percentage of each participant's base pay. In addition, in the event that eligible participants contribute a percentage of their compensation to defined contribution plans, the Company matches a portion of their contributions. Company contributions to defined benefit plans are made in accordance with ERISA, and benefits are generally based upon years of service. Assets in defined benefit plans are invested in money market and other fixed income securities, including United States government obligations, and in diversified equity securities.

Defined contribution plan expense for 1994, 1993, and 1992 was $24,721,000, $22,827,000 and $19,695,000, respectively. The net assets available for benefits under defined contribution plans had a market value of $449,975,000 as of December 31, 1994.

Defined benefit retirement plan expense was $1,703,000 in 1994, $1,486,000 in 1993 and $1,669,000 in 1992. The following assumptions and components were used to develop the net pension expense:

                                                                         1994          1993            1992
ASSUMPTIONS:
Discount rate for obligations...................................        7 3/4%              7%              8%
Discount rate for expenses......................................            7%              8%              8%
Expected long-term rate of return on assets.....................        7 1/2%          7 1/2%          7 1/2%

COMPONENTS (in thousands):
Service cost....................................................     $    824        $    423        $    649
Interest cost on Projected Benefit Obligations..................        1,331           1,278           1,221
Actual return on assets.........................................           80            (255)           (259)
Net amortization and deferral...................................         (532)             40              58
- -------------------------------------------------------------------------------------------------------------
Pension expense, net............................................     $  1,703        $  1,486        $  1,669
=============================================================================================================

The following table sets forth the funding status of Springs' defined benefit pension plans (in thousands):

                                                                                       1994            1993
Accumulated Benefit Obligation:
  Vested.......................................................................      $(19,396)       $(17,740)
  Non-vested...................................................................           (56)            (18)
- -------------------------------------------------------------------------------------------------------------
Accumulated Benefit Obligation.................................................      $(19,452)       $(17,758)
=============================================================================================================
Projected Benefit Obligation...................................................      $(19,452)       $(17,758)
Plan assets at fair value......................................................         6,532           3,908
- -------------------------------------------------------------------------------------------------------------
Projected Benefit Obligation in excess of plan assets..........................       (12,920)        (13,850)
Unrecognized net loss and effects of changes in assumptions....................           844           2,240
Additional minimum liability...................................................        (1,699)         (2,240)
- -------------------------------------------------------------------------------------------------------------
Accrued pension cost recognized in the balance sheet...........................      $(13,775)       $(13,850)
=============================================================================================================

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors a defined benefit postretirement medical plan which covers substantially all salaried and nonsalaried associates. The plan provides medical benefits and is contributory, with retiree contributions adjusted periodically.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the status of Springs' obligation under SFAS No. 106 at December 31, 1994 and January 1, 1994 (in thousands):

                                                                                                 1994            1993
Accumulated Postretirement Benefit Obligation:
  Retirees...............................................................................      $(40,214)      $(40,144)
  Fully eligible active plan participants................................................        (3,943)        (7,150)
  Other active plan participants.........................................................       (19,249)       (20,497)
- ----------------------------------------------------------------------------------------------------------------------
  Accumulated Postretirement Benefit Obligation..........................................      $(63,406)      $(67,791)
- ----------------------------------------------------------------------------------------------------------------------
Unrecognized effects of changes resulting from experience different from that assumed....       (18,485)       (14,901)
- ----------------------------------------------------------------------------------------------------------------------
Accrued Postretirement Benefit Obligation recognized in the balance sheet................      $(81,891)      $(82,692)
======================================================================================================================

The actuarial gains at December 31, 1994 and January 1, 1994 primarily represent lower health care cost inflation than assumed and applicable changes in the discount rates. Net postretirement benefit cost consisted of the following components (in thousands):

                                                  1994           1993
Service cost - benefits earned.........         $  1,374       $  1,132

Interest cost on Accumulated
  Postretirement Benefit Obligation....            4,577          6,320

Amortization of actuarial gain.........             (477)            --
- -----------------------------------------------------------------------

Net postretirement benefit cost........         $  5,474        $ 7,452
======================================================================

The actuarial valuation of the APBO for this plan includes provisions for anticipated future cost-sharing changes that are consistent with the Company's expressed intent to adjust future retiree contributions. The Company continues to fund this plan on a "pay-as-you-go" basis. In 1992, retiree "pay-as-you-go" expense was $7,712,000.

For measurement purposes, an 11 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995; this 11 percent rate is assumed to decrease gradually to six percent until the year
2006 and remain at that level thereafter. If the health care cost trend rate were increased by one percent, the APBO would increase by 10 percent and the aggregate of the service and interest cost components of net postretirement benefit cost would increase by 12 percent. The discount rates used in determining the APBO at December 31, 1994 and January 1, 1994 were 7 3/4 percent and 7 percent, respectively.

NOTE 9.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company has estimated the fair value amounts of financial instruments as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company would realize in a current market exchange.

The carrying amounts of cash and cash equivalents, accounts receivable, other assets, accounts payable, and short-term borrowings are reasonable estimates of their fair value at December 31, 1994 and January 1, 1994.

Long-term debt including commercial paper of $287 million had an estimated fair value at December 31, 1994 of $287 million. Long-term debt including commercial paper of $314 million had an estimated fair value at January 1, 1994 of $340 million. Fair value was estimated using interest rates that were available to the Company at those dates for issuance of debt with similar terms and remaining maturities.

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

CONTINGENCIES: Springs is involved in certain administrative proceedings governed by environmental laws and regulations, including proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act. The potential costs to the Company related to all of these environmental matters are uncertain due to such factors as: the unknown magnitude of possible pollution and cleanup costs; the complexity and evolving

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

nature of governmental laws and regulations and their interpretations; the timing, varying costs and effectiveness of alternative cleanup technologies; the determination of the Company's liability in proportion to other potential responsible parties; and the extent, if any, to which such costs are recoverable from insurance or other parties. The Company has accrued a liability of approximately $11 million, which represents management's best estimate of Springs' probable liability concerning all known environmental matters. This accrual has not been reduced by any potential insurance recovery the Company may have regarding environmental matters. The only major component of the Company's accrued liability for environmental matters involves a site listed on the United States Environmental Protection Agency's ("EPA") National Priority List ("NPL") where Springs is the sole responsible party. Springs, the United States Environmental Protection Agency and the United States Department of Justice have executed a consent decree related to this site. Soil cleanup was completed in 1993, subject to final approval by EPA. The remedial design for groundwater cleanup is nearing completion. Management believes the $11 million will be paid out over the next eight to ten years.

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

SUBSEQUENT EVENT: Subsequent to the Company's year-end, a definitive merger agreement was signed with Dundee Mills, Incorporated regarding the Company's acquisition of Dundee. Dundee shareholders would receive a combination of Springs Class A common stock and cash having an aggregate value of approximately $118 million in exchange for all of the outstanding shares of Dundee common stock. Dundee is a significant manufacturer of towels sold to retail and institutional markets, as well as textile products for infants. Dundee operates 14 facilities, primarily in Georgia. Consummation of the acquisition is subject to a number of conditions including approval by Dundee shareholders and clearance by the appropriate governmental agencies.



                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors of Springs Industries, Inc.

We have audited the accompanying consolidated balance sheet of Springs Industries, Inc. as of December 31, 1994 and January 1, 1994, and the related consolidated statements of operations and retained earnings and of cash flows for each of the three fiscal years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Springs Industries, Inc. at December 31, 1994 and January 1, 1994, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 7 and 8 to the financial statements, in 1993 the Company changed its method of accounting for income taxes and its method of accounting for postretirement benefits other than pensions to conform with Statements of Financial Accounting Standards Nos. 109 and 106, respectively.



Deloitte & Touche LLP
- ---------------------
Deloitte & Touche LLP
Charlotte, North Carolina
January 25, 1995

                 MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the consolidated financial statements and related financial information included in this annual report. The statements, which include amounts based on judgments of management, have been prepared in conformity with generally accepted accounting principles consistently applied.

In fulfilling the Company's responsibilities for maintaining the integrity of financial information and for safeguarding assets, Springs relies upon internal control systems designed to provide reasonable assurance that the Company's records properly reflect business transactions and that these transactions are in accordance with management's authorization. There are limits inherent in all systems of internal accounting controls based on the recognition that the cost of such systems should not exceed the benefits to be derived. Springs believes its systems provide this appropriate balance. An internal audit staff tests, evaluates, and reports on the adequacy and effectiveness of internal control systems and procedures.

Management also recognizes its responsibility for conducting the Company's affairs in an ethical and socially responsible manner. Springs has communicated to its associates its intentions to maintain high standards of ethical business conduct in all of its activities. Ongoing review programs are carried out to monitor compliance with this policy.

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

The Company's independent auditors, Deloitte & Touche, rely on the Company's internal control structure to the extent they deem appropriate and perform tests and other procedures they deem necessary to express an opinion on the fairness of the presentation of the financial statements, which management believes provides an objective assessment of the degree to which management meets its responsibility for fairness of financial reporting.




James F. Zahrn
- --------------
James F. Zahrn
Vice President-Finance and Treasurer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

A ten-year summary of Selected Financial Data appears on pages 32 through 33. A three-year analysis of industry segment information appears on page 18.

RESULTS OF OPERATIONS

1994 Compared with 1993

SALES

Record annual sales in 1994 of $2.069 billion exceeded the previous year's record mark of $2.023 billion by two percent. Increased home furnishings sales were partially offset by a decline in specialty fabrics sales volume. Home furnishings sales improved five percent due to increased shipments in bedding, bath and window fashions products. The sales improvement in bedding products was aided by a price increase which took effect during the third quarter of the year.

The Company's specialty fabrics segment reported sales nearly four percent lower, primarily from the sale of Clark-Schwebel Distribution Corp. in June 1994. Excluding the effects of this sale, specialty fabrics sales would have increased nearly four percent over the prior year due to increased shipments in industrial fabrics markets.

EARNINGS

Net income for 1994 increased to $62.2 million or $3.50 per share, a 32 percent improvement over 1993 net income of $47.3 million or $2.65 per share. The prior year figures are before one-time charges relating to the first quarter 1993 adoption of two new financial accounting standards.

SEGMENT SALES                                            SEGMENT OPERATING
(In millions)                                            INCOME (In millions)

  [Bar Graph]                                                [Bar Graph]

Bar graph showing the sales                              Bar graph showing the
generated by each segment                                operating income
for 1993 and 1994.                                       generated by each
                                                         segment for 1993 and
                                                         1994.


/ / Specialty Fabrics    / / Home Furnishings


Operating income of $135.8 million in 1994 was eleven percent higher than 1993. The home furnishings segment reported operating income of $97.5 million, only slightly below the prior year level of $99.8 million. The home furnishings segment results reflect continued strong revenue performance. Additionally, during the second half, the segment realized increasing benefits from cost reductions, improved pricing and marketing initiatives. However, these benefits were offset by margin pressures in the segment's bedding divisions during the first half of the year.

Despite lower sales, the specialty fabrics segment reported operating income of $38.3 million compared to $22.1 million in 1993. The improvement resulted from a resurgent industrial fabrics market and strong earnings improvements in our restructured finished fabrics businesses.

Other (income) expense benefitted from significantly reduced foreign equity investment losses and the gain on the sale of Clark-Schwebel Distribution Corp.

Higher domestic income combined with a reduction in foreign equity investment losses resulted in a decrease in the effective tax rate to 41.7 percent in 1994 compared to 43.6 percent in 1993.

1993 Compared with 1992

SALES

Annual sales in 1993 exceeded $2 billion for the first time, reflecting a two percent increase over sales reported in 1992. Increased home furnishings sales were partially offset by a decline in sales volume in specialty fabrics. Home furnishings sales improved eight percent due in part to including a full year of the Company's Canadian operations in 1993. Without the effect of the Canadian operations, home furnishings sales would have increased four percent as a result of increased promotional programs and an improving retail economy.

The Company's specialty fabrics segment, a portion of which has undergone a planned downsizing since 1988, reported sales nine percent lower. The decrease resulted from the transfer of our European subsidiaries to CS-Interglas A.G. in March 1993 and a softer retail market for apparel and piece goods which offset improved volume in the U.S. fiberglass business. Without the effect of the transfer of European subsidiaries, specialty fabrics sales would have declined five percent.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

EARNINGS

Before one-time charges relating to the first quarter adoption of two new financial accounting standards, net income for 1993 increased to $47.3 million or $2.65 per share, a six percent improvement over 1992 net income of $44.5 million or $2.50 per share. Including these one-time charges, a net loss of $25.3 million or $1.42 per share was reported in 1993.

Operating income of $121.9 million in 1993 was eight percent higher than 1992. The home furnishings segment reported operating income of $99.8 million, only slightly below the record level of $100.5 million in 1992. The home furnishings segment results reflected continued strong revenue performance as well as cost reductions resulting from modernization. However, this benefit was offset by lower margins due to increased promotional sales.

Despite lower sales, the specialty fabrics segment reported operating income of $22.1 million compared to $12.7 million in 1992. The improvement resulted from continued cost reductions from restructuring and higher sales volume in the fiberglass businesses. This segment's profit increase was also affected by the transfer of the European fiberglass businesses, in March of 1993, to CS-Interglas A.G. Without the effects of the transfer of the European businesses, the specialty fabrics segment would have reported a 17 percent increase in operating income in 1993.

Net income for 1993 was unfavorably impacted by the newly enacted federal income tax rate increase as well as foreign losses which did not give rise to a tax benefit. However, foreign losses in 1993 were less than in 1992 resulting in a decrease in the effective tax rate to 43.6 percent in 1993 compared to
44.3 percent in 1992.

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

CAPITAL RESOURCES AND LIQUIDITY

The Company reduced total debt during 1994 by $77 million. Strong cash flow from operations and the sale of Clark-Schwebel Distribution were the primary factors contributing to this debt reduction. The Company's overall cash needs for 1994 were provided from operations, commercial paper, and short-term bank borrowings. Expenditures for property, plant, and equipment totalling $92.6 million were made in 1994. Capital expenditures for 1995 are expected to approximate 1994 levels. Springs' expected cash needs in 1995 are expected to be provided from operations, commercial paper, and short-term bank borrowings.


                          TOTAL DEBT  (In millions)

                                 [Bar Graph]

         Bar graph showing the Company's total debt in 1993 and 1994.


In addition, the Company has signed a definitive merger agreement with Dundee Mills, Incorporated. Dundee shareholders would receive a combination of Springs stock and cash having an aggregate value of approximately $118 million in exchange for all of the outstanding shares of Dundee common stock. Funding for this transaction will be provided by additional long-term borrowings and issuance of new Class A shares.

Dividends represented 33 percent of net income. Dividends declared in 1994 were $11.8 million, or $1.20 per share, on Class A shares and $8.5 million, or $1.08 per share, on Class B shares.

OTHER

During the third quarter of 1994, the Company substantially completed its plan, announced in 1990, for the restructuring of certain finished fabrics operations. The Company did not recognize in 1994 any gain or loss in connection with the completion of this plan.

Subsequent to the Company's year-end, a definitive merger agreement was signed with Dundee Mills, Incorporated regarding the company's acquisition of Dundee. Dundee is a significant manufacturer of towels sold to retail and institutional markets, as well as textile products for infants. Dundee operates 14 facilities, primarily in Georgia. Consummation of the acquisition is subject to a number of conditions including approval by Dundee shareholders and clearance by the appropriate governmental agencies.

                           SELECTED FINANCIAL DATA

                           Springs Industries, Inc.

                                             1994                     1993                    1992(c)

SUMMARY OF OPERATIONS (in millions):
  Net sales . . . . . . . . . . . . .      $2,068.9                $ 2,022.8                $ 1,975.7
  Income (loss) before income
  taxes . . . . . . . . . . . . . . .         106.7                     83.8                     80.0
  Income taxes. . . . . . . . . . . .          44.5                     36.6                     35.5
  Net income (loss) . . . . . . . . .          62.2                    (25.3)(h)                 44.5
  Operating cash flow(d). . . . . . .         226.3                    201.2                    198.8
  Class A cash dividends
    declared. . . . . . . . . . . . .          11.8                     11.6                     11.5
  Class B cash dividends
    declared  . . . . . . . . . . . .           8.5                      8.5                      8.6
- -----------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
  Net income (loss) . . . . . . . . .          3.50                    (1.42)(h)                 2.50
  Class A cash dividends
     declared . . . . . . . . . . . .          1.20                     1.20                     1.20
  Class B cash dividends
     declared . . . . . . . . . . . .          1.08                     1.08                     1.08
  Shareowners' equity . . . . . . . .         33.20                    30.90                    33.47
    Class A stock price range:
     High . . . . . . . . . . . . . .            41                       49                   43 7/8
     Low  . . . . . . . . . . . . . .        29 1/4                   33 1/2                   30 1/2
- -----------------------------------------------------------------------------------------------------------
STATISTICAL DATA:
  Net income (loss)
    to net sales. . . . . . . . . . .           3.0%                    (1.3)%                    2.3%
  Net income (loss)
    to average shareowners'
    equity. . . . . . . . . . . . . .          11.2%                    (4.7)%                    7.7%
  Operating return
    on assets employed (e). . . . . .          10.4%                     8.8%                     8.7%
  Inventory turnover (f)  . . . . . .           5.8                      5.6                      6.0
  Accounts receivable
    turnover (g)  . . . . . . . . . .           6.5                      6.5                      6.5
  Net sales divided by
    average assets. . . . . . . . . .           1.6                      1.6                      1.6
  Current ratio . . . . . . . . . . .           2.5                      2.3                      2.2
  Capital expenditures
    (in millions) . . . . . . . . . .      $   92.6                $    88.3                $    80.3
  Depreciation
    (in millions) . . . . . . . . . .      $   79.7                $    78.1                $    77.7
  Approximate number
    of shareowners  . . . . . . . . .         3,200                    3,200                    3,300
  Average number of
    associates  . . . . . . . . . . .        20,300                   20,300                   20,900
- -----------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA (in millions):
  Working capital . . . . . . . . . .      $   373.0               $   353.5                $   328.2
  Property:
     Cost . . . . . . . . . . . . . .        1,253.1                 1,195.8                  1,168.4
     Accumulated. . . . . . . . . . .
       depreciation . . . . . . . . .         (697.8)                 (645.9)                  (609.1)
     Net  . . . . . . . . . . . . . .          555.3                   549.9                    559.3
  Total assets  . . . . . . . . . . .        1,289.0                 1,292.1                  1,250.3
  Long-term debt  . . . . . . . . . .          265.4                   293.0                    273.6
  Shareowners' equity . . . . . . . .          584.1                   543.2                    588.1
- -----------------------------------------------------------------------------------------------------------

(a) Includes a $70.0 million charge ($43.9 million after tax, or $2.46 per share) for restructuring.

(b) Includes an $18.0 million charge ($11.2 million after tax or $.63 per share) for restructuring.

(c) Fifty-three weeks.

(d) Pretax income plus restructuring charge, depreciation, amortization, and interest expense.

(e) Pretax income before restructuring charge and interest expense divided by average of month-end total assets used in operations.

(f) Cost of goods sold divided by average of month-end inventories.

(g) Net sales divided by average of month-end receivables.

(h) Includes a charge of $(72.5) million, net of income taxes, or $(4.07) per share for cumulative effect of adoption of SFAS Nos. 106 & 109.

                           SELECTED FINANCIAL DATA

                           Springs Industries, Inc.

                                     1991         1990            1989       1988           1987       1986    1985(c)
SUMMARY OF OPERATIONS
(in millions):
  Net sales . . . . . . . . . .   $ 1,890.4     $1,878.0       $ 1,909.3  $ 1,824.8      $ 1,661.1  $ 1,505.0 $ 1,013.5
  Income (loss) before income
    taxes . . . . . . . . . . . .      49.7         (7.1)(a)       100.7       85.1(b)       101.5       58.8      20.6
  Income taxes. . . . . . . . .        22.6          (.3)           35.8       32.3           45.8       26.2       7.3
  Net income (loss) . . . . . .        27.1         (6.8)(a)        64.9       52.8(b)        55.7       32.6      13.3
  Operating cash flow(d). . . .       167.9        174.9           204.0      195.1          186.6      144.6      67.3
  Class A cash dividends
    declared. . . . . . . . . .        11.4         11.6            11.5       14.7           14.5       13.5      13.4
  Class B cash dividends
    declared  . . . . . . . . .         8.7          8.7             8.7        2.8             --         --        --
- -----------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
  Net income (loss) . . . . . .        1.53         (.39)(a)        3.64       2.98(b)        3.13       1.83       .75
  Class A cash dividends
     declared . . . . . . . . .        1.20         1.20            1.20       1.01            .82        .76       .76
  Class B cash dividends
     declared . . . . . . . . .        1.08         1.08            1.08        .27             --         --        --
  Shareowners' equity . . . . .       32.39        32.05           33.08      30.67          28.64      26.24     25.03
    Class A stock price range:
     High . . . . . . . . . . .      36 1/4       39 1/2          45 1/4     38 3/4         38 1/4     28 7/16       23
     Low  . . . . . . . . . . .      21 1/4       16 7/8          30 1/2         27         20 3/4     20 1/2    15 5/8
- -----------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA:
  Net income (loss)
    to net sales. . . . . . . .         1.4%        (0.4)%(a)        3.4%       2.9%(b)        3.4%       2.2%      1.3%
  Net income (loss)
    to average shareowners'
    equity. . . . . . . . . . .         4.9%        (1.2)%(a)       11.6%      10.2%(b)       11.5%       7.3%      3.0%
  Operating return on assets
    employed (e). . . . . . . .         6.6%         7.7%           11.2%      12.0%          12.3%       8.8%      4.4%
  Inventory turnover (f)  . . .         6.0          5.6             5.8        6.2            5.8        5.0       5.7
  Accounts receivable
    turnover (g)  . . . . . . .         6.3          6.2             6.4        6.4            6.5        6.3       6.2
  Net sales divided by
    average assets. . . . . . .         1.5          1.6             1.7        1.7            1.6        1.5       1.5
  Current ratio . . . . . . . .         2.2          2.5             2.4        2.7            3.0        3.3       3.1
  Capital expenditures
    (in millions) . . . . . . .     $ 115.9     $  117.8       $   108.3  $    77.1      $    69.9  $    57.0 $    37.4
  Depreciation
    (in millions) . . . . . . .     $  75.2     $   72.6       $    67.5  $    62.1      $    57.8  $    55.6 $    37.6
  Approximate number
    of shareowners  . . . . . .       3,500        3,400           3,500      3,700          3,400      3,300     3,400
  Average number of
    associates  . . . . . . . .      21,700       23,200          24,100     23,400         23,100     23,500    17,000
- -----------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET D
  Working capital . . . . . . .     $ 329.7     $  356.5       $   354.9  $   389.8      $   428.1  $   402.2 $   381.1
  Property:
     Cost . . . . . . . . . . .     1,123.6      1,087.9           978.0      872.5          803.6      749.3     710.3
     Accumulated. . . . . . . .
       depreciation . . . . . .      (551.5)      (563.7)         (503.0)    (448.0)        (410.5)    (366.0)   (324.6)
     Net  . . . . . . . . . . .       572.1        524.2           475.0      424.5          393.1      383.3     385.7
  Total assets  . . . . . . . .     1,251.3      1,201.1         1,188.4    1,118.3        1,083.7    1,010.4   1,013.1
  Long-term debt  . . . . . . .       287.8        260.4           227.5      238.5          256.8      271.0     308.1
  Shareowners' equity . . . . .       568.9        560.9           585.1      541.6          505.0      464.6     442.2
- -----------------------------------------------------------------------------------------------------------------------


Note: Selected Financial Data includes M. Lowenstein Corporation, Uniglass, Andre Richard, Carey-McFall, C. S. Brooks, C. S. Brooks Canada, and Griffiths-Kerr from their dates of acquisition in November 1985, February 1988, March 1988, March 1989, April 1991, August 1992, and October 1992, respectively. Selected Financial Data also includes Clark-Schwebel Distribution Corp. until the date of its sale in June 1994.

                     QUARTERLY FINANCIAL DATA (UNAUDITED)

(In millions except per share data)

                                             1994                                              1993

QUARTER                     1ST        2ND      3RD       4TH       YEAR        1ST       2ND    3RD      4TH      YEAR
Net sales. . . . . . . .   $485.2    $515.3    $535.3    $533.1    $2,068.9    $501.7    $483.9 $514.5   $522.7    $2,022.8
Gross profit . . . . . .     93.1     102.4     117.5     123.4       436.4      96.9      94.0  103.7    108.8       403.4
Income before
  cumulative effect. . .      5.8      13.1      19.6      23.7        62.2       9.1       8.9   13.7     15.5        47.3
Cumulative effect. . . .       --        --        --        --          --     (72.5)(a)    --     --       --       (72.5)(a)
- ----------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS). . . .   $  5.8   $  13.1    $ 19.6    $ 23.7      $ 62.2    $(63.4)    $ 8.9  $13.7    $15.5    $  (25.3)
============================================================================================================================
PER SHARE:
Income before
   cumulative effect . .   $  .33   $   .73    $ 1.10    $ 1.34      $ 3.50    $  .51     $ .50  $ .77    $ .87    $   2.65
Cumulative effect  . . .       --        --        --        --          --     (4.07)(a)    --     --       --       (4.07)(a)
- ----------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS). . . .   $  .33   $   .73    $ 1.10    $ 1.34      $ 3.50    $(3.56)    $ .50  $ .77    $ .87   $   (1.42)
============================================================================================================================
(a)  Cumulative effect of one-time charges for adoption of SFAS Nos. 106 and 109.


DIVIDENDS AND PRICE RANGE OF COMMON STOCK:

                                                    1994                                            1993

QUARTER                        1ST       2ND        3RD         4TH       YEAR    1ST       2ND        3RD        4TH       YEAR
Per Share:
  Class A dividends . . . .    .30       .30        .30         .30       1.20    .30       .30        .30         .30      1.20
  Class B dividends . . . .    .27       .27        .27         .27       1.08    .27       .27        .27         .27      1.08
- ------------------------------------------------------------------------------------------------------------------------------------

Common stock prices:
    High  . . . . . . . . .     39 5/8    35 1/8     37 7/8      41         41     45 7/8    49         37 3/4      42 1/4    49
    Low   . . . . . . . . .     33 3/8    29 1/4     29 3/4      34 1/8     29 1/4 35 3/4    33 1/2     34 5/8      34 3/4    33 1/2
- ------------------------------------------------------------------------------------------------------------------------------------


PRICE RANGE OF COMMON STOCK                        QUARTERLY INCOME COMPARISON
(by quarter)                                       (by quarter)

  [Line Graph]                                             [Bar Graph]

Line graph showing the high and low             Bar graph showing a quarterly
price of the Company's common stock             comparison of earnings per
by quarter for 1993 and 1994.                   share for 1993 and 1994.



                             * Before cumulative effect of SFAS Nos. 106 & 109.