Form 10-K405, Exhibit 13
period 1995-12-30
SPRINGS INDUSTRIES INC
filed 1996-03-21
CIK 93102

                                                                     EXHIBIT 13

                                                                             14
                        INDUSTRY SEGMENT INFORMATION(1)
                            Springs Industries, Inc.


                                   (CHART)
                          SALES PER INDUSTRY SEGMENT
                           (In percent) (PIE Graph)

                       Pie graph showing the percentage
                         of total sales generated by
                            each segment for 1995.

                                   (CHART)
                    OPERATING INCOME PER INDUSTRY SEGMENT
                           (In percent) [Pie Graph]

                       Pie graph showing the percentage
                     of total operating income generated
                          by each segment for 1995.


(In millions)
                                            1995          1994              1993
TRADE SALES:
     Home furnishings.................... $ 1,642.4     $ 1,460.1        $1,386.4
     Specialty fabrics...................     590.7         608.8           636.4
------------------------------------------------------------------------------------
           TOTAL......................... $ 2,233.1(2)  $ 2,068.9(2)     $2,022.8(2)
====================================================================================
OPERATING INCOME:
     Home furnishings.................... $    89.6     $    97.5        $   99.8
     Specialty fabrics...................      43.9          38.3            22.1
------------------------------------------------------------------------------------
           Total ........................ $   133.5     $   135.8        $  121.9
------------------------------------------------------------------------------------
     Interest expense ...................      32.0          29.2            30.3
     Other (income) expense .............      (9.4)         (0.1)            7.8
------------------------------------------------------------------------------------
           INCOME BEFORE INCOME TAXES AND
           CUMULATIVE EFFECT OF ADOPTION
           OF SFAS NOS. 106 & 109 ....... $   110.9     $   106.7        $   83.8
====================================================================================
IDENTIFIABLE ASSETS AT YEAR END:
        Home furnishings ................ $ 1,263.1     $   990.4        $  957.3
        Specialty fabrics ...............     394.6         430.3           461.2
        LIFO reserve ....................    (132.8)       (132.5)         (129.2)
        Corporate .......................       2.6            .8             2.8
------------------------------------------------------------------------------------
           TOTAL ........................ $ 1,527.5     $ 1,289.0        $1,292.1
====================================================================================
CAPITAL EXPENDITURES:
        Home furnishings ................ $    56.8     $    69.1        $   71.0
        Specialty fabrics ...............      18.4          23.5            17.3
------------------------------------------------------------------------------------
           TOTAL ........................ $    75.2     $    92.6        $   88.3
====================================================================================
DEPRECIATION AND AMORTIZATION:
        Home furnishings ................ $    77.5     $    67.6        $   64.1
        Specialty fabrics ...............      21.0          22.7            23.0
------------------------------------------------------------------------------------
           TOTAL ........................ $    98.5     $    90.3        $   87.1
====================================================================================

(1) This schedule provides consolidated financial information by segment, but not financial information of the segments as separate entities. Operating income represents sales less cost of goods sold and selling, general and administrative expenses. See the notes to the financial statements for further comments regarding industry segments.

(2) Sales for 1995, 1994, and 1993 include sales of $266.9 million, $258.4 million, and $222.4 million, respectively, to one customer. The Company's home furnishings segment had sales of $210.2 million, $202.8 million, and $172.1 million for 1995, 1994, and 1993, respectively, to this customer. Sales to this customer of $56.7 million, $55.6 million, and $50.3 million for 1995, 1994, and 1993, respectively, are included in the specialty fabrics segment.

15


                             CONSOLIDATED STATEMENT
                      OF OPERATIONS AND RETAINED EARNINGS
                            Springs Industries, Inc.


(In thousands except per share data)
For the Fiscal Years Ended December 30, 1995, December 31, 1994, and January 1, 1994


                                                    1995        1994       1993
OPERATIONS
NET SALES .....................................  $2,233,053  $2,068,911 $2,022,816
----------------------------------------------------------------------------------
   Cost of goods sold .........................   1,828,542   1,650,743  1,630,179
   Selling, general and
    administrative expenses ...................     270,989     282,326    270,782
----------------------------------------------------------------------------------
       Operating income .......................     133,522     135,842    121,855
   Interest expense ...........................      32,035      29,253     30,256
   Other (income) expense .....................      (9,446)       (123)     7,786
----------------------------------------------------------------------------------
Income before income taxes
  and cumulative effect of adoption of
  SFAS Nos. 106 & 109 .........................     110,933     106,712     83,813
Income tax provision ..........................      39,307      44,485     36,557
----------------------------------------------------------------------------------
Income before cumulative effect of
 adoption of SFAS Nos. 106 & 109 ..............      71,626      62,227     47,256
Cumulative effect of adoption of SFAS
 Nos. 106 & 109, net of income tax. ...........           -           -    (72,543)
----------------------------------------------------------------------------------
       NET INCOME (LOSS) ......................  $   71,626  $   62,227 $  (25,287)
==================================================================================
PER SHARE:
Income before cumulative effect of
 adoption of SFAS Nos. l06 & 109 ..............  $     3.71  $     3.50 $     2.65
Cumulative effect of adoption of SFAS
 Nos. 106 & 109, net of income tax ............           -           -      (4.07)
----------------------------------------------------------------------------------
       NET INCOME (LOSS) ......................  $     3.71  $     3.50 $    (1.42)
==================================================================================


                                                     1995        1994        1993
RETAINED EARNINGS
RETAINED EARNINGS
AT BEGINNING OF YEAR ..........................  $  568,403  $  526,428 $  571,864
Net income (loss) .............................      71,626      62,227    (25,287)
Class A cash dividends declared ...............     (14,840)    (11,758)   (11,624)
Class B cash dividends declared ...............      (8,842)     (8,494)    (8,525)
----------------------------------------------------------------------------------
       RETAINED EARNINGS
       AT END OF YEAR..........................  $  616,347  $  568,403 $  526,428
==================================================================================



See Notes to Consolidated Financial Statements.


                                   (CHART)
                       DISTRIBUTION OF THE SALES DOLLAR
                           (In percent) [Pie Graph]


                  Pie Graph showing percentage of each 1995
            sales dollar spent on (i) raw materials and purchased
            goods, (ii) wages, salaries and benefits, (iii) other
         manufacturing, selling, general and administrative expenses,
       (iv) cash dividends and retained earnings and (v) income taxes.

                           CONSOLIDATED BALANCE SHEET
                            Springs Industries, Inc.






(In thousands except share data)
December 30, 1995, and December 31, 1994
                                                                                         1995        1994
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ......................................................  $    2,606  $      769
   Accounts receivable ............................................................     351,669     312,739
   Inventories ....................................................................     384,730     264,161
   Other. .........................................................................      30,300      39,335
-----------------------------------------------------------------------------------------------------------
       Total current assets .......................................................     769,305     617,004
-----------------------------------------------------------------------------------------------------------
PROPERTY (AT COST):
   Land and improvements ..........................................................      17,750      16,546
   Buildings ......................................................................     287,851     224,410
   Machinery, equipment, etc ......................................................   1,075,058   1,012,104
-----------------------------------------------------------------------------------------------------------
       Total ......................................................................   1,380,659   1,253,060
   Accumulated depreciation .......................................................    (766,700)   (697,810)
-----------------------------------------------------------------------------------------------------------
       Property, net ..............................................................     613,959     555,250
-----------------------------------------------------------------------------------------------------------
OTHER ASSETS AND DEFERRED CHARGES .................................................     144,280     116,789
-----------------------------------------------------------------------------------------------------------
       TOTAL ......................................................................  $1,527,544  $1,289,043
===========================================================================================================
LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES:
   Short-term borrowings ..........................................................  $   21,900  $   11,100
   Current maturities of long-term debt ...........................................      13,078      21,318
   Accounts payable ...............................................................     103,737      83,232
   Accrued incentive pay and benefit plans ........................................      34,051      39,178
   Other accrued liabilities. .....................................................      90,224      89,128
-----------------------------------------------------------------------------------------------------------
       Total current liabilities ..................................................     262,990     243,956
-----------------------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
   Long-term debt .................................................................     326,949     265,384
   Accrued benefits and deferred compensation .....................................     154,673     144,967
   Deferred income taxes ..........................................................      26,608      30,731
   Deferred credits and other liabilities .........................................      21,802      19,914
-----------------------------------------------------------------------------------------------------------
       Total noncurrent liabilities ...............................................     530,032     460,996
-----------------------------------------------------------------------------------------------------------
SHAREOWNERS' EQUITY:
   Class A common stock- $.25 par value (12,642,903 and 9,884,143 shares
     issued in 1995 and 1994, respectively) .......................................       3,161       2,471
   Class B common stock- $.25 par value (7,604,579 and 7,830,375 shares
     issued in 1995 and 1994, respectively) .......................................       1,901       1,958
   Additional paid-in capital .....................................................     109,840      11,413
   Retained earnings ..............................................................     616,347     568,403
   Cost of Class A shares in treasury (1995-110,526 shares; 1994-119,585 shares) ..      (2,449)     (2,602)
   Currency translation adjustment and other ......................................       5,722       2,448
-----------------------------------------------------------------------------------------------------------
       Total shareowners' equity ..................................................     734,522     584,091
-----------------------------------------------------------------------------------------------------------
       TOTAL ......................................................................  $1,527,544  $1,289,043
===========================================================================================================



See Notes to Consolidated Financial Statements.

17

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            Springs Industries, Inc.


(In thousands)
For the Fiscal Years Ended December 30, 1995, December 31, 1994, and January 1, 1994
                                                                                         1995          1994        1993
OPERATING ACTIVITIES:
    Net income (loss) ..............................................................  $  71,626     $   62,227  $ (25,287)
    Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
         Cumulative effect of adoption of SFAS Nos. 106 & 109,
            net of income taxes ....................................................          -              -     72,543
         Depreciation and amortization .............................................     98,514         90,290     87,138
         Deferred income taxes .....................................................      7,837          1,409      3,625
         Changes in assets and liabilities excluding effects of
            acquisitions and dispositions of businesses:
            Accounts receivable ....................................................     20,906         (6,632)   (29,285)
            Inventories ............................................................    (24,765)        (5,556)   (13,599)
            Accounts payable, accrued incentive pay and benefit plans,
              and other accrued liabilities ........................................    (16,459)        37,709     (5,102)
            Accrued restructuring costs ............................................          -        (10,317)    (9,495)
            Other                                                                       (20,151)        (1,256)       501
-------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities .................................    137,508        167,874     81,039
-------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
    Purchases of property ..........................................................    (75,175)       (92,642)   (88,289)
    Acquisitions of businesses, net of stock issued
      and cash acquired, and other investments .....................................    (82,557)             -     (8,780)
    Proceeds from sales of businesses and other assets .............................     14,183         20,069        203
-------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities .....................................   (143,549)       (72,573)   (96,866)
-------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
    Proceeds from (repayment of) short-term borrowings, net ........................     10,800        (50,320)    15,406
    Proceeds from long-term debt ...................................................     99,719          1,896     49,005
    Repayment of long-term debt ....................................................    (80,332)       (28,732)   (29,678)
    Cash dividends paid ............................................................    (22,309)       (20,166)   (20,149)
-------------------------------------------------------------------------------------------------------------------------
         Net cash provided (used) by financing activities ..........................      7,878        (97,322)    14,584
-------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...................................      1,837         (2,021)    (1,243)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR .....................................        769          2,790      4,033
-------------------------------------------------------------------------------------------------------------------------
         CASH AND CASH EQUIVALENTS AT END OF YEAR ..................................  $   2,606     $      769  $   2,790
=========================================================================================================================



See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





--------------------------------------------------------------------------------
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Springs Industries, Inc. and its subsidiaries (Springs or the Company). Intercompany balances and transactions are eliminated in consolidation. Investments in 20 to 50 percent owned companies are accounted for using the equity method of accounting.

USE OF ESTIMATES: The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures relating to contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.

REVENUE RECOGNITION: Revenue from product sales is recognized at the time ownership of the goods transfers to the customer.

CASH EQUIVALENTS: Cash equivalents consist of liquid investments with original maturities of three months or less when purchased.

ACCOUNTS RECEIVABLE: Springs has a diverse customer base across a variety of industries. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The reserve for doubtful accounts was approximately $9,904,000 and $7,067,000 in 1995 and 1994, respectively, which management believes is adequate to provide for expected credit losses. Accounts receivable balances at December 30, 1995, and December 31, 1994, included receivables from one customer totaling $41.5 million and $37.2 million, respectively.

INVENTORIES:  Inventories are summarized as follows
(in thousands):



                                           1995       1994
Standard cost (which approximates
average cost) or average cost:
 Finished goods ......................   $251,277   $173,729
 In process ..........................    192,094    166,347
 Raw materials and supplies............     74,195     56,553
------------------------------------------------------------
                                          517,566    396,629
Less LIFO reserve ....................   (132,836)  (132,468)
------------------------------------------------------------
  Total ..............................   $384,730   $264,161
============================================================


Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (LIFO) for approximately 85 percent of inventories and the average cost method for all other inventories. Average cost approximates current cost.

DEPRECIATION: Depreciation is computed for financial reporting purposes on a straight-line basis over the estimated useful lives of the related assets, ranging from 10 to 20 years for land improvements, 20 to 40 years for buildings, and 3 to 11 years for machinery and equipment.

INCOME TAXES: The provision for income taxes includes federal, state, and foreign taxes currently payable and deferred taxes. Deferred taxes were determined using the liability approach as required by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This method considers future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities and gives immediate effect to changes in income tax laws upon enactment.

EARNINGS PER SHARE: Per share amounts are based on the weighted average number of shares of Class A and Class B common stock and common stock equivalents outstanding. Such average shares totaled 19,300,000 in 1995, 17,793,000 in 1994, and 17,825,000 in 1993. Certain common stock equivalents are not included in the 1995 and 1994 calculations because they are antidilutive.

RECLASSIFICATION: During the first quarter of 1995, the Company completed an evaluation of indirect manufacturing costs that in 1994 and prior years were classified as selling, general and administrative expenses. As a result of that evaluation, the Company began including in inventoriable costs certain indirect manufacturing and certain manufacturing-related information services costs. No material effect on inventory or net income resulted from the accounting change. Certain other costs relating to designs have been reclassified from selling, general and administrative expenses to cost of goods sold in the current and prior years.

19

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




-------------------------------------------------------------------------------

NOTE 2.  ACQUISITIONS AND DIVESTITURES:

The Company acquired three businesses during 1995. On May 27, 1995, the Company purchased all of the outstanding stock of Dundee Mills, Incorporated, a leading manufacturer of towels, infant and toddler bedding, knitted infant apparel, and health care products. The purchase price was $119.6 million, $21.2 million of which was paid in cash and the remainder through the issuance of approximately
2.5 million shares of Springs Class A common stock with a fair value of $98.4 million. Effective May 28, 1995, the Company purchased substantially all of the assets of Dawson Home Fashions, Inc., a leading manufacturer of shower curtains and bath fashions accessories. Springs paid $39 million in cash for the business. On July 28, 1995, the Company purchased substantially all of the assets of a leading manufacturer of wood window blinds and interior shutters, the Nanik Window Coverings Group of Apogee Enterprises, Inc.

The acquisitions have been accounted for using the purchase method of accounting. The costs of the businesses acquired have been allocated on the basis of the fair values of the assets acquired and liabilities assumed. Liabilities assumed totaled $66.3 million, including $33.9 million of long-term debt. The operating results of Dundee, Dawson and Nanik are included in the Company's consolidated results of operations from their respective dates of acquisition.

The following summary of unaudited pro forma results of operations presents information as if the acquisitions had occurred at the beginning of each fiscal year. The pro forma earnings per share calculation treats the Springs Class A common shares issued in the Dundee acquisition as having been outstanding during all of 1994 and 1995. The pro forma information is provided for informational purposes only and is not indicative of results which would have occurred or which may occur in the future (in thousands, except per share amounts):



                        Year Ended     Year Ended
                       Dec. 30, 1995  Dec. 31, 1994
                       -------------  -------------

Net sales ...........     $2,387,266     $2,450,964
Net income ..........         69,574         57,102
Earnings per share ..           3.42           2.82
===================================================



On December 29, 1995, the Company sold the assets of its Intek office panel fabrics business. In connection with this sale, the Company received a cash payment of $13.2 million. The gain on this transaction is included in other (income) expense.

On June 24, 1994, the Company sold all of the stock of Clark-Schwebel Distribution Corp., a subsidiary of Clark-Schwebel, Inc. In connection with this sale, the Company received cash payments of $19.1 million. The gain on this transaction is included in other (income) expense. The 1994 pro forma amounts above include the results of Clark-Schwebel Distribution Corp. through the date of disposition and the gain on sale.

On March 25, 1993, the Company contributed its two European subsidiaries (net assets of $17.1 million) and $8.8 million in cash to CS-Interglas A.G., of Ulm, Germany, in exchange for a minority equity interest in CS-Interglas A.G. and convertible notes. No gain or loss was recognized as a result of this nonmonetary exchange.


-------------------------------------------------------------------------------

NOTE 3.  INDUSTRY SEGMENT INFORMATION:

Springs operates in two industry segments: home furnishings and specialty fabrics. The home furnishings segment manufactures, purchases for resale, and markets home furnishing products including sheets, pillowcases, bedspreads, comforters, infant and toddler bedding, curtains, bath rugs, towels, other bath fashion accessories, knitted infant apparel, baby and health care products, juvenile novelties, drapery hardware and decorative window furnishings to all major channels of retail distribution and to institutional customers. The specialty fabrics segment manufactures, purchases for resale, and markets woven and non-woven fabrics, including apparel fabrics, home-sewing fabrics, fiber glass fabrics, industrial fabrics, specialty and high-performance fabrics, and protective and fire retardant fabrics to manufacturers for use in a variety of end products. Summarized segment information appears on page 14 and is an integral part of the financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------

NOTE 4.  LONG-TERM DEBT:
Long-term debt consists of (in thousands):

                                                                         1995      1994
Commercial paper, average interest rate 6.1% in 1995, 4.7% in 1994 .. $  69,825 $  79,812
Revolving credit agreements, interest at 6.5% .......................         -    20,000
Senior notes payable in annual installments of $6,250 in 1996,
  $12,500 in years 1997 through 2001, and $6,250 in years
  2002 through 2003, effective interest rate of 10.0% ...............    81,250    93,750
Notes payable in quarterly installments of $3,125 through January 1,
  1996, then $2,093 on April 1, 1996, interest at a variable market
  rate, 6.2% at December 30, 1995 ...................................     5,218    18,357
Senior notes payable in annual installments of $5,000 in years 1997
  through 2006, interest at 9.6% ....................................    50,000    50,000
Notes payable in quarterly installments of $2,857 from August,
  1998 through May, 2005, effective interest rate of 6.7% ...........    80,000         -
Notes payable in quarterly installments of $714 from December,
  1998 through September, 2005, interest at 6.7% ....................    20,000         -
Industrial Revenue Bond Obligations, payable in varying annual
  amounts to 2019, interest at rates ranging from 2.7% to 8.3% ......    32,243    21,175
Other ...............................................................     1,491     3,608
-----------------------------------------------------------------------------------------
  Total .............................................................   340,027   286,702
Current maturities ..................................................   (13,078)  (21,318)
-----------------------------------------------------------------------------------------
  LONG-TERM DEBT .................................................... $ 326,949 $ 265,384
=========================================================================================


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

Certain long-term debt agreements contain requirements concerning, among other things, the maintenance of working capital and tangible net worth, limitations on the incurrence of indebtedness, and restrictions on the payment of dividends and/or redemption of stock. At December 30, 1995, retained earnings of approximately $83,000,000 were available for dividends and/or the redemption of stock.

Total annual maturities of long-term debt, excluding commercial paper will be:
1996 - $13,078,000; 1997 - $18,355,000; 1998 - $25,460,000; 1999 -
$33,152,000; 2000 - $33,014,000 and varying amounts thereafter through 2019. Total interest payments in 1995, 1994, and 1993 were $31,357,000, $29,837,000, and $27,894,000, respectively.

The Company enters into interest rate swap agreements to reduce the potential impact of increases in interest rates on floating-rate long-term debt. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. However, the Company believes its counterparties will perform. At December 30, 1995, and December 31, 1994, the notional amount of these agreements totaled $113,000,000 and $5,000,000 respectively. The fair value of these agreements at December 30, 1995, was an unrealized gain of $847,000 based on market prices for similar instruments.

21

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 5.  SHAREOWNERS' EQUITY:

Changes in shareowners' equity, exclusive of retained earnings, are (in thousands):

                                           Class A              Class B                                Class A
                                     Common Stock Issued   Common Stock Issued                  Stock Held in Treasury    Currency
                                     -------------------   -------------------   Additional     ----------------------   Translation
                                       Number       Par     Number      Par       Paid-In        Number                  Adjustment
                                     Of Shares     Value   Of Shares   Value      Capital      Of Shares         Cost     And Other
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1993 .......     9,802      $2,450    7,908    $1,977      $ 10,887        138          $2,954     $3,834
Exchange of Class B common stock
 for Class A common stock ........        55          14      (55)      (14)            -          -               -          -
Shares awarded under various
 employee plans ..................         1           1        -         -           257         (9)           (169)         -
Currency translation adjustment ..         -           -        -         -             -          -               -        144
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994 .......     9,858      $2,465    7,853    $1,963      $ 11,144        129          $2,785     $3,978
Exchange of Class B common stock
 for Class A common stock ........        23           5      (23)       (5)            -          -               -          -
Shares awarded under various
 employee plans ..................         3           1        -         -           269         (9)           (183)         -
Currency translation adjustment ..         -           -        -         -             -          -               -     (1,530)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994 .....     9,884      $2,471    7,830    $1,958      $ 11,413        120          $2,602     $2,448
Exchange of Class B common stock
 for Class A common stock ........       225          57     (225)      (57)            -          -               -          -
Shares awarded under various
 employee plans ..................        20           5        -         -           691         (9)           (153)         -
Shares issued in acquisition of
 Dundee Mills, Incorporated ......     2,514         628        -         -        97,736          -               -          -
Currency translation adjustment ..         -           -        -         -             -          -               -      4,801
Other ............................         -           -        -         -             -          -               -     (1,527)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 30, 1995 .....    12,643      $3,161    7,605    $1,901      $109,840        111          $2,449     $5,722
===================================================================================================================================

As of December 30, 1995, Springs had authorized 1,000,000 shares of $1.00 par value, voting preferred stock, none of which was outstanding. Authorized common stock consisted of 40,000,000 shares of $.25 par value Class A stock and 20,000,000 shares of $.25 par value Class B stock. Subject to certain exceptions, holders of Class B stock are entitled to four votes per share on matters brought before shareowners of the Company, while holders of Class A stock are entitled to one vote per share. Holders of Class A stock are entitled to cash dividends which are at least 10 percent greater than cash dividends paid on Class B stock.

The Company has a stock option plan under which options to purchase Class A shares of common stock may be granted to certain key associates. The plan provides that the option price shall not be less than the fair market value of the shares on the date of grant and that no portion of the grant may be exercised beyond ten years from that date. Options become exercisable ratably over a three- to five-year period beginning on the third anniversary of the grant date. As of December 30, 1995, options for 94,000 shares were exercisable. The table on the following page is a summary of changes in Class A common stock options:

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                Number            Exercise Price
                               Of Shares             Per Share
                               ---------          --------------
Outstanding at Jan.2, 1993 ..   380,000            $      29.00
Granted .....................    59,000                   46.38
---------------------------------------------------------------
Outstanding at Jan.1, 1994 ..   439,000             29.00-46.38
Granted .....................    62,000                   34.33
Cancelled....................  (129,000)            29.00-46.38
---------------------------------------------------------------
Outstanding at Dec. 31, 1994.   372,000             29.00-46.38
Granted .....................   608,000             39.13-41.88
Cancelled ...................   (40,000)            29.00-46.38
Exercised ...................   (14,000)                  29.00
---------------------------------------------------------------
Outstanding at Dec. 30, 1995.   926,000            $29.00-46.38
===============================================================

(1) Grants related to 460,000 shares at an exercise price of $41.88 are subject to approval by the shareowners at the 1996 annual meeting.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The provisions of this Statement encourage, but do not require, the Company to adopt the fair value method of accounting for employee stock-based compensation. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company has elected to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and as required by SFAS No. 123, will include in the notes to the 1996 financial statements pro forma net income and earnings per share information as if the company had applied the fair value method of accounting.


-------------------------------------------------------------------------------

NOTE 6.  INCOME TAXES:

The following tables present the provision for income taxes, the principal items of deferred income taxes at the end of 1995 and 1994, and a reconciliation of the statutory U.S. income tax rate to the effective income tax rate. The Company adopted SFAS No. 109, "Accounting for Income Taxes" as of the beginning of 1993, and the cumulative effect of this change was reported in the 1993 Consolidated Statement of Operations. The cumulative effect of adoption was a charge against 1993 income of $20.9 million, or $1.17 per share.

RECONCILIATION TO EFFECTIVE TAX RATES:

                                1995        1994        1993
Provision at statutory
 U.S. tax rate .........        35.0%       35.0%       35.0%
Effective state income
 tax rate ..............         3.9         4.6         4.8
Changes in valuation
 allowance .............        (2.0)        0.1         2.4
Amortization of acqui-
 sition price not deduct-
 ible for tax purposes           0.3         0.3         0.5
Other ..................        (1.8)        1.7         0.9
-------------------------------------------------------------
   Total. ..............        35.4%       41.7%       43.6%
=============================================================



Income before income taxes includes foreign income, consisting of both interest income and the Company's equity investment earnings, of $6,932,000 in 1995. Foreign losses for 1994 and 1993 were $295,000 and $6,377,000, respectively. The provision for income taxes includes state income taxes of $6,513,000 in 1995, $7,711,000 in 1994, and $6,225,000 in 1993. Springs made income tax payments of approximately $47,691,000, $32,907,000, and $45,837,000 in 1995,
1994, and 1993, respectively.

INCOME TAX PROVISION BEFORE CUMULATIVE EFFECT
(in thousands):
                                1995             1994           1993
Current. ............          $31,470          $43,076        $32,932
Deferred ............            7,837            1,409          3,625
----------------------------------------------------------------------
  Total tax provision
   before cumulative
   effect ............         $39,307          $44,485        $36,557
======================================================================


Temporary differences which give rise to deferred income taxes and the resulting assets and liabilities are as follows (in thousands):

                                     1995      1994
Employee benefit accruals ......   $40,233   $36,504
Deferred compensation ..........    26,420    25,662
Equity investments .............     2,232     4,435
Accounts receivable reserves         4,580     4,090
Environmental accruals .........     5,594     4,279
Other items ....................    17,196    14,233
----------------------------------------------------
  Subtotal. ....................    96,255    89,203
Less valuation allowance .......    (3,399)   (4,435)
----------------------------------------------------
  Total deferred tax assets ....    92,856    84,768
----------------------------------------------------

Property .......................   (82,351)  (73,845)
Inventories ....................   (11,610)        -
Equity investments .............    (9,287)   (9,213)
Intangibles ....................    (1,665)   (3,554)
Other items ....................    (1,554)   (4,095)
----------------------------------------------------
  Total deferred tax liabilities  (106,467)  (90,707)
----------------------------------------------------
Net deferred tax liability .....  $(13,611)  $(5,939)
====================================================

23
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




-------------------------------------------------------------------------------

NOTE 7.  EMPLOYEES' BENEFIT PLANS:
EMPLOYEES' PROFIT SHARING AND RETIREMENT PLANS

Substantially all associates of Springs are covered by defined contribution plans or defined benefit plans. The Company makes contributions to defined contribution plans, and these contributions are computed as a percentage of each participant's base pay. In addition, in the event that eligible participants contribute a percentage of their compensation to defined contribution plans, the Company matches a portion of their contributions. Company contributions to defined benefit plans are made in accordance with ERISA, and benefits are generally based upon years of service. Assets in defined benefit plans are invested in money market and other fixed income securities (including United States government obligations) and in diversified equity securities.

Defined contribution plan expenses for 1995, 1994, and 1993 were $22,538,000, $24,721,000, and $22,827,000, respectively. The net assets available for benefits under defined contribution plans had a market value of approximately $560 million as of December 31, 1995.

Defined benefit retirement plan expenses were $2,772,000 in 1995, $1,703,000 in 1994, and $1,486,000 in 1993.

The following assumptions and components were used to develop the net pension expense:


                                                               1995    1994    1993
ASSUMPTIONS:
Discount rate for obligations ............................     7.00%   7.75%   7.00%
Assumed rate of compensation increases (1) ...............     4.50%       -       -
Expected long-term rate of return on assets ..............     7.50%   7.50%   7.50%

COMPONENTS OF NET PENSION (INCOME) EXPENSE (in thousands):
Service cost .............................................  $  1,598  $  824  $  423
Interest cost on Projected Benefit Obligations ...........     3,728   1,331   1,278
Actual return on assets ..................................    (3,737)     80    (255)
Net amortization and deferral ............................     1,183    (532)     40
------------------------------------------------------------------------------------
Pension expense, net .....................................  $  2,772  $1,703  $1,486
====================================================================================

(1) Applicable only to certain plans of businesses acquired during 1995.

The following table sets forth the funding status of Springs' defined benefit pension plans (in thousands):


                                                                                1995                  1994
                                                                    ----------------------------  -------------
                                                                    Assets Exceed   Accumulated    Accumulated
                                                                     Accumulated     Benefits       Benefits
                                                                      Benefits     Exceed Assets  Exceed Assets

Accumulated Benefit Obligation:
  Vested .........................................................      $(22,435)      $(45,841)      $(19,396)
  Non-vested .....................................................           (19)        (1,731)           (56)
---------------------------------------------------------------------------------------------------------------
Accumulated Benefit Obligation ...................................      $(22,454)      $(47,572)      $(19,452)
===============================================================================================================
Effect of projected future compensation ..........................        (2,014)        (6,142)             -
---------------------------------------------------------------------------------------------------------------
Projected Benefit Obligation .....................................      $(24,468)      $(53,714)      $(19,452)
Plan assets at fair value ........................................        26,526         31,039          6,532
---------------------------------------------------------------------------------------------------------------
Excess (deficiency) of assets over Projected Benefit Obligation ..         2,058        (22,675)       (12,920)
Unrecognized (gain) loss and effects of changes in assumptions ...          (402)         1,735            844
Additional minimum liability .....................................             -         (2,363)        (1,699)
---------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost recognized in the balance sheet ...      $  1,656       $(23,303)      $(13,775)
===============================================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors a defined benefit postretirement medical plan which covers substantially all salaried and nonsalaried associates. The plan provides medical benefits and is contributory, with retiree contributions adjusted periodically.

The Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 3, 1993. In applying this pronouncement, the Company immediately recognized, as a change in accounting principle, the $82.8 million Accumulated Postretirement Benefit Obligation (APBO) as of the beginning of fiscal 1993. On an after-tax basis, this charge was $51.6 million, or $2.90 per share.

The following table sets forth the status of Springs' obligation under its postretirement medical plan at December 30, 1995, and December 31, 1994 (in thousands):


                                                                                  1995       1994
Retirees ...................................................................   $(46,009)  $(40,214)
Fully eligible active plan participants ....................................     (4,934)    (3,943)
Other active plan participants .............................................    (22,326)   (19,249)
--------------------------------------------------------------------------------------------------
Accumulated Postretirement Benefit Obligation ..............................   $(73,269)  $(63,406)
--------------------------------------------------------------------------------------------------
Unrecognized prior service cost ............................................        885          -
------------------------------------------------------------------------------------------------
Unrecognized effects of changes resulting from experience different
  from that assumed.........................................................     (7,102)   (18,485)
--------------------------------------------------------------------------------------------------
Accrued Postretirement Benefit Obligation recognized in the balance sheet ..   $(79,486)  $(81,891)
==================================================================================================


Net postretirement benefit cost consisted of the following components (in thousands):

                        1995                    1994                    1993
Service cost -
 benefits earned .....  $1,145                  $1,374                  $1,132
Interest cost on
 Accumulated
 Postretirement
 Benefit Obligation      4,666                   4,577                   6,320
Amortization of
 actuarial gain ......    (768)                   (477)                      -
------------------------------------------------------------------------------
Net postretirement
benefit cost .........  $5,043                  $5,474                  $7,452
==============================================================================

Net unrecognized actuarial gains at December 30, 1995, and December 31, 1994, primarily resulted from lower health care cost inflation than assumed and changes in the discount rate.

For measurement purposes, an 11.2 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996; this 11.2 percent rate is assumed to decrease gradually to 5.5 percent by the year 2006 and remain at that level thereafter. If the health care cost trend rate were increased by one percent, the APBO would increase by 9 percent and the aggregate of the service and interest cost components of net postretirement benefit cost would increase by 10 percent. The discount rates used in determining the APBO at December 30, 1995, and December 31, 1994, were 7 percent and 7.75 percent, respectively.

------------------------------------------------------------------------------

NOTE 8.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:


The Company has estimated the fair value of financial instruments as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company would realize in a current market exchange.

The carrying amounts of cash and cash equivalents, accounts receivable, certain other assets, accounts payable, and short-term borrowings are reasonable estimates of their fair value at December 30, 1995, and December 31, 1994.

Long-term debt (including current maturities) of $340 million had an estimated fair value at December 30, 1995, of $358 million. The estimated fair value of long-term debt at December 31, 1994, approximated its carrying value. Fair value was estimated using interest rates that were available to the Company at those dates for issuance of debt with similar terms and remaining maturities. See Note 4 for comments regarding the fair value of interest rate swap agreements at December 30, 1995.

25

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

NOTE 9.  OTHER MATTERS:

TRANSACTIONS WITH RELATED PARTIES: Two members of the Board of Directors, their family and related entities own approximately 99 percent of Springs' Class B common stock. Springs transacts business with certain companies that are controlled by these persons and related entities. In the opinion of Springs' management, the cost of services provided by these companies is not material and the services have been obtained at competitive prices or rates. Management annually reviews its conclusions with the Audit Committee of the Board of Directors.

CONTINGENCIES: Springs is involved in certain administrative proceedings governed by environmental laws and regulations, including proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act. The potential costs to the Company related to all of these environmental matters are uncertain due to such factors as: the unknown magnitude of possible pollution and cleanup costs; the complexity and evolving nature of governmental laws and regulations and their interpretations; the timing, varying costs and effectiveness of alternative cleanup technologies; the determination of the Company's liability in proportion to other potential responsible parties; and the extent, if any, to which such costs are recoverable from insurers or other parties.

The Company has accrued a liability of approximately $15 million, which represents management's best estimate of Springs' probable liability concerning all known environmental matters. Management believes the $15 million will be paid out over the next 8 to 15 years. This accrual has not been reduced by any potential insurance recovery to which the Company may be entitled regarding environmental matters. A significant component of the Company's accrued liability for environmental matters involves a site listed on the United States Environmental Protection Agency's ("EPA") National Priority List where Springs is the sole responsible party. Springs, the EPA and the United States Department of Justice have executed a consent decree related to this site.
Soil cleanup was completed in 1993, subject to final approval by the EPA. The remedial design for groundwater cleanup has been approved by the EPA; the Company has begun implementing the remedial design plan.

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

COMMITMENTS: The Company enters into forward delivery contracts for cotton purchases, consistent with the size of its business, to hedge the Company's exposure to price volatility. Management assesses these contracts on a continuous basis to determine if contract prices will be recovered through subsequent sales. At December 30, 1995, the aggregate market value of the contracts in force approximated the aggregate contract price.

SUBSEQUENT EVENT: Subsequent to the Company's year-end, on February 24, 1996, the Company signed a contract under which it will sell its subsidiary, Clark-Schwebel, Inc., to an investor group led by Vestar Equity Partners, L.P. (Vestar). Pursuant to the terms of the agreement, the Company will receive approximately $155 million in cash plus Clark-Schwebel securities consisting of preferred stock with a $30 million liquidation value as of the closing and a minority common equity interest. The proposed transaction is subject to certain contingencies, including financing arrangements by Vestar and completion of the due diligence process. In 1995, Clark-Schwebel contributed about 10 percent of the Company's sales of $2.233 billion and had record earnings representing about 24 percent of Springs' earnings before interest expense and taxes of $143 million. During the five years ended in 1995, Clark-Schwebel's average contribution was 13 percent of Springs' sales and 9 percent of its earnings before interest and taxes.

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

The Board of Directors pursues its oversight responsibility with respect to the Company's systems of internal control and financial statements through its Audit Committee, which is composed solely of outside directors. The Audit Committee meets regularly with Springs' management, internal auditors, and independent auditors. Both the independent auditors and internal auditors have access to and meet privately with this Committee without the presence of management.

The Company's independent auditors, Deloitte & Touche LLP, rely on the Company's internal control structure to the extent they deem appropriate and perform tests and other procedures they deem necessary to express an opinion on the fairness of the presentation of the financial statements, which management believes provides an objective assessment of the degree to which management meets its responsibility for fairness of financial reporting.


/s/ James F. Zahrn
James F. Zahrn

Senior Vice President--Chief Financial Officer

-------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Springs Industries, Inc.

We have audited the accompanying consolidated balance sheet of Springs Industries, Inc. as of December 30, 1995, and December 31, 1994, and the related consolidated statements of operations and retained earnings and of cash flows for each of the three fiscal years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Springs Industries, Inc. at December 30, 1995, and December 31, 1994, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 6 and 7 to the financial statements, in 1993 the Company changed its method of accounting for income taxes and its method of accounting for postretirement benefits other than pensions to conform with Statements of Financial Accounting Standards Nos. 109 and 106, respectively.


/s/ Deloitte & Touche LLP
Deloitte & Touche  LLP
Charlotte, North Carolina
January 26, 1996
(February 24, 1996, as to the last paragraph in Note 9)

27

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       OPERATIONS AND FINANCIAL CONDITION

A ten-year summary of Selected Financial Data appears on pages 30 through 31. A three-year analysis of industry segment information appears on page 14.

RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
1995 Compared with 1994

SALES

Record annual sales in 1995 of $2.233 billion exceeded the previous year's record mark of $2.069 billion by eight percent. Increased home furnishings sales were partially offset by a decline in specialty fabrics sales volume.

Home furnishings sales improved 12 percent to $1.642 billion as a result of three acquisitions completed during the year. Without the acquisitions, the full year's sales of home furnishings would have been about equal to the prior year in spite of a weakening of retail demand in November and December.

Sales of the Company's specialty fabrics segment reached $590.7 million for 1995. This represented a decline of three percent from the prior year. Adjusting for the absence of Clark-Schwebel Distribution Corp., sold in June 1994, the 1995 specialty fabrics sales showed a gain of four percent over 1994 as a result of strong demand for industrial textiles.


EARNINGS

Net income for 1995 increased to $71.6 million, a 15 percent improvement over 1994 net income of $62.2 million. Earnings per share in 1995 rose six percent to $3.71 from the $3.50 reported for 1994.

Operating income of $133.5 million in 1995 was slightly below the prior year's level of $135.8 million. A decline in the operating income of the home furnishings segment was nearly offset by an increase in specialty fabrics profits.

The home furnishings segment reported operating income of $89.6 million, which was eight percent below the $97.5 million reported for 1994. The results of the home furnishings segment reflected increased raw material and supply costs as well as a weakening of retail demand in November and December.

Despite lower sales, the specialty fabrics segment reported operating income of $43.9 million compared to $38.3 million in 1994. The strength of the segment's industrial fabrics businesses more than offset the effect of sluggish markets for finished fabrics for home sewing and apparel.

Other (income) expense benefited from higher equity investment income, interest income and a gain on the sale of the Company's Intek office panel fabrics business.

Lower effective state income tax rates and a reduction in the valuation allowance associated with one of the company's foreign equity investments contributed to a decrease in the effective tax rate to 35.4 percent in 1995 compared to 41.7 percent in 1994. See Note 6 to the Consolidated Financial Statements.

--------------------------------------------------------------------------------

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

The Company's specialty fabrics segment reported sales nearly four percent lower, primarily due to the sale of Clark-Schwebel Distribution Corp. in June 1994. Excluding the effects of this sale, specialty fabrics sales would have risen nearly four percent over the prior year due to increased shipments of industrial fabrics.


EARNINGS

Net income for 1994 increased to $62.2 million or $3.50 per share. This was a 32 percent improvement over 1993 net income of $47.3 million or $2.65 per share. The prior year figures are before one-time charges relating to the first quarter 1993 adoption of two new financial accounting standards.

Operating income of $135.8 million in 1994 was eleven percent higher than in 1993. The home furnishings segment reported operating income of $97.5 million, only slightly below the prior year level of $99.8 million. The home furnishings segment results reflect continued strong revenue performance. Additionally, during the second half, the segment realized increasing benefits from cost reductions, improved pricing and marketing initiatives. However, these benefits were offset by margin pressures in the segment's bedding divisions during the first half of the year.

Despite lower sales, the specialty fabrics segment reported operating income of $38.3 million compared to $22.1 million in 1993. The improvement resulted from a resurgent industrial fabrics market and strong earnings improvements in our restructured finished fabrics businesses.

Other (income) expense benefited from significantly reduced foreign equity investment losses and the gain on the sale of Clark-Schwebel Distribution Corp.

Higher domestic income combined with a reduction in foreign equity investment losses resulted in a decrease in the effective tax rate to 41.7 percent in 1994 compared to 43.6 percent in 1993.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       OPERATIONS AND FINANCIAL CONDITION


--------------------------------------------------------------------------------
INFLATION AND CHANGING PRICES

The replacement cost of property, plant and equipment is generally greater than the historical cost shown on the Balance Sheet due to inflation that has occurred since the property was placed into service.

Springs uses the LIFO method of accounting for 85 percent of its inventories. Under this method, the cost of goods sold reported in the Statement of Operations generally reflects current costs.


--------------------------------------------------------------------------------
CAPITAL RESOURCES AND LIQUIDITY

The Company acquired three businesses during 1995. On May 27, 1995, the Company purchased all of the outstanding stock of Dundee Mills, Incorporated, a leading manufacturer of towels, infant and toddler bedding, knitted infant apparel and health care products. The purchase price was $119.6 million, $21.2 million of which was paid in cash and the remainder through the issuance of approximately
2.5 million shares of Springs Class A common stock with a fair value of $98.4
million.   Effective May 28, 1995, the Company purchased substantially all of the assets of Dawson Home Fashions, Inc., a leading manufacturer of shower curtains and bath fashions accessories. Springs paid $39 million in cash for the business. On July 28, 1995, the Company purchased substantially all of the assets of a leading manufacturer of wood window blinds and interior shutters, the Nanik Window Coverings Group of Apogee Enterprises, Inc.

The Company's overall cash needs for 1995 were provided primarily from operations. The Company's financing activities consisted principally of the issuance of approximately $111 million of long-term debt and repayment of borrowings totaling $80 million. Long-term debt as a percent of total capital was 35.7 percent at December 30, 1995, compared to 37.2 percent at December 31, 1994. Expenditures for property, plant, and equipment totaling $75 million were made in 1995. Acquisitions of businesses, net of stock issued and cash acquired, and other investments completed during 1995 totaled $83 million.

The Company expects capital expenditures for 1996 to approximate $105 million. Springs believes its 1996 cash needs will be adequately provided from operations, issuance of commercial paper, and short-term bank borrowings.

Dividends declared in 1995 represented 33 percent of net income. Class A dividends declared in 1995 were $14.8 million, or $1.26 per share, while Class B dividends declared totaled $8.9 million, or $1.14 per share.


--------------------------------------------------------------------------------
OTHER

The Company enters into forward delivery contracts for cotton purchases, consistent with the size of its business, to hedge the Company's exposure to price volatility. Management assesses these contracts on a continuous basis to determine if contract prices will be recovered through subsequent sales. At December 30, 1995, the aggregate market value of the contracts in force approximated the aggregate contract price.

Subsequent to the Company's year-end, on February 24, 1996, the Company signed a contract under which it will sell its subsidiary, Clark-Schwebel, Inc., to an investor group led by Vestar Equity Partners, L.P. (Vestar). Pursuant to the terms of the agreement, the Company will receive approximately $155 million in cash plus Clark-Schwebel securities consisting of preferred stock with a $30 million liquidation value as of the closing and a minority common equity interest. The proposed transaction is subject to certain contingencies, including financing arrangements by Vestar and completion of the due diligence process. In 1995, Clark-Schwebel contributed about 10 percent of the Company's sales of $2.233 billion and had record earnings representing about 24 percent of Springs' earnings before interest expense and taxes of $143 million. During the five years ended in 1995, Clark-Schwebel's average contribution was 13 percent of Springs' sales and 9 percent of its earnings before interest and taxes. The Company intends to use the proceeds from the sale to meet strategic objectives, which might include repurchase of stock, debt reduction, and further investments in home furnishings.

29

                      QUARTERLY FINANCIAL DATA (UNAUDITED)


(In millions except per share data)
                                                  1995                                                 1994
QUARTER                       1ST       2ND        3RD       4TH        YEAR       1ST       2ND        3RD      4TH        YEAR
Net sales. .........        $483.1    $532.7     $623.8     $593.5    $2,233.1    $485.2    $515.3     $535.3    $533.1    $2,068.9
Gross profit .......          87.1      95.2      111.9      110.3       404.5      90.7      98.8      110.9     117.8       418.2
Net income .........           9.9      14.4       21.3       26.0        71.6       5.8      13.1       19.6      23.7        62.2
===================================================================================================================================
Per share:
Net income .........        $  .55    $  .78     $ 1.08     $ 1.30    $   3.71    $  .33    $  .73     $ 1.10    $ 1.34    $   3.50
Class A dividends
  declared .........           .30       .30        .33        .33        1.26       .30       .30        .30       .30        1.20
Class B dividends
  declared .........           .27       .27        .30        .30        1.14       .27       .27        .27       .27        1.08
===================================================================================================================================
Common stock prices:
  High .............        40 1/4    40 1/2     44 3/4     44 1/2      44 3/4    39 5/8    35 1/8     37 7/8    41          41
  Low ..............        35 1/4    36 3/8     35 3/4     39          35 1/4    33 3/8    29 1/4     29 3/4    34 1/8      29 1/4
===================================================================================================================================

                         PRICE RANGE OF COMMON STOCK
                                 (by quarter)

                                 [Line Graph]

   Line graph showing the high and low price of the Company's common stock by quarter for 1994 and 1995.



                         QUARTERLY INCOME COMPARISON
                                 (by quarter)

                                 [Bar Graph]

   Bar graph showing a quarterly comparison of earnings per share for 1994 and 1995.

                            SELECTED FINANCIAL DATA
                            Springs Industries, Inc.


                                                         1995      1994      1993
SUMMARY OF OPERATIONS (in millions):
 Net sales ..........................................  $2,233.1  $2,068.9   $2,022.8
 Operating income(c) ................................     133.5     135.8      121.9
 Income from continuing operations ..................      71.6      62.2       47.2
 Net income (loss) ..................................      71.6      62.2      (25.3)(i)
 Class A cash dividends declared. ...................      14.8      11.8       11.6
 Class B cash dividends declared ....................       8.9       8.5        8.5
----------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
 Net income (loss) ..................................      3.71      3.50      (1.42)(i)
 Class A cash dividends declared ....................      1.26      1.20       1.20
 Class B cash dividends declared ....................      1.14      1.08       1.08
 Shareowners' equity ................................     36.48     33.20      30.90
 Class A stock price range:
   High .............................................    44 3/4        41         49
   Low ..............................................    35 1/4    29 1/4     33 1/2
----------------------------------------------------------------------------------------
STATISTICAL DATA:
 Net income (loss) to net sales .....................      3.2%      3.0%     (1.3)%
 Net income (loss) to average shareowners' equity. ..     10.8%     11.2%     (4.7)%
 Operating return on assets employed (f) ............      9.8%     10.4%       8.8%
 Inventory turnover (g) .............................       5.3       5.8        5.6
 Accounts receivable turnover (h) ...................       6.6       6.5        6.5
 Net sales divided by average assets ................       1.5       1.6        1.6
 Current ratio ......................................       2.9       2.5        2.3
 Capital expenditures (in millions) .................  $   75.2  $   92.6   $   88.3
 Depreciation (in millions) .........................  $   84.6  $   79.7   $   78.1
 EBITDA (in millions) (e) ...........................  $  241.5  $  226.3   $  201.2
 Approximate number of shareowners ..................     3,200     3,200      3,200
 Average number of associates .......................    22,600    20,300     20,300
----------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA (in millions):
 Net working capital ................................  $  506.3  $  373.0   $  353.5
 Net property .......................................     614.0     555.3      549.9
 Total assets .......................................   1,527.5   1,289.0    1,292.1
 Long-term debt .....................................     326.9     265.4      293.0
 Shareowners' equity ................................     734.5     584.1      543.2
----------------------------------------------------------------------------------------


(a) Includes a $70.0 million charge ($43.9 million after tax, or $2.46 per share) for restructuring.
(b) Includes an $18.0 million charge ($11.2 million after tax or $.63 per share) for restructuring.
(c) Net sales less cost of goods sold and selling, general and administrative expenses.
(d) Fifty-three weeks.
(e) Pretax income plus restructuring charge, depreciation, amortization, and interest expense.
(f) Pretax income before restructuring charge and interest expense divided by average of month-end total assets used in operations.
(g) Cost of goods sold divided by average of month-end inventories.
(h) Net sales divided by average of month-end receivables.
(i) Includes a charge of $72.5 million, net of income taxes, or $4.07 per share for cumulative effect of adoption of SFAS Nos. 106 & 109.

31

                            SELECTED FINANCIAL DATA
                            Springs Industries, Inc.


  1992(d)     1991      1990           1989      1988         1987      1986

  $1,975.7  $1,890.4   $1,878.0      $1,909.3  $1,824.8     $1,661.1  $1,505.0
     113.2      79.4       92.8         122.0     121.7        120.2      79.0
      44.5      27.1       (6.8)         64.9      52.8         55.7      32.6
      44.5      27.1       (6.8)(a)      64.9      52.8(b)      55.7      32.6
      11.5      11.4       11.6          11.5      14.7         14.5      13.5
       8.6       8.7        8.7           8.7       2.8            -         -
------------------------------------------------------------------------------
      2.50      1.53       (.39)(a)      3.64      2.98(b)      3.13      1.83
      1.20      1.20       1.20          1.20      1.01          .82       .76
      1.08      1.08       1.08          1.08       .27            -         -
     33.47     32.39      32.05         33.08     30.67        28.64     26.24

    43 7/8    36 1/4     39 1/2        45 1/4    38 3/4       38 1/4    28 7/16
    30 1/2    21 1/4     16 7/8        30 1/2       27        20 3/4    20 1/2
------------------------------------------------------------------------------
       2.3%      1.4%      (0.4)%(a)      3.4%      2.9%(b)      3.4%      2.2%
       7.7%      4.9%      (1.2)%(a)     11.6%     10.2%(b)     11.5%      7.3%
       8.7%      6.6%       7.7%         11.2%     12.0%        12.3%      8.8%
       6.0       6.0        5.6           5.8       6.2          5.8       5.0
       6.5       6.3        6.2           6.4       6.4          6.5       6.3
       1.6       1.5        1.6           1.7       1.7          1.6       1.5
       2.2       2.2        2.5           2.4       2.7          3.0       3.3
  $   80.3  $  115.9   $  117.8      $  108.3  $   77.1     $   69.9  $   57.0
  $   77.7  $   75.2   $   72.6      $   67.5  $   62.1     $   57.8  $   55.6
     198.8     167.9      174.9         204.0     195.1        186.6     144.6
     3,300     3,500      3,400         3,500     3,700        3,400     3,300
    20,900    21,700     23,200        24,100    23,400       23,100    23,500
------------------------------------------------------------------------------
  $  328.2  $  329.7   $  356.5      $  354.9  $  389.8     $  428.1  $  402.2
     559.3     572.1      524.2         475.0     424.5        393.1     383.3
   1,250.3   1,251.3    1,201.1       1,188.4   1,118.3      1,083.7   1,010.4
     273.6     287.8      260.4         227.5     238.5        256.8     271.0
     588.1     568.9      560.9         585.1     541.6        505.0     464.6
------------------------------------------------------------------------------

Note: Selected Financial Data includes the following since their respective dates of acquisition: Uniglass, February 1988; Andre Richard, March
       1988; Carey-McFall, March 1989; C. S. Brooks, April 1991; C. S. Brooks Canada, August 1992; Griffiths-Kerr, October 1992; Dundee Mills, Incorporated, May 1995; the principal assets of Dawson Home Fashions, Inc., May 1995; and the principal assets of Nanik Window Coverings Group, July 1995. Selected Financial Data also includes Clark-Schwebel Distribution Corp. until the date of its sale in June 1994, and the Company's Intek office panel fabrics business until the date of its sale in December 1995.


                                     177