Form 10-K405, Exhibit 13
period 1996-12-28
SPRINGS INDUSTRIES INC
filed 1997-03-28
CIK 93102

14                     INDUSTRY SEGMENT INFORMATION(1)
                           Springs Industries, Inc.




[SALES PER INDUSTRY
SEGMENT (In percent) PIE GRAPH]

Home Furnishings                  82%
Specialty Fabrics                 18%



[PROFIT FROM OPERATIONS
PER INDUSTRY SEGMENT (2) (In percent)
PIE GRAPH]

Home Furnishings                  65%
Specialty Fabrics                 35%

(In millions)

                                              1996      1995         1994
     TRADE SALES:
        Home furnishings................. $ 1,830.6 $ 1,642.4     $ 1,460.1
        Specialty fabrics................     412.7     590.7         608.8
     ----------------------------------------------------------------------
           TOTAL......................... $ 2,243.3 $ 2,233.1     $ 2,068.9
     ======================================================================

     PROFIT FROM OPERATIONS:(2)
        Home Furnishings................. $    52.0 $    89.6     $    97.5
        Specialty Fabrics................      27.8      43.9          38.3
     ----------------------------------------------------------------------
           TOTAL ........................      79.8     133.5         135.8
     ----------------------------------------------------------------------
     Interest expense ...................      22.1      32.0          29.2
     Other income, net ..................     (46.8)     (9.4)         (0.1)
     ----------------------------------------------------------------------
           INCOME BEFORE INCOME TAXES AND
           EXTRAORDINARY ITEM............ $   104.5 $   110.9     $   106.7
     ======================================================================

     IDENTIFIABLE ASSETS AT YEAR END:
        Home furnishings ................ $ 1,310.7 $ 1,263.1     $   990.4
        Specialty fabrics ...............     181.6     394.6         430.3
        LIFO reserve ....................    (125.0)   (132.8)       (132.5)
        Corporate .......................      30.7       2.6            .8
     ----------------------------------------------------------------------
           TOTAL ........................ $ 1,398.0 $ 1,527.5     $ 1,289.0
     ======================================================================

     CAPITAL EXPENDITURES:
        Home furnishings ................ $    66.3 $    56.8     $    69.1
        Specialty fabrics ...............       8.8      18.4          23.5
     ----------------------------------------------------------------------
           TOTAL ........................ $    75.1 $    75.2     $    92.6
     ======================================================================

     DEPRECIATION AND AMORTIZATION:
        Home furnishings ................ $    76.9 $    77.5     $    67.6
        Specialty fabrics ...............      12.5      21.0          22.7
     ----------------------------------------------------------------------
           TOTAL ........................ $    89.4 $    98.5     $    90.3
     ======================================================================


(1) This schedule provides consolidated financial information by segment, but not financial information of the segments as separate entities. See the notes to the financial statements for further comments regarding industry segments.

(2) Profit from operations represents sales less cost of goods sold, selling, general and administrative expenses, and restructuring and realignment expenses. Profit from operations for 1996 is net of a $33.9 million charge for restructuring and realignment expenses, of which $33.3 million was charged to the home furnishings segment and $.6 million to the specialty fabrics segment.

                           CONSOLIDATED STATEMENT                             15
                     OF OPERATIONS AND RETAINED EARNINGS
                          Springs Industries, Inc.


[DISTRIBUTION OF
THE SALES DOLLAR(1) (In percent)
PIE GRAPH]

Raw materials and purchased goods          31.3%

Wages, salaries and benefits               31.5%

Income taxes                                1.4%

Cash dividends and retained earnings        2.9%

Other manufacturing, selling, general      32.9%
and administrative expenses



(1) Excludes restructuring and realignment expenses, a gain on the sale of Clark-Schwebel, Inc., an extraordinary loss, and other write-offs.




(In thousands except per share data)
For the Fiscal Years Ended December 28, 1996,
December 30, 1995, and December 31, 1994


                                           1996        1995        1994
OPERATIONS

NET SALES.............................. $2,243,327 $2,233,053  $2,068,911
-------------------------------------------------------------------------
Cost and expenses:
   Cost of goods sold .................  1,830,249  1,828,542   1,650,743
   Selling, general and
     administrative expenses ..........    299,326    270,989     282,326
   Restructuring and
     realignment expenses..............     33,926          -           -
   Interest expense....................     22,064     32,035      29,253
   Other income, net...................    (46,757)    (9,446)       (123)
-------------------------------------------------------------------------
       Total ..........................  2,138,808  2,122,120   1,962,199
-------------------------------------------------------------------------

Income before income taxes
  and extraordinary item ..............    104,519    110,933     106,712
Income tax provision ..................     16,086     39,307      44,485
-------------------------------------------------------------------------
Income before extraordinary item ......     88,433     71,626      62,227

Extraordinary item:
   Loss on extinguishment of debt, net
     of income tax benefit of $2,176 ..      3,552          -           -
-------------------------------------------------------------------------
       NET INCOME ..................... $   84,881 $   71,626  $   62,227
=========================================================================

Per share:
Income before extraordinary item ...... $     4.32 $     3.71  $     3.50
Extraordinary loss ....................        .17          -           -
-------------------------------------------------------------------------
       NET INCOME ..................... $     4.15 $     3.71  $     3.50
=========================================================================


                                             1996       1995       1994
RETAINED EARNINGS
RETAINED EARNINGS
AT BEGINNING OF YEAR .................. $  616,347 $  568,403  $  526,428
Net income ............................     84,881     71,626      62,227
Class A cash dividends declared .......    (16,650)   (14,840)    (11,758)
Class B cash dividends declared .......     (9,045)    (8,842)     (8,494)
-------------------------------------------------------------------------
       RETAINED EARNINGS
       AT END OF YEAR.................. $  675,533 $  616,347  $  568,403
=========================================================================



See Notes to Consolidated Financial Statements.

16                        CONSOLIDATED BALANCE SHEET
                           Springs Industries, Inc.





(In thousands except share data)
December 28, 1996, and December 30, 1995
                                                                              1996        1995
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ............................................  $   30,719  $    2,606
   Accounts receivable ..................................................     350,830     351,669
   Inventories ..........................................................     370,896     384,730
   Other. ...............................................................      37,177      30,300
-------------------------------------------------------------------------------------------------
      Total current assets ..............................................     789,622     769,305
-------------------------------------------------------------------------------------------------
PROPERTY (AT COST):
   Land and improvements ................................................      18,559      18,723
   Buildings ............................................................     238,861     257,883
   Machinery and equipment ..............................................   1,062,980   1,104,053
-------------------------------------------------------------------------------------------------
      Total .............................................................   1,320,400   1,380,659
   Accumulated depreciation .............................................    (785,836)   (766,700)
-------------------------------------------------------------------------------------------------
      Property, net .....................................................     534,564     613,959
OTHER ASSETS ............................................................      73,770     144,280
-------------------------------------------------------------------------------------------------
      TOTAL .............................................................  $1,397,956  $1,527,544
=================================================================================================

LIABILITIES AND SHAREOWNERS' EQUITY

CURRENT LIABILITIES:
   Short-term borrowings ................................................  $        -  $   21,900
   Current maturities of long-term debt .................................       6,921      13,078
   Accounts payable .....................................................     103,841     103,737
   Accrued wages and salaries ...........................................      21,827      10,407
   Accrued incentive pay and benefit plans                                     31,771      34,051
   Other accrued liabilities. ...........................................      88,129      79,817
-------------------------------------------------------------------------------------------------
      Total current liabilities .........................................     252,489     262,990
-------------------------------------------------------------------------------------------------

NONCURRENT LIABILITIES:
   Long-term debt .......................................................     177,640     326,949
   Accrued benefits and deferred compensation ...........................     160,535     154,673
   Deferred income taxes ................................................       5,495      26,608
   Other ................................................................      21,018      21,802
-------------------------------------------------------------------------------------------------
      Total noncurrent liabilities ......................................     364,688     530,032
-------------------------------------------------------------------------------------------------

SHAREOWNERS' EQUITY:
   Class A common stock- $.25 par value (12,746,374 and 12,642,903 shares
    issued in 1996 and 1995, respectively)...............................       3,187       3,161
   Class B common stock- $.25 par value (7,508,579 and 7,604,579 shares
    issued in 1996 and 1995, respectively) ..............................       1,877       1,901
   Additional paid-in capital ...........................................     110,352     109,840
   Retained earnings ....................................................     675,533     616,347
   Cost of Class A shares in treasury (106,739 and 110,526 shares
    in 1996 and 1995, respectively) .....................................      (2,378)     (2,449)
   Currency translation adjustment and other ............................      (7,792)      5,722
-------------------------------------------------------------------------------------------------
      Total shareowners' equity .........................................     780,779     734,522
-------------------------------------------------------------------------------------------------
      TOTAL .............................................................  $1,397,956  $1,527,544
=================================================================================================


See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS                    17
                            Springs Industries, Inc.


(In thousands)
For the Fiscal Years Ended December 28, 1996,
December 30, 1995, and December 31, 1994
                                                                          1996       1995       1994
OPERATING ACTIVITIES:
   Net income ....................................................... $   84,881 $   71,626  $ 62,227
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization ................................     89,422     98,514    90,290
       Gain on sales of businesses ..................................    (50,127)    (4,296)   (4,167)
       Deferred income taxes ........................................    (13,738)     7,837     1,409
       Provision for restructuring ..................................     30,375          -         -
       Loss on disposal of property, plant, and equipment ...........      6,179      1,012     3,139
       Extraordinary loss on extinguishment of debt .................      5,728          -         -
       Changes in operating assets and liabilities, excluding effects of business acquisitions and sales of businesses:
          Accounts receivable .......................................    (29,609)    20,906    (6,632)
          Inventories ...............................................    (17,840)   (24,765)   (5,556)
          Accounts payable and other accrued liabilities ............     21,081    (16,459)   37,709
          Accrued restructuring costs ...............................     (4,137)         -   (10,317)
       Other, net                                                         (5,820)   (16,867)     (228)
-----------------------------------------------------------------------------------------------------
       Net cash provided by operating activities ....................    116,395    137,508   167,874
-----------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
   Purchases of property, plant and equipment .......................    (75,131)   (75,175)  (92,642)
   Business acquisitions, net of stock issued
     and cash acquired, and other investments .......................     (1,900)   (82,557)        -
   Proceeds from sales of businesses and other assets ...............    195,371     14,183    20,069
-----------------------------------------------------------------------------------------------------
       Net cash provided (used) by investing activities .............    118,340   (143,549)  (72,573)
-----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
   Proceeds (repayments) of short-term borrowings ...................    (21,900)    10,800   (50,320)
   Proceeds from long-term borrowings ...............................      2,834     99,719     1,896
   Repayments of long-term debt .....................................   (161,861)   (80,332)  (28,732)
   Cash dividends paid ..............................................    (25,695)   (22,309)  (20,166)
-----------------------------------------------------------------------------------------------------
       Net cash provided (used) by financing activities .............   (206,622)     7,878   (97,322)
-----------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ....................     28,113      1,837    (2,021)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ......................      2,606        769     2,790
-----------------------------------------------------------------------------------------------------
       CASH AND CASH EQUIVALENTS AT END OF YEAR ..................... $   30,719 $    2,606  $    769
=====================================================================================================


See Notes to Consolidated Financial Statements.

18                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Springs Industries, Inc.


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

USE OF ESTIMATES: Preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures relating to contingent assets and liabilities, and the reported amounts of revenues and expenses.

REVENUE RECOGNITION: Revenue from product sales is recognized at the time ownership of the goods transfers to the customer.

CASH EQUIVALENTS: Cash equivalents consist of liquid investments with original maturities of three months or less when purchased.

ACCOUNTS RECEIVABLE: The company performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. The reserve for doubtful accounts to provide for expected credit losses was approximately $13,105,000 in 1996 and $9,904,000 in 1995.

INVENTORIES:  Inventories are summarized as follows:

(in thousands)
                                               1996                1995
Standard cost (which approximates
 average cost) or average cost:
   Finished goods ...............           $ 242,650           $ 251,277
   In process ...................             185,307             192,094
   Raw materials and supplies ...              67,925              74,195
-------------------------------------------------------------------------
                                              495,882             517,566
Less LIFO reserve ...............            (124,986)           (132,836)
-------------------------------------------------------------------------
     Total ......................           $ 370,896           $ 384,730
=========================================================================

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (LIFO) for approximately 84 percent of inventories and the average cost method for all other inventories. Average cost approximates current cost.

During 1996, certain inventory quantities were reduced resulting in a liquidation of LIFOinventory quantities carried at higher costs prevailing in 1995. The effect of these reductions was to reduce net income by approximately $1.3 million, or $.06 per share.

PROPERTY: Depreciation is computed for financial reporting purposes on a straight-line basis over the estimated useful lives of the related assets, ranging from 10 to 20 years for land improvements, 20 to 40 years for buildings, and 3 to 11 years for machinery and equipment. Certain of the Company's fixed assets are leased through Industrial Revenue Bond financings and similar arrangements.

INCOME TAXES: The provision for income taxes includes federal, state, and foreign taxes currently payable and deferred taxes. Deferred taxes were determined using the liability approach, which considers future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities and gives immediate effect to changes in income tax laws upon enactment.

EARNINGS PER SHARE: Per share amounts are based on the weighted average number of shares of Class A and Class B common stock and common stock equivalents outstanding. Such averages totaled 20,460,000 in 1996, 19,300,000 in 1995 and 17,793,000 in 1994. Certain common stock equivalents are not included in the calculations because they are antidilutive.

RECLASSIFICATION: Certain prior year amounts have been reclassified to conform with the 1996 presentation.

--------------------------------------------------------------------------------

NOTE 2.  INDUSTRY SEGMENT INFORMATION:

Springs operates in two industry segments: home furnishings and specialty fabrics. The home furnishings segment manufactures, purchases for resale, and markets home furnishing products, including sheets, pillowcases, bedspreads, comforters, infant and toddler bedding, curtains, shower curtains and accent bath rugs, towels, other bath fashion accessories, baby and health care products, juvenile novelties, drapery hardware and decorative window furnishings to all major channels of retail distribution and to institutional customers. The specialty fabrics segment manufactures, finishes, purchases for resale, and markets woven and non-woven fabrics, including apparel fabrics, home-sewing fabrics, industrial fabrics, specialty fabrics, and protective and fire retardant fabrics to manufacturers for use in a variety of end products. Summarized segment information appears on page 14 and is an integral part of the financial statements.

Sales for 1996, 1995, and 1994 include sales of $306.2 million, $266.9 million, and $258.4 million, respectively, to one customer. The home furnishings segment had sales of $248.4 million, $210.2 million, and $202.8 million for 1996, 1995, and 1994, respectively, to this customer. Sales to this customer of $57.8 million, $56.7 million, and $55.6 million for 1996, 1995, and 1994, respectively, are included in the specialty fabrics segment. Accounts receivable at December 28, 1996, and December 30, 1995, included receivables from this customer totaling $41.4 million and $41.5 million, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  19
                           Springs Industries, Inc.

--------------------------------------------------------------------------------

NOTE 3.  ACQUISITIONS AND DIVESTITURES:

On April 17, 1996, the Company sold Clark-Schwebel, Inc., a business in the specialty fabrics segment, for $193 million in cash. A gain of $50.1 million was included in other income for 1996. Through the date of sale, Clark-Schwebel, Inc. had 1996 sales of $68.9 million and earnings before interest and taxes of $11.3 million. In 1995, Clark-Schwebel, Inc. contributed about 10 percent of the Company's sales of $2.233 billion and had record earnings representing about 24 percent of Springs' earnings before interest expense and taxes of $143 million. During the five years ended in 1995, Clark-Schwebel, Inc.'s average contribution was 13 percent of Springs' sales and 9 percent of its earnings before interest and taxes.

During 1995, the Company acquired three businesses in the home furnishings segment. Effective May 27, 1995, the Company purchased all of the outstanding stock of Dundee Mills, Incorporated, a leading manufacturer of towels, infant and toddler bedding, knitted infant apparel, and health care products. The purchase price was $119.6 million, $21.2 million of which was paid in cash and the remainder through the issuance of approximately 2.5 million shares of Springs Class A common stock with a fair value as of the acquisition date of $98.4 million. Effective May 28, 1995, the Company purchased substantially all of the assets of Dawson Home Fashions, Inc., a leading manufacturer of shower curtains and bath fashions accessories. Springs paid $39 million in cash for the business. On July 28, 1995, the Company purchased from Apogee Enterprises, Inc., substantially all of the assets of its Nanik Window Coverings Group, a leading manufacturer of wood window blinds and interior shutters.

The acquisitions were accounted for as purchases, with the costs allocated on the basis of the fair values of the assets acquired and liabilities assumed. Liabilities assumed totaled $66.3 million, including $33.9 million of long-term debt. The operating results of Dundee, Dawson and Nanik were included in the Company's consolidated results of operations from their respective dates of acquisition.

The following summary of unaudited pro forma results of operations presents information as if the acquisitions had occurred at the beginning of 1995 and 1994. The pro forma earnings per share calculation treats the Springs Class A common shares issued in the Dundee acquisition as having been outstanding during all of 1994 and 1995. The pro forma information is provided for informational purposes only and is not indicative of results which would have occurred or which may occur in the future:

(In thousands, except per share amounts)

                        Year Ended     Year Ended
                       Dec. 30, 1995  Dec. 31, 1994
                       -------------  -------------

Net sales ...........     $2,387,266     $2,450,964
Net income ..........         69,574         57,102
Earnings per share ..           3.42           2.82
===================================================


On December 29, 1995, the Company sold the assets of its Intek office panel fabrics business. In connection with this sale, the Company received cash of $13.2 million. On June 24, 1994, the Company sold all of the stock of Clark-Schwebel Distribution Corp., a subsidiary of Clark-Schwebel, Inc. In connection with this sale, the Company received cash of $19.1 million. The gains on these transactions were included in other income.

--------------------------------------------------------------------------------

NOTE 4.  RESTRUCTURING AND REALIGNMENT EXPENSES:

During the second quarter of 1996, the Company adopted a plan to consolidate and realign its fabric manufacturing operations. In connection with this plan, the Company closed three fabric manufacturing plants, added production in other plants, and increased outside purchases of grey fabric. A pretax charge of $30.4 million was recorded in the second quarter, which included $6.6 million for severance expense arising from the elimination of approximately 850 positions, $16.3 million for write-offs of plant and equipment, and $7.5 million for certain other expenses associated with the plan. Over the next three years, Springs plans to make capital investments of approximately $15.9 million and incur future expenses of approximately $19.5 million for equipment relocation and other realignment expenses which do not qualify as "exit costs."

As of December 28, 1996, the Company has recorded approximately $4.1 million of actual cash expenditures against the restructuring accrual, including $1.1 million of severance expense and $3.0 million for certain other expenses associated with the plan. In addition, the Company has incurred $3.5 million for equipment relocation and other realignment expenses and $1.4 million of capital expenditures related to the plan.

20                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Springs Industries, Inc.


NOTE 5.  LONG-TERM DEBT:

Long-term debt consists of: (in thousands)

                                                                          1996      1995
Commercial paper, average interest rate 6.1% in 1995 ................  $      -  $ 69,825
Senior notes payable, effective interest rate of 10.0% ..............         -    81,250
Notes payable at a variable market rate, 6.2% at December 30, 1995 ..         -     5,218
Senior notes payable in annual installments of  $5,000 in years 1997
  through 2006, interest at 9.6% ....................................    50,000    50,000
Notes payable in quarterly installments of $2,857 from August
  1998 through May 2005, effective interest rate of 6.7% ............    80,000    80,000
Notes payable in quarterly installments of $714 from December
  1998 through September 2005, effective interest at 6.7% ...........    20,000    20,000
Industrial Revenue Bond Obligations, payable in varying annual
  amounts to 2019, interest at rates ranging from 2.5% to 8.3% ......    31,456    32,243
Other ...............................................................     3,105     1,491
-----------------------------------------------------------------------------------------
  Total .............................................................   184,561   340,027
Current maturities ..................................................    (6,921)  (13,078)
-----------------------------------------------------------------------------------------
  LONG-TERM DEBT ....................................................  $177,640  $326,949
=========================================================================================


The Company recorded in 1996 an extraordinary charge of $3.5 million, net of an income tax benefit of $2.2 million, incurred as a result of the early extinguishment of $68.7 million of senior notes payable. The notes were due in varying amounts through 2003 and had an effective interest rate of 10 percent.

The Company's access to the commercial paper market is facilitated by committed long-term revolving credit agreements provided by several banks, totaling $100.0 million. These revolving credit agreements carry no specific expiration dates but would terminate thirteen months after notice from banks. The Company pays an annual commitment fee on the unused portion of these agreements.

In August 1996, the Company signed a one-year option agreement for an additional $100 million long-term loan facility, which may be used to refinance existing debt and for general corporate purposes. As of December 28, 1996, no borrowings were outstanding under this agreement. The company incurred an initial fee to enter into this agreement.

Certain long-term debt agreements contain requirements concerning, among other things, the maintenance of working capital and tangible net worth, limitations on the incurrence of indebtedness, and restrictions on the payment of dividends and/or redemption of stock. At December 28, 1996, under the most restrictive of such requirements, retained earnings of approximately $142,000,000 were available for dividends and/or the redemption of stock.

Scheduled annual maturities of long-term debt are: 1997 - $6,921,000; 1998 - $13,897,000; 1999 - $20,857,000; 2000 -$20,514,000; 2001 - $20,207,000 and
varying amounts thereafter through 2019. Total interest payments in 1996, 1995, and 1994 were $23,973,000, $31,357,000 and $29,837,000, respectively.

The Company enters into interest rate swap agreements to reduce the potential impact of increases in interest rates on floating-rate long-term debt. The Company is exposed to credit loss in the event of nonperformance by the counterparty to the interest rate swap agreements; however, the Company believes its counterparty will perform. At December 28, 1996, and December 30, 1995, the notional amount of these agreements totaled $105,000,000 and $113,000,000, respectively. The estimated fair value of these agreements at December 28, 1996, was an unrealized gain of $1,655,000 based on market prices for similar instruments.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 21
                           Springs Industries, Inc.


NOTE 6.  SHAREOWNERS' EQUITY:

Changes in shareowners' equity, exclusive of retained earnings, are: (in thousands)



                                           Class A                   Class B                              Class A         Currency
                                     Common Stock Issued       Common Stock Issued   Additional  Stock Held in Treasury Translation
                                    --------------------       -------------------   ----------  ---------------------- -----------
                                      Number       Par           Number      Par     Paid-In    Number                   Adjustment
                                    Of Shares     Value        Of Shares    Value    Capital    Of Shares      Cost       And Other
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994 .......    9,858     $2,465          7,853      $1,963   $ 11,144        129       $2,785      $  3,978
Exchange of Class B common stock
 for Class A common stock ........       23          5            (23)         (5)         -          -            -             -
Shares awarded under various
 employee plans ..................        3          1              -           -        269         (9)        (183)            -
Currency translation adjustment ..        -          -              -           -          -          -            -        (1,530)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994 .....    9,884     $2,471          7,830      $1,958   $ 11,413        120       $2,602      $  2,448
Exchange of Class B common stock
 for Class A common stock ........      225         57           (225)        (57)         -          -            -             -
Shares awarded under various
 employee plans ..................       20          5              -           -        691         (9)        (153)            -
Shares issued in acquisition of
 Dundee Mills, Incorporated ......    2,514        628              -           -     97,736          -            -             -
Currency translation adjustment ..        -          -              -           -          -          -            -         4,801
Other ............................        -          -              -           -          -          -            -        (1,527)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 30, 1995 .....   12,643     $3,161          7,605      $1,901   $109,840        111       $2,449      $  5,722
Exchange of Class B common stock
 for Class A common stock ........       96         24            (96)        (24)         -          -            -             -
Shares awarded under various
 employee plans ..................        7          2              -           -        512         (4)         (71)            -
Effect of Clark-Schwebel, Inc.
 disposition .....................        -          -              -           -          -          -            -       (10,938)
Currency translation adjustment ..        -          -              -           -          -          -            -        (2,310)
Other ............................        -          -              -           -          -          -            -          (266)
------------------------------------------------------------------------------------------------------------------------------------
 BALANCE AT DECEMBER 28, 1996.....   12,746     $3,187          7,509      $1,877   $110,352        107       $2,378      $ (7,792)
====================================================================================================================================


As of December 28, 1996, Springs had authorized 1,000,000 shares of
$1.00 par value, voting preferred stock, none of which was outstanding. Authorized common stock consisted of 40,000,000 shares of $.25 par value Class A stock and 20,000,000 shares of $.25 par value Class B stock. Subject to certain exceptions, holders of Class B stock are entitled to four votes per share on matters brought before shareowners of the Company, while holders of Class A stock are entitled to one vote per share. Holders of Class A stock are entitled to cash dividends which are at least 10 percent greater than cash dividends paid on Class B stock.

The Company has an incentive stock plan ("The Plan") designed to achieve the objectives of the long-term component of the Company's compensation program. The Plan provides for awards of stock options, deferred stock, performance units, and stock appreciation rights. Each such stock appreciation right is to terminate upon the forfeiture or exercise of any accompanying option. No stock appreciation rights were awarded in 1996 or 1995.

Non-transferable restricted Class A common stock may also be awarded under the Plan, subject to the conditions and restrictions as determined by the Company's Management Compensation and Organization Committee ("Compensation Committee"). The purchase price, if any, of shares of restricted stock shall be determined by the Company's Compensation Committee; however, if any purchases are payable in an amount other than the par value of the shares, the purchase price shall be equal to at least 50 percent of the fair market value of the common stock on the award date.

Non-transferable stock options to purchase Class A shares of common stock may be granted in accordance with the provisions of the Plan. The option price may not be less than the fair market value of the shares on the date of grant, and no portion of the grant may be exercised beyond ten years from that date. Options become exercisable on the third anniversary of the grant date or ratably over a two- to four-year period thereafter.

22                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Springs Industries, Inc.

--------------------------------------------------------------------------------

     The table below is a summary of changes in Class A common stock options:

                                Number     Exercise Price    Weighted Average
                               Of Shares      Per Share        Exercise Price
                               ---------      ---------        --------------
     Outstanding
      at Jan.1, 1994 ....        439,000     $29.00-46.38           $31.34
     Granted ............         62,000            34.33            34.33
     Forfeited ..........       (129,000)     29.00-46.38            31.21
     ------------------------------------------------------------------------
     Outstanding
      at Dec. 31, 1994 ..        372,000      29.00-46.38            31.88
     Granted ............        608,000      39.13-41.88            41.21
     Forfeited ..........        (40,000)     29.00-46.38            33.07
     Exercised ..........        (14,000)           29.00            29.00
     ------------------------------------------------------------------------
     Outstanding
      at Dec. 30, 1995 ..        926,000      29.00-46.38            37.99
     Granted ............         15,000            47.25            47.25
     Forfeited ..........        (58,500)     29.00-46.38            36.41
     ------------------------------------------------------------------------
     Outstanding
      at Dec. 28, 1996 ..        882,500     $29.00-47.25           $38.26
     ========================================================================



The following table summarizes information about the fixed-price stock options outstanding at December 28, 1996:


        Range      Options    Weighted Avg.  Weighted    Shares    Weighted
         of      Outstanding   Remaining     Average   Exercisable Average
       Exercise       at      Contractual    Exercise      at      Exercise
        Prices     12/28/96      Life         Price     12/28/96    Price
     ----------------------------------------------------------------------

     $      29.00   215,000       4.9years    $29.00      129,000    $29.00
     $      34.33    42,500       7.3years    $34.33            -         -
     $39.13-41.88   573,000       8.6years    $41.26            -         -
     $46.38-47.25    52,000       7.2years    $46.63       12,333    $46.38

At December 28, 1996, options for 141,333 shares were exercisable at a weighted-average exercise price of $30.52. As of December 30, 1995, 94,000 options at an exercise price of $29.00 were exercisable.

The Company applies Accounting Principles Board Opinion No. 25,
"Accounting for Stock Issued to Employees" in accounting for its stock-based awards. The Company granted 15,000 options in 1996 and 608,000 options in 1995 with weighted-average grant-date fair values of $17.79 per share and $13.56 per share, respectively. Deferred stock awards and performance units of 117,483 units and 69,636 units at weighted-average grant-date fair values of $44.81 and $37.51 were granted during 1996 and 1995, respectively. Compensation cost charged against income for such awards totaled approximately $1,098,000 and $968,000 for the years ended December 28, 1996, and December 30, 1995, respectively. Had compensation cost for the Company's stock-based compensation awards been determined at the grant dates based on the fair value method described in the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income would have been $83.5 million, or $4.08 per share, for 1996 and $71.2 million, or $3.69 per share, for 1995.

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for the grant in 1996: dividend rate of $1.32; expected volatility of 30.0 percent; risk-free interest rate of 6.9 percent; and an expected life of 10 years. For 1995, the weighted-average assumptions used were: dividend rate of $1.32; expected volatility of 30.7 percent; risk-free interest rate of 6.4 percent; and expected lives of 8 years.

--------------------------------------------------------------------------------

NOTE 7.  INCOME TAXES:

The following tables present the components of the provision for income taxes, a reconciliation of the statutory U.S. income tax rate to the effective income tax rate, and the principal items of deferred income taxes at the end of 1996 and 1995.

          INCOME TAX PROVISION:

          (in thousands)
                                       1996        1995        1994
          Current. ..............    $ 29,824     $31,470     $43,076
          Deferred ..............     (13,738)      7,837       1,409
          -----------------------------------------------------------
            Total tax provision
             on income before
             extraordinary
             item ...............    $ 16,086     $39,307     $44,485
          ===========================================================

          RECONCILIATION TO EFFECTIVE TAX RATES:

                                        1996        1995        1994
          Provision at statutory
           U.S. tax rate ........       35.0%       35.0%       35.0%
          Effective state income
           tax rate (excluding
           sale of subsidiary) ..        2.6         3.9         4.6
          Effect of sale of
          subsidiary (including
          state tax) ............      (18.2)        0.3         0.3
          Changes in valuation
           allowance ............       (1.4)       (2.0)        0.1
          Other .................       (2.6)       (1.8)        1.7
          ----------------------------------------------------------
            Total effective tax
            rate on income before
            extraordinary item ..       15.4%       35.4%       41.7%
          ==========================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  23
                           Springs Industries, Inc.

--------------------------------------------------------------------------------

Temporary differences which give rise to deferred income taxes and the resulting assets and liabilities are as follows:

           (in thousands)                            1996       1995
           Employee benefit accruals ...........  $ 38,871  $  40,233
           Deferred compensation ...............    28,282     26,420
           Restructuring reserves ..............    11,631      2,035
           Equity investments ..................         -      2,232
           Accounts receivable reserves ........     7,676      4,580
           Environmental accruals ..............     5,041      5,594
           Other items .........................    16,751     15,161
           ----------------------------------------------------------
             Subtotal. .........................   108,252     96,255
           Less valuation allowance ............         -     (3,399)
           ----------------------------------------------------------
             Total deferred tax assets .........   108,252     92,856
           ----------------------------------------------------------

           Property ............................   (76,290)   (82,351)
           Inventories .........................    (7,320)   (11,610)
           Equity investments ..................         -     (9,287)
           Intangibles .........................    (1,331)    (1,665)
           Other items .........................    (5,335)    (1,554)
           ----------------------------------------------------------
             Total deferred tax liabilities ....   (90,276)  (106,467)
           ----------------------------------------------------------
           Net deferred tax asset (liability) ..  $ 17,976  $ (13,611)
           ==========================================================



Income before income taxes includes foreign income of $4,855,000 and $6,932,000 in 1996 and 1995, respectively. Foreign losses for 1994 were $295,000. The provision for income taxes includes state income taxes of $1,482,000 in 1996, $6,513,000 in 1995, and $7,711,000 in 1994. Springs made income tax payments of approximately $32,226,000, $47,691,000, and $32,907,000 in 1996, 1995, and
1994, respectively.


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

Defined contribution plan expenses for 1996, 1995, and 1994 were $22,334,000, $22,538,000, and $24,721,000, respectively. The net assets available for benefits under defined contribution plans had a market value of approximately $601 million as of December 31, 1996.

Defined benefit retirement plan expenses were $3,240,000 in 1996, $2,772,000 in 1995, and $1,703,000 in 1994.

The following assumptions and components were used to develop the net pension expense:

                                                      1996       1995    1994
ASSUMPTIONS:
Discount rate for obligations ...................   $  7.25%      7.00%   7.75%
Assumed rate of compensation increases (1) ......      4.00       4.50       -
Expected long-term rate of return on assets .....      7.50       7.50    7.50

COMPONENTS OF NET PENSION EXPENSE: (IN THOUSANDS)
Service cost ....................................   $ 1,988    $ 1,598  $  824
Interest cost on Projected Benefit Obligations ..     5,413      3,728   1,331
Actual return on assets .........................    (4,909)    (3,737)     80
Net amortization and deferral ...................       748      1,183    (532)
------------------------------------------------------------------------------
Pension expense, net ............................   $ 3,240    $ 2,772  $1,703
==============================================================================


(1) Applicable only to certain plans of businesses acquired during 1995.

24                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Springs Industries, Inc.

--------------------------------------------------------------------------------

The following table sets forth the funding status of Springs' defined benefit pension plans: (in thousands)


                                                          1996                           1995
                                              Assets Exceed   Accumulated  Assets Exceed Accumulated
                                              Accumulated      Benefits    Accumulated    Benefits
                                               Benefits      Exceed Assets  Benefits   Exceed Assets
                                              ------------------------------------------------------
Accumulated Benefit Obligation:
 Vested ..................................    $(29,602)       $(25,462)      $(22,435)    $(45,841)
 Non-vested ..............................        (755)            (52)           (19)      (1,731)
--------------------------------------------------------------------------------------------------
Accumulated Benefit Obligation ...........    $(30,357)       $(25,514)      $(22,454)    $(47,572)
==================================================================================================
Effect of projected future compensation ..      (6,682)         (2,157)        (2,014)      (6,142)
Projected Benefit Obligation .............     (37,039)        (27,671)       (24,468)     (53,714)
Plan assets at fair value ................      42,576           4,704         26,526       31,039
--------------------------------------------------------------------------------------------------
Excess (deficiency) of assets over
 Projected Benefit Obligation ............       5,537         (22,967)         2,058      (22,675)
Unrecognized (gain) loss and effects
 of changes in assumptions ...............      (4,938)          2,107           (402)       1,735
Additional minimum liability .............           -          (2,011)             -       (2,363)
--------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost recognized
 in the balance sheet ....................    $    599        $(22,871)        $1,656     $(23,303)
==================================================================================================


--------------------------------------------------------------------------------
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The Company sponsors a defined benefit postretirement medical plan which covers substantially all salaried and nonsalaried associates. The plan provides medical benefits and is contributory, with retiree contributions adjusted periodically.

Net postretirement medical benefit cost consisted of the following components:
(in thousands)

                                   1996     1995    1994
Service cost -
 benefits earned ...........     $ 1,825   $1,145   $1,374

Interest cost on Accumulated
Postretirement Benefit
 Obligation (APBO)..........       4,304    4,666    4,577

Amortization of
 actuarial gain ............        (247)    (768)    (477)

Amortization of prior
 service cost ..............           8        -        -

Curtailment/settlement
 gain from the sale
of a subsidiary ............      (4,452)       -        -
----------------------------------------------------------
Net postretirement
benefit cost ...............     $ 1,438   $5,043   $5,474
==========================================================

The following table sets forth the status of Springs' obligation under its postretirement medical plan at December 28, 1996, and December 30, 1995: (in thousands)

                                                  1996       1995
            Retirees .........................  $(30,295)  $(46,009)
            Fully eligible active plan
             participants ....................   (10,133)    (4,934)
            Other active plan participants ...   (24,008)   (22,326)
            -------------------------------------------------------
            APBO .............................   (64,436)   (73,269)
            -------------------------------------------------------
            Unrecognized prior service cost ..       132        885
            Unrecognized effects of
             changes resulting from
             experience different
             from that assumed ...............    (9,875)    (7,102)
            -------------------------------------------------------
            Accrued Postretirement
             Benefit Obligation recognized
             in the balance sheet ............  $(74,179)  $(79,486)
            =======================================================



Net unrecognized actuarial gains at December 28, 1996, and December 30, 1995, primarily resulted from lower health care cost inflation than assumed and changes in the discount rate.

For measurement purposes, a 10.6 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997; this 10.6 percent rate is assumed to decrease gradually to 5.5 percent by the year 2006 and remain at that level thereafter. If the health care cost trend rate were increased by one percent, the APBO would increase by 9 percent and the aggregate of the service and interest cost components of net postretirement medical benefit cost would increase by 12 percent. The discount rates used in determining the APBO at December 28, 1996, and December 30, 1995, were 7.25 percent and 7 percent, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  25
                           Springs Industries, Inc.

--------------------------------------------------------------------------------


NOTE 9.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:


The Company has estimated the fair values of financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company would realize in a current market exchange.

The carrying amounts of cash and cash equivalents, accounts receivable, certain other assets, accounts payable, and short-term borrowings are reasonable estimates of their fair value at December 28, 1996, and December 30, 1995. The estimated fair value of long-term debt at December 28, 1996, approximated its carrying value. The estimated fair value of long-term debt at December 30, 1995, was $358 million, compared to a carrying value of $340 million. Fair value was estimated using interest rates that were available to the Company at those dates for issuance of debt with similar terms and remaining maturities. See Note 5 for comments regarding the fair value of interest rate swap agreements.

--------------------------------------------------------------------------------

NOTE 10.  OTHER MATTERS:

TRANSACTIONS WITH RELATED PARTIES: Two members of the Board of Directors, their family and related entities own approximately 99 percent of Springs' Class B common stock. Springs transacts business with certain companies that are controlled by these persons and related entities. In the opinion of Springs' management, the cost of services provided by these companies is not material, and the services have been obtained at competitive prices or rates. Management annually reviews its conclusions with the Audit Committee of the Board of Directors.

CONTINGENCIES: Springs is involved in certain administrative proceedings governed by environmental laws and regulations, including proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act. The potential costs to the Company related to all of these environmental matters are uncertain due to such factors as: the unknown magnitude of possible pollution and cleanup costs; the complexity and evolving nature of governmental laws and regulations and their interpretations; the timing, varying costs and effectiveness of alternative cleanup technologies; the determination of the Company's liability in proportion to other potentially responsible parties; and the extent, if any, to which such costs are recoverable from insurers or other parties.

The Company has accrued an undiscounted liability of approximately $13 million, which represents management's best estimate of Springs' probable liability concerning all known environmental matters. Management believes the $13 million will be paid out over the next 10 years. This accrual has not been reduced by any potential insurance recovery to which the Company may be entitled regarding environmental matters. A significant component of the Company's accrued liability for environmental matters involves a site listed on the United States Environmental Protection Agency's ("EPA") National Priority List where Springs is the sole responsible party. Springs, the EPA and the United States Department of Justice have executed a consent decree related to this site. Soil cleanup was completed in 1993, subject to final approval by the EPA, and the approved EPA groundwater remedy began in 1996.

Springs is also involved in various other legal proceedings and claims incidental to its business. Springs is protecting its interests in all such proceedings.

In the opinion of management, based on the advice of counsel, the likelihood that the resolution of the above matters would have a material adverse impact on either the financial condition or the future results of operations of Springs is remote.

COMMITMENTS: The Company enters into forward delivery contracts and futures contracts for the purchase of certain raw materials, consistent with the size of its business, to reduce the Company's exposure to price volatility. Management assesses these contracts on a continuous basis to determine if contract prices will be recovered through subsequent sales.

26                           MANAGEMENT'S REPORT ON
                              FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The management of the Company is responsible for the preparation of the consolidated financial statements and related financial information included in this annual report. The statements, which include amounts based on management's estimates, have been prepared in conformity with generally accepted accounting principles.

In fulfilling the Company's responsibilities for maintaining the integrity of financial information and for safeguarding assets, Springs relies upon internal control systems designed to provide reasonable assurance that the Company's records properly reflect business transactions and that these transactions are in accordance with management's authorization. There are limitations inherent in all systems of internal accounting controls based on the recognition that the cost of such systems should not exceed the benefits to be derived. Springs believes its systems provide this appropriate balance. An internal audit staff tests, evaluates, and reports on the adequacy and effectiveness of internal control systems and procedures.

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

The Company's independent auditors, Deloitte & Touche LLP, rely on the Company's internal control structure to the extent they deem appropriate and perform tests and other procedures they deem necessary to express an opinion on the fairness of the presentation of the financial statements, which management believes provide an objective assessment of the degree to which management meets its responsibility for fairness of financial reporting.



/s/ James F. Zahrn
----------------------------------------------
James F. Zahrn
Senior Vice President--Chief Financial Officer

--------------------------------------------------------------------------------


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of Springs Industries, Inc.

We have audited the accompanying consolidated balance sheet of Springs Industries, Inc. as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations and retained earnings and of cash flows for each of the three fiscal years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Springs Industries, Inc. at December 28, 1996 and December 30, 1995, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche  LLP
Charlotte, North Carolina
January 27, 1997

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF                    27
                      OPERATIONS AND FINANCIAL CONDITION

--------------------------------------------------------------------------------

A ten-year summary of Selected Financial Data appears on pages 30 through 31. A three-year analysis of industry segment information appears on page 14.

RESULTS OF OPERATIONS


GENERAL

During the three years ended 1996, the Company acquired three home furnishings businesses and sold three businesses in the specialty fabrics segment. Effective May 27, 1995, the Company purchased all of the outstanding stock of Dundee Mills, Incorporated, a leading manufacturer of towels, infant and toddler bedding, knitted infant apparel, and health care products. The purchase price was $119.6 million, $21.2 million of which was paid in cash and the remainder through the issuance of approximately 2.5 million shares of Springs Class A common stock with a fair value as of the acquisition date of $98.4 million. The Company purchased on May 28, 1995, substantially all of the assets of Dawson Home Fashions, Inc., a leading manufacturer of shower curtains and bath fashions accessories. Springs paid $39 million in cash for the business. On July 28, 1995, the Company purchased from Apogee Enterprises, Inc., substantially all of the assets of Nanik Window Coverings Group, a leading manufacturer of wood window blinds and interior shutters. The operating results of Dundee, Dawson and Nanik were included in the Company's consolidated results of operations from the dates of the acquisitions.

On April 17, 1996, the Company sold Clark-Schwebel, Inc., a business in the specialty fabrics segment, for $193 million in cash. A gain of $50.1 million was included in other income for 1996. Through the date of sale Clark-Schwebel, Inc. had 1996 sales of $68.9 million and earnings before interest and taxes of $11.3 million. In 1995, Clark-Schwebel, Inc. contributed about 10 percent of the Company's sales of $2.233 billion and had record earnings representing about 24 percent of Springs' earnings before interest expense and taxes of $143 million. During the five years ended in 1995, Clark-Schwebel, Inc.'s average contribution was 13 percent of Springs' sales and 9 percent of its earnings before interest and taxes. Effective December 29, 1995, the Company sold the assets of its Intek office panel fabrics business and received cash of $13.2 million. On June 24, 1994, the Company sold all of the stock of Clark-Schwebel Distribution Corp., a subsidiary of Clark-Schwebel, Inc. In connection with this sale, the Company received cash of $19.1 million. Gains on these transactions were included in other income.

During the second quarter of 1996, the Company adopted a plan to consolidate and realign its fabric manufacturing operations. In connection with this plan, the Company closed three fabric manufacturing plants, added production in other plants, and increased outside purchases of grey fabric. A pretax charge of $30.4 million was recorded in the second quarter, which included $6.6 million for severance expense arising from the elimination of approximately 850 positions, $16.3 million for write-offs of plant and equipment, and $7.5 million for certain other expenses associated with the plan. Over the next three years, Springs plans to make capital investments of approximately $15.9 million and incur future expenses of approximately $19.5 million for equipment relocation and other realignment expenses which do not qualify as "exit costs."

As of December 28, 1996, the Company has incurred approximately $4.1 million of actual cash expenditures against the restructuring accrual, including $1.1 million of severance expense and $3.0 million for certain other expenses associated with the plan. In addition, the Company has incurred $3.5 million for equipment relocation and other realignment expenses and $1.4 million of capital expenditures related to the plan.

--------------------------------------------------------------------------------
1996 Compared with 1995

SALES

Annual sales in 1996 of $2.243 billion exceeded the previous year's record mark of $2.233 billion by less than one percent. Increased home furnishings sales were partially offset by a reduction in specialty fabrics sales.

Home furnishings sales reached a record $1.831 billion for 1996, up 11 percent over the previous year's sales of $1.642 billion. The increase from 1995 is a result of three acquisitions completed in mid-1995 and internal growth in each of the principal home furnishings businesses.

Sales for the specialty fabrics segment were $412.7 million for 1996, down 30 percent from the prior year. Excluding the sales of Clark-Schwebel, Inc. from both years, specialty fabrics sales rose one percent.


EARNINGS

Net income for 1996 was $84.9 million, or $4.15 per share, and included an after-tax gain on the sale of Clark-Schwebel, Inc. of $50.1 million, or $2.45 per share, as well as a restructuring charge, realignment expenses, and other write-offs, which collectively reduced net income by $29.8 million, or $1.46 per share. Excluding these unusual items, net income for 1996 would have been $64.6 million, or $3.16 per share, compared to $71.6 million, or $3.71 per share, for 1995.

Operating profits of $79.8 million in 1996 were substantially lower than in 1995. Excluding the restructuring and realignment expenses and Clark-Schwebel, Inc.'s results from both years, operating profits would have been $104.0 million in 1996 and $104.6 million in 1995. The home furnishings segment reported operating profits of $52.0 million, substantially below the level achieved in 1995. Excluding the restructuring and realignment expenses recorded in 1996, operating profits for the home furnishings segment would have been $85.3 million, compared to $89.6 million in 1995. Operating earnings of the segment were adversely affected in

28                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                      OPERATIONS AND FINANCIAL CONDITION

--------------------------------------------------------------------------------

the fourth quarter by a highly promotional mix of shipments as well as inefficiencies connected with major systems conversions and with ongoing consolidations of facilities.

The specialty fabrics segment reported a substantial reduction in operating earnings for 1996. Excluding the results of Clark-Schwebel, Inc. from both years, the segment's operating earnings improved moderately over the prior year.

The decrease in the effective income tax rate to 15.4 percent in 1996 compared to 35.4 percent in 1995 is primarily the result of the absence of taxes associated with the gain on sale of a subsidiary. A lower state effective income tax rate also contributed to the reduction. See Note 7 to the Consolidated Financial Statements.

--------------------------------------------------------------------------------
1995 Compared with 1994

SALES

Record annual sales in 1995 of $2.233 billion exceeded the previous year's record mark of $2.069 billion by eight percent. Increased home furnishings sales were partially offset by a decline in specialty fabrics sales volume.

Home furnishings sales improved 12 percent to $1.642 billion as a result of the three acquisitions completed during the year. Without the acquisitions, the full year's sales of home furnishings would have been about equal to the prior year in spite of a weakening of retail demand in November and December of 1995.

Sales for the specialty fabrics segment reached $590.7 million for 1995. This represented a decline of three percent from the prior year. Adjusting for the absence of Clark-Schwebel Distribution Corp., sold in June 1994, the 1995 specialty fabrics sales showed a gain of four percent over 1994 as a result of strong demand for industrial fabrics.


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

The home furnishings segment reported operating income of $89.6 million, which was eight percent below the $97.5 million reported for 1994. The results of the home furnishings segment reflected increased raw material and supply costs as well as a weakening of retail demand in November and December of 1995.

Despite lower sales, the specialty fabrics segment reported operating income of $43.9 million compared to $38.3 million in 1994. The strength of the segment's industrial fabrics businesses more than offset the effect of sluggish markets for finished fabrics for home sewing and apparel.

Other income benefited from higher equity investment income, interest income, and a gain on the sale of the Company's Intek office panel fabrics business.

Lower effective state income tax rates and a reduction in the valuation allowance associated with one of the company's foreign equity investments contributed to a decrease in the effective tax rate to 35.4 percent in 1995 compared to 41.7 percent in 1994.


--------------------------------------------------------------------------------
INFLATION AND CHANGING PRICES

The replacement cost of property, plant and equipment is generally greater than the historical cost shown on the Balance Sheet due to inflation that has occurred since the property was placed in service.

Springs uses the LIFO method of accounting for approximately 84 percent of its inventories. Under this method, the cost of goods sold reported in the Statement of Operations generally reflects current costs.


--------------------------------------------------------------------------------
CAPITAL RESOURCES AND LIQUIDITY

The Company's overall cash needs for 1996 were provided from operations. The Company had short-term and commercial paper borrowings totaling approximately $92 million at December 30, 1995, which were repaid in the second quarter of 1996 using proceeds from the sale of Clark-Schwebel, Inc. In addition, on July 1, 1996, the Company extinguished $68.7 million of senior notes having an effective interest rate of 10 percent. In connection with this debt extinguishment, the Company recorded an extraordinary charge of $3.5 million, net of an income tax benefit of $2.2 million. In August 1996, the Company signed a one-year option agreement for an additional $100 million long-term loan facility, which may be used to refinance existing debt and for general corporate purposes. As of December 28, 1996, no borrowings were outstanding under this term loan agreement. Debt, net of cash, as a percent of total capital was 21.7 percent at December 28, 1996, compared to 35.6 percent at December 30, 1995. Expenditures for property, plant and equipment totaling $75 million were made in 1996.

The Company expects capital expenditures for 1997 to approximate $110 million. Springs believes its 1997 cash needs will be adequately provided from operations and borrowings from commercial paper and committed short-term lines.


--------------------------------------------------------------------------------
OTHER

The Company enters into forward delivery contracts and futures contracts for the purchase of certain raw materials, consistent with the size of its business, to hedge the Company's exposure to price volatility. Management assesses these contracts on a continuous basis to determine if contract prices will be recovered through subsequent sales.

                     QUARTERLY FINANCIAL DATA (UNAUDITED)                     29






(In millions except per share data)
                            --------------------- 1996 ----------------------  --------------- 1995 ----------------------
QUARTER                     1ST       2ND          3RD    4TH            YEAR   1ST     2ND     3RD        4TH      YEAR
Net sales. .............    $583.5    $545.0      $569.2  $545.6     $2,243.3  $483.1  $532.7  $623.8     $593.5  $2,233.1
Gross profit ...........     105.7     105.8       113.6    88.0        413.1    87.1    95.2   111.9      110.3     404.5
Income before
 extraordinary item ....      12.3      43.0        22.6    10.5         88.4     9.9    14.4    21.3       26.0      71.6
Net income .............      12.3      39.5        22.6    10.5         84.9     9.9    14.4    21.3       26.0      71.6
Net income,
 as adjusted (1) .......    $ 12.3    $ 15.9      $ 22.8  $ 13.6     $   64.6  $  9.9  $ 14.4  $ 21.3     $ 26.0  $   71.6
==========================================================================================================================
Per share:
Income before
  extraordinary item ...    $  .60    $ 2.10      $ 1.11  $  .51     $   4.32  $  .55  $  .78  $ 1.08     $ 1.30  $   3.71
Extraordinary loss from
  extinguishment of debt         -       .17           -       -          .17       -       -       -          -         -
--------------------------------------------------------------------------------------------------------------------------
Net Income .............       .60      1.93        1.11     .51         4.15     .55     .78    1.08       1.30      3.71
Net income,
  as adjusted (1) ......    $  .60    $  .78      $ 1.11  $  .67     $   3.16  $  .55  $  .78  $ 1.08     $ 1.30  $   3.71
==========================================================================================================================


(1) Net income for 1996, adjusted to exclude the effects of restructuring and realignment expenses, an after-tax gain on the sale of Clark-Schwebel, Inc., an extraordinary loss, and other write-offs.






DIVIDENDS AND PRICE RANGE OF COMMON STOCK
                      ------------------------- 1996 -------------------------    -------------------- 1995 ------------------------
QUARTER                1ST         2ND           3RD          4TH      YEAR        1ST        2ND      3RD        4TH     YEAR
Per share:
Class A dividends
  declared .......... $.33         $.33         $.33         $.33     $1.32       $.30       $.30      $.33       $.33     $1.26
Class B dividends
  declared ..........  .30          .30          .30          .30      1.20        .27        .27       .30        .30      1.14
====================================================================================================================================
Common stock prices:
  High ..............   47 1/8       50 1/2       50 1/4       48 1/8    50 1/2     40 1/4     40 1/2    44 3/4     44 1/2    44 3/4
  Low ...............   38 3/8       42 3/8       41 3/8       41 5/8    38 3/8     35 1/4     36 3/8    35 3/4     39        35 1/4


[PRICE RANGE OF COMMON STOCK
(by quarter) LINE GRAPH]
Line graph showing the high and low price of the Company's common stock by quarter for 1995 and 1996.


[QUARTERLY INCOME COMPARISON
(per share) (1) BAR GRAPH]
Bar graph showing a quarterly comparison of earnings per share for 1995 and 1996.

(1) Net income for 1996, adjusted to exclude the effects of restructuring and realignment expenses, an after-tax gain on the sale of Clark-Schwebel, Inc. , an extraordinary loss, and other write-offs.

30                         SELECTED FINANCIAL DATA
                           Springs Industries, Inc.




                                                          1996        1995         1994         1993        1992(c)
SUMMARY OF OPERATIONS: (in millions)
 Net sales ..........................................  $2,243.3     $2,233.1     $2,068.9     $2,022.8     $1,975.7
 Income (loss) from continuing operations ...........      88.4(i)      71.6         62.2         47.2         44.5
 Net income (loss) ..................................      84.9(d)      71.6         62.2        (25.3)(h)     44.5
 Class A cash dividends declared. ...................      16.7         14.8         11.8         11.6         11.5
 Class B cash dividends declared ....................       9.0          8.9          8.5          8.5          8.6
------------------------------------------------------------------------------   -----------  -------------------------
PER SHARE OF COMMON STOCK:
 Income (loss) from continuing operations ...........      4.32(i)      3.71         3.50         2.65         2.50
 Net income (loss) ..................................      4.15(d)      3.71         3.50        (1.42)(h)     2.50
 Class A cash dividends declared ....................      1.32         1.26         1.20         1.20         1.20
 Class B cash dividends declared ....................      1.20         1.14         1.08         1.08         1.08
 Shareowners' equity ................................     38.75        36.48        33.20        30.90        33.47
 Class A stock price range:
   High .............................................    50 1/2           44 3/4       41           49           43 7/8
   Low ..............................................    38 3/8           35 1/4       29 1/4       33 1/2       30 1/2
-----------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA:
 Net income (loss) to net sales .....................       3.8%(d)      3.2%         3.0%        (1.3)%(h)     2.3%
 Net income (loss) to average shareowners' equity. ..      11.1%(d)     10.8%        11.2%        (4.7)%(h)     7.7%
 Operating return on assets employed (e) ............       8.8%         9.8%        10.4%         8.8 %        8.7%
 Inventory turnover (f) .............................       4.8          5.3          5.8          5.6          6.0
 Accounts receivable turnover (g) ...................       6.5          6.6          6.5          6.5          6.5
 Net sales divided by average assets ................       1.6          1.5          1.6          1.6          1.6
 Current ratio ......................................       3.1          2.9          2.5          2.3          2.2
 Capital expenditures (in millions) .................  $   75.1     $   75.2     $   92.6     $   88.3     $   80.3
 Depreciation (in millions) .........................  $   80.8     $   84.6     $   79.7     $   78.1     $   77.7
 Approximate number of shareowners ..................     3,000        3,200        3,200        3,200        3,300
 Average number of associates .......................    21,700       22,600       20,300       20,300       20,900
----------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA: (in millions)
 Net working capital ................................  $  537.1       $506.3     $  373.0     $  353.5     $  328.2
 Net property .......................................     534.6        614.0        555.3        549.9        559.3
 Total assets .......................................   1,398.0      1,527.5      1,289.0      1,292.1      1,250.3
 Long-term debt .....................................     177.6        326.9        265.4        293.0        273.6
 Shareowners' equity ................................     780.8        734.5        584.1        543.2        588.1
----------------------------------------------------------------------------------------------------------------------

(a) Net of $70.0 million charge ($43.9 million after tax, or $2.46 per share) for restructuring.

(b) Net of $18.0 million charge ($11.2 million after tax, or $.63 per share) for restructuring.

(c) Fifty-three weeks.

(d) Net of restructuring and realignment expenses of $33.9 million, an after-tax gain of $50.1 million on the sale of Clark-Schwebel, Inc., an extraordinary loss of $3.6 million, and other write-offs. Without these unusual items, net income would have been $64.6 million, or $3.16 per share, and the return on average shareowners' equity would have been 8.5 percent.

(e) Pretax income before interest expense divided by average of month-end total assets used in operations. For 1996, pretax income was net of restructuring and realignment expenses, an after-tax gain on the sale of Clark-Schwebel, Inc., and other write-offs. Without these unusual items, operating return on assets employed would have been 8.3%.

(f) Cost of goods sold divided by average of month-end inventories.

(g) Net sales divided by average of month-end receivables.

(h) Net of a charge of $72.5 million, net of income taxes, or $4.07 per share, for cumulative effect of adoption of SFAS Nos. 106 & 109.

(i) Differs from net income by an extraordinary loss of $3.6 million, or $.17 per share.

                           SELECTED FINANCIAL DATA                            31
                           Springs Industries, Inc.


                                                          1991           1990         1989           1988           1987
SUMMARY OF OPERATIONS: (in millions)
 Net sales ..........................................  $1,890.4       $1,878.0      $1,909.3      $1,824.8       $1,661.1
 Income (loss) from continuing operations ...........      27.1           (6.8)(a)      64.9          52.8(b)        55.7
 Net income (loss) ..................................      27.1           (6.8)(a)      64.9          52.8(b)        55.7
 Class A cash dividends declared. ...................      11.4           11.6          11.5          14.7           14.5
 Class B cash dividends declared ....................       8.7            8.7           8.7           2.8              -
------------------------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
 Income (loss) from continuing operations ...........      1.53          (0.39)(a)      3.64          2.98(b)        3.13
 Net income (loss) ..................................      1.53          (0.39)(a)      3.64          2.98(b)        3.13
 Class A cash dividends declared ....................      1.20           1.20          1.20          1.01           0.82
 Class B cash dividends declared ....................      1.08           1.08          1.08          0.27              -
 Shareowners' equity ................................     32.39          32.05         33.08         30.67          28.64
 Class A stock price range:
   High .............................................        36 1/4         39 1/2        45 1/4        38 3/4         38 1/4
   Low ..............................................        21 1/4         16 7/8        30 1/2        27             20 3/4
------------------------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA:
 Net income (loss) to net sales .....................       1.4%          (0.4)%(a)      3.4%          2.9%(b)        3.4%
 Net income (loss) to average shareowners' equity. ..       4.9%          (1.2)%(a)     11.6%         10.2%(b)       11.5%
 Operating return on assets employed (e) ............       6.6%           1.9 %(a)     11.2%         10.3%(b)       12.3%
 Inventory turnover (f) .............................       6.0            5.6           5.8           6.2            5.8
 Accounts receivable turnover (g) ...................       6.3            6.2           6.4           6.4            6.5
 Net sales divided by average assets ................       1.5            1.6           1.7           1.7            1.6
 Current ratio ......................................       2.2            2.5           2.4           2.7            3.0
 Capital expenditures (in millions) .................    $115.9         $117.8        $108.3         $77.1       $   69.9
 Depreciation (in millions) .........................     $75.2          $72.6         $67.5         $62.1       $   57.8
 Approximate number of shareowners ..................     3,500          3,400         3,500         3,700          3,400
 Average number of associates .......................    21,700         23,200        24,100        23,400         23,100
------------------------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA: (in millions)
 Net working capital ................................    $329.7         $356.5        $354.9        $389.8       $  428.1
 Net property .......................................     572.1          524.2         475.0         424.5          393.1
 Total assets .......................................   1,251.3        1,201.1       1,188.4       1,118.3        1,083.7
 Long-term debt .....................................     287.8          260.4         227.5         238.5          256.8
 Shareowners' equity ................................     568.9          560.9         585.1         541.6          505.0
------------------------------------------------------------------------------------------------------------------------------------



Note: Selected Financial Data includes the following since their respective dates of acquisition: Uniglass, February 1988; Andre Richard, March 1988; Carey-McFall, March 1989; C. S. Brooks, April 1991; C. S. Brooks Canada, August 1992; Griffiths-Kerr, October 1992; Dundee Mills, Incorporated, May 1995; the principal assets of Dawson Home Fashions, Inc., May 1995; and Nanik Window Coverings Group, July 1995. Selected Financial Data also includes the following until their respective dates of disposition: Clark-Schwebel Distribution Corp., June 1994; the Company's Intek office panel fabrics business, December 1995; and Clark-Schwebel, Inc., April 1996.