Form 10-K405, Exhibit 13
period 1998-01-03
SPRINGS INDUSTRIES INC
filed 1998-03-27
CIK 93102

14

                         INDUSTRY SEGMENT INFORMATION(1)
                            Springs Industries, Inc.


SALES PER INDUSTRY SEGMENT (In percent)

[CHART]

Home Furnishings 85%
Specialty Fabrics 15%

PROFIT FROM OPERATIONS PER INDUSTRY SEGMENT(3)
(In percent)

[CHART]

Home Furnishings 96%
Specialty Fabrics 4%

(In millions)
                                             1997 (2)       1996 (4)       1995 (4)
TRADE SALES:
     Home furnishings .................      $1,896.2       $1,808.5       $1,632.5
Specialty fabrics .....................         329.9          412.5          590.7
------------------------------------------------------------------------------------
         TOTAL ........................      $2,226.1       $2,221.0       $2,223.2
====================================================================================

PROFIT FROM OPERATIONS:(3)
     Home furnishings .................      $  110.6       $   52.0       $   89.6
     Specialty fabrics ................           4.5           27.8           43.9
------------------------------------------------------------------------------------
         Total ........................         115.1           79.8          133.5
------------------------------------------------------------------------------------
     Interest expense .................          18.6           22.1           32.0
     Other (income), net ..............          (6.4)         (46.8)          (9.4)
------------------------------------------------------------------------------------
         INCOME BEFORE INCOME TAXES AND
         EXTRAORDINARY ITEM ...........      $  102.9       $  104.5       $  110.9
====================================================================================

IDENTIFIABLE ASSETS AT YEAR END:
     Home furnishings .................      $1,348.3       $1,311.2       $1,263.1
     Specialty fabrics ................         179.0          181.6          394.6
     LIFO reserve .....................        (119.0)        (125.0)        (132.8)
     Cash and cash equivalents ........            .4           30.7            2.6
------------------------------------------------------------------------------------
         TOTAL ........................      $1,408.7       $1,398.5       $1,527.5

CAPITAL EXPENDITURES:
     Home furnishings .................      $   91.3       $   66.3       $   56.8
     Specialty fabrics ................           7.2            8.8           18.4
------------------------------------------------------------------------------------
         TOTAL ........................      $   98.5       $   75.1       $   75.2
====================================================================================

DEPRECIATION AND AMORTIZATION:
     Home furnishings .................      $   75.5       $   76.9       $   77.5
     Specialty fabrics ................           9.1           12.5           21.0
------------------------------------------------------------------------------------
         TOTAL ........................      $   84.6       $   89.4       $   98.5
====================================================================================

(1) This schedule provides consolidated financial information for the Company's two principal business segments, but not financial information for the segments as separate entities. See the notes to the consolidated financial statements for further comments.

(2) Fiscal year 1997 included 53 weeks, whereas fiscal years 1996 and 1995 included 52 weeks.

(3) Profit from operations represents sales less cost of goods sold, selling, general and administrative expenses, and restructuring and realignment expenses. In 1997, profit from operations is net of $11.1 million of realignment expenses, of which $10.2 million was charged to the home furnishings segment and $.9 million to the specialty fabrics segment. Profit from operations for 1996 is net of $33.9 million of restructuring and realignment expenses, of which $33.3 million was charged to the home furnishings segment and $.6 million to the specialty fabrics segment.

(4) Certain prior year amounts have been reclassified to conform with the 1997 presentation, including classification in net sales of certain promotional costs which were previously included in selling, general and administrative expenses.

                             CONSOLIDATED STATEMENT
                       OF OPERATIONS AND RETAINED EARNINGS
                            Springs Industries, Inc.


(In thousands except per share data)
For the Fiscal Years Ended January 3, 1998 (53 weeks), December 28, 1996, and December 30, 1995


                                                          1997              1996              1995
OPERATIONS
NET SALES .......................................      $2,226,075        $2,220,976        $2,223,240
------------------------------------------------------------------------------------------------------
Cost and expenses:
     Cost of goods sold .........................       1,820,131         1,830,249         1,828,542
     Selling, general and administrative expenses         279,692           276,975           261,176
     Restructuring and realignment expenses .....          11,137            33,926                --
     Interest expense ...........................          18,583            22,064            32,035
     Other income, net ..........................          (6,405)          (46,757)           (9,446)
------------------------------------------------------------------------------------------------------
         Total ..................................       2,123,138         2,116,457         2,112,307
------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item         102,937           104,519           110,933
Income tax provision ............................          33,972            16,086            39,307
------------------------------------------------------------------------------------------------------
Income before extraordinary item ................          68,965            88,433            71,626
Extraordinary item:
     Loss on extinguishment of debt, net
        of income tax benefit of $2,176 .........              --             3,552                --
------------------------------------------------------------------------------------------------------
         NET INCOME .............................      $   68,965        $   84,881        $   71,626
======================================================================================================
EARNINGS PER COMMON SHARE--BASIC:
Income before extraordinary item ................      $     3.43        $     4.39        $     3.75
Extraordinary loss ..............................              --             (0.18)               --
------------------------------------------------------------------------------------------------------
         NET INCOME .............................      $     3.43        $     4.21        $     3.75
======================================================================================================
EARNINGS PER COMMON SHARE--DILUTED:
Income before extraordinary item ................      $     3.34        $     4.29        $     3.69
Extraordinary loss ..............................              --             (0.17)               --
------------------------------------------------------------------------------------------------------
         NET INCOME .............................      $     3.34        $     4.12        $     3.69
======================================================================================================
                                                             1997              1996              1995
RETAINED EARNINGS
RETAINED EARNINGS
AT BEGINNING OF YEAR ............................      $  675,533        $  616,347        $  568,403
Net income ......................................          68,965            84,881            71,626
Repurchase of Class A common stock ..............         (17,485)               --                --
Class A cash dividends declared .................         (16,875)          (16,650)          (14,840)
Class B cash dividends declared .................          (8,784)           (9,045)           (8,842)
------------------------------------------------------------------------------------------------------
         RETAINED EARNINGS AT END OF YEAR .......      $  701,354        $  675,533        $  616,347
======================================================================================================

See Notes to Consolidated Financial Statements.

16

                           CONSOLIDATED BALANCE SHEET
                            Springs Industries, Inc.


(In thousands except share data)
January 3, 1998, and December 28, 1996

                                                                                     1997                1996
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents ............................................      $       373       $    30,719
     Accounts receivable, net .............................................          317,702           350,830
     Inventories, net .....................................................          420,295           370,896
     Other ................................................................           48,309            37,331
---------------------------------------------------------------------------------------------------------------
         Total current assets .............................................          786,679           789,776
---------------------------------------------------------------------------------------------------------------

PROPERTY (AT COST):
     Land and improvements ................................................           18,881            18,559
     Buildings ............................................................          245,241           238,861
     Machinery and equipment ..............................................        1,076,032         1,062,980
---------------------------------------------------------------------------------------------------------------
         Total ............................................................        1,340,154         1,320,400
     Accumulated depreciation .............................................         (799,623)         (785,836)
---------------------------------------------------------------------------------------------------------------
         Property, net ....................................................          540,531           534,564
---------------------------------------------------------------------------------------------------------------
OTHER ASSETS ..............................................................           81,533            74,207
---------------------------------------------------------------------------------------------------------------
         TOTAL ............................................................      $ 1,408,743       $ 1,398,547
===============================================================================================================

LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES:
     Short-term borrowings ................................................      $     7,450       $        --
     Current maturities of long-term debt .................................           14,452             6,921
     Accounts payable .....................................................           92,135           103,841
     Accrued wages and salaries ...........................................            8,610            21,827
     Accrued incentive pay and benefit plans ..............................           30,510            31,471
     Other accrued liabilities ............................................           86,936            88,313
---------------------------------------------------------------------------------------------------------------
         Total current liabilities ........................................          240,093           252,373
---------------------------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
     Long-term debt .......................................................          164,287           177,640
     Accrued benefits and deferred compensation ...........................          173,681           161,242
     Other ................................................................           26,084            26,513
---------------------------------------------------------------------------------------------------------------
         Total noncurrent liabilities .....................................          364,052           365,395
---------------------------------------------------------------------------------------------------------------
SHAREOWNERS' EQUITY:
     Class A common stock- $.25 par value (12,601,757 and 12,746,374 shares
        issued in 1997 and 1996, respectively) ............................            3,150             3,187
     Class B common stock- $.25 par value (7,270,921 and 7,508,579 shares
        issued and outstanding in 1997 and 1996, respectively) ............            1,818             1,877
     Additional paid-in capital ...........................................          108,684           110,352
     Retained earnings ....................................................          701,354           675,533
     Cost of Class A shares in treasury (101,091 and 106,739 shares
        in 1997 and 1996, respectively) ...................................           (2,276)           (2,378)
     Currency translation adjustment and other ............................           (8,132)           (7,792)
---------------------------------------------------------------------------------------------------------------
         Total shareowners' equity ........................................          804,598           780,779
---------------------------------------------------------------------------------------------------------------
         TOTAL ............................................................      $ 1,408,743       $ 1,398,547
===============================================================================================================

See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            Springs Industries, Inc.


(In thousands)
For the Fiscal Years Ended January 3, 1998 (53 weeks), December 28, 1996, and December 30, 1995

                                                                             1997            1996            1995
OPERATING ACTIVITIES:
     Net income ....................................................      $  68,965       $  84,881       $  71,626
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation and amortization .............................         84,565          89,422          98,514
         Gain on sales of businesses and other investments .........         (6,587)        (50,127)         (4,296)
         Deferred income taxes .....................................          7,596         (13,738)          7,837
         Provision for restructuring ...............................          1,800          30,375              --
         Loss on disposal of property, plant, and equipment ........            540           6,179           1,012
         Extraordinary loss on extinguishment of debt ..............             --           5,728              --
         Changes in operating assets and liabilities, net of effects of business acquisitions and sales of businesses:
             Accounts receivable ...................................         30,302         (30,367)         18,925
             Inventories ...........................................        (49,399)        (17,840)        (24,765)
             Accounts payable and other accrued liabilities ........        (21,184)         20,966         (16,459)
             Accrued restructuring costs ...........................         (7,115)         (4,137)             --
             Other, net ............................................            204          (4,967)        (14,906)
--------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities .................        109,687         116,375         137,488
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
     Purchases of property, plant and equipment ....................        (98,478)        (75,131)        (75,175)
     Business acquisitions, net of stock issued
         and cash acquired .........................................         (6,429)         (1,900)        (74,678)
     Notes receivable ..............................................        (14,000)             --              --
     Principal collected on notes receivable .......................          3,447              20              20
     Proceeds from sales of businesses and other assets ............          3,391         195,371          14,183
     Purchase of investment ........................................             --              --          (7,879)
     Proceeds from sale of investment ..............................         14,466              --              --
--------------------------------------------------------------------------------------------------------------------
         Net cash provided (used) by investing activities ..........        (97,603)        118,360        (143,529)
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
     Proceeds (repayments) from short-term borrowings, net .........          7,450         (21,900)         10,800
     Proceeds from long-term borrowings ............................          1,587           2,834          99,719
     Repayments of long-term debt ..................................         (7,409)       (161,861)        (80,332)
     Repurchase of Class A shares ..................................        (18,325)             --              --
     Cash dividends paid ...........................................        (25,733)        (25,695)        (22,309)
--------------------------------------------------------------------------------------------------------------------
         Net cash provided (used) by financing activities ..........        (42,430)       (206,622)          7,878
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...................        (30,346)         28,113           1,837
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR .....................         30,719           2,606             769
--------------------------------------------------------------------------------------------------------------------
         CASH AND CASH EQUIVALENTS AT END OF YEAR ..................      $     373       $  30,719       $   2,606
====================================================================================================================

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

ACCOUNTS RECEIVABLE: The Company performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. The reserve for doubtful accounts to provide for expected credit losses was $14.0 million in 1997 and $7.7 million in 1996.

INVENTORIES: Inventories are summarized as follows:

(in thousands)

                                              1997            1996
Standard cost (which approximates
  average cost) or average cost:
    Finished goods ..................      $ 280,316       $ 242,650
    In process ......................        199,600         185,307
    Raw materials and supplies ......         59,381          67,925
---------------------------------------------------------------------
                                             539,297         495,882
Less LIFO reserve ...................       (119,002)       (124,986)
---------------------------------------------------------------------
      Total .........................      $ 420,295       $ 370,896
=====================================================================

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (LIFO) for approximately 84 percent of inventories and the average cost method for all other inventories. Average cost approximates current cost.

At the end of 1997, certain LIFO inventories within the Company were merged into the same pool, increasing net income by $1.5 million, or $0.07 per basic share. In 1996, certain inventory quantities were reduced resulting in a liquidation of LIFO inventory quantities carried at higher costs prevailing in 1995. The effect of the 1996 reduction was to reduce net income for 1996 by approximately $1.3 million, or $.06 per basic share.

PROPERTY: Depreciation is computed for financial reporting purposes on a straight-line basis over the estimated useful lives of the related assets, ranging from 10 to 20 years for land improvements, 20 to 40 years for buildings, and 3 to 11 years for machinery and equipment. Certain of the Company's fixed assets are leased through Industrial Revenue Bond financings and similar arrangements.

STOCK-BASED COMPENSATION: The Company measures stock-based compensation using the intrinsic value method, in accordance with Accounting Principles Board (APB) Opinion No. 25.

PURCHASE COMMITMENTS: Periodically the Company enters into forward delivery contracts and futures contracts for the purchase of certain raw materials, consistent with the size of its business, to reduce the Company's exposure to price volatility. Gains and losses on futures contracts, which were not material at January 3, 1998 and December 28, 1996, are deferred and subsequently recognized in income as cost of goods sold in the same period as the hedged item. The Company does not hold or issue derivative instruments for trading purposes.

INCOME TAXES: The provision for income taxes includes federal, state, and foreign taxes currently payable and deferred taxes. Deferred taxes were determined using the liability method, which considers future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities and gives immediate effect to changes in income tax laws upon enactment.

EARNINGS PER SHARE: In February of 1997, the Financial Accounting Standards Board (the "FASB") issued Statement No. 128, "Earnings per Share," which was required to be adopted for both interim and year-end financial statement periods ending after December 15, 1997. The Company adopted this new method of computing earnings per share and restated earnings per share for all prior periods. The following is a reconciliation between basic and diluted earnings per share:

(in thousands except per share amounts)

                                      Net                   Per-Share
                                     Income      Shares      Amount
---------------------------------------------------------------------
For the year ended
January 3, 1998

Earnings per common
   share--basic ..............      $68,965      20,122      $3.43
Stock-based compensation
   awards ....................           --         546       (.09)
---------------------------------------------------------------------
Earnings per common
   share--diluted ............      $68,965      20,668      $3.34
---------------------------------------------------------------------
For the year ended
December 28, 1996

Earnings per common
   share--basic ..............      $84,881      20,146      $4.21
Stock-based compensation
   awards ....................           --         458       (.09)
---------------------------------------------------------------------
Earnings per common
   share--diluted ............      $84,881      20,604      $4.12
---------------------------------------------------------------------
For the year ended
December 30, 1995

Earnings per common
   share--basic ..............      $71,626      19,083      $3.75
Stock-based compensation
   awards ....................           --         340       (.06)
---------------------------------------------------------------------
Earnings per common
   share--diluted ............      $71,626      19,423      $3.69
---------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Springs Industries, Inc.


RECLASSIFICATION: Certain prior year amounts have been reclassified to conform with the 1997 presentation, including classification in net sales of certain promotional costs which were previously included in selling, general and administrative expenses.

OTHER: In 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements, which are effective for periods beginning after December 15, 1997, expand or modify disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations, or cash flows.

--------------------------------------------------------------------------------

NOTE 2.  INDUSTRY SEGMENT INFORMATION:

Springs operates in two industry segments: home furnishings and specialty fabrics. The Company's principal markets and operations are in North America. The home furnishings segment manufactures, purchases for resale, and markets home furnishing products, including sheets, pillowcases, bedspreads, comforters, infant and toddler bedding, curtains, shower curtains, accent and bath rugs, towels, other bath fashion accessories, baby and healthcare products, juvenile novelties, drapery hardware and decorative window furnishings to all major channels of retail distribution and to institutional customers. The specialty fabrics segment manufactures, finishes, purchases for resale, and markets woven and non-woven fabrics, including apparel fabrics, home-sewing fabrics, industrial fabrics, specialty and high performance fabrics, and protective and fire retardant fabrics to manufacturers for use in a variety of end products. Summarized segment information appears on page 14 and is an integral part of the consolidated financial statements. Sales for 1997, 1996, and 1995 include sales of $314.3 million, $306.2 million, and $266.9 million, respectively, to one customer. The home furnishings segment had sales of $258.3 million, $248.4 million, and $210.2 million for 1997, 1996, and 1995, respectively, to this customer. Sales to this customer of $56.0 million, $57.8 million, and $56.7 million for 1997, 1996, and 1995, respectively, were generated in the specialty fabrics segment. Accounts receivable at January 3, 1998, and December 28, 1996, included receivables from this customer totaling $40.1 million and $41.4 million, respectively.

--------------------------------------------------------------------------------

NOTE 3.  ACQUISITIONS AND DIVESTITURES:

On April 17, 1996, the Company sold Clark-Schwebel, Inc., for $193 million in cash. A gain of $50.1 million was included in other income for 1996. Through the date of the divestiture, Clark-Schwebel, Inc., had 1996 sales of $68.9 million and earnings before interest and taxes of $11.3 million. In 1995, Clark-Schwebel, Inc., contributed about 10 percent of the Company's sales of $2.223 billion and had record earnings representing about 24 percent of Springs' earnings before interest expense and taxes of $143 million. During the five years ended in 1995, Clark-Schwebel, Inc.'s average contribution was 13 percent of Springs' sales and 9 percent of its earnings before interest and taxes.

During 1995, the Company acquired three businesses in the home furnishings segment. Effective May 27, 1995, the Company purchased all of the outstanding stock of Dundee Mills, Incorporated, a leading manufacturer of towels, infant and toddler bedding, knitted infant apparel, and healthcare products. The purchase price was $119.6 million, $21.2 million of which was paid in cash and the remainder through the issuance of approximately 2.5 million shares of Springs Class A common stock with a fair value as of the acquisition date of $98.4 million. Effective May 28, 1995, the Company purchased substantially all of the assets of Dawson Home Fashions, Inc., a leading manufacturer of shower curtains and bath fashions accessories. Springs paid $39 million in cash for the business. On July 28, 1995, the Company purchased from Apogee Enterprises, Inc., substantially all of the assets of its Nanik Window Coverings Group, a leading manufacturer of wood window blinds and interior shutters.

The acquisitions were accounted for as purchases, with the costs allocated on the basis of the fair values of the assets acquired and liabilities assumed. Liabilities assumed in connection with these acquisitions totaled $66.3 million, including $33.9 million of long-term debt. The operating results of Dundee, Dawson and Nanik were included in the Company's consolidated results of operations from their respective dates of acquisition.

The following summary of unaudited pro forma results of operations presents information as if the acquisitions had occurred at the beginning of 1995 . The pro forma earnings per share calculation treats the Springs Class A common shares issued in the Dundee acquisition as having been outstanding during all of 1995. The pro forma information is not indicative of results which would have occurred or which may occur in the future: (in thousands, except per share amounts)

                                             Year Ended
                                           Dec. 30, 1995
                                           -------------
Net sales ............................      $2,377,453
Net income ...........................          69,574
Earnings per common share--basic .....            3.65
========================================================

On December 29, 1995, the Company sold the assets of its Intek office panel fabrics business. In connection with this sale, the Company received cash of $13.2 million. The gain on this transaction was included in other income.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Springs Industries, Inc.


NOTE 4.  RESTRUCTURING AND REALIGNMENT EXPENSES:

During the second quarter of 1996, the Company adopted a plan to consolidate and realign its fabric manufacturing operations. In connection with this plan, the Company closed three fabric manufacturing plants, added production in other plants, and increased outside purchases of grey fabric. A pretax charge of $30.4 million was recorded in the second quarter of 1996, which included $6.6 million for severance expense arising from the elimination of approximately 850 positions, $16.3 million for write-offs of plant and equipment, and $7.5 million for certain other expenses associated with the plan.

Through January 3, 1998, the Company has recorded cash expenditures of approximately $4.1 million against the severance accrual and $5.2 million against the accrual for certain other expenses associated with the plan. The severance accrual was also reduced by $0.2 million in 1997. A decrease of $2.0 million, due to a lower-than-expected average cost per associate, was offset substantially by an increase of $1.8 million arising from the elimination of approximately 320 positions at other manufacturing facilities. In addition, through January 3, 1998, the Company has incurred expenses of $14.9 million, including $11.3 million during 1997, for equipment relocation and other realignment expenses related to the plan.

--------------------------------------------------------------------------------

NOTE 5.  LONG-TERM DEBT:

Long-term debt consists of: (in thousands)

                                                                             1997            1996
Senior notes payable in annual installments of $5,000 in years 1998
   through 2006, interest rate at 9.6% .............................      $  45,000       $  50,000
Notes payable in quarterly installments of $2,857 from August
   1998 through May 2005, interest payable at variable rates
   (6.2% at 1/3/98) ................................................         80,000          80,000
Notes payable in quarterly installments of $714 from December
   1998 through September 2005, interest payable at variable rates
   (6.3% at 1/3/98) ................................................         20,000          20,000
Industrial Revenue Bond Obligations, payable in varying annual
   amounts to 2019, interest at rates ranging from 3.0% to 8.3% ....         31,115          31,456
Other ..............................................................          2,624           3,105
----------------------------------------------------------------------------------------------------
   Total ...........................................................        178,739         184,561
Current maturities .................................................        (14,452)         (6,921)
----------------------------------------------------------------------------------------------------
   LONG-TERM DEBT ..................................................      $ 164,287       $ 177,640
====================================================================================================


Periodically, the Company finances its operations through the issuance of commercial paper. The Company's access to the commercial paper market is facilitated by a committed $225 million long-term revolving credit agreement provided by several banks. This revolving credit agreement will expire on December 16, 2002. The Company pays an annual commitment fee on the unused portion of these agreements. As of January 3, 1998, no borrowings were outstanding under this agreement.

In August 1997, the Company renewed for one year its $100 million long-term loan facility, dated August 12, 1996, which may be used to refinance debt and for general corporate purposes. This long-term facility was increased to $125 million in December, 1997. As of January 3, 1998, no borrowings were outstanding under this agreement.

Certain long-term debt agreements contain requirements concerning, among other things, the maintenance of working capital and tangible net worth, limitations on the incurrence of indebtedness, and restrictions on the payment of dividends and/or redemption of stock. At January 3, 1998, under the most restrictive of such requirements, retained earnings of approximately $186 million were available for dividends and/or the redemption of stock.

The Company recorded in 1996 an extraordinary charge of $3.6 million, net of an income tax benefit of $2.2 million, incurred as a result of the early extinguishment of $68.7 million of senior notes payable. The notes were due in varying amounts through 2003 and had an effective interest rate of 10 percent.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Springs Industries, Inc.


Scheduled annual maturities of long-term debt are : 1998--$14,452,000; 1999--$21,300,000; 2000--$20,610,000; 2001--$20,214,000; 2002--$20,212,000 and
varying amounts thereafter through 2019. Total interest payments in 1997, 1996, and 1995 were $17,808,000, $23,973,000, and $31,357,000, respectively.

The Company has entered into interest rate swap agreements to reduce the potential impact of increases in interest rates on floating-rate long-term debt. The interest rate swap agreements were designed to fix the interest rate on $100 million of variable rate debt at 6.7 percent. The Company is exposed to credit loss in the event of nonperformance by the counterparty to the interest rate swap agreements; however, the Company believes its counterparty will perform. At January 3, 1998, and December 28, 1996, the notional amount of swap agreements totaled $100 million and $105 million, respectively.

--------------------------------------------------------------------------------

NOTE 6.  SHAREOWNERS' EQUITY:

Changes in shareowners' equity, exclusive of retained earnings, are: (in thousands)

                                          Class A              Class B                               Class A
                                    Common Stock Issued   Common Stock Issued                Stock Held in Treasury   Currency
                                    -------------------   -------------------     Additional ----------------------  Translation
                                      Number      Par        Number      Par       Paid-In      Number                Adjustment
                                    Of Shares    Value     Of Shares    Value      Capital     Of Shares    Cost      And Other
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994 ...      9,884     $ 2,471      7,830     $ 1,958     $  11,413      120     $ 2,602     $  2,448
Exchange of Class B common stock
   for Class A common stock ....        225          57       (225)        (57)           --       --          --           --
Shares awarded under various
   employee plans ..............         20           5         --          --           691       (9)       (153)          --
Shares issued in acquisition of
   Dundee Mills, Incorporated ..      2,514         628         --          --        97,736       --          --           --
Currency translation adjustment          --          --         --          --            --       --          --        4,801
Other ..........................         --          --         --          --            --       --          --       (1,527)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 30, 1995 ...     12,643     $ 3,161      7,605     $ 1,901     $ 109,840      111     $ 2,449     $  5,722
Exchange of Class B common stock
   for Class A common stock ....         96          24        (96)        (24)           --       --          --           --
Shares awarded under various
  employee plans ...............          7           2         --          --           512       (4)        (71)          --
Effect of Clark-Schwebel, Inc.
  disposition ..................         --          --         --          --            --       --          --      (10,938)
Currency translation adjustment          --          --         --          --            --       --          --       (2,310)
Other ..........................         --          --         --          --            --       --          --         (266)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1996 ...     12,746     $ 3,187      7,509     $ 1,877     $ 110,352      107     $ 2,378     $ (7,792)
Exchange of Class B common stock
   for Class A common stock ....        238          59       (238)        (59)           --       --          --           --
Shares awarded under various
   employee plans ..............          8           2         --          --           465       (6)       (102)          --
Shares reacquired by the Company       (390)        (98)        --          --        (2,133)      --          --           --
Currency translation adjustment          --          --         --          --            --       --          --       (1,078)
Other ..........................         --          --         --          --            --       --          --          738
   BALANCE AT JANUARY 3, 1998 ..     12,602     $ 3,150      7,271     $ 1,818     $ 108,684      101     $ 2,276     $ (8,132)
================================================================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Springs Industries, Inc.


As of January 3, 1998, Springs had authorized 1,000,000 shares of $1.00 par value, voting preferred stock, none of which was outstanding. Authorized common stock consisted of 40,000,000 shares of $.25 par value Class A stock and 20,000,000 shares of $.25 par value Class B stock. Subject to certain exceptions, holders of Class B stock are entitled to four votes per share on matters brought before shareowners of the Company, while holders of Class A stock are entitled to one vote per share. See note 10 for description of related parties. Cash dividends per share declared on Class A stock must equal at least 110 percent of cash dividends declared per share on Class B stock.

In October of 1997, the Company's Board of Directors approved the purchase of up to 2 million shares of the Company's Class A common stock. Management was authorized to begin buying the shares in the open market and in private transactions. The Company repurchased 390,200 shares in 1997 at an average cost of $50.53 per share.

The Company has an incentive stock plan ("the Plan") which was approved by the shareowners in 1991. Prior to that time, the Company maintained a deferred unit stock plan which expired in 1991 except for the shares and grants thereunder. Primary stock equivalents and incremental stock equivalents, which are similar to deferred stock and stock appreciation rights, respectively, were issued under the deferred unit stock plan and are still outstanding. In addition, the shareowners in 1991 approved a restricted stock plan for outside directors under which an annual grant of restricted stock is made to outside directors.

The Plan is designed to achieve the objectives of the long-term component of the Company's executive compensation program. The Plan provides for various stock-based Class A common stock awards, including stock options, restricted stock, performance units, and stock appreciation rights. Under the Plan, nonqualified stock options, deferred stock, and performance unit awards have been granted.

The exercise price of all options granted to date represents the fair market value of the shares on the date of the grant. Options which have been granted generally become exercisable on the third anniversary of the grant date or ratably over a two-to-four year period thereafter. No portion of the grant may be exercised beyond ten years from the date of the grant.

A summary of the Company's stock options as of January 3, 1998, December 28, 1996, and December 30, 1995, and changes during the years ended on those dates is presented below:


                                                    1997                   1996                   1995
                                           ----------------------  --------------------    ---------------------
                                                        Weighted-              Weighted-               Weighted-
                                                         Average                Average                 Average
                                                        Exercise               Exercise                Exercise
(Shares in thousands)                        Shares      Price      Shares      Price      Shares       Price
----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year .....       882,500     $38.26     926,000     $37.99     372,000     $31.88
Granted ..............................       250,000      44.00      15,000      47.25     608,000      41.21
Forfeited ............................        (5,000)     39.13     (58,500)     36.41     (40,000)     33.07
Exercised ............................            --         --          --         --     (14,000)     29.00
----------------------------------------------------------------------------------------------------------------
Outstanding at end of year ...........     1,127,500     $39.53     882,500     $38.26     926,000     $37.99
================================================================================================================
Options exercisable at year end ......       225,809     $32.09     141,333     $30.52      94,000     $29.00
----------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

The following table summarizes information about the stock options outstanding at January 3, 1998:

                                                                    Shares Exercisable
                                                                  -----------------------
     Range         Options       Weighted-Avg.    Weighted-                     Weighted-
       of        Outstanding       Remaining       Average                       Average
    Exercise         at           Contractual     Exercise          at          Exercise
     Prices        1/3/98            Life           Price         1/3/98          Price
-----------------------------------------------------------------------------------------
 $29.00             215,000        3.9 years       $29.00         172,000         $29.00
  34.33              42,500        6.3 years        34.33          14,167          34.33
  39.13-41.88       568,000        7.6 years        41.28          15,000          41.88
  44.00             250,000        9.1 years        44.00              --             --
  46.38-47.25        52,000        6.2 years        46.63          24,642          46.38
                  ---------                                       -------
                  1,127,500                                       225,809
=========================================================================================

The options granted during 1997, 1996, and 1995 had a weighted-average fair value of $14.22, $17.79, and $13.56, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

                               1997      1996        1995
Expected option
   lives ................    8 years   10 years    8 years
Risk-free
   interest rate ........       6.4%       6.9%       6.4%
Expected volatility .....      28.8%      30.0%      30.7%
Expected
  dividend rate .........    $ 1.32     $ 1.32     $ 1.32

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Springs Industries, Inc.


The Company has awarded deferred stock awards and performance unit awards during the three years ended in 1997, 1996, and 1995. Such awards totaled 70,781 units in 1997, 117,483 units in 1996, and 69,636 units in 1995, at weighted-average grant-date fair values of $44.50, $44.71 and $37.51, respectively. Compensation cost charged against income for such awards totaled approximately $2,718,000, $1,107,000 and $968,000 for the years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively.

The Company measures stock-based compensation using the intrinsic value method, in accordance with APB Opinion No. 25. Had compensation cost for the Company's stock-based compensation awards been determined at the grant dates based on the fair value method described in FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income would have been $66.9 million, or $3.33 per basic share, for 1997, $83.5 million, or $4.14 per basic share, for 1996, and $71.2 million, or $3.73 per basic share, for 1995.

--------------------------------------------------------------------------------

NOTE 7.  INCOME TAXES:

The following tables present the components of the provision for income taxes and reconciliation of the statutory U.S. income tax rate to the effective income tax rate during 1997, 1996, and 1995.

INCOME TAX PROVISION:
(in thousands)

                                1997        1996        1995
Current ..................    $26,376    $ 29,824     $31,470
Deferred .................      7,596     (13,738)      7,837
--------------------------------------------------------------
  Total tax provision
    on income before
    extraordinary
    item .................    $33,972    $ 16,086     $39,307
==============================================================


RECONCILIATION TO EFFECTIVE TAX RATES:

                                      1997          1996          1995
Provision at statutory
  U.S. tax rate ..............        35.0%         35.0%         35.0%
Effective state income
  tax rate (excluding
  sale of subsidiary) ........         2.1           2.6           3.9
Effect of sale of
subsidiary (including
state tax) ...................        (1.2)        (18.2)          0.3
Changes in valuation
  allowance ..................          --          (1.4)         (2.0)
Other ........................        (2.9)         (2.6)         (1.8)
-------------------------------------------------------------------------
    Total effective tax
    rate on income before
    extraordinary item .......        33.0%         15.4%         35.4%
=========================================================================


Income before income taxes includes foreign income of $2,558,000, $4,855,000 and $6,932,000 in 1997, 1996, and 1995, respectively. The provision for income taxes includes state income taxes of $3,326,000 in 1997, $1,482,000 in 1996, and $6,513,000 in 1995. Springs made income tax payments of approximately $27,009,000, $32,226,000, and $47,691,000 in 1997, 1996, and 1995, respectively.

Temporary differences which give rise to deferred income taxes and the resulting assets and liabilities are as follows:

(in thousands)                                 1997            1996
Employee benefit accruals ............      $  38,704       $  38,871
Deferred compensation ................         31,637          28,282
Restructuring reserves ...............          8,935          11,631
Accounts receivable reserves .........          8,242           7,676
Environmental accruals ...............          3,938           5,041
Other items ..........................         13,840          16,751
----------------------------------------------------------------------
   Total deferred tax assets .........        105,296         108,252
----------------------------------------------------------------------

Property .............................        (86,602)        (76,290)
Inventories ..........................         (6,167)         (7,320)
Intangibles ..........................           (910)         (1,331)
Other items ..........................         (1,237)         (5,335)
----------------------------------------------------------------------
   Total deferred tax liabilities ....        (94,916)        (90,276)
----------------------------------------------------------------------
Net deferred tax asset ...............      $  10,380       $  17,976
======================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Springs Industries, Inc.


NOTE 8.  EMPLOYEES' BENEFIT PLANS:

EMPLOYEES' PROFIT SHARING AND RETIREMENT PLANS

Substantially all associates of Springs are covered by defined contribution plans or defined benefit plans. The Company makes contributions to defined contribution plans, and these contributions are computed as a percentage of each participant's eligible compensation. In addition, in the event that eligible participants contribute a percentage of their compensation to defined contribution plans, the Company matches a portion of their contributions. Company contributions to defined benefit plans are made in accordance with the Employee Retirement Income Security Act, and benefits are generally based upon years of service. Assets in defined benefit plans are invested in diversified equity securities, fixed income securities (including United States government obligations), real estate and money market securities.

Defined contribution plan expenses for 1997, 1996, and 1995 were $21.6 million, $22.4 million, and $21.8 million, respectively. The net assets available for benefits under defined contribution plans had a market value of approximately $685 million as of December 31, 1997.


The following assumptions and components were used to develop the net pension expense for defined benefit plans:

                                                                1997           1996           1995
ASSUMPTIONS:
Discount rate for obligations .........................         6.75%          7.25%          7.00%
Assumed rate of compensation increases ................         4.00-4.50      4.00           4.50
Expected long-term rate of return on assets ...........         8.50           7.50           7.50
COMPONENTS OF NET PENSION EXPENSE: (in thousands)
Service cost ..........................................      $ 2,058        $ 1,988        $ 1,598
Interest cost on Projected Benefit Obligations ........        5,044          5,413          3,728
Actual return on assets ...............................       (4,598)        (4,909)        (3,737)
Net amortization and deferral .........................        1,273            748          1,183
---------------------------------------------------------------------------------------------------
Pension expense, net ..................................      $ 3,777        $ 3,240        $ 2,772
===================================================================================================

The following table sets forth the funding status of Springs' defined benefit pension plans: (in thousands)

                                                              1997                           1996
                                                 Assets Exceed    Accumulated   Assets Exceed    Accumulated
                                                  Accumulated       Benefits     Accumulated       Benefits
                                                   Benefits      Exceed Assets     Benefits     Exceed Assets
Accumulated Benefit Obligation:
   Vested ...................................      $(35,519)      $(27,852)        $(29,982)      $(25,082)
   Non-vested ...............................          (770)           (91)            (773)           (34)
-------------------------------------------------------------------------------------------------------------
Accumulated Benefit Obligation ..............       (36,289)       (27,943)         (30,755)       (25,116)
Effect of projected future compensation .....          (238)        (1,376)          (6,888)        (1,951)
-------------------------------------------------------------------------------------------------------------
Projected Benefit Obligation ................       (36,527)       (29,319)         (37,643)       (27,067)
Plan assets at fair value ...................        49,396          4,824           43,045          4,236
-------------------------------------------------------------------------------------------------------------
Excess (deficiency) of assets over
   Projected Benefit Obligation .............        12,869        (24,495)           5,402        (22,831)
Unrecognized effects of changes
   resulting from experience
   different from that assumed ..............        (4,564)         3,024           (4,892)         1,890
Unrecognized prior service cost .............        (7,209)          (109)              --            171
Additional minimum liability ................            --         (3,088)              --         (2,011)
-------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost recognized
   in the balance sheet .....................      $  1,096       $(24,668)        $    510       $(22,781)
=============================================================================================================

Effective January 1, 1998, the Company amended the method of determining the benefits for one of its defined benefit plans. The plan amendment resulted in unrecognized negative prior service cost of $7.2 million at the end of 1997.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Springs Industries, Inc.


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors a postretirement medical plan which covers substantially all salaried and nonsalaried associates. The plan provides medical benefits and is contributory, with retiree contributions adjusted periodically.

Net postretirement medical benefit cost consisted of the following components:
(in thousands)

                                    1997          1996          1995
Service cost ...............      $ 1,769       $ 1,825       $ 1,145
Interest cost on Accumulated
Postretirement Benefit
  Obligation (APBO) ........        4,401         4,304         4,666
Net amortization
  and deferral .............         (342)         (239)         (768)
----------------------------------------------------------------------
Net postretirement
benefit cost ...............      $ 5,828       $ 5,890       $ 5,043
======================================================================

The following table sets forth the status of Springs' obligation under its postretirement medical plan at January 3, 1998 and December 28, 1996: (in thousands)

                                               1997           1996
Retirees .............................      $(25,989)      $(30,295)
Fully eligible active plan
  participants .......................       (10,626)       (10,133)
Other active plan participants .......       (30,232)       (24,008)
--------------------------------------------------------------------
APBO .................................       (66,847)       (64,436)
Unrecognized prior service cost ......        (2,586)           132
Unrecognized
actuarial gains, net .................        (5,200)        (9,875)
--------------------------------------------------------------------
Accrued Postretirement
  Benefit Obligation recognized
  in the balance sheet ...............      $(74,633)      $(74,179)
====================================================================

Net unrecognized actuarial gains at January 3, 1998, and December 28, 1996, primarily resulted from lower healthcare cost inflation than assumed and changes in the discount rate.

For measurement purposes, a 9.0 percent annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 1997 (6.2 percent for HMO Plans); this 9.0 percent rate is assumed to decrease gradually to 5.5 percent by the year 2006 (year 2004 for HMO Plans) and remain at that level thereafter. If the healthcare cost trend rate were increased by one percent, the APBO would increase by 11 percent and the aggregate of the service and interest cost components of net postretirement medical benefit cost would increase by 15 percent. The discount rates used in determining the APBO at January 3, 1998, and December 28, 1996, were 6.75 percent and 7.25 percent, respectively.

--------------------------------------------------------------------------------

NOTE 9.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company has estimated the fair values of financial instruments using available market information and appropriate valuation methodologies. Considerable judgment, however, is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company would realize in a current market exchange.

The carrying amounts of cash and cash equivalents, accounts receivable, certain other assets, accounts payable, and short-term borrowings are reasonable estimates of their fair value at January 3, 1998, and December 28, 1996. The carrying value of notes receivable is $17.6 million at January 3, 1998, compared to an estimated fair value of $15.4 million, using interest rates based on the credit worthiness of the customers. The carrying value of the notes receivable approximated their fair value at December 28, 1996.

The estimated fair value of long-term debt at January 3, 1998, was $185.3 million, compared to a carrying value of $178.7 million. The estimated fair value of long-term debt at December 28, 1996, was $190.0 million, compared to its carrying value of $184.6 million. Fair value was estimated using interest rates that were available to the Company at those dates for issuance of debt with similar terms and remaining maturities. At January 3, 1998, and December 28, 1996, the Company had interest rate swaps with notional amounts totaling $100 million and $105 million, respectively. The estimated fair value of these agreements was an unrealized loss of $1.6 million at January 3, 1998, and an unrealized loss of $2.1 million at December 28, 1996, based on market prices for similar instruments.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Springs Industries, Inc.



NOTE 10.  OTHER MATTERS:

TRANSACTIONS WITH RELATED PARTIES: Two members of the Board of Directors, including the Chief Executive Officer as of January 1, 1998, their family and related entities own approximately 99 percent of Springs' Class B common stock and approximately 1 percent of Class A common stock. Springs transacts business with certain companies that are controlled by these persons and related entities. In the opinion of Springs' management, the cost of services provided by these companies is not material, and the services have been obtained at competitive prices or rates. Management annually reviews its conclusions with the Audit Committee of the Board of Directors.

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

The Company has accrued an undiscounted liability of approximately $11 million, which represents management's best estimate of Springs' probable liability concerning all known environmental matters. Management believes the $11 million will be paid out over the next 10 years. This accrual has not been reduced by any potential insurance recovery to which the Company may be entitled regarding environmental matters. Environmental matters include a site listed on the United States Environmental Protection Agency's ("EPA") National Priority List where Springs is the sole responsible party. Springs, the EPA and the United States Department of Justice have executed a consent decree related to this site. Soil cleanup was completed in 1993, subject to final approval by the EPA, and the approved EPA groundwater remedy began in 1996.

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

SUBSEQUENT EVENT: On February 17, 1998, Management adopted a plan to close one of its facilities. The phase-down of the facility is expected to take four to five months. A pretax charge of $23 million will be recorded during the first quarter of 1998. The charge includes $11.3 million for write-offs of plant and equipment, $4.0 million for severance arising from the elimination of approximately 480 positions, and $7.7 million for certain other expenses associated with the closing of the facility. In addition, the Company expects to incur approximately $8 million for equipment relocation and other realignment expenses which do not qualify as "exit costs."

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Springs Industries, Inc.

We have audited the accompanying consolidated balance sheet of Springs Industries, Inc. as of January 3, 1998 and December 28, 1996, and the related consolidated statements of operations and retained earnings and of cash flows for each of the three fiscal years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Springs Industries, Inc. at January 3, 1998 and December 28, 1996, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
February 2, 1998 (February 17, 1998, as to the last paragraph in Note 10)

                   MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS
                            Springs Industries, Inc.

The management of the Company is responsible for the preparation of the consolidated financial statements and related financial information included in this annual report. The statements, which include amounts based on management's estimates, have been prepared in conformity with generally accepted accounting principles.

In fulfilling the Company's responsibilities for maintaining the integrity of financial information and for safeguarding assets, Springs relies upon internal control systems designed to provide reasonable assurance that the Company's records properly reflect business transactions and that these transactions are in accordance with management's authorization. There are limitations inherent in all systems of internal accounting controls based on the recognition that the cost of such systems should not exceed the benefits to be derived. Springs believes its systems provide this appropriate balance. The Company's internal audit staff tests, evaluates, and reports on the adequacy and effectiveness of internal control systems and procedures.

Management also recognizes its responsibility for conducting the Company's affairs in an ethical and socially responsible manner. Springs has communicated to its associates its intentions to maintain high standards of ethical business conduct in all of its activities. Ongoing review programs are carried out to monitor compliance with this policy.

The Board of Directors pursues its oversight responsibility with respect to the Company's systems of internal control and financial statements, in part, through its Audit Committee, which is composed solely of outside directors. The Audit Committee meets regularly with Springs' management, internal auditors, and independent auditors. Both the independent auditors and internal auditors have access to and meet privately with this Committee without the presence of management.

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


/s/ James F. Zahrn

James F. Zahrn
Executive Vice President--Chief Financial Officer

--------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       OPERATIONS AND FINANCIAL CONDITION

A ten-year summary of Selected Financial Data appears on pages 30 through 31. A three-year analysis of industry segment information appears on page 14.


RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
1997 Compared with 1996

SALES

For 1997, a 53-week fiscal period, sales of $2.226 billion increased less than one percent from the previous year's sales of $2.221 billion. After adjusting for the divestiture of the Company's former subsidiary Clark-Schwebel, Inc., sales for 1997 rose more than three percent.

Sales for the home furnishings segment reached a record $1.896 billion, up almost five percent from 1996. Sales for each of the principal business units within this segment exceeded the prior year amounts.

Specialty fabrics sales were $329.9 million, down 20 percent from 1996. Excluding the effect of Clark-Schwebel, Inc., full year specialty fabrics sales for 1997 were lower by about four percent.


EARNINGS

Net income for 1997 was $69.0 million, or $3.43 per basic share, compared to $84.9 million, or $4.21 per basic share, in 1996. Excluding realignment expenses and a gain on the sale of an investment, 1997 earnings amounted to $71.8 million, or $3.57 per basic share, an 11 percent increase over 1996 earnings before unusual items, of $64.6 million, or $3.21 per basic share.

Operating profits of $115.1 million in 1997 exceeded the prior year's operating profits of $79.8 million by 44 percent. Excluding restructuring and realignment expenses, operating profits for 1997 would have been $126.3 million, compared to $113.8 million in 1996. The home furnishings segment reported operating profits of $110.6 million, which more than doubled the previous year's earnings. Excluding restructuring and realignment expenses from both years, the home furnishings segment's operating earnings would have been $120.9 million, compared to $85.3 million in 1996.

Lower margins in retail fabrics and certain woven apparel fabrics caused the specialty fabrics segment operating profits to decline sharply from the prior year. For 1997, the segment's operating earnings fell by more than 80 percent. Excluding the effect of Clark-Schwebel, Inc., from 1996, the segment's operating earnings fell by more than 70 percent.

The increase in the effective income tax rate to 33.0 percent in 1997, compared to 15.4 percent in 1996, is primarily the result of the absence of taxes associated with the gain on the 1996 sale of Clark-Schwebel, Inc.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       OPERATIONS AND FINANCIAL CONDITION
                            Springs Industries, Inc.

--------------------------------------------------------------------------------
1996 Compared with 1995

SALES

Annual sales in 1996 were $2.221 billion compared to the previous year's sales of $2.223 billion. Increased home furnishings sales were offset by a reduction in specialty fabrics sales.

Home furnishings sales reached $1.809 billion for 1996, up 11 percent over the previous year's sales of $1.633 billion. The increase from 1995 was a result of three acquisitions completed in mid-1995 and internal growth in each of the principal home furnishings businesses.

Sales for the specialty fabrics segment were $412.5 million for 1996, down 30 percent from the prior year. Excluding the sales of the Company's former subsidiary Clark-Schwebel, Inc. from both years, specialty fabrics sales rose one percent.

EARNINGS

Net income for 1996 was $84.9 million, or $4.21 per basic share, and included an after-tax gain on the sale of Clark-Schwebel, Inc. of $50.1 million, or $2.49 per basic share, as well as a restructuring charge, realignment expenses, an extraordinary loss, and other write-offs, which collectively reduced net income by $29.8 million, or $1.48 per basic share. Excluding these unusual items, net income for 1996 would have been $64.6 million, or $3.21 per basic share, compared to $71.6 million, or $3.75 per basic share, for 1995.

Operating profits of $79.8 million in 1996 were substantially lower than in 1995. Excluding the restructuring and realignment expenses and Clark-Schwebel, Inc.'s results from both years, operating profits would have been $104.0 million in 1996 and $104.6 million in 1995. The home furnishings segment reported operating profits of $52.0 million, substantially below the level achieved in 1995. Excluding the restructuring and realignment expenses recorded in 1996, operating profits for the home furnishings segment would have been $85.3 million, compared to $89.6 million in 1995. Operating earnings of the segment were adversely affected in the fourth quarter by a highly promotional mix of shipments as well as inefficiencies connected with major systems conversions and with ongoing consolidations of facilities.

The specialty fabrics segment reported a substantial reduction in operating earnings for 1996. Excluding the results of Clark-Schwebel, Inc. from both years, the segment's operating earnings improved moderately over the prior year.

The decrease in the effective income tax rate to 15.4 percent in 1996, compared to 35.4 percent in 1995, was primarily the result of the absence of taxes associated with the gain on the sale of Clark-Schwebel, Inc. A lower effective state income tax rate also contributed to the reduction.

--------------------------------------------------------------------------------
INFLATION AND CHANGING PRICES

The replacement cost of property, plant and equipment is generally greater than the historical cost shown on the Consolidated Balance Sheet due to inflation that has occurred since the property was placed in service.

Springs uses the LIFO method of accounting for approximately 84 percent of its inventories. Under this method, the cost of goods sold reported in the Consolidated Statement of Operations and Retained Earnings generally reflects current costs.

--------------------------------------------------------------------------------
CAPITAL RESOURCES AND LIQUIDITY

The Company's overall cash needs for 1997 were provided from operations and to a lesser extent from asset sales and short-term borrowings. Debt, net of cash, as a percent of total capital was 23.7 percent at January 3, 1998, compared to 21.7 percent at December 28, 1996. In August of 1997, the Company renewed for one year its $100 million long-term facility, dated August 12, 1996, which may be used to refinance debt and for general corporate purposes. This long-term facility was increased to $125 million in December 1997. In addition, the Company replaced its credit agreements totaling $100 million with a $225 million committed long-term revolving credit agreement which expires on December 16, 2002. As of January 3, 1998, no borrowings were outstanding under these credit facilities.

The Company presently expects to spend approximately $15 million during the next two years to modify its computer information systems to ensure the proper processing of transactions relating to the Year 2000 and beyond. This "Year 2000 Computer Problem" creates risk for the Company from unforeseen problems in its own computer systems and from third parties with whom the Company conducts business transactions. Such failures of the Company's and/or third parties' computer systems could have a material impact on the Company's ability to conduct its business. Management currently believes that Company information systems that will be affected by the Year 2000 issue have been identified, and the Company is developing and implementing plans to ensure compliance for its systems by the Year 2000. The pretax amount expensed in 1997 in connection with these efforts was $2.8 million.

In October of 1997, the Company's Board of Directors approved the purchase of up to 2 million shares of the Company's Class A common stock. Management was authorized to begin buying the shares in the open market and in private transactions. The Company repurchased 390,200 shares in 1997 at an average cost of $50.53 per share.

The Company invested $98.5 million in new property, plant and equipment during 1997, and the Company expects capital expenditures for 1998 to approximate $150 million. Management expects that cash generated by operations and borrowings from committed bank lines and commercial paper will adequately provide for the Company's cash needs during 1998, including cash required for the Company's repurchase of shares.

--------------------------------------------------------------------------------
ACQUISITIONS AND DISPOSITIONS

During the three years ended 1997, the Company acquired three home furnishings businesses and sold two businesses in the specialty fabrics segment. Effective May 27, 1995, the Company purchased all of the outstanding stock of Dundee Mills, Incorporated, a leading manufacturer of towels, infant and toddler bedding, knitted infant apparel, and healthcare products. The purchase price for the equity of Dundee was $119.6 million, $21.2 million of which was paid in cash and

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       OPERATIONS AND FINANCIAL CONDITION
                            Springs Industries, Inc.

the remainder through the issuance of approximately 2.5 million shares of Springs Class A common stock with a fair value as of the acquisition date of $98.4 million. Effective May 28, 1995, the Company purchased substantially all of the assets of Dawson Home Fashions, Inc., a leading manufacturer of shower curtains and bath fashions accessories. Springs paid $39 million in cash for the business. On July 28, 1995, the Company purchased from Apogee Enterprises, Inc., substantially all of the assets of its Nanik Window Coverings Group, a leading manufacturer of wood window blinds and interior shutters. Liabilities assumed in connection with these acquisitions totaled $66.3 million, including $33.9 million of long-term debt. The operating results of Dundee, Dawson and Nanik were included in the Company's consolidated results of operations from the respective dates of the acquisitions.

On April 17, 1996, the Company sold Clark-Schwebel, Inc., for $193 million in cash. A gain of $50.1 million was included in other income for 1996. Through the date of the divestiture, Clark-Schwebel, Inc., had 1996 sales of $68.9 million and earnings before interest and taxes of $11.3 million. In 1995, Clark-Schwebel, Inc., contributed about 10 percent of the Company's sales of $2.223 billion and had record earnings representing about 24 percent of Springs' earnings before interest expense and taxes of $143 million. During the five years ended in 1995, Clark-Schwebel, Inc.'s average contribution was 13 percent of Springs' sales and 9 percent of its earnings before interest and taxes. Effective December 29, 1995, the Company sold the assets of its Intek office panel fabrics business for cash of $13.2 million. The gain on this transaction was included in other income.

--------------------------------------------------------------------------------
RESTRUCTURING AND REALIGNMENT

During the second quarter of 1996, the Company adopted a plan to consolidate and realign its fabric manufacturing operations. In connection with this plan, the Company closed three fabric manufacturing plants, added production in other plants, and increased outside purchases of grey fabric. A pretax charge of $30.4 million was recorded in the second quarter of 1996, which included $6.6 million for severance expense arising from the elimination of approximately 850 positions, $16.3 million for write-offs of plant and equipment, and $7.5 million for certain other expenses associated with the plan.

Through January 3, 1998, the Company has recorded cash expenditures of approximately $4.1 million against the severance accrual and $5.2 against the accrual for certain other expenses associated with the plan. The severance accrual was also reduced by $0.2 million in 1997. A decrease of $2.0 million, due to a lower-than-expected average cost per associate, was offset substantially by an increase of $1.8 million arising from the elimination of approximately 320 positions at other manufacturing facilities. In addition, through January 3, 1998, the Company has incurred expenses of $14.9 million, including $11.3 million during 1997, for equipment relocation and other realignment expenses related to the plan. Over the next 12 months, Springs plans to incur future expenses of approximately $6.9 million for equipment relocation and other realignment costs which do not qualify as "exit costs."

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

On February 17, 1998, Management adopted a plan to close one of its facilities. The phase-down of the facility is expected to take four to five months. A pretax charge of $23 million will be recorded during the first quarter of 1998. The charge includes $11.3 million for write-offs of plant and equipment, $4.0 million for severance arising from the elimination of approximately 480 positions, and $7.7 million for certain other expenses associated with the closing of the facility. In addition, the Company expects to incur approximately $8 million for equipment relocation and other realignment expenses which do not qualify as "exit costs."

--------------------------------------------------------------------------------
RECENTLY ISSUED ACCOUNTING STANDARDS

In February of 1997, the Financial Accounting Standards Board (the "FASB") issued Statement No. 128, "Earnings per Share," which was required to be adopted for both interim and year-end financial statements ending after December 15, 1997. The Company adopted this new method of computing earnings per share in the fourth quarter of 1997 and restated earnings per share for all prior periods.

In 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements, which are effective for periods beginning after December 15, 1997, expand or modify disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations, or cash flows.

--------------------------------------------------------------------------------
FORWARD LOOKING INFORMATION

This annual report contains forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. Words such as "expects," "anticipates," "plans," "believes," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements which include but are not limited to projections of expenditures, cash flows, and operating performance. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guaranties of future performance and involve certain risks and uncertainties which are difficult to predict. Actual future results and trends, therefore, may differ materially from what is forecast in forward-looking statements due to a variety of factors, including: the ability of the Company and its suppliers and customers to bring their information systems into compliance with the "Year 2000 Computer Problem"; the health of the retail economy in general, competitive conditions, and demand for the Company's products; progress toward the Company's cost-reduction goals; unanticipated natural disasters; legal proceedings; labor matters; and the availability and price of raw materials which could be affected by weather, disease, energy costs, or other factors.

30

                             SELECTED FINANCIAL DATA
                            Springs Industries, Inc.


                                                                    1997 (c)              1996                1995
SUMMARY OF OPERATIONS: (in millions)
   Net sales ...............................................      $  2,226.1          $  2,221.0          $  2,223.2
   Income (loss) from continuing operations ................            69.0                88.4(j)             71.6
   Net income (loss) .......................................            69.0(e)             84.9(d)             71.6
   Class A cash dividends declared .........................            16.9                16.7                14.8
   Class B cash dividends declared .........................             8.8                 9.0                 8.9
------------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
   Income (loss) from continuing operations - basic ........            3.43                4.39(j)             3.75
   Net income (loss) - basic ...............................            3.43(e)             4.21(d)             3.75
   Class A cash dividends declared .........................            1.32                1.32                1.26
   Class B cash dividends declared .........................            1.20                1.20                1.14
   Shareowners' equity .....................................           40.69               38.75               36.48
   Class A stock price range:
      High .................................................              54 3/4              50 1/2              44 3/4
      Low ..................................................              41                  38 3/8              35 1/4
------------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA:
   Net income (loss) to net sales ..........................             3.1%(e)             3.8%(d)             3.2%
   Net income (loss) to average shareowners' equity ........             8.6%(e)            11.1%(d)            10.8%
   Operating return on assets employed (f) .................             8.6%                8.8%                9.8%
   Inventory turnover (g) ..................................             4.6                 4.8                 5.3
   Accounts receivable turnover (h) ........................             6.4                 6.4                 6.5
   Net sales divided by average assets .....................             1.6                 1.5                 1.5
   Current ratio ...........................................             3.3                 3.1                 2.9
   Capital expenditures (in millions) ......................      $     98.5          $     75.1          $     75.2
   Depreciation (in millions) ..............................      $     78.6          $     80.8          $     84.6
   Approximate number of shareowners .......................           2,856               3,000               3,200
   Average number of associates ............................          20,100              21,700              22,600
------------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA: (in millions)
   Net working capital .....................................      $    546.6          $    537.4          $    506.3
   Net property ............................................           540.5               534.6               614.0
   Total assets ............................................          1408.7             1,398.5             1,527.5
   Long-term debt ..........................................           164.3               177.6               326.9
   Shareowners' equity .....................................           804.6               780.8               734.5
------------------------------------------------------------------------------------------------------------------------

(a) Net of a $70.0 million charge ($43.9 million after tax, or $2.46 per basic share) for restructuring.

(b) Net of an $18.0 million charge ($11.2 million after tax, or $.63 per basic share) for restructuring.

(c) Fiscal years 1997 and 1992 include 53 weeks, whereas all other years include 52 weeks.

(d) Net of restructuring and realignment expenses of $33.9 million, an after-tax gain of $50.1 million on the sale of Clark-Schwebel, Inc., an extraordinary loss, net of an income tax benefit of $2.2 million, of $3.6 million and other write-offs. Without these unusual items, net income would have been $64.6 million, or $3.21 per basic share, net income to net sales would have been 2.9 percent, and the return on average shareowners' equity would have been 8.5 percent.

(e) Net of restructuring and realignment expenses of $11.1 million and a $6.6 million gain on the sale of an investment. Without these unusual items, net income would have been $71.8 million, or $3.57 per basic share, net income to net sales would have been 3.2 percent, and the return on average shareowners' equity would have been 9.0 percent.

(f) Pretax income before interest expense divided by average of month-end total assets used in operations. For 1997, pretax income was net of realignment expenses and a gain on the sale of an investment. Without these unusual items, operating return on assets employed would have been
      9.0 percent. For 1996, pretax income was net of restructuring and realignment expenses, an after-tax gain on the sale of Clark-Schwebel, Inc., and other write-offs. Without these unusual items, operating return on assets employed would have been 8.3 percent.

                             SELECTED FINANCIAL DATA
                            Springs Industries, Inc.


                                                                  1994           1993            1992 (c)        1991
SUMMARY OF OPERATIONS: (in millions)
   Net sales ...............................................   $2,060.6       $2,016.1          $1,969.9       $1,888.7
   Income (loss) from continuing operations ................       62.2           47.2              44.5           27.1
   Net income (loss) .......................................       62.2          (25.3)(i)          44.5           27.1
   Class A cash dividends declared .........................       11.8           11.6              11.5           11.4
   Class B cash dividends declared .........................        8.5            8.5               8.6            8.7
-------------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
   Income (loss) from continuing operations - basic ........       3.54           2.69              2.53           1.54
   Net income (loss) - basic ...............................       3.54          (1.44)(i)          2.53           1.54
   Class A cash dividends declared .........................       1.20           1.20              1.20           1.20
   Class B cash dividends declared .........................       1.08           1.08              1.08           1.08
   Shareowners' equity .....................................      33.20          30.90             33.47          32.39
   Class A stock price range:
      High .................................................         41             49                43 7/8         36 1/4
      Low ..................................................         29 1/4         33 1/2            30 1/2         21 1/4
---------------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA:
   Net income (loss) to net sales ..........................        3.0%          (1.3)%(i)          2.3%           1.4%
   Net income (loss) to average shareowners' equity ........       11.2%          (4.7)%(i)          7.7%           4.9%
   Operating return on assets employed (f) .................       10.4%           8.8%              8.7%           6.6%
   Inventory turnover (g) ..................................        5.8            5.6               6.0            6.0
   Accounts receivable turnover (h) ........................        6.4            6.5               6.5            6.3
   Net sales divided by average assets .....................        1.6            1.6               1.5            1.5
   Current ratio ...........................................        2.5            2.3               2.2            2.2
   Capital expenditures (in millions) ......................   $   92.6       $   88.3          $   80.3       $  115.9
   Depreciation (in millions) ..............................   $   79.7       $   78.1          $   77.7       $   75.2
   Approximate number of shareowners .......................      3,200          3,200             3,300          3,500
   Average number of associates ............................     20,300         20,300            20,900         21,700
---------------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA: (in millions)
   Net working capital .....................................   $  373.0       $  353.5          $  328.2       $  329.7
   Net property ............................................      555.3          549.9             559.3          572.1
   Total assets ............................................    1,289.0        1,292.1           1,250.3        1,251.3
   Long-term debt ..........................................      265.4          293.0             273.6          287.8
   Shareowners' equity .....................................      584.1          543.2             588.1          568.9
---------------------------------------------------------------------------------------------------------------------------
                                                                   1990             1989            1988
SUMMARY OF OPERATIONS: (in millions)
   Net sales ...............................................   $1,877.1           $1,908.5       $1,824.2
   Income (loss) from continuing operations ................       (6.8)(a)           64.9           52.8(b)
   Net income (loss) .......................................       (6.8)(a)           64.9           52.8(b)
   Class A cash dividends declared .........................       11.6               11.5           14.7
   Class B cash dividends declared .........................        8.7                8.7            2.8
---------------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
   Income (loss) from continuing operations - basic ........      (0.39)(a)           3.67           2.98(b)
   Net income (loss) - basic ...............................      (0.39)(a)           3.67           2.98(b)
   Class A cash dividends declared .........................       1.20               1.20           1.01
   Class B cash dividends declared .........................       1.08               1.08           0.27
   Shareowners' equity .....................................      32.05              33.08          30.67
   Class A stock price range:
      High .................................................         39 1/2             45 1/4         38 3/4
      Low ..................................................         16 7/8             30 1/2         27
---------------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA:
   Net income (loss) to net sales ..........................        (0.4)%(a)           3.4%           2.9%(b)
   Net income (loss) to average shareowners' equity ........        (1.2)%(a)          11.6%          10.2%(b)
   Operating return on assets employed (f) .................         1.9%(a)           11.2%          10.3%(b)
   Inventory turnover (g) ..................................         5.6                5.8            6.2
   Accounts receivable turnover (h) ........................         6.2                6.4            6.4
   Net sales divided by average assets .....................         1.6                1.7            1.7
   Current ratio ...........................................         2.5                2.4            2.7
   Capital expenditures (in millions) ......................   $   117.8           $  108.3       $   77.1
   Depreciation (in millions) ..............................   $   72.6           $   67.5       $   62.1
   Approximate number of shareowners .......................      3,400              3,500          3,700
   Average number of associates ............................     23,200             24,100         23,400
---------------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA: (in millions)
   Net working capital .....................................   $  356.5           $  354.9       $  389.8
   Net property ............................................      524.2              475.0          424.5
   Total assets ............................................    1,201.1            1,188.4        1,118.3
   Long-term debt ..........................................      260.4              227.5          238.5
   Shareowners' equity .....................................      560.9              585.1          541.6
---------------------------------------------------------------------------------------------------------------------------

(g)   Cost of goods sold divided by average of month-end inventories.

(h)   Net sales divided by average of month-end receivables.

(i) Net of a charge of $72.5 million, net of income taxes, or $4.12 per basic share, for cumulative effect of adoption of Statement of Financial Accounting Standards Nos. 106 & 109.

(j) Differs from net income by an extraordinary loss of $3.6 million, net of an income tax benefit of $2.2 million, or $.18 per basic share.

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

32

                      QUARTERLY FINANCIAL DATA (UNAUDITED)
                            Springs Industries, Inc.


(In millions except per share data)

                                                    1997                                                1996
                              ------------------------------------------------    --------------------------------------------------
QUARTER                         1ST       2ND       3RD     4TH (1)   YEAR (1)      1ST      2ND        3RD       4TH        YEAR
Net sales ................    $543.0    $528.9    $579.3    $574.9    $2,226.1    $579.3    $540.2     $563.0    $538.5    $2,221.0
Gross profit .............      96.2      98.1     108.4     103.2       405.9     101.6     101.0      107.2      80.9       390.7
Income before
   extraordinary item ....      11.2      15.2      27.4      15.2        69.0      12.3      43.0       22.6      10.5        88.4
Net income ...............      11.2      15.2      27.4      15.2        69.0      12.3      39.5       22.6      10.5        84.9
Net income,
   as adjusted (2) .......    $ 12.9    $ 16.5    $ 24.8    $ 17.6    $   71.8    $ 12.3    $ 15.9     $ 22.8    $ 13.6    $   64.6
====================================================================================================================================
Earnings per common
share--basic (3):
Income before
    extraordinary item ...    $  .56    $  .75    $ 1.36    $  .76    $   3.43    $  .61    $ 2.14     $ 1.12    $  .52    $   4.39
Extraordinary loss .......        --        --        --        --          --        --      (.18)        --        --        (.18)
------------------------------------------------------------------------------------------------------------------------------------
Net Income ...............       .56       .75      1.36       .76        3.43       .61      1.96       1.12       .52        4.21
Net income,
    as adjusted (2) ......    $  .64    $  .82    $ 1.23    $  .88    $   3.57    $  .61    $  .79     $ 1.13    $  .68    $   3.21
====================================================================================================================================

(1)   14 weeks for the quarter and 53 weeks for the year.

(2) Net income for 1997 and 1996, adjusted to exclude the effects of restructuring and realignment expenses; a gain on the sale of an investment in 1997; and a gain on the sale of Clark-Schwebel, Inc., an extraordinary loss, and other write-offs in 1996.

(3) Earnings per share amounts were restated to conform with the requirements of FASB Statement No. 128, "Earnings per Share."


DIVIDENDS AND PRICE RANGE OF COMMON STOCK

                                                     1997                                                 1996
                            -----------------------------------------------------   ------------------------------------------------
QUARTER                       1ST        2ND         3RD         4TH        YEAR     1ST       2ND         3RD      4TH       YEAR
Per share:
Class A dividends
    declared..............  $  .33     $  .33      $  .33      $  .33     $ 1.32    $  .33    $  .33     $  .33    $  .33    $ 1.32
Class B dividends
    declared..............     .30        .30         .30         .30       1.20       .30       .30        .30       .30      1.20
====================================================================================================================================
Common stock prices:
    High..................   47 1/2     54 3/4      54          53 1/16    54 3/4    47 1/8    50 1/2     50 1/4    48 1/8    50 1/2
    Low...................   41         42 7/8      43 11/16    43 13/16   41        38 3/8    42 3/8     41 3/8    41 5/8    38 3/8


PRICE RANGE OF COMMON STOCK
(by quarter)

[CHART]

Bar graph showing the high and low price of the Company's common stock by quarter for 1996 and 1997.

QUARTERLY INCOME COMPARISON
(per share)(1)

[CHART]

Bar graph showing a quarterly comparison of earnings per share for 1996 and 1997.

(1) Net income for 1997 and 1996, adjusted to exclude the effects of restructuring and realignment expenses; a gain on the sale of an investment in 1997; and a gain on the sale of Clark-Schwebel, Inc., an extraordinary loss, and other write-offs in 1996.