Form 10-K, Exhibit 13
period 1999-01-02
SPRINGS INDUSTRIES INC
filed 1999-04-01
CIK 93102

                       Reportable Segment Information(1)
                            Springs Industries, Inc.


(In millions)                                          1998              1997 (2)       1996
Trade sales:

    Home furnishings                                 $1,866.1          $1,896.2       $1,808.5
    Specialty fabrics                                   314.4             329.9          412.5
----------------------------------------------------------------------------------------------
          Total                                      $2,180.5          $2,226.1       $2,221.0
==============================================================================================

Profit from operations before unusual items:(3)

    Home furnishings                                 $   84.4          $  123.2       $   85.3
    Specialty fabrics                                    20.1               5.8           28.5
----------------------------------------------------------------------------------------------
          Total                                         104.5             129.0          113.8
----------------------------------------------------------------------------------------------
    Unusual items(4)                                     31.8              13.9           33.9
    Interest expense                                     25.0              18.6           22.1
    Other (income), net                                 (11.1)             (6.4)         (46.7)
----------------------------------------------------------------------------------------------
          Income before income taxes and
          extraordinary item                         $   58.8          $  102.9       $  104.5
==============================================================================================
Total assets at year end:

    Home furnishings                                 $1,258.3          $1,248.6       $1,204.8
    Specialty fabrics                                   128.9             160.3          163.0
    Cash and cash equivalents                            48.1               0.4           30.7
----------------------------------------------------------------------------------------------
          Total                                      $1,435.3          $1,409.3       $1,398.5
==============================================================================================

Capital expenditures:

    Home furnishings                                 $  115.5          $   92.1       $   66.3
    Specialty fabrics                                     5.0               7.2            8.8
----------------------------------------------------------------------------------------------
          Total                                      $  120.5          $   99.3       $   75.1
==============================================================================================

Depreciation and amortization:

    Home furnishings                                 $   80.0          $   75.5       $   76.9
    Specialty fabrics                                     7.0               9.1           12.5
----------------------------------------------------------------------------------------------
          Total                                      $   87.0          $   84.6       $   89.4
==============================================================================================

(1) This schedule provides consolidated financial information for the Company's two reportable segments, but not financial information for the segments as separate entities. See the notes to the consolidated financial statements for further comments.

(2) Fiscal year 1997 included 53 weeks, whereas fiscal years 1998 and 1996 included 52 weeks.

(3) Profit from operations before unusual items represents sales less cost of goods sold, selling, general and administrative expenses, and provision for uncollectible receivables.

(4) Unusual items in 1998 include restructuring and realignment expenses, Year 2000 expenses and an impairment charge, of which $14.7 million was charged to the home furnishings segment and $17.1 million to the specialty fabrics segment. In 1997, unusual items represent realignment expenses and Year 2000 expenses, of which $12.6 million was charged to the home furnishings segment and $1.3 million to the specialty fabrics segment. Unusual items in 1996 consist of restructuring and realignment expenses, of which $33.3 million was charged to the home furnishings segment and $0.6 million to the specialty fabrics segment.

                      Consolidated Statement Of Operations

                            Springs Industries, Inc.

(In thousands except per share data)
For the Fiscal Years Ended January 2, 1999, January 3, 1998 (53 weeks), and December 28, 1996


                                                           1998              1997              1996
OPERATIONS
Net sales                                               $2,180,497        $2,226,075        $2,220,976

Cost and expenses:
    Cost of goods sold                                   1,795,757         1,820,131         1,830,249
    Selling, general and administrative expenses           263,806           266,194           264,974
    Provision for uncollectible receivables                 16,401            10,747            12,001
    Restructuring and realignment expenses                  19,948            11,137            33,926
    Impairment charge                                        4,783                --                --
    Year 2000 expenses                                       7,067             2,751                --
    Interest expense                                        25,069            18,583            22,064
    Other income                                           (16,588)           (9,814)          (58,128)
    Other expense                                            5,475             3,409            11,371
------------------------------------------------------------------------------------------------------
          Total                                          2,121,718         2,123,138         2,116,457
------------------------------------------------------------------------------------------------------

Income before income taxes and extraordinary item           58,779           102,937           104,519

Income tax provision                                        21,450            33,972            16,086
------------------------------------------------------------------------------------------------------
Income before extraordinary item                            37,329            68,965            88,433

Extraordinary item:
    Loss on extinguishment of debt, net
      of income tax benefit of $2,176                           --                --             3,552
------------------------------------------------------------------------------------------------------

          Net income                                    $   37,329        $   68,965        $   84,881
======================================================================================================

Basic earnings per common share:

    Income before extraordinary item                    $     2.01        $     3.43        $     4.39
    Extraordinary loss                                          --                --             (0.18)
------------------------------------------------------------------------------------------------------

          Net income                                    $     2.01        $     3.43        $     4.21
======================================================================================================

Diluted earnings per common share:

    Income before extraordinary item                    $     1.97        $     3.34        $     4.29
    Extraordinary loss                                          --                --             (0.17)
------------------------------------------------------------------------------------------------------

          Net income                                    $     1.97        $     3.34        $     4.12
======================================================================================================

Cash dividends declared per common share:

    Class A common shares                               $     1.32        $     1.32        $     1.32

    Class B common shares                               $     1.20        $     1.20        $     1.20
======================================================================================================

Basic weighted-average common shares outstanding            18,549            20,122            20,146

Dilutive effect of stock-based compensation awards             389               546               458
------------------------------------------------------------------------------------------------------

Diluted weighted-average common shares outstanding          18,938            20,668            20,604
======================================================================================================

See Notes to Consolidated Financial Statements.

                          Consolidated Balance Sheet

                            Springs Industries, Inc.

(In thousands except share data)
January 2, 1999 and January 3, 1998


ASSETS                                                                             1998              1997
Current assets:
    Cash and cash equivalents                                                   $   48,127        $      373
    Accounts receivable, net                                                       275,144           317,702
    Inventories, net                                                               385,609           420,295
    Other                                                                           78,296            48,167
------------------------------------------------------------------------------------------------------------

         Total current assets                                                      787,176           786,537
------------------------------------------------------------------------------------------------------------
Property(at cost):
    Land and improvements                                                           19,187            18,881
    Buildings                                                                      245,616           245,241
    Machinery and equipment                                                      1,085,420         1,076,885
------------------------------------------------------------------------------------------------------------

         Total                                                                   1,350,223         1,341,007
    Accumulated depreciation                                                      (794,827)         (799,765)
------------------------------------------------------------------------------------------------------------
         Property, net                                                             555,396           541,242
------------------------------------------------------------------------------------------------------------

Other assets                                                                        92,760            81,481
------------------------------------------------------------------------------------------------------------
          Total                                                                 $1,435,332        $1,409,260
============================================================================================================

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
    Short-term borrowings                                                       $       --        $    7,450
    Current maturities of long-term debt                                            21,313            14,452
    Accounts payable                                                                98,504            92,135
    Accrued wages and salaries                                                      13,560             8,610
    Accrued incentive pay and benefit plans                                         26,723            30,510
    Other accrued liabilities                                                       72,167            86,936
------------------------------------------------------------------------------------------------------------

         Total current liabilities                                                 232,267           240,093
------------------------------------------------------------------------------------------------------------
Noncurrent liabilities:
    Long-term debt                                                                 267,991           164,287
    Accrued benefits and deferred compensation                                     179,885           174,198
    Other                                                                           31,073            26,084
------------------------------------------------------------------------------------------------------------

         Total noncurrent liabilities                                              478,949           364,569
------------------------------------------------------------------------------------------------------------
Shareowners' equity:
    Class A common stock- $.25 par value (10,728,594 and 12,601,757 shares
      issued in 1998 and 1997, respectively)                                         2,682             3,150
    Class B common stock- $.25 par value (7,196,864 and 7,270,921 shares
      issued and outstanding in 1998 and 1997, respectively)                         1,799             1,818
    Additional paid-in capital                                                     100,446           108,684
    Retained earnings                                                              631,943           701,354
    Cost of Class A shares in treasury (98,313 and 101,091 shares
      in 1998 and 1997, respectively)                                               (2,230)           (2,276)
    Accumulated other comprehensive income                                         (10,524)           (8,132)
------------------------------------------------------------------------------------------------------------

         Total shareowners' equity                                                 724,116           804,598
------------------------------------------------------------------------------------------------------------

          Total                                                                 $1,435,332        $1,409,260
============================================================================================================


See Notes to Consolidated Financial Statements.

                  Consolidated Statement of Shareowners' Equity

                            Springs Industries, Inc.

                                                                          Accumulated      Class A   Class B
                                                    Total                     Other        Common    Common   Additional  Class A
                                                 Shareowners'  Retained   Comprehensive     Stock    Stock     Paid-In    Stock Held
(In thousands)                                      Equity     Earnings   Income (Loss)    Issued    Issued    Capital   in Treasury
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 30, 1995                       $734,522    $616,347      $  5,722      $3,161    $1,901    $109,840    $(2,449)
Comprehensive Income:
   Net Income                                        84,881      84,881            --          --        --          --         --
   Other comprehensive income, before tax:
     Foreign currency translation adjustment,
       net of reclassification adjustment           (13,248)         --       (13,248)         --        --          --         --
     Minimum pension liability adjustment              (137)         --          (137)         --        --          --         --
     Unrealized losses on securities                   (267)         --          (267)         --        --          --         --
   Income tax benefit related to items
    of other comprehensive income                       138          --           138          --        --          --         --
                                                   --------
   Total comprehensive income, net of tax            71,367
                                                   --------
Exchange of Class B common stock
   for Class A common stock                              --          --            --          24       (24)         --         --
Shares awarded under various employee plans             585          --            --           2        --         512         71
Dividends declared                                  (25,695)    (25,695)           --          --        --          --         --
====================================================================================================================================
Balance at December 28, 1996                       $780,779    $675,533      $ (7,792)     $3,187    $1,877    $110,352    $(2,378)
Comprehensive Income:
   Net income                                        68,965      68,965            --          --        --          --         --
   Other comprehensive income, before tax:
     Foreign currency translation adjustment         (1,078)         --        (1,078)         --        --          --         --
     Minimum pension liability adjustment                94          --            94          --        --          --         --
     Unrealized gains on securities,
       net of reclassification adjustment             1,099          --         1,099          --        --          --         --
   Income tax expense related to items
    of other comprehensive income                      (455)         --          (455)         --        --          --         --
                                                   --------
Total comprehensive income, net of tax               68,625
                                                   --------
Exchange of Class B common stock
   for Class A common stock                              --          --            --          59       (59)         --         --
Shares awarded under various employee plans             569          --            --           2        --         465        102
Shares reacquired by the Company                    (19,716)    (17,485)           --         (98)       --      (2,133)        --
Dividends declared                                  (25,659)    (25,659)           --          --        --          --         --
====================================================================================================================================
Balance at January 3, 1998                         $804,598    $701,354      $ (8,132)     $3,150    $1,818    $108,684    $(2,276)
Comprehensive Income:
   Net income                                        37,329      37,329            --          --        --          --         --
   Other comprehensive income, before tax:
     Foreign currency translation adjustment         (2,362)         --        (2,362)         --        --          --         --
     Minimum pension liability adjustment               465          --           465          --        --          --         --
   Income tax expense related to items
    of other comprehensive income                      (495)         --          (495)         --        --          --         --
                                                   --------
   Total comprehensive income, net of tax            34,937
                                                   --------
Exchange of Class B common stock
   for Class A common stock                              --          --            --          19       (19)         --         --
Shares awarded under various employee plans             593          --            --           3        --         544         46
Exercise of stock options                             2,441          --            --          15        --       2,426         --
Shares reacquired by the Company                    (94,816)    (83,103)           --        (505)       --     (11,208)        --
Dividends declared                                  (23,637)    (23,637)           --          --        --          --         --
====================================================================================================================================
Balance at January 2, 1999                         $724,116    $631,943      $(10,524)     $2,682    $1,799    $100,446    $(2,230)
====================================================================================================================================

See Notes to Consolidated Financial Statements.

                      Consolidated Statement Of Cash Flows

                            Springs Industries, Inc.

(In thousands)
For the Fiscal Years Ended January 2, 1999, January 3, 1998 (53 weeks), and December 28, 1996


                                                                                        1998            1997            1996
OPERATING ACTIVITIES:
    Net income                                                                        $ 37,329        $ 68,965        $ 84,881
    Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization                                                  86,951          84,565          89,422
         Gains on sales of businesses and other assets                                 (12,122)         (6,047)        (43,948)
         Deferred income taxes                                                           3,542           7,596         (13,738)
         Provision for restructuring                                                    13,388           1,800          30,375
         Provision for uncollectible receivables                                        16,401          10,747          12,001
         Impairment charge                                                               4,783              --              --
         Extraordinary loss on extinguishment of debt                                       --              --           5,728
         Changes in operating assets and liabilities, net of effects of business acquisition and sales of businesses:
             Accounts receivable                                                          (189)         19,555         (42,368)
             Inventories                                                                 1,081         (49,399)        (17,840)
             Accounts payable and other accrued liabilities                                913         (21,184)         20,966
             Accrued restructuring costs                                                (7,305)         (7,115)         (4,137)
             Other, net                                                                 (7,800)          1,057          (4,967)
------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                     136,972         110,540         116,375
------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
    Purchases of property, plant and equipment                                        (120,451)        (99,331)        (75,131)
    Business acquisitions                                                                   --          (6,429)         (1,900)
    Notes receivable                                                                       (40)        (14,000)             --
    Principal collected on notes receivable                                              7,119           3,447              20
    Proceeds from sales of businesses and other assets                                  39,686          17,857         195,371
------------------------------------------------------------------------------------------------------------------------------
         Net cash provided (used) by investing activities                              (73,686)        (98,456)        118,360
------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
    Proceeds from (repayments of) short-term borrowings, net                            (7,450)          7,450         (21,900)
    Proceeds from long-term borrowings                                                 125,000           1,587           2,834
    Repayments of long-term debt                                                       (14,435)         (7,409)       (161,861)
    Repurchase of Class A common shares                                                (96,206)        (18,325)             --
    Proceeds from exercise of stock options                                              1,876              --              --
    Cash dividends paid                                                                (24,317)        (25,733)        (25,695)

------------------------------------------------------------------------------------------------------------------------------
         Net cash used by financing activities                                         (15,532)        (42,430)       (206,622)
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                        47,754         (30,346)         28,113
Cash and cash equivalents at beginning of year                                             373          30,719           2,606
------------------------------------------------------------------------------------------------------------------------------

          Cash and cash equivalents at end of year                                    $ 48,127        $    373        $ 30,719
==============================================================================================================================


See Notes to Consolidated Financial Statements.

                   Notes To Consolidated Financial Statements

                            Springs Industries, Inc.

Note 1. Summary of Significant Accounting Policies:

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Springs Industries, Inc. and its subsidiaries (Springs or the Company). Intercompany balances and transactions are eliminated in consolidation. Investments in businesses in which the Company has voting interests ranging from 20 to 50 percent are accounted for using the equity method of accounting.

Use of Estimates: Preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures relating to contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition: Revenue from product sales is recognized at the time ownership of the goods transfers to the customer.

Cash Equivalents: Cash equivalents consist of liquid investments with original maturities of three months or less when purchased.

Accounts Receivable: The Company performs ongoing credit evaluations of its customers' financial condition and, typically, requires no collateral from its customers. The reserve for doubtful accounts was $11.7 million at January 2, 1999, and $14.0 million at January 3, 1998. During 1998, net write-offs of approximately $15.8 million for previously reserved accounts more than offset the current year's provision for doubtful accounts, which totaled $13.5 million.

Inventories:  Inventories are summarized as follows:
(in thousands)

                                         1998            1997
Standard cost (which approximates
   average cost) or average cost:
   Finished goods ...............      $265,707        $280,316
   In process ...................       170,836         199,600
   Raw materials and supplies ...        54,624          59,381
---------------------------------------------------------------
                                        491,167         539,297
Less LIFO reserve ...............      (105,558)       (119,002)
---------------------------------------------------------------

       Total ....................      $385,609        $420,295
===============================================================

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (LIFO) for approximately 83 percent of inventories and the average cost method for all other inventories. Average cost approximates current cost.

During the fourth quarter of fiscal year 1997, the Company merged the LIFO inventory pool associated with a wholly-owned subsidiary, acquired in 1995, into the corporate pool at the same time as the subsidiary was merged into the Company. This transaction increased net income by $1.5 million, or $0.07 per diluted share. The merger of the two LIFO pools resulted from the acquired operations being integrated with the Company's operations.

Goodwill and Other Intangible Assets: The cost of intangible assets is amortized on a straight-line basis over the estimated periods benefited (not exceeding 40 years). Goodwill and other intangible assets are periodically reviewed to assess recoverability. The Company's policy is to compare the carrying value of goodwill with the expected undiscounted cash flows from operations of the acquired business. Unamortized goodwill represented less than 2 percent of the Company's total assets at the end of 1998.

Property: Depreciation is computed for financial reporting purposes on a straight-line basis over the estimated useful lives of the related assets, ranging from 10 to 20 years for land improvements, 20 to 40 years for buildings, and 3 to 11 years for machinery and equipment. Certain of the Company's fixed assets are leased through Industrial Revenue Bond financings and other arrangements through county and local authorities.

Stock-Based Compensation: The Company measures stock-based compensation using the intrinsic value method, in accordance with Accounting Principles Board (APB) Opinion No. 25.

Purchase Commitments: Periodically the Company enters into forward delivery contracts and futures contracts for the purchase of certain raw materials, consistent with the size of its business, to reduce the Company's exposure to price volatility. Unrealized gains and losses on extant futures contracts, which were not material at January 2, 1999 and January 3, 1998, are deferred and subsequently recognized in income as cost of goods sold in the same period as the hedged item. The Company does not hold or issue derivative instruments for trading purposes.

Impairment of Long-Lived Assets: Long-lived assets are reviewed for impairment when events or changes in business conditions indicate that their full carrying value may not be recovered. The estimated future undiscounted cash flows associated with such assets are compared to the assets' carrying values to determine if write-downs are required. In 1998, the Company recorded a pre-tax impairment charge of approximately $4.8 million in connection with the consolidation and modernization of terry manufacturing operations.

Income Taxes: The provision for income taxes includes federal, state, and foreign taxes currently payable and deferred taxes. Deferred taxes were determined using the liability method, which considers future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities and gives immediate effect to changes in income tax laws upon enactment.

Reclassification: Certain prior year amounts have been reclassified to con-form with the 1998 presentation.

Accounting Changes: In 1998, the Company adopted several pronouncements issued by the Financial Accounting Standards Board (FASB). FASB Statement No. 130, "Reporting Comprehensive Income," requires the components of comprehensive income to be disclosed in the financial statements. FASB Statement No 131, "Disclosures about Segments of an Enterprise and Related Information," requires certain information to be reported about operating segments on a basis consistent with the Company's internal organizational structure. FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," revises the disclosures for pensions and other postretirement benefits and standardizes them into a combined format. Required disclosures have been made, and applicable prior years' information has been reclassified for the impact of adopting these statements. The adoption of these statements had no impact on the Company's reported financial position, results of operations, or cash flows.

                   Notes To Consolidated Financial Statements

                            Springs Industries, Inc.

Recently Issued Accounting Standards: In March 1998, the Accounting Standards Executive Committee issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard, which will be adopted in 1999, revised the accounting for software development costs and will require the capitalization of certain costs which the Company has historically expensed. This statement is not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. This Statement will require the Company to recognize all derivatives on the balance sheet at fair value and may impact the Company's earnings depending on the instruments held at the time of adoption. The Company has not yet determined the impact FASB Statement No. 133 will have on its financial position, results of operations, or cash flows.

Note 2. Reportable Segment Information:

Springs operates in two reportable segments: home furnishings and specialty fabrics. The Company's principal markets and operations are in North America. The home furnishings segment manufactures, purchases for resale and markets home furnishing products, including sheets, pillowcases, bedspreads, comforters, infant and toddler bedding, draperies, shower curtains, accent and bath rugs, towels, other bath fashion accessories, drapery hardware and decorative window furnishings to all major channels of retail distribution and to institutional customers. The specialty fabrics segment manufactures, finishes, purchases for resale and markets woven and non-woven fabrics, including apparel fabrics, home-sewing fabrics, industrial fabrics, specialty and high-performance fabrics, and protective and fire retardant fabrics to manufacturers for use in a variety of end products. See Note 3 for a discussion of businesses sold during the last three years affecting the specialty fabrics segment. Summarized segment information appears on page 13 and is an integral part of the consolidated financial statements.

The Company's reportable segments are strategic business units that offer different products. The reportable segments are managed separately, because they provide different products through different operating processes to different end markets.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes, unusual items, interest expense, and other (income), net. Sales between these reportable segments are not material and have been eliminated in consolidation.

Sales for 1998, 1997, and 1996 include sales of $320.8 million, $314.3 million, and $306.2 million, respectively, to one customer. The home furnishings segment had sales of $265.2 million, $258.3 million, and $248.4 million for 1998, 1997, and 1996, respectively, to this customer. Sales to this customer of $55.6 million, $56.0 million, and $57.8 million for 1998, 1997, and 1996, respectively, were generated in the specialty fabrics segment. Accounts receivable at January 2, 1999, and January 3, 1998, included receivables from this customer totaling $37.7 million and $40.1 million, respectively.

Sales by geographic area, as defined by customer location, are as follows:

(in millions)
                     1998          1997          1996
United States      $2,029.6      $2,078.0      $2,077.9

Canada ......         112.4         108.3         105.5

Other .......          38.5          39.8          37.6
-------------------------------------------------------
Total .......      $2,180.5      $2,226.1      $2,221.0
=======================================================

Company assets located outside the United States are not material for any of the three years presented.

Note 3.  Divestitures:

During the three years ended 1998, the Company sold four specialty fabrics businesses.

Effective January 2, 1999, the Company disposed of the net assets of the Company's Springfield division in exchange for a $10 million preferred equity interest in the buyer and cash of $33 million. A receivable for the cash proceeds received on January 4, 1999, was included in other current assets on the Company's balance sheet as of the end of 1998. Effective December 19, 1998, the Company disposed of its Industrial Products division in exchange for principally $18.5 million in cash and other consideration in the form of notes receivable and a preferred equity interest in the buyer. Effective August 7, 1998, the Company sold its UltraSuede business and certain related assets of the UltraFabrics division. The Company has retained the UltraLeather portion of the UltraFabrics division, which is part of the Company's specialty fabrics segment.

The combined effect of these transactions was a pretax gain of $8.4 million which is included in other (income) expense. The combined sales of these businesses included in the Company's 1998 results were $156.6 million and earnings before interest and taxes totaled approximately $14.3 million.

On April 17, 1996, the Company sold Clark-Schwebel, Inc., for $193 million in cash. A gain of $50.1 million was included in other income for 1996. This business included foreign operations with respect to which a foreign currency translation adjustment of $10.9 million had accumulated at the time of the sale. This translation adjustment was included in the determination of the gain on disposition. Through the date of the divestiture, Clark-Schwebel, Inc., had 1996 sales of $68.9 million and earnings before interest and taxes of $11.3 million.

                   Notes To Consolidated Financial Statements

                            Springs Industries, Inc.

Note 4.  Restructuring and Realignment Costs:

1996 Restructuring

During the second quarter of 1996, the Company adopted a restructuring plan to consolidate and realign its fabric manufacturing operations. In connection with this plan, the Company closed three fabric manufacturing plants, added production in other plants, and increased outside purchases of grey fabric. The Company recorded a pretax charge of $30.4 million during the second quarter of 1996, which included a $16.3 million write-off of plant and equipment, a $6.6 million accrual for anticipated employment severance expenses arising from the elimination of approximately 850 positions, and a $7.5 million accrual primarily for idle plant costs and demolition costs.

The following represents changes in the restructuring accruals since the adoption of the plan: (in millions)

                                                     Accrual
                                        Severance   for Other
                                         Accrual    Expenses
-------------------------------------------------------------
Original accrual on June 28, 1996 ..      $ 6.6      $ 7.5
Cash payments ......................       (1.1)      (3.0)
-------------------------------------------------------------
Accrual balance on December 28,
  1996..............................        5.5        4.5
Cash payments ......................       (3.0)      (2.2)
Adjustments ........................        1.8         --
                                           (2.0)        --
-------------------------------------------------------------
Accrual balance on January 3, 1998 .        2.3        2.3
Cash payments ......................       (0.8)      (1.4)
Adjustments ........................       (1.5)      (0.9)
-------------------------------------------------------------
Accrual balance on January 2, 1999 .      $ 0.0      $ 0.0
=============================================================

During 1997, Springs reduced the accrual for severance by $2.0 million due to lower-than-expected average severance cost per associate. The Company was able to place a greater percentage of the terminated employees in other positions within the Company than had been expected. At the same time, the Company also increased the severance accrual by $1.8 million for severance costs associated with 320 additional positions that were to be eliminated at other manufacturing facilities.

During 1998, Springs again reduced the severance accrual by approximately $1.5 million due to continued favorable experience relative to the Company's earlier expectation as to the number of associates to whom severance would have to be paid.

The restructuring plan was completed during the fourth quarter of 1998. The accrual for other expenses was reduced by $0.9 million, primarily due to lower-than-expected idle plant costs.

The Company has incurred realignment expenses of $20.2 million, including $5.3 million in 1998, for equipment relocation and other expenses related to the 1996 plan that do not qualify as "exit costs" as defined by Emerging Issues Task Force Issue No. 94-3.

1998 Restructuring

In the first quarter of 1998, the Company adopted a plan to close one of its specialty fabrics facilities, the Rock Hill Printing and Finishing Plant. At that time, the Company recorded a pretax charge of $23.0 million, which included an $11.3 million write-off of plant and equipment, a $4.0 million accrual for anticipated severance costs arising from the elimination of approximately 480 positions, and a $7.7 million accrual primarily for idle plant costs, demolition costs, and costs associated with a defined benefit plan.

The following represents changes in the restructuring accruals since the adoption of the plan: (in millions)

                                                      Accrual
                                         Severance   for Other
                                          Accrual    Expenses
--------------------------------------------------------------
Original accrual on February 17, 1998      $ 4.0      $ 7.7
Cash payments .......................       (3.0)      (1.2)
Adjustments .........................       (1.0)      (6.5)
--------------------------------------------------------------
Accrual balance on January 2, 1999 ..      $ 0.0      $ 0.0
==============================================================

The restructuring plan was completed during the fourth quarter of 1998. Springs reduced the severance accrual in 1998 due to lower-than-expected cost per associate. The accrual for other expenses was reduced in 1998, primarily as a result of lower-than-anticipated costs associated with a defined benefit plan and its unexpected sale on September 25, 1998, of the Rock Hill facility. As a result of the sale, the Company reversed accruals relating to idle plant costs and demolition costs of approximately $4.3 million.

The Company incurred expenses of $1.3 million for equipment relocation and other realignment expenses related to the 1998 plan which do not qualify as "exit costs" as defined by Emerging Issues Task Force Issue No. 94-3.

Note 5.  Accrued Benefits and Deferred Compensation:

The long-term portion of accrued benefits and deferred compensation were comprised of the following: (in thousands)

                                                 1998          1999
Postretirement medical benefit obligation      $ 65,060      $ 68,805
Deferred compensation ...................        66,640        48,652
Other employee benefit obligations ......        48,185        56,741
---------------------------------------------------------------------
   Total ................................      $179,885      $174,198
=====================================================================

The liabilities are long-term in nature and will be paid over time in accordance with the terms of the plans.

                  Notes To Consolidated Financial Statements

                            Springs Industries, Inc.

Note 6.  Long-Term Debt:

Long-term debt consists of: (in thousands)                                        1998            1997
Note payable in quarterly installments of $4,464 from September 2001
   through March 2008, interest payable at variable rates (5.6% at 1/2/99)      $125,000        $     --

Senior notes payable in annual installments of $5,000
   through 2006, interest rate at 9.6% ...................................        40,000          45,000

Notes payable in quarterly installments of $2,857 through
   May 2005, interest payable at variable rates (5.6% at 1/2/99) .........        74,286          80,000

Notes payable in quarterly installments of $714 through September 2005,
   interest payable at variable rates (5.6% at 1/2/99) ...................        19,285          20,000

Industrial Revenue Bond Obligations, payable in varying annual
   amounts to 2019, interest at rates ranging from 3.0% to 8.3% ..........        29,857          31,115
Other ....................................................................           876           2,624
--------------------------------------------------------------------------------------------------------
   Total .................................................................       289,304         178,739
Current maturities .......................................................       (21,313)        (14,452)
--------------------------------------------------------------------------------------------------------
   Long-term debt ........................................................      $267,991        $164,287
========================================================================================================

Periodically, the Company finances its operations through the issuance of commercial paper. The Company's access to the commercial paper market is facilitated by a committed $225 million long-term revolving credit agreement provided by several banks. This revolving credit agreement will expire on December 16, 2002. The Company pays an annual commitment fee on the unused portion of this agreement. As of January 2, 1999, no borrowings were outstanding under this agreement.

During 1998, the Company borrowed $125 million under a long-term credit facility at a variable rate, which is currently 5.6 percent per annum. During the third quarter of 1998, the Company entered into an interest rate swap agreement for a notional amount of $60 million to effectively fix the interest rate on $60 million of the $125 million long-term loan at 6.1 percent. In 1995, the Company entered into other interest rate swap agreements to reduce the potential impact of increases in interest rates on floating-rate, long-term debt.

The interest rate swap agreements were designed to fix the interest rate on $100 million of variable rate debt at 6.7 percent. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements; however, the Company believes such counterparties will perform. At January 2, 1999, and January 3, 1998, the notional amount of swap agreements totaled $153.6 million and $100.0 million, respectively.

Certain long-term debt agreements contain requirements concerning, among other things, the maintenance of working capital and tangible net worth, limitations on the incurrence of indebtedness, and restrictions on the payment of dividends, sales of assets, and/or redemption of stock. Under the most restrictive requirements on the payment of dividends, retained earnings of approximately $160 million were free of restrictions at January 2, 1999.

Scheduled annual maturities of long-term debt are: 1999 - $21.3 million; 2000 - $20.6 million; 2001 - $29.1 million, 2002 - $38.1 million, 2003 - $38.1 million and varying amounts thereafter through 2019. Total interest payments in 1998, 1997 and 1996 were $19.3 million, $17.8 million, and $24.0 million, respectively.

Note 7.  Shareowners' Equity:

As of January 2, 1999, Springs had authorized 1 million shares of $1.00 par value, voting preferred stock, none of which was outstanding. Authorized common stock consisted of 40 million shares of $.25 par value Class A stock and 20 million shares of $.25 par value Class B stock. Subject to certain exceptions, owners of Class B stock are entitled to four votes per share on matters brought before shareowners of the Company, while owners of Class A stock are entitled to one vote per share. See Note 12 for description of related parties. Cash dividends per share declared on Class A stock must equal at least 110 percent of cash dividends declared per share on Class B stock.

In October 1997, the Company's Board of Directors authorized management to purchase, from time to time, up to 2 million shares of Class A common stock in the open market and in private transactions. In August 1998, the Board granted similar authority for management to purchase up to an additional 2 million shares of Class A common stock. As of January 2, 1999, the Company had repurchased 2,408,400 shares pursuant to these authorizations.

Accumulated other comprehensive income or loss shown in the consolidated statement of shareowners' equity consisted of foreign currency translation adjustments of $9.5 million and a minimum pension liability of $1.0 million in 1998; foreign currency translation adjustments of $7.1 million and a minimum pension liability of $1.0 million in 1997; and foreign currency translation adjustments of $6.0 million, a minimum pension liability of $1.1 million and an unrealized loss on securities of $0.7 million in 1996.

The change in unrealized gains on securities during 1997 included a reclassification adjustment of $0.7 million, net of a $0.4 million tax benefit, for losses realized in net income as a part of the gain on the sale of an investment. The change in foreign currency translation adjustments in 1996 included a reclassification adjustment of $10.9 million for currency translation gains realized in net income as a part of the gain on the sale of Clark-Schwebel, Inc.

                   Notes To Consolidated Financial Statements

                            Springs Industries, Inc.

Note 8.  Stock-Based Compensation:

The Company has an incentive stock plan ("the Plan") which was approved by the shareowners in 1991. Prior to that time, the Company maintained a deferred unit stock plan which expired in 1991 except for the shares and grants outstanding thereunder. Primary stock equivalents and incremental stock equivalents, which are similar to deferred stock and stock appreciation rights, respectively, were issued under the deferred unit stock plan. The primary stock equivalents are still outstanding; however, the holder of the incremental stock equivalents surrendered the rights to the Company during 1998 pursuant to an agreement by the Company to convert the value thereof to a deferred compensation account. The shareowners in 1991 also approved a restricted stock plan for outside directors under which an annual grant of restricted stock is made to outside directors.

The Plan is designed to achieve the objectives of the long-term component of the Company's executive compensation program. The Plan provides for various stock-based Class A common stock awards, including stock options, restricted stock, performance units, and stock appreciation rights. Under the Plan, non-qualified stock options, deferred stock, and performance unit awards have been granted.

Performance units are earned over a three-year cycle and are accounted for as a variable plan. The number of units ultimately earned cannot be determined until the end of the three-year cycle and is based on the Company's total shareowner return over the three-year cycle as compared to the companies in the S&P 500 index.

The exercise prices of all options granted to date represent the fair market values of the shares on the dates of the grants. Options which have been granted generally become exercisable on the third anniversary of the grant date or ratably over a two-to-four year period thereafter. No portion of the grants may be exercised beyond ten years from the dates of the grants.

A summary of the Company's stock options as of January 2, 1999, January 3, 1998, and December 28, 1996, and changes during the years ended on those dates is presented below:

                                                         1998                          1997                     1996
                                               -----------------------------------------------------------------------------------
                                                              Weighted-                    Weighted-                  Weighted-
(Shares in thousands)                                          Average                      Average                    Average
                                                 Shares    Exercise Price    Shares     Exercise Price    Shares    Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at the beginning of the year       1,127,500       $39.53         882,500       $38.26       926,000       $37.99
Granted ................................         632,800        34.95         250,000        44.00        15,000        47.25
Forfeited ..............................         (20,002)       38.32          (5,000)       39.13       (58,500)       36.41
Exercised ..............................         (60,157)       31.18              --           --            --           --
----------------------------------------------------------------------------------------------------------------------------------

Outstanding at end of year .............       1,680,141       $38.11       1,127,500       $39.53       882,500       $38.26
==================================================================================================================================

Options exercisable at year end ........         810,167       $40.05         225,809       $32.09       141,333       $30.52
==================================================================================================================================

The following table summarizes information about the stock options outstanding at January 2, 1999:

                                                                                                   Shares Exercisable
                                                                                              ---------------------------
                                                 Weighted-               Weighted-                              Weighted-
   Range of                    Options            Average                Average                                Average
   Exercise                  Outstanding         Remaining               Exercise                               Exercise
    Prices                    at 1/2/99       Contractual Life            Price               at 1/2/99           Price
-------------------------------------------------------------------------------------------------------------------------
    $29.00                     166,000            2.9 years              $29.00                166,000           $29.00
     33.13 to 34.33            618,968            9.5 years               33.20                 26,001            34.33
     39.13 to 41.88            547,673            6.6 years               41.36                485,666            41.65
     44.00                     250,000            8.1 years               44.00                 50,000            44.00
     46.38 to 47.25             47,500            5.2 years               46.65                 32,500            46.38
     56.19                      50,000            9.1 years               56.19                 50,000            56.19
-------------------------------------------------------------------------------------------------------------------------
                             1,680,141                                                         810,167
=========================================================================================================================

                   Notes To Consolidated Financial Statements
                            Springs Industries, Inc.

The options granted during 1998, 1997, and 1996 had a weighted-average fair value of $10.00, $14.22, and $17.79, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

                               1998           1997           1996
Expected option lives .      10 years       8 years        10 years

Risk-free interest rate        5.3%           6.4%           6.9%

Expected volatility ...       28.6%          28.8%          30.0%

Expected dividend rate        $1.32          $1.32          $1.32

The Company has awarded deferred stock awards and performance unit awards during 1998, 1997, and 1996. The performance units are earned over a three-year period, and the deferred stock awards typically vest over a five-year period. Such awards totaled 41,887 units in 1998, 71,781 units in 1997, and 117,483 units in 1996 at weighted-average grant-date fair values of $52.19, $44.57 and 44.71, respectively. Compensation expense (income) for deferred stock awards totaled approximately $(833,000), $2,718,000 and $1,107,000 for the years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. The amounts of the Company's deferred compensation shown on the Company's balance sheet associated with these benefits, including interest and dividend credits, were $5.1 million and $7.1 million as of January 2, 1999, and January 3, 1998, respectively.

The Company measures stock-based compensation using the intrinsic value method, in accordance with APB Opinion No. 25 and FASB Interpretation No. 28. Had compensation cost for the Company's stock-based compensation awards been determined at the grant dates based on the fair value method described in FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income would have been $34.7 million, or $1.83 per diluted share, for 1998, $66.9 million, or $3.24 per diluted share, for 1997, and $83.5 million, or $4.05 per diluted share, for 1996.

Note 9.  Income Taxes:

The following tables present the components of the provision for income taxes and reconciliation of the statutory U.S. income tax rate to the effective income tax rate during 1998, 1997, and 1996.

Income Tax Provision:

(in thousands)

                             1998         1997          1996
Current .............      $17,908      $26,376      $ 29,824

Deferred ............        3,542        7,596       (13,738)
-------------------------------------------------------------
  Total tax provision
   on income before
   extraordinary
   item .............      $21,450      $33,972      $ 16,086
=============================================================

Reconciliation to Effective Tax Rates:

                              1998          1997          1996
Provision at statutory
 U.S. tax rate ........       35.0%         35.0%         35.0%

Effective state income
 tax rate (excluding
 sale of subsidiary) ..        2.5           2.1           2.6

Effect of sale of
subsidiary (including
state tax) ............         --          (1.2)        (18.2)

Changes in valuation
 allowance ............         --            --          (1.4)

Other .................       (1.0)         (2.9)         (2.6)
---------------------------------------------------------------
  Total effective tax
  rate on income before
  extraordinary item ..       36.5%         33.0%         15.4%
===============================================================

Income before income taxes includes foreign income of $1.4 million, $2.6 million, and $4.9 million in 1998, 1997, and 1996, respectively. The provision for income taxes includes state income taxes of $2.3 million in 1998, $3.3 million in 1997, and $1.5 million in 1996. Springs made income tax payments of approximately $22.1 million, $27.0 million, and $32.2 million in 1998, 1997, and 1996, respectively.

Temporary differences which give rise to deferred income taxes and the resulting assets and liabilities are as follows:

(in thousands) .................        1998           1997
Employee benefit accruals ......      $ 37,141       $ 38,704

Deferred compensation ..........        33,398         31,637

Restructuring reserves .........            --          2,650

Receivables reserves ...........        10,557          8,242

Environmental accruals .........         3,856          3,938

Other items ....................        15,674         13,840
-------------------------------------------------------------

  Total deferred tax assets ....       100,626         99,011
-------------------------------------------------------------

Property .......................       (83,515)       (80,317)

Inventories ....................        (8,648)        (6,167)

Intangibles ....................          (911)          (910)

Other items ....................          (714)        (1,237)
-------------------------------------------------------------

  Total deferred tax liabilities       (93,788)       (88,631)
-------------------------------------------------------------
Net deferred tax asset .........      $  6,838       $ 10,380
=============================================================

                   Notes To Consolidated Financial Statements

                            Springs Industries, Inc.

Note 10.  Employee Benefit Plans:

Substantially all associates of Springs are covered by defined contribution or defined benefit retirement plans. The Company makes contributions to defined contribution plans, and these contributions are computed as a percentage of each participant's eligible compensation. In addition, in the event that eligible participants contribute a percentage of their compensation to certain defined contribution plans, the Company matches a portion of their contributions. Company contributions to defined benefit plans are made in accordance with ERISA, and benefits are generally based upon years of service. Assets in defined benefit plans are invested in diversified equity securities, fixed income securities (including United States government obligations), real estate and money market securities.

Defined contribution plan expenses for 1998, 1997, and 1996 were $19.0 million, $ 21.6 million, and $22.4 million, respectively. The net assets available for benefits under defined contribution plans had a market value of approximately $750 million as of December 31, 1998.

Effective December 31, 1998, the Company merged two of its defined benefit pension plans, eliminating approximately $1.9 million of unfunded liability on a combined plan basis. Prior to the merger, the Company distributed lump-sum payments of approximately $1.9 million. A settlement gain of approximately $0.4 million was recognized in 1998.

In 1998, the Company amended one of its defined benefit pension plans to cease future benefit accruals. A curtailment loss of $0.5 million was recognized in 1998. The fair value of assets in this plan approximates the projected benefit obligation.

The Company also sponsors an unfunded, postretirement medical plan for eligible retirees. The Company and the retirees contribute to the plan, with contributions adjusted periodically.

In 1998, the Company amended its postretirement medical plan to extend to retirees the managed care medical options that were previously available only to active associates and to limit the Company's maximum per capita cost for postretirement medical coverage to two times the current amount. These amendments decreased the postretirement benefit obligation by approximately $10 million. In addition, the Company decreased its eligibility requirement from age 65 and 25 years of service to age 60 and 10 years of service, increasing the postretirement benefit obligation by approximately $4.1 million.

The following tables include summarized information on the Company's pension and postretirement medical plans for the years ended January 2, 1999, and January 3, 1998: (in thousands)

                                                                          Defined                     Postretirement
                                                                      Pension Benefits               Medical Benefits
-------------------------------------------------------------------------------------------------------------------------
                                                                     1998           1997           1998            1997
-------------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
   Benefit obligation at beginning of year ...................      $69,152        $68,767       $ 66,847        $64,436
   Service Cost ..............................................        2,021          2,058          1,474          1,769
   Interest cost .............................................        4,621          5,044          3,214          4,401
   Participants' contributions ...............................           --             --          2,381          1,875
   Actuarial (gains) losses ..................................        3,196           (553)       (11,689)         4,525
   Plan amendments, divestitures, curtailments and settlements        7,489         (2,090)        (7,549)        (2,910)
   Benefit payments ..........................................       (5,894)        (4,074)        (8,061)        (7,249)
-------------------------------------------------------------------------------------------------------------------------
      Benefit obligation at end of year ......................      $80,585        $69,152       $ 46,617        $66,847
=========================================================================================================================

Change in Plan Assets:
   Fair value of plan assets at beginning of year ............      $54,286        $47,584
   Actual return on plan assets ..............................        9,173          8,676
   Employer contributions ....................................          426            651
   Benefit payments ..........................................       (4,302)        (2,625)
   Settlements ...............................................       (1,850)            --
-------------------------------------------------------------------------------------------------------------------------
      Fair value of plan assets at end of year ...............      $57,733        $54,286
=========================================================================================================================

Continued next page

                   Notes To Consolidated Financial Statements

                            Springs Industries, Inc.


                                                                              Defined                 Postretirement
                                                                          Pension Benefits           Medical Benefits
                                                                         1998         1997         1998           1997
Funded Status:
   Funded status at end of year ...................................    $(22,852)    $(14,866)    $(46,617)      $(66,847)
   Unrecognized actuarial (gains) losses ..........................       2,640        1,986      (16,129)        (5,200)
   Unrecognized prior service cost ................................        (236)      (7,317)      (7,768)        (2,586)
   Unrecognized transition obligation .............................        (125)        (286)          --             --
------------------------------------------------------------------------------------------------------------------------
       Net amount recognized ......................................    $(20,573)    $(20,483)    $(70,514)      $(74,633)
========================================================================================================================
Amounts Recognized in the Company's Balance Sheet:
   Prepaid benefit cost ...........................................    $    146     $  1,158     $     --       $     --
   Accrued benefit cost ...........................................     (23,041)     (24,728)     (70,514)       (74,633)
   Intangible asset ...............................................         546          847           --             --
   Accumulated other comprehensive income .........................       1,776        2,240           --             --
------------------------------------------------------------------------------------------------------------------------
       Net amount recognized ......................................    $(20,573)    $(20,483)    $(70,514)      $(74,633)
========================================================================================================================
Weighted Average Assumptions:
   Discount rate ..................................................        6.50%        6.75%        6.50%          6.75%
   Expected return on plan assets .................................        8.50%        8.50%          --             --
   Rate of compensation increase ..................................        4.50%        4.50%          --             --
   Initial health care cost trend rate (1) ........................          --           --         8.50%(2)       9.00%(2)

(1) Assumed to decrease gradually to 5.0 percent in 2005 and remain at that level thereafter.

(2) 6.1 percent and 6.2 percent for HMO plans for 1998 and 1997, respectively.

Components of Net Periodic Benefit Cost:
Service cost ......................................................    $  2,021     $  2,058     $  1,474       $  1,769
Interest cost .....................................................       4,621        5,044        3,214          4,401
Actual return on assets ...........................................      (4,358)      (4,598)          --             --
Net amortization and deferral .....................................        (962)       1,273       (1,080)          (342)
Termination benefit ...............................................         396
Effect of curtailment/settlement ..................................         101           --        2,066             --
------------------------------------------------------------------------------------------------------------------------
       Net periodic benefit cost ..................................    $  1,819     $  3,777     $  5,674       $  5,828
========================================================================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $32.9 million, $31.7 million, and $10.0 million, respectively, as of January 2, 1999, and $29.3 million, $27.9 million, and $4.8 million, respectively as of January 3, 1998.

A one-percentage point change in assumed health care cost trend rates would have the following effects: (in thousands)

                                             One Percent     One Percent
                                              Increase         Decrease
------------------------------------------------------------------------
Effect on total of service
 and interest cost components                 $   89           $  (129)
Effect on postretirement
 benefit obligation                            1,108            (1,521)
------------------------------------------------------------------------

                   Notes To Consolidated Financial Statements

                            Springs Industries, Inc.

Note 11.  Disclosures About Fair Value of Financial Instruments:

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

The carrying amounts of cash and cash equivalents, accounts receivable, certain other assets, accounts payable, and short-term borrowings are reasonable estimates of their fair value at January 2, 1999 and January 3, 1998. The carrying value of notes receivable is $12.4 million at January 2, 1999, compared to an estimated fair value of $11.4 million, using interest rates based on the credit worthiness of the customers. The carrying value of notes receivable was $17.6 million at January 3, 1998, compared to an estimated fair value of $15.4 million.

The estimated fair value of long-term debt at January 2, 1999, was $297.4 million, compared to a carrying value of $289.3 million. The estimated fair value of long-term debt at January 3, 1998, was $185.3 million, compared to its carrying value of $178.7 million. Fair value was estimated using interest rates that were available to the Company at those dates for issuance of debt with similar terms and remaining maturities. At January 2, 1999, and January 3, 1998, the Company had interest rate swaps with notional amounts totaling $153.6 million and $100 million, respectively. The estimated fair value of these agreements was an unrealized loss of $5.2 million at January 2, 1999, and an unrealized loss of $1.6 million at January 3, 1998, based on market prices for similar instruments.

Note 12.  Other Matters:

Transactions with Related Parties: The Company conducts business with other companies or individuals which are considered related parties. Two members of the Board of Directors, including the Chairman and Chief Executive Officer, their family and related entities own approximately 99 percent of Springs' Class B common stock and approximately 1 percent of Class A common stock. Springs transacts business with certain companies that are controlled by these persons and related entities. In the opinion of Springs' management, the cost of services provided by these companies is not material and the services have been obtained at competitive prices or rates.

Management annually reviews its conclusions concerning related party transactions with the Audit Committee of the Board of Directors.

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

In connection with these proceedings, the Company estimates the range of possible losses for such matters to be between $8 million and $13 million, and has accrued an undiscounted liability of approximately $12 million, which represents management's best estimate of Springs' probable liability concerning all known environmental matters.

Management believes the $12 million will be paid out over the next 10 years. This accrual has not been reduced by any potential insurance recovery to which the Company may be entitled regarding environmental matters. Environmental matters include a site listed on the United States Environmental Protection Agency's ("EPA") National Priority List where Springs is the sole responsible party. Springs, the EPA and the United States Department of Justice have executed a consent decree related to this site. Soil cleanup was completed in 1993, subject to final approval by the EPA, and the approved EPA groundwater remedy began in 1996. There are no other known sites which may involve material amounts.

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

Subsequent Events (Unaudited): In January 1999, the Company acquired two separate businesses. On January 5, the Company acquired an additional 50 percent interest in American Fiber Industries, LLC (AFI), a manufacturer and distributor of bed pillows, mattress pads, down comforters and comforter accessories. Springs acquired its original 50 percent interest in AFI in February 1997. The cost of the remaining interest totaled approximately $15 million, subject to possible adjustments in accordance with the agreement.

Effective January 23, 1999, the Company acquired Regal Rugs, Inc. (Regal) a subsidiary of Readicut International PLC. Regal manufactures bath and accent rugs for sale to department and specialty stores, national chain stores, and catalogs. The purchase price for Regal was approximately $30 million, subject to possible adjustments for asset valuation and incremental tax liabilities of the seller.

                          Independent Auditors' Report

                            Springs Industries, Inc.


To The Board of Directors of Springs Industries, Inc.

We have audited the accompanying consolidated balance sheet of Springs Industries, Inc. (the Company) as of January 2, 1999 and January 3, 1998, and the related consolidated statements of operations, shareowners' equity and cash flows for each of the three fiscal years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 2, 1999 and January 3, 1998, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 2, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche, LLP
Deloitte & Touche, LLP

Charlotte, North Carolina
February 1, 1999

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

The Board of Directors pursues its oversight responsibility with respect to the Company's systems of internal control and its financial statements, in part, through an Audit Committee, which is composed solely of outside directors. The Audit Committee meets regularly with Springs' management, internal auditors, and independent auditors. Both the independent auditors and internal auditors have access to and meet privately with this Committee without the presence of management.

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


/s/ James F. Zahrn

James F. Zahrn

Executive Vice President--
Chief Financial Officer

   Management's Discussion And Analysis Of Operations And Financial Condition

                            Springs Industries, Inc.

A five-year summary of Selected Financial Data appears on pages 34 and 35. A three-year analysis of reportable segment information appears on page 13.

RESULTS OF OPERATIONS
1998 Compared with 1997

Sales

Net sales for the full year 1998 (52 weeks) were $2.180 billion, down two percent from the previous year's 53-week sales of $2.226 billion. The decline resulted from the shorter 1998 accounting period along with lower sales in the fourth quarter for both operating segments.

Sales for the home furnishings segment totaled $1.866 billion, down less than two percent from the 53-week 1997 fiscal year. Sales growth in both window fashions (due primarily to increased volume in the home improvement retail business) and bath fashions (due to stronger rug demand) partially offset declines in sales of bed fashions and baby products. Bedding sales were lower, principally in the core solid color business with the department store trade and in certain licensed bedding products.

Specialty fabrics sales of $314.4 million were almost five percent lower than the 1997 level due to last year's 53-week year and the divestitures of the UltraSuede and Industrial Products businesses in August and December 1998, respectively.

Earnings

Net income for the year was $37.3 million, or $1.97 per diluted share, compared to $69.0 million, or $3.34 per diluted share, in 1997. Excluding the impact of unusual items, full-year 1998 earnings would have been $50.1 million, or $2.64 per diluted share, compared to $73.5 million, or $3.56 per diluted share in 1997, a decrease of approximately 32 percent. Unusual items impacting earnings in 1998, net of taxes, included realignment expenses of $12.3 million associated with the Company's restructuring of its fabric manufacturing operations and the closing of its Rock Hill Printing and Finishing facility, an aggregate gain of $8.6 million on the sales of the Company's UltraSuede business and its Rock Hill facility, Year 2000 costs of $4.4 million, an impairment charge of $3.0 million recorded in connection with the consolidation and modernization of terry manufacturing operations, and aggregate losses of $1.7 million on the divestitures of the Industrial Products and Springfield divisions. Unusual items which impacted 1997 earnings, net of taxes, included Year 2000 expenses of $1.7 million, realignment expenses of $6.9 million related to the restructuring of fabric manufacturing operations, and a gain of $4.1 million on the sale of an investment.

In the home furnishings segment, pretax operating earnings of $69.7 million declined by $40.9 million, after considering unusual items which impacted this segment's earnings. Excluding the effect of unusual items from both years, the segment's operating earnings were $38.8 million lower than the previous year. The decline in profits is due principally to lower sales volume in the core solid color bedding business to the department store trade, a decline in demand for certain licensed bedding products in the latter part of the year, close out sales, and production curtailments associated in part with the Company's efforts to reduce inventories. Additionally, profits were negatively affected by severance costs related to several of the Company's cost-cutting initiatives, and a pretax charge of $7.5 million for uncollectible receivables in the Company's window fashions business.

The specialty fabrics segment's pretax operating profits were $1.5 million lower than their 1997 level, after considering the impact of unusual items. Before unusual items, which included a pretax restructuring charge of $14.9 million for the closing of the Rock Hill Printing and Finishing facility, full-year operating earnings for the specialty fabrics segment increased by $14.3 million. Improvements came in both the retail fabric and Springfield apparel fabric businesses and were attributable to a change in product mix, reduced fixed costs as a result of closing the Rock Hill facility and a decrease in selling, general and administrative expenses.

Included in other income were an $11.1 million pretax gain on the sale of the Company's UltraSuede business, previously part of the Company's specialty fabrics segment, and a $2.8 million pretax gain on the sale of the Rock Hill facility. Included in other income for 1997 was a pretax gain on the sale of an investment of $6.6 million.

1997 Compared with 1996

Sales

For 1997, a 53-week fiscal period, sales of $2.226 billion increased less than one percent from the previous year's sales of $2.221 billion. After adjusting for the 1996 divestiture of the Company's former subsidiary Clark-Schwebel, Inc., sales for 1997 rose more than three percent.

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

Earnings

Net income for 1997 was $69.0 million, or $3.34 per diluted share, compared to $84.9 million, or $4.12 per diluted share, in 1996. Excluding realignment expenses, a gain on the sale of an investment, and Year 2000 expenses, 1997 earnings amounted to $73.5 million, or $3.56 per diluted share, a 14 percent increase over 1996 earnings before unusual items of $64.6 million, or $3.13 per diluted share.

Operating profits of $115.1 million in 1997 exceeded the prior year's operating profits of $79.8 million by 44 percent. Excluding restructuring and realignment expenses and Year 2000 expenses, operating profits for 1997 would have been $129.0 million, compared to $113.8 million in 1996. The home furnishings segment reported operating profits of $110.6 million, which more than doubled the previous year's earnings. Excluding restructuring and realignment expenses and Year 2000 expenses from both years, the home furnishings segment's operating earnings would have been $123.2 million, compared to $85.3 million in 1996.

For 1997, the specialty fabrics segment's operating earnings fell by more than 80 percent. Excluding the earnings of Clark-Schwebel from 1996, the segment's operating earnings fell by more than 70 percent. Operating profits from sales of retail fabrics and certain woven apparel fabrics declined sharply from the prior year. Profits were impacted by lower sales of home sewing fabrics, an adverse change in product mix, and price pressures resulting from a weak

   Management's Discussion And Analysis Of Operations And Financial Condition

                            Springs Industries, Inc.

retail market for apparel. Additionally, the segment experienced manufacturing inefficiencies which were acted upon by management subsequent to year end, as discussed in Note 4 to the financial statements.

The increase in the effective income tax rate to 33.0 percent in 1997, compared to 15.4 percent in 1996, was primarily the result of the absence in 1996 of any federal income tax on the book gain arising from the sale of Clark-Schwebel, Inc.

INFLATION AND CHANGING PRICES
The replacement cost of property, plant and equipment is generally greater than the historical cost shown on the Consolidated Balance Sheet due to inflation that has occurred since the property was placed in service.

Springs uses the LIFO method of accounting for approximately 83 percent of its inventories. Under this method, the cost of goods sold reported in the Consolidated Statement of Operations generally reflects current costs.

CAPITAL RESOURCES AND LIQUIDITY
The Company's overall cash needs for 1998 were provided from operations, asset sales, business divestitures and long-term borrowings. Debt, net of cash and cash equivalents, as a percent of total capital was 30.6 percent at January 2, 1999, compared to 23.6 percent at January 3, 1998. In 1998, the Company borrowed $125 million under a long-term credit facility at a variable rate, which is currently 5.6 percent per annum. During the third quarter of 1998, the Company entered into an interest rate swap agreement for a notional amount of $60 million to effectively fix the interest rate on $60 million of the $125 million long-term loan at 6.1 percent.

In October 1997, the Company's Board of Directors authorized management to purchase, from time to time, up to 2 million shares of Class A common stock in the open market and in private transactions. In August 1998, the Board granted similar authority for management to purchase up to an additional 2 million shares of Class A common stock. As of January 2, 1999, the Company had repurchased 2,408,400 shares pursuant to these authorizations.

The Company invested $120.5 million in new property, plant and equipment during 1998, primarily for manufacturing, distribution and information technology. The Company expects capital expenditures for 1999 to approximate $170 million. Management expects that cash generated by operations, cash received from the sale of the Springfield division, cash on hand at the end of 1998, and borrowings from committed bank lines and commercial paper will adequately provide for the Company's cash needs during 1999.

DIVESTITURES
During the three years ended 1998, the Company sold four specialty fabrics businesses.

Effective January 2, 1999, the Company disposed of the net assets of the Company's Springfield division in exchange for a $10 million preferred equity interest in the buyer and cash of $33 million. A receivable for the cash proceeds received on January 4, 1999, was included in other current assets on the Company's balance sheet as of the end of 1998. Effective December 19, 1998, the Company disposed of its Industrial Products division in exchange for principally $18.5 million in cash and other consideration in the form of notes receivable and a preferred equity interest in the buyer. Effective August 7, 1998, the Company sold its UltraSuede business and certain related assets of the UltraFabrics division. The Company has retained the UltraLeather portion of the UltraFabrics division, which is part of the Company's specialty fabrics segment. The combined effect of these transactions was a pretax gain of $8.4 million which is included in other (income) expense. The combined sales of these businesses included in the Company's 1998 results were $156.6 million, and earnings before interest and taxes totaled approximately $14.3 million.

On April 17, 1996, the Company sold Clark-Schwebel, Inc., for $193 million in cash. A gain of $50.1 million was included in other income for 1996. This business included foreign operations with respect to which a foreign currency translation adjustment of $10.9 million had accumulated at the time of the sale. This translation adjustment was included in the determination of the gain on disposition. Through the date of the divestiture, Clark-Schwebel, Inc., had 1996 sales of $68.9 million and earnings before interest and taxes of $11.3 million.

RESTRUCTURING AND REALIGNMENT
1996 Restructuring

During the second quarter of 1996, the Company adopted a restructuring plan to consolidate and realign its fabric manufacturing operations. In connection with this plan, the Company closed three fabric manufacturing plants, added production in other plants, and increased outside purchases of grey fabric. The Company recorded a pretax charge of $30.4 million during the second quarter of 1996, which included a $16.3 million write-off of plant and equipment, a $6.6 million accrual for anticipated employment severance expenses arising from the elimination of approximately 850 positions, and a $7.5 million accrual primarily for idle plant costs and demolition costs.

The following represents changes in the restructuring accruals since the adoption of the plan: (in millions)

                               Severance         Accrual for
                                Accrual        Other Expenses
-------------------------------------------------------------
Original accrual on
June 28, 1996 .....             $ 6.6             $ 7.5

Cash payments .....              (1.1)             (3.0)
-------------------------------------------------------------

Accrual balance on
December 28, 1996 .               5.5               4.5
Cash payments .....              (3.0)             (2.2)
Adjustments .......               1.8                --
                                 (2.0)               --
-------------------------------------------------------------
Accrual balance on
January 3, 1998 ...               2.3               2.3

Cash payments .....              (0.8)             (1.4)

Adjustments .......              (1.5)             (0.9)
-------------------------------------------------------------

Accrual balance on
January 2, 1999 ...             $ 0.0             $ 0.0
=============================================================

   Management's Discussion And Analysis Of Operations And Financial Condition

                            Springs Industries, Inc.


The plan benefited operating results by reducing the volume of linear yards and second-quality units produced, reducing the complexity of the finishing process, and increasing manufacturing flexibility with respect to the use of finished roll stock.

During 1997, Springs reduced the accrual for severance by $2.0 million due to lower-than-expected average severance cost per associate. The Company was able to place a greater percentage of the terminated employees in other positions within the Company than had been expected. At the same time, the Company also increased the severance accrual by $1.8 million for severance costs associated with 320 additional positions that were to be eliminated at other manufacturing facilities.

During 1998, Springs again reduced the severance accrual by approximately $1.5 million due to continued favorable experience relative to the Company's earlier expectations as to the number of associates to whom severance would have to be paid.

The restructuring plan was completed during the fourth quarter of 1998. The accrual for other expenses was reduced by $0.9 million primarily due to lower-than-expected idle plant costs.

The Company has incurred realignment expenses of $20.2 million, including $5.3 million in 1998, for equipment relocation and other expenses related to the 1996 plan that do not qualify as "exit costs" as defined by Emerging Issues Task Force Issue No. 94-3.

1998 Restructuring

In the first quarter of 1998, the Company adopted a plan to close one of its specialty fabrics facilities, the Rock Hill Printing and Finishing Plant. At that time, the Company recorded a pretax charge of $23.0 million, which included an $11.3 million write-off of plant and equipment, a $4.0 million accrual for anticipated severance costs arising from the elimination of approximately 480 positions, and a $7.7 million accrual primarily for idle plant costs, demolition costs, and costs associated with a defined benefit plan. The expected benefits of this action included lower production costs and better utilization of existing capacity in other facilities. During 1998, the Company began to realize a reduction in product costs as a result of closing the facility.

The following represents changes in the restructuring accruals since the adoption of the plan: (in millions)

                               Severance         Accrual for
                                Accrual         Other Expenses
--------------------------------------------------------------
Original accrual on
February 17, 1998 .              $ 4.0              $ 7.7

Cash Payments .....               (3.0)              (1.2)

Adjustments .......               (1.0)              (6.5)
--------------------------------------------------------------

Accrual balance on
January 2, 1999 ...              $ 0.0              $ 0.0
==============================================================

The restructuring plan was completed during the fourth quarter of 1998. Springs reduced the severance accrual in 1998 due to lower-than-expected cost per associate. The accrual for other expenses was reduced in 1998, primarily as a result of lower-than-anticipated costs associated with a defined benefit plan and the unexpected sale on September 25, 1998, of the Rock Hill facility. As a result of the sale, the Company reversed accruals relating to idle plant costs and demolition costs of approximately $4.3 million.

The Company incurred expenses of $1.3 million for equipment relocation and other realignment expenses related to the 1998 plan which do not qualify as "exit costs" as defined by Emerging Issues Task Force Issue No. 94-3.

IMPAIRMENT CHARGE AND SEVERANCE ACCRUAL
During 1998, the Company adopted a plan to invest $67 million to consolidate and modernize its Griffin, Georgia and Hartwell, Georgia towel weaving and yarn operations. Springs announced in September 1998 that under the plan it will invest over $26 million, as part of the $67 million plan, to modernize and expand production at its Griffin Plant No. 5. The Company began to consolidate production from its Griffin Plant No. 1 into its Griffin Plant No. 5 and its Hartwell, Georgia facility in January 1999, with an expected completion date of mid-1999. The Company expects that 300 positions will be eliminated as a result of the consolidation and, therefore, recorded a severance accrual of approximately $1.4 million in its 1998 earnings. The Company also recorded a pretax impairment charge of approximately $4.8 million in connection with the consolidation and modernization of terry manufacturing operations.

YEAR 2000 COMPUTER ISSUE

Overview

The "Year 2000 Computer Issue" arises because many computer programs use only two digits to refer to a year. If uncorrected, these computer programs may not be able to distinguish between the years 1900 and 2000 and consequently may fail to operate or may produce unpredictable results.

Springs has been addressing the Year 2000 Computer Issue within its information technology and non-information technology systems through a Company-wide Year 2000 Project. Non-information technology systems typically include embedded technology such as computer chips within manufacturing equipment and building security systems. (Information technology and non-information technology systems are hereinafter referred to as "information systems.") The Company's Year 2000 Project commenced in 1996 and is directed by an internal Program Management Office. In general, Springs' Year 2000 Project is proceeding on or ahead of schedule.

In addition, in 1993, the Company began a series of capital investment projects to improve internal operations and customer service by consolidating and replacing certain information systems. As part of these capital projects, the Company has been replacing certain older, non-compliant information systems with Year 2000 compliant information systems. These capital projects are expected to be completed by the end of the second quarter of 1999.

Year 2000 Project

The Company organized its Year 2000 Project into six broad phases: (1) development of a Company-wide inventory of information systems, (2) development of Company-wide standards, processes and guidelines for remediation, testing

   Management's Discussion And Analysis Of Operations And Financial Condition

                            Springs Industries, Inc.

and certification, (3) remediation, (4) testing, (5)certification, and (6) development of contingency plans, as necessary. The Company will certify an information system as Year 2000 compliant only after the information system satisfies the Company's established test criteria. The Company completed the inventory of its information systems in 1997. The Company divided the tasks of remediating information systems which would not be replaced through a capital project into two major efforts (business applications and process logic controllers) and also undertook a project to contact certain key trading partners.

(a) Business Applications: This project addresses all Company business applications, such as general ledger, accounts receivable, order fulfillment and payroll, and the technical infrastructure which supports them. As of January 2, 1999, the Company has certified approximately 90 percent of its business applications' lines of code as Year 2000 compliant. The remaining lines of code are in the testing phase. The Company expects to certify all business applications and supporting technical infrastructure as Year 2000 compliant by the end of its first quarter of 1999.

(b) Process Logic Controllers: This project addresses the hardware, software and associated embedded chips that are used in the operation of all facilities and manufacturing equipment used by the Company. As of January 2, 1999, approximately 90 percent of the Company's process logic controllers are Year 2000 compliant. The Company projects that the rest will be repaired or replaced by the end of its second quarter of 1999.

(c) Trading Partners: This project involves identifying critical vendors and customers and communicating with them about their compliance status and plans. The Company contacted all trading partners with which it does over $100,000 in business annually, all electronic data interchange trading partners, any other critical trading partner that did not otherwise meet the criteria, and all utilities which serve the Company in order to request written information regarding each trading partner's Year 2000 compliance status. The Company has been receiving written responses which indicate whether its trading partners are or plan to become Year 2000 compliant. The Company is aware that these written responses may not accurately represent the Year 2000 compliance status of its trading partners. The Company is continuing to follow up with its trading partners and intends to develop contingency plans as necessary.

Costs

The total cost of the Company's Year 2000 Project is not expected to be material to the Company's financial position. The Company presently expects to incur approximately $18 million of pretax expense in connection with its Year 2000 Project. Approximately $2.8 million of pretax expense was incurred in fiscal 1997, the first year in which the Company incurred Year 2000 expenses. Expenses totaling approximately $7.1 million were incurred during 1998 related to this effort. The funds to complete the remediation efforts are expected to be provided from cash flow from operations and short-term investments.

Acquisitions

During January 1999, the Company acquired American Fiber Industries, LLC and Regal Rugs, Inc. The Company plans to complete a detailed inventory and assessment of the information systems in each acquired entity by the end of its first quarter of 1999. Due diligence completed prior to these acquisitions indicates that any necessary remediation or replacement of information systems should not have a material impact on the Company's estimated total Year 2000 project expenses or the Company's ability to complete its Year 2000 project prior to the end of 1999.

Risks

Due to the numerous uncertainties inherent in the Year 2000 Computer Issue, the Company cannot ensure, despite its ongoing communications with its trading partners, that its most important suppliers and customers will be Year 2000 compliant on time. The failure of critical suppliers or customers to timely correct their Year 2000 Computer problems could materially and adversely affect the Company's operations and financial condition, even resulting in interruption of normal business operations. The Company has implemented and certified a contingency plan to continue transacting business with electronic data interchange trading partners who do not implement the Year 2000 version of the electronic data interchange software. The Company has not completed written contingency plans for the complete business failure of its key trading partners, which at this point appears to be unlikely. The Company is able to identify alternative raw materials suppliers in the event a critical supplier fails to timely correct a Year 2000 problem, disrupting its supply of products.

A failure on the part of the Company to timely complete a Year 2000 remediation project or capital project in one or more of its divisions also could result in an interruption in, or failure of, normal business operations and could materially and adversely affect the Company's financial condition. At the end of 1998, however, all projects are proceeding according to plan. The Company believes that all projects will be completed by the end of 1999. The Company will continue to monitor all Year 2000 projects and capital projects and will develop contingency plans for specific business divisions, if required.

The Company is preparing contingency plans to address the possibility of information systems failures at each of its facilities. The Company expects to complete these contingency plans during its first quarter of 1999.

At this point, the Company cannot determine whether any other contingency plans are necessary or whether any such plan could completely alleviate the risk to the Company of its own or a key trading partner's failure to timely become Year 2000 compliant.

Forward-looking statements contained in this Year 2000 Computer Issue section should be read in conjunction with the Company's disclosures under the heading "FORWARD-LOOKING INFORMATION" on page 33.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS
Interest Rate Risk - Springs is exposed to interest rate volatility with regard to existing issuances of variable rate debt. The Company uses interest rate swaps to reduce interest rate volatility and funding costs associated with certain debt issues and to achieve a desired proportion of variable versus fixed-rate debt, based on current and projected market conditions. The table below provides information for the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average rates by expected maturity dates.

   Management's Discussion And Analysis Of Operations And Financial Condition

                            Springs Industries, Inc.

                                                          Expected Maturity Date                                    Fair Value
                                                          ----------------------                                    ----------
                                                                                                                    January 2,
                                   1999        2000         2001        2002        2003     Thereafter    Total      1999
------------------------------------------------------------------------------------------------------------------------------
                                                              (in millions)
Long-term debt:
   Fixed rate instruments         $ 5.8       $ 5.1        $ 5.1       $ 5.1       $ 5.1       $ 29.4      $ 55.6     $ 63.7
      Average interest rate         9.4%        9.4%         9.4%        9.4%        9.3%         8.5%
   Variable rate instruments      $15.5       $15.5        $24.0       $33.0       $33.0       $112.7      $233.7     $233.7
      Average interest rate         5.5%        5.5%         5.5%        5.5%        5.5%         5.5%
------------------------------------------------------------------------------------------------------------------------------
       Total                                                                                               $289.3     $297.4
==============================================================================================================================

Interest rate swaps:
Pay fixed/receive variable
   1995 notional amounts          $14.3       $14.3        $14.3       $14.3       $14.3       $ 22.1      $ 93.6     $ (3.4)
      Average pay rate              6.7%        6.7%         6.7%        6.7%        6.7%         6.7%
   1998 notional amounts          $ 0.0       $ 0.0        $ 2.1       $ 8.6       $ 8.6       $ 40.7      $ 60.0     $ (1.8)
      Average pay rate              6.1%        6.1%         6.1%        6.1%        6.1%         6.1%
------------------------------------------------------------------------------------------------------------------------------
       Total                                                                                               $153.6     $ (5.2)
==============================================================================================================================

Commodity Price Risk - The Company is exposed to price fluctuations related to anticipated purchases of certain raw materials, primarily cotton fiber. Springs uses a combination of forward delivery contracts and exchange-traded futures contracts, consistent with the size of its business, to reduce the Company's exposure to price volatility. Management assesses these contracts on a continuous basis to determine if contract prices will be recovered through subsequent sales. The fair value of commodity contracts held at year-end 1998 was not material, and near-term changes in commodity prices are not expected to have a material impact on the Company's future earnings or cash flows.

ACCOUNTING CHANGES
In 1998, the Company adopted several pronouncements issued by the Financial Accounting Standards Board (FASB). FASB Statement No. 130, "Reporting Comprehensive Income," requires the components of comprehensive income to be disclosed in the financial statements. FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires certain information to be reported about operating segments on a basis consistent with the Company's internal organizational structure. FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," revises the disclosures for pensions and other postretirement benefits and standardizes them into a combined format. Required disclosures have been made, and applicable prior years' information has been reclassified for the impact of adopting these statements. The adoption of these statements had no impact on the Company's reported financial position, results of operations, or cash flows.

RECENTLY ISSUED ACCOUNTING STANDARDS
In March 1998, the Accounting Standards Executive Committee issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard, which will be adopted in 1999, revised the accounting for software development costs and will require the capitalization of certain costs which the Company has historically expensed. This statement is not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. This Statement will require the Company to recognize all derivatives on the balance sheet at fair value and may impact the Company's earnings depending on the instruments held at the time of adoption. The Company has not yet determined what impact FASB Statement No. 133 will have on its financial position, results of operations, or cash flows.

SUBSEQUENT EVENTS
In January 1999, the Company acquired two separate businesses. On January 5, the Company acquired an additional 50 percent interest in American Fiber Industries, LLC (AFI), a manufacturer and distributor of bed pillows, mattress pads, down comforters and comforter accessories. Springs acquired its original 50 percent interest in AFI in February 1997. The cost of the remaining interest totaled approximately $15 million, subject to possible adjustments in accordance with the agreement.

Effective January 23, 1999, the Company acquired Regal Rugs, Inc. (Regal), a subsidiary of Readicut International PLC. Regal manufactures bath and accent rugs for sale to department and specialty stores, national chain stores, and catalogs. The purchase price for Regal was approximately $30 million, subject to possible adjustments for asset valuation and incremental tax liabilities of the seller.

FORWARD-LOOKING INFORMATION
This annual report contains forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. Words such as "expects," "believes," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements which include but are not limited to projections of expenditures, savings, completion dates, cash flows, and operating performance. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guaranties of future performance; instead, they relate to situations with respect to which certain risks and uncertainties are difficult to predict. Actual future results and trends, therefore, may differ materially from what is forecasted in forward-looking statements due to a variety of factors, including: the ability of the Company and its suppliers and customers to bring their information systems to readiness for the Year 2000 (see the "Year 2000 Computer Issue" on page 31); the health of the retail economy in general, competitive conditions, and demand for the Company's products; progress toward the Company's cost-reduction goals; unanticipated natural disasters; legal proceedings; labor matters; and the availability and price of raw materials which could be affected by weather, disease, energy costs, or other factors.

                             Selected Financial Data

                            Springs Industries, Inc.


                                                 1998              1997(b)             1996               1995            1994
Summary of Operations: (in millions)
 Net sales ...............................     $2,180.5           $2,226.1           $2,221.0           $2,223.2        $2,060.6

 Income from continuing operations .......         37.3               69.0               88.4(h)            71.6            62.2

 Net income ..............................         37.3(a)            69.0(c)            84.9(d)            71.6            62.2

 Class A cash dividends declared .........         14.9               16.9               16.7               14.8            11.8

 Class B cash dividends declared .........          8.7                8.8                9.0                8.9             8.5
--------------------------------------------------------------------------------------------------------------------------------

Per Share of Common Stock:
 Income from continuing operations-diluted         1.97               3.34               4.29(h)            3.69            3.48

 Net income-diluted ......................         1.97(a)            3.34(c)            4.12(d)            3.69            3.48

 Class A cash dividends declared .........         1.32               1.32               1.32               1.26            1.20

 Class B cash dividends declared .........         1.20               1.20               1.20               1.14            1.08

 Shareowners' equity .....................        40.62              40.69              38.75              36.48           33.20

 Class A stock price range:
   High ..................................           61             54 3/4             50 1/2             44 3/4              41

   Low ...................................       31 3/4                 41             38 3/8             35 1/4          29 1/4
--------------------------------------------------------------------------------------------------------------------------------

Statistical Data:
 Net income to net sales .................          1.7%(a)            3.1%(c)            3.8%(d)            3.2%            3.0%

 Net income to average shareowners' equity          5.0%(a)            8.6%(c)           11.1%(d)           10.8%           11.2%

 Operating return on assets employed(e) ..          5.8%               8.6%               8.8%               9.8%           10.4%

 Inventory turnover(f) ...................          4.1                4.6                4.8                5.3             5.8

 Accounts receivable turnover(g) .........          6.6                6.4                6.4                6.5             6.4

 Net sales divided by average assets .....          1.5                1.6                1.5                1.5             1.6

 Current ratio ...........................          3.4                3.3                3.1                2.9             2.5

 Capital expenditures (in millions) ......     $  120.5           $   99.3           $   75.1           $   75.2        $   92.6

 Depreciation (in millions) ..............     $   82.3           $   78.8           $   80.8           $   84.6        $   79.7

 Approximate number of shareowners .......        2,636              2,856              3,000              3,200           3,200

 Average number of associates ............       18,000             20,100             21,700             22,600          20,300
--------------------------------------------------------------------------------------------------------------------------------

Selected Balance Sheet Data: (in millions)
 Net working capital .....................     $  554.9           $  546.4           $  537.4           $  506.3        $  373.0

 Net property ............................        555.4              541.2              534.6              614.0           555.3

 Total assets ............................      1,435.3            1,409.3            1,398.5            1,527.5         1,289.0

 Long-term debt ..........................        268.0              164.3              177.6              326.9           265.4

 Shareowners' equity .....................        724.1              804.6              780.8              734.5           584.1
--------------------------------------------------------------------------------------------------------------------------------

                             Selected Financial Data

                            Springs Industries, Inc.

Notes

(a) Net of restructuring and realignment expenses of $12.3 million, Year 2000 expenses of $4.4 million, gains of $8.6 million on the Company's sale of its UltraSuede business and the Rock Hill facility, losses of $1.7 million on the Company's sale of its Industrial Products and Springfield divisions, and an impairment charge of $3.0 million recorded in connection with the consolidation and modernization of terry manufacturing operations. Without these unusual items, net income would have been $50.1 million, or $2.64 per diluted share, net income to net sales would have been 2.3 percent, and the return on average shareowners' equity would have been 6.7 percent.

(b) Fiscal year 1997 includes 53 weeks, whereas all other years include 52 weeks.

(c) Net of restructuring and realignment expenses of $6.9 million, a $4.1 million gain on the sale of an investment, and Year 2000 expenses of $1.7 million. Without these unusual items, net income would have been $73.5 million, or $3.56 per diluted share, net income to net sales would have been
    3.3 percent, and the return on average shareowners' equity would have been
    9.2 percent.

(d) Net of restructuring and realignment expenses of $21.0 million, a gain of $50.1 million on the sale of Clark-Schwebel, Inc., an extraordinary loss, net of an income tax benefit of $2.2 million, of $3.6 million, and other write-offs. Without these unusual items, net income would have been $64.6 million, or $3.13 per diluted share, net income to net sales would have been
    2.9 percent, and the return on average shareowners' equity would have been
    8.5 percent.

(e) Pretax income before interest expense divided by average of month-end total assets used in operations. For 1998, pretax income was net of restructuring and realignment expenses, Year 2000 expenses, gains on the Company's sales of its UltraSuede business and the Rock Hill facility, losses on the Company's sales of its Industrial Products and Springfield divisions, and an impairment charge in connection with the consolidation and modernization of terry manufacturing operations. Without these unusual items, operating return on assets employed would have been 7.2 percent. For 1997, pretax income was net of realignment expenses, a gain on the sale of an investment, and Year 2000 expenses. Without these unusual items, operating return on assets employed would have been 9.2 percent. For 1996, pretax income was net of restructuring and realignment expenses, a gain on the sale of Clark-Schwebel, Inc. and other write-offs. Without these unusual items, operating return on assets employed would have been 8.3 percent.

(f) Cost of goods sold divided by average of month-end inventories.

(g) Net sales divided by average of month-end receivables.

(h) Differs from net income by an extraordinary loss of $3.6 million due to an early extinguishment of debt, net of an income tax benefit of $2.2 million, or $0.17 per diluted share.

Note: Selected Financial Data includes the following since their respective dates of acquisition: Dundee Mills, Incorporated, May 1995; Dawson Home Fashions, Inc., May 1995; and Nanik Window Coverings Group, July 1995. Selected Financial Data also includes the following until their respective dates of disposition: Clark-Schwebel Distribution Corp., June 1994; the Company's Intek office panel fabrics business, December 1995; Clark-Schwebel, Inc., April 1996; the Company's UltraSuede business, August 1998; the Company's Industrial Products division, December 1998; and the Company's Springfield division, December 1998.

36

                      Quarterly Financial Data (Unaudited)
                            Springs Industries, Inc.


(In millions except per share data)

                                                            1998
                                  -----------------------------------------------------
Quarter                              1st         2nd        3rd       4th        Year
Net sales .....................   $   556.7  $   537.1  $   578.3  $   508.4  $ 2,180.5

Gross profit ..................   $   101.6  $    93.2  $    99.2  $    90.7  $   384.7

Income before
 unusual items ................   $    13.2  $     7.7  $    14.7  $    14.5  $    50.1

Year 2000 expenses ............        (0.9)      (1.4)      (1.3)      (0.8)      (4.4)

Restructuring and realignment .       (15.4)      (0.8)       2.8        1.1      (12.3)

Sales of businesses and
  Rock Hill facility ..........           -          -        8.6       (1.7)       6.9

Impairment charge .............           -          -       (3.0)         -       (3.0)

Sale of an investment .........           -          -          -          -          -
---------------------------------------------------------------------------------------
Net income ....................   $    (3.1) $     5.5  $    21.8  $    13.1  $    37.3
=======================================================================================
Earnings per common
share-diluted

Income before
  unusual items ...............   $    0.66  $    0.40  $    0.80  $    0.80  $    2.64

Year 2000 expenses ............       (0.04)     (0.08)     (0.07)     (0.05)     (0.23)

Restructuring and realignment .       (0.78)     (0.04)      0.15       0.06      (0.64)

Sales of businesses and
  Rock Hill facility ..........           -          -       0.47      (0.09)      0.36

Impairment charge .............           -          -      (0.16)         -      (0.16)

Sale of an investment .........           -          -          -          -          -
---------------------------------------------------------------------------------------
Net income ....................   $   (0.16) $    0.28  $    1.19  $    0.72  $    1.97
=======================================================================================
                                                             1997
                                     -----------------------------------------------------
Quarter                                  1st       2nd        3rd       4th(1)     Year(1)
Net sales .....................      $   543.0  $   528.9  $   579.3  $   574.9  $ 2,226.1

Gross profit ..................      $    96.2  $    98.1  $   108.4  $   103.2  $   405.9

Income before
 unusual items ................      $    13.1  $    16.8  $    25.2  $    18.4  $    73.5

Year 2000 expenses ............           (0.2)      (0.3)      (0.4)      (0.8)      (1.7)

Restructuring and realignment .           (1.7)      (1.3)      (1.5)      (2.4)      (6.9)

Sales of businesses and
  Rock Hill facility ..........              -          -          -          -          -

Impairment charge .............              -          -          -          -          -

Sale of an investment .........              -          -        4.1          -        4.1
------------------------------------------------------------------------------------------
Net income ....................      $    11.2  $    15.2  $    27.4  $    15.2  $    69.0
==========================================================================================
Earnings per common
share-diluted

Income before
  unusual items ...............      $    0.64  $    0.81  $    1.21  $    0.90  $    3.56

Year 2000 expenses ............          (0.02)     (0.01)     (0.02)     (0.05)     (0.09)

Restructuring and realignment .          (0.08)     (0.07)     (0.07)     (0.11)     (0.33)

Sales of businesses and
  Rock Hill facility ..........              -          -          -          -          -

Impairment charge .............              -          -          -          -          -

Sale of an investment .........              -          -       0.20          -       0.20
------------------------------------------------------------------------------------------
Net income ....................      $    0.54  $    0.73  $    1.32  $    0.74  $    3.34
==========================================================================================

(1) 14 weeks for the quarter and 53 weeks for the year.

DIVIDENDS AND PRICE RANGE OF COMMON STOCK

                                               1998                                            1997
                         --------------------------------------------     ----------------------------------------------
Quarter                    1st      2nd        3rd      4th     Year        1st       2nd      3rd        4th       Year
Per share:

Class A dividends
  declared .........     $  .33   $  .33     $  .33   $  .33   $ 1.32     $  .33     $  .33   $  .33     $  .33   $ 1.32

Class B dividends
  declared .........        .30      .30        .30      .30     1.20        .30        .30      .30        .30     1.20
========================================================================================================================
Common stock prices:

  High .............     58 1/16      61     46 1/2   42 1/4       61     47 1/2     54 3/4       54     53 1/16  54 3/4

  Low ..............     50 1/8   45 1/4     32 7/16  31 3/4   31 3/4         41     42 7/8   43 11/16   43 13/16     41
========================================================================================================================