Form 10-K, Exhibit 13
period 2000-01-01
SPRINGS INDUSTRIES INC
filed 2000-03-29
CIK 93102

                                                                      EXHIBIT 13

12

                  Management's Report on Financial Statements


 The management of the Company is responsible for the preparation of the consolidated financial statements and related financial information included in this annual report. The statements, which include amounts based on management's estimates, have been prepared in conformity with accounting principles generally accepted in the United States of America.

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


/s/ Jeffrey A. Atkins

Jeffrey A. Atkins
Executive Vice President --
Chief Financial Officer



                          Independent Auditors' Report


To the Board of Directors of Springs Industries, Inc.

We have audited the accompanying consolidated balance sheet of Springs Industries, Inc. (the Company) as of January 1, 2000 and January 2, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 1, 2000 and January 2, 1999, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Charlotte, North Carolina
January 31, 2000

                      CONSOLIDATED STATEMENT OF OPERATIONS
                            Springs Industries, Inc.

(In thousands except per share data)

For the Fiscal Years Ended January 1, 2000, January 2, 1999, and January 3, 1998 (53 weeks)


OPERATIONS                                                       1999             1998              1997
NET SALES .............................................      $ 2,220,403       $ 2,180,497       $ 2,226,075

Cost and expenses:

    Cost of goods sold ................................        1,800,903         1,795,757         1,820,131

    Selling, general and administrative expenses ......          278,174           263,806           266,194

    Provision for uncollectible receivables ...........            7,297            16,401            10,747

    Restructuring and realignment expenses ............               --            19,948            11,137

    Year 2000 expenses ................................            1,012             7,067             2,751

    Interest expense ..................................           26,520            25,069            18,583

    Other income ......................................           (8,497)          (16,588)           (9,814)

    Other expense .....................................            3,766            10,258             3,409

         Total ........................................        2,109,175         2,121,718         2,123,138

Income before income taxes ............................          111,228            58,779           102,937

Income tax provision ..................................           42,267            21,450            33,972

          NET INCOME ..................................      $    68,961       $    37,329       $    68,965
============================================================================================================

BASIC EARNINGS PER COMMON SHARE .......................      $      3.86       $      2.01       $      3.43
============================================================================================================

DILUTED EARNINGS PER COMMON SHARE .....................      $      3.80       $      1.97       $      3.34
============================================================================================================

CASH DIVIDENDS DECLARED PER COMMON SHARE:

    Class A common shares .............................      $      1.32       $      1.32       $      1.32

    Class B common shares .............................      $      1.20       $      1.20       $      1.20
============================================================================================================

BASIC WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING ......           17,869            18,549            20,122

Dilutive effect of stock-based compensation awards ....              299               389               546

DILUTED WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING ....           18,168            18,938            20,668
============================================================================================================

See Notes to Consolidated Financial Statements.

14
                           CONSOLIDATED BALANCE SHEET
                            Springs Industries, Inc.

(In thousands except share data)
January 1, 2000 and January 2, 1999


                                                                              1999               1998
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents ......................................      $     4,210       $    48,127
    Accounts receivable, net .......................................          302,210           265,263
    Inventories, net ...............................................          479,328           387,988
    Other ..........................................................           37,669            76,834
-------------------------------------------------------------------------------------------------------
         Total current assets ......................................          823,417           778,212
-------------------------------------------------------------------------------------------------------
PROPERTY (AT COST):
    Land and improvements ..........................................           19,046            19,187
    Buildings ......................................................          239,968           245,616
    Machinery and equipment ........................................        1,193,863         1,079,149
-------------------------------------------------------------------------------------------------------

         Total .....................................................        1,452,877         1,343,952
    Accumulated depreciation .......................................         (827,234)         (794,298)
-------------------------------------------------------------------------------------------------------

         Property, net .............................................          625,643           549,654
-------------------------------------------------------------------------------------------------------


GOODWILL AND OTHER ASSETS ..........................................          125,938            97,585
-------------------------------------------------------------------------------------------------------
          TOTAL ....................................................      $ 1,574,998       $ 1,425,451
=======================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Short-term borrowings ..........................................      $    35,450       $        --
    Current maturities of long-term debt ...........................           21,203            21,313
    Accounts payable ...............................................          106,569           104,796
    Accrued wages and salaries .....................................           11,190            13,560
    Accrued incentive pay and benefit plans ........................           42,702            26,723
    Income taxes payable ...........................................           18,101             5,523
    Other accrued liabilities ......................................           65,206            50,471
-------------------------------------------------------------------------------------------------------

         Total current liabilities .................................          300,421           222,386
-------------------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
    Long-term debt .................................................          283,534           267,991
    Accrued benefit and deferred compensation ......................          179,472           179,885
    Other ..........................................................           36,700            31,073
-------------------------------------------------------------------------------------------------------

         Total noncurrent liabilities ..............................          499,706           478,949
-------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:

    Class A common stock - $.25 par value (10,844,536 and 10,728,594
      shares issued in 1999 and 1998, respectively) ................            2,712             2,682
    Class B common stock - $.25 par value (7,156,663 and 7,196,864
      shares issued and outstanding in 1999 and 1998, respectively)             1,789             1,799
    Additional paid-in capital .....................................          103,584           100,446
    Retained earnings ..............................................          678,170           631,943
    Cost of Class A stock in treasury (95,850 and 98,313 shares
      in 1999 and 1998, respectively) ..............................           (2,181)           (2,230)
    Accumulated other comprehensive loss ...........................           (9,203)          (10,524)
-------------------------------------------------------------------------------------------------------

         Total shareholders' equity ................................          774,871           724,116
-------------------------------------------------------------------------------------------------------

          TOTAL ....................................................      $ 1,574,998       $ 1,425,451
=======================================================================================================

See Notes to Consolidated Financial Statements.

                            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY Springs Industries, Inc.


(In thousands)
                                                                  Accumulated
For the Fiscal Years Ended                Total                      Other                                   Additional   Class A
January 1, 2000, January 2, 1999,      Shareholders'  Retained   Comprehensive   Class A        Class B        Paid-In   Stock Held
and January 3, 1998 (53 weeks)            Equity      Earnings   Income (Loss) Common Stock   Common Stock     Capital   in Treasury
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 28, 1996 .......   $ 780,779    $ 675,533    $ (7,792)      $3,187           $ 1,877     $ 110,352      $(2,378)

Comprehensive Income:
   Net income ......................      68,965       68,965          --           --                --            --           --
   Other comprehensive income,
      before tax:
     Foreign currency translation
      adjustment ...................      (1,078)          --      (1,078)          --                --            --           --
     Minimum pension liability
      adjustment ...................          94           --          94           --                --            --           --
     Unrealized gains on securities,
      net of reclassification
      adjustment ...................       1,099           --       1,099           --                --            --           --
   Income tax expense related
      to items of other
      comprehensive income .........        (455)          --        (455)          --                --            --           --
                                       ---------
   Total comprehensive income,
      net of tax ...................      68,625
                                       ---------
Exchange of Class B common stock
   for Class A common stock ........          --           --          --           59               (59)           --           --
Shares awarded under various
   employee plans ..................         569           --          --            2                --           465          102
Shares reacquired by the Company ...     (19,716)     (17,485)         --          (98)               --        (2,133)          --
Dividends declared .................     (25,659)     (25,659)         --           --                --            --           --
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 3, 1998 .........   $ 804,598    $ 701,354    $ (8,132)     $ 3,150           $ 1,818     $ 108,684      $(2,276)

Comprehensive Income:
Net income .........................      37,329       37,329          --           --                --            --           --
   Other comprehensive income,
     before tax:
     Foreign currency translation
       adjustment ..................      (2,362)          --      (2,362)          --                --            --           --
     Minimum pension liability
       adjustment ..................         465           --         465           --                --            --           --
   Income tax expense related to
     items of other comprehensive
     income ........................        (495)          --        (495)          --                --            --           --
                                       ---------
   Total comprehensive income,
    net of tax .....................      34,937
                                       ---------
Exchange of Class B common stock
   for Class A common stock ........          --           --          --           19               (19)           --           --
Shares awarded under various
   employee plans ..................         593           --          --            3                --           544           46
Exercise of stock options ..........       2,441           --          --           15                --         2,426           --
Shares reacquired by
  the Company ......................     (94,816)     (83,103)         --         (505)               --       (11,208)          --
Dividends declared .................     (23,637)     (23,637)         --           --                --            --           --
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 2, 1999 .........   $ 724,116    $ 631,943    $(10,524)     $ 2,682           $ 1,799     $ 100,446      $(2,230)

Comprehensive Income:
   Net income ......................      68,961       68,961          --           --                --            --           --
   Other comprehensive income,
     before tax:
     Foreign currency translation
       adjustment ..................         910           --         910           --                --            --           --
     Minimum pension liability
       adjustment ..................         689           --         689           --                --            --           --
   Income tax expense related
       to items of other
       comprehensive income ........        (278)          --        (278)          --                --            --           --
                                       ---------
   Total comprehensive income,
       net of tax ..................      70,282
                                       ---------
Exchange of Class B common stock
   for Class A common stock ........          --           --          --           10               (10)           --           --
Shares awarded under various
   employee plans ..................         933           --          --            6                --           878           49
Exercise of stock options ..........       2,274           --          --           14                --         2,260           --
Dividends declared .................     (22,734)     (22,734)         --           --                --            --           --
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 2000 .........   $ 774,871    $ 678,170    $ (9,203)     $ 2,712           $ 1,789     $ 103,584      $(2,181)
===================================================================================================================================

See Notes to Consolidated Financial Statements.

16

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            Springs Industries, Inc.

(In thousands)
For the Fiscal Years Ended January 1, 2000, January 2, 1999, and
January 3, 1998  (53 weeks)


OPERATING ACTIVITIES:                                               1999            1998          1997
    Net income .............................................     $  68,961      $  37,329      $  68,965

    Adjustments to reconcile net income to net cash provided by operating activities:

         Depreciation and amortization .....................       101,292         86,951         84,565
         Gains on sales of businesses,
           property and other assets .......................        (2,989)        (7,339)        (6,047)
         Deferred income taxes .............................        (4,364)         3,542          7,596
         Provision for restructuring .......................            --         13,388          1,800
         Provision for uncollectible receivables ...........         7,297         16,401         10,747
         Changes in operating assets and liabilities,
            net of effects of business acquisitions
            and sales of businesses:

             Accounts receivable ...........................       (39,329)        11,316         19,555
             Inventories ...................................       (72,293)         1,081        (49,399)

             Accounts payable and other accrued liabilities         23,881        (10,592)       (21,184)

             Accrued restructuring costs ...................            --         (7,305)        (7,115)

             Other, net ....................................        (8,956)       (13,218)         1,057
--------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities .........        73,500        131,554        110,540
--------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:

    Purchases of property ..................................      (166,817)      (115,033)       (99,331)

    Business acquisitions, net of cash acquired ............       (52,513)            --         (6,429)

    Notes receivable .......................................          (610)           (40)       (14,000)

    Principal collected on notes receivable ................         7,979          7,119          3,447

    Net proceeds from sales of businesses, property
        and other assets ...................................        67,860         39,686         17,857

--------------------------------------------------------------------------------------------------------
         Net cash used for investing activities ............      (144,101)       (68,268)       (98,456)
--------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:

    Proceeds from (repayments of) short-term
        borrowings, net ....................................        34,229         (7,450)         7,450

    Proceeds from long-term debt ...........................        80,000        125,000          1,587

    Repayments of long-term debt ...........................       (66,911)       (14,435)        (7,409)

    Repurchase of Class A common shares ....................            --        (96,206)       (18,325)

    Proceeds from exercise of stock options ................         2,073          1,876             --

    Payment of cash dividends ..............................       (22,707)       (24,317)       (25,733)
--------------------------------------------------------------------------------------------------------
         Net cash provided by (used for) financing
           activities ......................................        26,684        (15,532)       (42,430)
--------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS ....................................       (43,917)        47,754        (30,346)

CASH AND CASH EQUIVALENTS AT
   BEGINNING OF YEAR .......................................        48,127            373         30,719
--------------------------------------------------------------------------------------------------------

          CASH AND CASH EQUIVALENTS AT END OF YEAR .........     $   4,210      $  48,127      $     373
========================================================================================================
CASH PAID DURING THE YEAR FOR:

    Interest ...............................................     $  21,433      $  19,279      $  17,808
--------------------------------------------------------------------------------------------------------
    Income taxes ...........................................     $  36,024      $  22,119      $  27,009
--------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 17
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

REVENUE RECOGNITION: Revenue from product sales is recognized at the time goods are delivered to the customer.

CASH AND CASH EQUIVALENTS: Cash equivalents consist of liquid investments with original maturities of three months or less when purchased.

ACCOUNTS RECEIVABLE: The Company performs ongoing credit evaluations of its customers' financial condition and, typically, requires no collateral from its customers. The reserve for doubtful accounts was $9.7 million at January 1, 2000, and $11.7 million at January 2, 1999. During 1999, net write-offs of approximately $9.3 million for previously-reserved accounts more than offset the current year's provision for doubtful accounts, which totaled $7.3 million.

INVENTORIES: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (LIFO) for approximately 69 percent and 83 percent of inventories at January 1, 2000 and January 2, 1999, respectively. The decrease in inventories valued using LIFO is due primarily to 1999 acquisitions. See Note 3, Acquisitions and Divestitures. The first-in, first-out method (FIFO) is used for all other inventories.

GOODWILL AND OTHER ASSETS: The cost of goodwill and other intangible assets is amortized on a straight-line basis over the estimated periods benefited, typically 20 years. Goodwill and other intangible assets are periodically reviewed to assess recoverability. The Company's policy is to compare the carrying value of goodwill with the expected undiscounted cash flows from operations of the acquired business. Other intangible assets consist of trade names, patents and copyrights.

PROPERTY: Depreciation is computed for financial reporting purposes on a straight-line basis over the estimated useful lives of the related assets, ranging from 10 to 20 years for land improvements, 20 to 40 years for buildings, and 3 to 11 years for machinery and equipment. Certain of the Company's fixed assets are leased through industrial revenue bond financings and other arrangements with county and local authorities.

STOCK-BASED COMPENSATION: The Company measures stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

PURCHASE COMMITMENTS: Periodically the Company enters into forward delivery contracts and futures contracts for the purchase of certain raw materials, consistent with the size of its business, to reduce the Company's exposure to price volatility. Unrealized gains and losses on outstanding futures contracts, which were not material at January 1, 2000 and January 2, 1999, are deferred and subsequently recognized in income as cost of goods sold in the same period as the hedged item. The Company does not hold or issue derivative instruments for trading purposes.

IMPAIRMENT OF LONG-LIVED ASSETS: Long-lived assets are reviewed for impairment when events or changes in business conditions indicate that their full carrying value may not be recoverable. The estimated future undiscounted cash flows associated with such assets are compared to the assets' carrying values to determine if write-downs are required. Pretax impairment charges of approximately $3.0 million and $6.0 million in 1999 and 1998, respectively, were recorded in the Other Expense line item in the Consolidated Statement of Operations.

INCOME TAXES: The provision for income taxes includes federal, state, and foreign taxes currently payable and deferred taxes. Deferred taxes were determined using the liability method, which considers future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities and gives immediate effect to changes in income tax laws upon enactment.

RECLASSIFICATION: Certain prior years' amounts have been reclassified to conform with the 1999 presentation.

ACCOUNTING CHANGES: In 1999, the Company adopted the American Institute of Certified Public Accountants' Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard revised the accounting for software development costs and requires the capitalization of certain costs which the Company has historically expensed as incurred. The adoption of this statement resulted in an increase to 1999 net income of $1.2 million, or $0.07 per diluted share, from the capitalization of costs that would have been expensed in previous years. In accordance with this standard, costs incurred prior to the initial adoption have not been retroactively adjusted.

RECENTLY ISSUED ACCOUNTING STANDARDS: In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities. This statement will require the Company to recognize all derivatives on the Consolidated Balance Sheet at fair value, and may impact the Company's earnings depending on the instruments held at the time of adoption. The Company will be required to adopt this standard beginning in its 2001 fiscal year, and is in the process of determining the impact of this standard on its financial position, results of operations and cash flows.

NOTE 2. REPORTABLE SEGMENT INFORMATION:

Prior to the first quarter of 1999, Springs had two reportable segments: home furnishings and specialty fabrics. The home furnishings segment manufactures, purchases for resale, and markets home furnishings products. The specialty fabrics segment manufactured, finished, purchased for resale, and marketed woven and non-woven fabrics. During 1998 and the first quarter of 1999, the Company sold four of its specialty fabrics businesses. See Note 3, Acquisitions and Divestitures, for additional discussion of businesses sold. Following these divestitures, Springs realigned its internal organizational structure during the first quarter of 1999 to reflect the Company's strategic focus on the home furnishings market, resulting in one reportable segment, the home furnishings segment. The segment's operating results have been restated to include the Company's Retail and Specialty Fabrics unit's operating results, which were previously included in the specialty fabrics segment.

The Company offers a variety of related products including sheets, pillows, pillowcases, bedspreads, comforters, mattress pads, baby bedding and infant apparel, shower curtains, accent and bath rugs, towels, other bath fashion accessories, home-sewing fabrics, draperies, drapery hardware, and decorative window furnishings. The operating results of the divested specialty fabrics businesses are included in the specialty fabrics category for the prior years.

18                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Springs Industries, Inc.

The Company's accounting policies are described in Note 1, Summary of Significant Accounting Policies. The Company evaluates its performance based on profit or loss from operations before income taxes, unusual items, interest expense, and other income, net. Its principal markets and operations are in the United States.

Based on the current organizational structure, sales and profit from operations before unusual items for the reportable segments are as follows:

(in millions)
                                      1999         1998           1997(1)
TRADE SALES:
Home furnishings ................   $2,220.4     $2,014.7        $2,043.2
Specialty fabrics ...............         --        165.8           182.9
-------------------------------------------------------------------------
   TOTAL ........................   $2,220.4     $2,180.5        $2,226.1
=========================================================================
PROFIT FROM OPERATIONS
BEFORE UNUSUAL ITEMS: (2)
Home furnishings ................   $  134.0     $   88.9        $  117.8
Specialty fabrics ...............         --         15.6            11.2
-------------------------------------------------------------------------
   Total ........................      134.0        104.5           129.0
=========================================================================
Restructuring and
realignment  expenses (3) .......         --         19.9            11.1
Year 2000 expenses(3) ...........        1.0          7.1             2.8
Interest expense ................       26.5         25.0            18.6
Other income, net (4) ...........       (4.7)        (6.3)           (6.4)
-------------------------------------------------------------------------
   INCOME BEFORE
   INCOME TAXES .................   $  111.2     $   58.8        $  102.9
=========================================================================
TOTAL ASSETS AT YEAR END:
Home furnishings ................   $1,575.0     $1,326.6        $1,321.5
Specialty fabrics ...............         --         50.8            87.4
Cash and cash
equivalents(5) ..................         --         48.1             0.4
-------------------------------------------------------------------------
   TOTAL ........................   $1,575.0     $1,425.5        $1,409.3
=========================================================================
CAPITAL EXPENDITURES:
Home furnishings ................   $  166.8     $  112.7        $   94.0
Specialty fabrics ...............         --          2.3             5.3
-------------------------------------------------------------------------
   TOTAL ........................   $  166.8     $  115.0        $   99.3
=========================================================================
DEPRECIATION AND AMORTIZATION:
Home furnishings ................   $  101.3     $   82.4        $   77.2
Specialty fabrics ...............         --          4.6             7.4
-------------------------------------------------------------------------
   TOTAL ........................   $  101.3     $   87.0        $   84.6
=========================================================================

(1) Fiscal year 1997 was 53 weeks, whereas fiscal years 1999 and 1998 were 52 weeks.

(2) Profit from operations before unusual items represents sales less cost of goods sold, selling, general and administrative expenses, and provision for uncollectible receivables.

(3) In 1998, restructuring and realignment expenses totaling $19.9 million were charged to the home furnishings segment, and Year 2000 expenses totaling $6.8 million and $0.3 million were charged to the home furnishings segment and the specialty fabrics segment, respectively. In 1997, realignment expenses totaling $10.2 million and $0.9 million and Year 2000 expenses totaling $2.6 million and $0.2 million were charged to the home furnishings segment and the specialty fabrics segment, respectively.

(4) In 1998, an impairment charge of $4.8 million was charged to the home furnishings segment. In 1997, home furnishings earnings included a $4.1 million gain on the sale of an investment.

(5) In 1999, all of the Company's assets, including cash and cash equivalents, are reported in the home furnishings segment. In 1998 and 1997, cash and cash equivalents were not allocated to the reportable segments.

Sales for 1999, 1998, and 1997 include sales of $450.4 million, $320.8 million, and $314.3 million, respectively, to one customer and are included in the home furnishings segment. Accounts receivable at January 1, 2000, and January 2, 1999, included receivables from this customer totaling $47.2 million and $37.7 million, respectively. Sales by geographic area, as defined by customer location, are as follows:

(in millions)
                                      1999        1998        1997
United States .................     $2,072.0    $2,031.5    $2,078.0
Canada ........................        117.7       113.3       108.3
Other .........................         30.7        35.7        39.8
--------------------------------------------------------------------
   TOTAL ......................     $2,220.4    $2,180.5    $2,226.1
====================================================================

Company assets located outside the United States are not material for any of the three years presented.

Note 3.  Acquisitions and Divestitures:

During 1999 and 1998, the Company acquired two home furnishings businesses and sold four specialty fabrics businesses. On January 23, 1999, the Company acquired Regal Rugs, Inc. ("Regal"). Regal imports and manufactures bath and accent rugs for sale to department and specialty stores, national chain stores, and catalog retailers. The purchase price was approximately $35 million. The acquisition was accounted for as a purchase in accordance with APB Opinion No. 16, "Business Combinations" ("APB 16"), and Regal's operating results have been included in the Company's consolidated financial statements since the January 23, 1999, acquisition date. The purchase price was allocated to the assets acquired and to the liabilities assumed based on their estimated fair value at the date of acquisition.

On January 5, 1999, the Company acquired the remaining 50 percent interest in American Fiber Industries, LLC ("AFI"), a manufacturer and distributor of bed pillows, mattress pads, down comforters and comforter accessories. Springs acquired its original 50 percent interest in AFI in February 1997 and had been accounting for the original investment under the equity method. The purchase

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 19
                            Springs Industries, Inc.

price for the remaining interest totaled approximately $15 million. The Company has accounted for the remaining interest as a step-acquisition in accordance with APB 16, whereby the purchase price was allocated to the assets acquired and to the liabilities assumed based on 50 percent of their estimated fair value on the date of acquisition. In addition, AFI's operating results have been included in the Company's consolidated financial statements since the January 5, 1999, acquisition date.

The excess of the purchase price for both transactions over the fair value of net assets acquired, which totaled $34.3 million, has been recorded as goodwill and is being amortized on a straight-line basis over 20 years.

Because Regal and AFI were acquired in January, 1999, substantially all of their 1999 operating results have been included in Springs' 1999 Consolidated Statement of Operations. The following unaudited pro forma financial information presents the combined results of operations for Springs, Regal and AFI as if the acquisitions had been effective as of the beginning of 1998, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation expense and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Springs, Regal and AFI constituted a single entity during 1998. Such pro forma results would present net sales of $2.277 billion, net income of $39.7 million and diluted earnings per share of $2.09 for 1998.

During 1999 and 1998, the Company sold four specialty fabrics businesses. Effective March 31, 1999, the Company sold its UltraFabrics business and there was no material gain on the sale. The first quarter 1999 sales and earnings before interest and taxes of the UltraFabrics business were not material. Effective January 2, 1999, the Company disposed of the net assets of the Company's Springfield business in exchange for a $10 million preferred equity interest in the divested business and cash of $33 million. A receivable for the cash proceeds received on January 4, 1999, was included in other current assets on the Company's Balance Sheet as of the end of 1998. The Company has committed to provide the divested business with certain commission finishing services and a limited amount of yarn for a period of 10 years. Springs does not believe that the terms of this commitment will have a material impact on future earnings. Effective December 19, 1998, the Company disposed of its Industrial Products business in exchange for principally $18.5 million in cash and other consideration in the form of notes receivable and a preferred equity interest in the divested business. Effective August 7, 1998, the Company sold its UltraSuede business and certain related assets of the UltraFabrics business in exchange for approximately $15 million in cash. The combined effect of the 1998 transactions was a pretax gain of $8.4 million, which is included in other income. The combined sales of the four specialty fabrics businesses included in the Company's 1998 results were $165.8 million, and after-tax earnings totaled approximately $9.5 million.

NOTE 4.  RESTRUCTURING AND REALIGNMENT COSTS:

1998 RESTRUCTURING

In the first quarter of 1998, the Company adopted a plan to close the Rock Hill
(SC) Printing and Finishing Plant. At that time, the Company recorded a pretax charge of $23.0 million, which included an $11.3 million write-off of property, a $4.0 million accrual for anticipated severance costs arising from the elimination of approximately 480 positions, and a $7.7 million accrual primarily for idle plant and demolition costs.

The following represents changes in the restructuring accruals since the adoption of the plan:

                                                                Accrual
(in millions)                                   Severance      for Other
                                                 Accrual       Expenses
------------------------------------------------------------------------
Original accrual on
February 17, 1998 ..........................      $ 4.0          $ 7.7
Cash Payments ..............................       (3.0)          (1.2)
Adjustments ................................       (1.0)          (6.5)
------------------------------------------------------------------------
    ACCRUAL BALANCE ON
    JANUARY 2, 1999 ........................      $ 0.0          $ 0.0
========================================================================

The restructuring plan was completed during the fourth quarter of 1998. In 1998, the severance accrual was reduced due to lower-than-expected costs per associate and the accrual for other expenses was reduced, primarily due to the sale on September 25, 1998, of the Rock Hill facility. As a result of the sale, which management considered as an unlikely possibility at the time the plant was closed, the Company reversed accruals relating to idle plant and demolition costs by approximately $4.3 million.

In 1998, the Company incurred expenses of $1.3 million for equipment relocation and other realignment expenses related to the 1998 plan which do not qualify as "exit costs" as defined by Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."

1996 RESTRUCTURING

During 1996, the Company adopted a restructuring plan to consolidate and realign its fabric manufacturing operations. During 1998, the severance accrual associated with the plan was reduced by approximately $1.5 million due to lower-than-expected severance costs and the accrual for other expenses was reduced by $0.9 million, primarily due to lower-than-expected idle plant costs. The restructuring plan was completed during the fourth quarter of 1998. The Company incurred realignment expenses of $5.3 million in 1998 for equipment relocation and other expenses related to the 1996 plan that do not qualify as "exit costs" as defined by Emerging Issues Task Force Issue No. 94-3.

NOTE 5.  INVENTORIES:

Inventories are summarized as follows:

(in thousands)
STANDARD COST (WHICH APPROXIMATES CURRENT COST):             1999                1998
Finished goods ....................................       $ 328,383           $ 268,086
In process ........................................         181,323             170,836
Raw materials and supplies ........................          64,293              54,624
---------------------------------------------------------------------------------------
                                                            573,999             493,546
Less LIFO reserve .................................         (94,671)           (105,558)
---------------------------------------------------------------------------------------
   TOTAL ..........................................       $ 479,328           $ 387,988
=======================================================================================

20                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Springs Industries, Inc.

NOTE 6.  GOODWILL:

The Company had net goodwill of $60.2 million and $26.7 million at January 1, 2000, and January 2, 1999, respectively. These amounts are net of accumulated amortization of $13.6 million at January 1, 2000, and $10.9 million at January 2, 1999. See Note 3, Acquisitions and Divestitures, for a description of the good-will from 1999 acquisitions.

NOTE 7.  ACCRUED BENEFITS AND DEFERRED COMPENSATION:

The long-term portion of accrued benefits and deferred compensation was comprised of the following:

(in thousands)                                        1999              1998
Postretirement medical benefit obligation          $ 62,097          $ 65,060
Deferred compensation ...................            68,132            66,640
Other employee benefit obligations ......            49,243            48,185
-----------------------------------------------------------------------------
   TOTAL ................................          $179,472          $179,885
=============================================================================

The liabilities are long-term in nature and will be paid over time in accordance with the terms of the plans.

NOTE 8.  FINANCING ARRANGEMENTS:

The Company has access to short-term financing for operations through various uncommitted credit facilities. As of January 1, 2000, the Company had short-term borrowings of $35.5 million outstanding through these uncommitted credit facilities at a weighted-average interest rate of 6.3 percent.

Long-term debt consists of:

(in thousands)                                                                          1999           1998
Revolving credit agreement, due December 2002, interest payable at LIBOR-based
   variable rates (6.4% at 1/1/2000) ...........................................      $ 35,000       $     --
Note payable in quarterly installments of $4,464 from September 2001 through
   June 2008, interest payable at LIBOR-based variable rates (6.5% at 1/1/2000)        125,000        125,000
Senior notes payable in annual installments of $5,000 through July 2006,
   interest rate at 9.6% .......................................................        35,000         40,000
Notes payable in quarterly installments of $2,857 through May 2005, interest
   payable at LIBOR-based variable rates (6.4% at 1/1/2000) ....................        62,857         74,286
Notes payable in quarterly installments of $714 through September 2005, interest
   payable at LIBOR-based variable rates (6.4% at 1/1/2000) ....................        16,429         19,285
Industrial Revenue Bond Obligations, payable in varying annual
   amounts through 2019, interest at rates ranging from 3.0% to 8.3% ...........        28,603         29,857
Other ..........................................................................         1,848            876
-------------------------------------------------------------------------------------------------------------
   Total .......................................................................       304,737        289,304
Current maturities .............................................................       (21,203)       (21,313)
-------------------------------------------------------------------------------------------------------------
   LONG-TERM DEBT ..............................................................      $283,534       $267,991
=============================================================================================================

The Company has the ability to obtain financing through the issuance of commercial paper. The Company's access to the commercial paper market is facilitated by a committed $225 million long-term revolving credit agreement provided by several banks. This revolving credit agreement will expire on December 16, 2002. The Company pays a 0.1 percent annual facility fee related to this agreement. As of January 1, 2000, $35.0 million in borrowings were outstanding under this agreement. The LIBOR-based weighted-average interest rate on the revolving credit agreement was 6.4 percent as of January 1, 2000.

During 1998, the Company borrowed $125 million under a long-term credit facility at a variable rate based on LIBOR, which was 6.5 percent as of January 1, 2000. During the third quarter of 1998, the Company entered into an interest rate swap agreement for a notional amount of $60 million to effectively fix the interest rate at 6.1 percent on $60 million of the $125 million note payable in June 2008.

In 1995, the Company entered into other interest rate swap agreements to reduce the potential impact of increases in interest rates on floating-rate, long-term debt. The interest rate swap agreements were designed to fix the interest rate at 6.7 percent on $100 million of notes payable in May 2005 and September 2005.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to the swap agreements; however, the Company believes

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 21
                            Springs Industries, Inc.

such counterparties will perform. At January 1, 2000, and January 2, 1999, the notional amount of these swap agreements totaled $139.3 million and $153.6 million, respectively.

Certain long-term debt agreements contain requirements concerning, among other things: the maintenance of working capital and tangible net worth; limitations on the incurrence of indebtedness; and restrictions on the payment of dividends, sales of assets and/or redemption of stock. The Company is in compliance with the requirements of these agreements as of January 1, 2000. Under the most restrictive requirements on the payment of dividends, retained earnings of approximately $154 million were free of restrictions at January 1, 2000.

Scheduled annual maturities of long-term debt are $21.2 million in 2000, $29.6 million in 2001, $73.6 million in 2002, $38.3 million in 2003, $38.0 million in 2004, and varying amounts thereafter through 2019.

NOTE 9. LEASES:

The Company leases certain office space, facilities, and equipment under operating leases. During 1999, the Company sold its New York City office building for $29.5 million and leased back a portion of the building for a ten-year term. The result of the sale-leaseback was a pretax gain of $1.5 million recorded in other income and the deferral of an additional $17.8 million pretax gain, which will be amortized over the operating lease term.

Future scheduled minimum lease payments under noncancelable operating leases are as follows:

(in thousands)
        FISCAL YEAR                             AMOUNT
        2000 .............................     $13,832
        2001 .............................      11,158
        2002 .............................       8,545
        2003 .............................       6,488
        2004 .............................       4,696
        Thereafter .......................      17,589
        ----------------------------------------------
        TOTAL ............................     $62,308
        ==============================================

Total rent expense was $21.3 million in 1999, $19.0 million in 1998 and $18.3 million in 1997.

NOTE 10. SHAREHOLDERS' EQUITY:

As of January 1, 2000, Springs had authorized 1,000,000 shares of $1.00 par value, voting preferred stock, none of which was outstanding. Authorized common stock consisted of 40,000,000 shares of $.25 par value Class A stock and 20,000,000 shares of $.25 par value Class B stock. Subject to certain exceptions, owners of Class B stock are entitled to four votes per share on matters brought before shareholders of the Company, while owners of Class A stock are entitled to one vote per share. Cash dividends per share declared on Class A stock must equal at least 110 percent of cash dividends declared per share on Class B stock. See Note 15, Other Matters, for a description of related parties.

The Company's Board of Directors authorized the Company to purchase, from time to time, up to 4 million shares of Class A common stock in the open market and in private transactions. As of January 2, 1999, the Company had repurchased 2,408,400 shares pursuant to this authorization. No shares were repurchased during 1999.

Accumulated other comprehensive income or loss shown in the Consolidated Statement of Shareholders' Equity consisted of foreign currency translation adjustments of $8.5 million and a minimum pension liability of $0.7 million in 1999; foreign currency translation adjustments of $9.5 million and a minimum pension liability of $1.0 million in 1998; and foreign currency translation adjustments of $7.1 million and a minimum pension liability of $1.0 million in 1997.

The change in unrealized gains on securities during 1997 included a reclassification adjustment of $0.7 million, net of a $0.4 million tax benefit, for losses realized in net income as a part of the gain on the sale of an investment.

NOTE 11. STOCK-BASED COMPENSATION:

The Company has a stock-based incentive plan ("the Plan") which is designed to achieve the objectives of the long-term component of the Company's executive compensation program. The Plan provides for various stock-based Class A common stock awards, including stock options, deferred stock, restricted stock, performance units, and stock appreciation rights.

Under the Plan, stock options have been granted with exercise prices equal to the Company's stock price on the grant date. Generally, the options granted cannot be exercised until at least three years after the grant date, and generally expire ten years after the grant date. The deferred stock awards typically vest over a five-year period. The restrictions on the stock typically lapse over a two or three year period.

Performance units which have been granted are subject to a three-year performance cycle and are accounted for as a variable plan. The number of units ultimately earned are determined at the end of the three-year cycle based on the Company's total shareholder return over the three-year cycle as compared to the companies in the S&P 500 index.

22                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Springs Industries, Inc.

A summary of the Company's stock options as of January 1, 2000, January 2, 1999, and January 3, 1998, and changes during the years ended on those dates is presented below:

                                                       1999                           1998                         1997
                                               -------------------------------------------------------------------------------------
                                                             Weighted-                      Weighted-                   Weighted-
                                                              Average                        Average                     Average
                                                Options    Exercise Price     Options     Exercise Price    Options   Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at the beginning of the year       1,680,141       $38.11        1,127,500        $39.53        882,500      $38.26
Granted ................................         473,000        37.84          632,800         34.95        250,000       44.00
Forfeited ..............................         (97,799)       39.01          (20,002)        38.32         (5,000)      39.13
Exercised ..............................         (55,334)       35.37          (60,157)        31.18             --          --
------------------------------------------------------------------------------------------------------------------------------------
   OUTSTANDING AT END OF YEAR ..........       2,000,008       $38.08        1,680,141        $38.11      1,127,500      $39.53
====================================================================================================================================
   OPTIONS EXERCISABLE AT YEAR END .....         822,904       $40.16          810,167        $40.05        225,809      $32.09
====================================================================================================================================

The following table summarizes information about the stock options outstanding at January 1, 2000:

                                                                                     Options Exercisable
                                                                                  --------------------------
                                                Weighted-          Weighted-                      Weighted-
          Range of             Options           Average            Average                        Average
          Exercise           Outstanding        Remaining          Exercise                       Exercise
           Prices             at 1/1/00      Contractual Life        Price        at 1/1/00        Price
------------------------------------------------------------------------------------------------------------
     $ 29.00                   141,000          1.9 years          $ 29.00         141,000        $ 29.00
       30.44 to 34.33          622,168          8.6 years            33.17          60,068          33.71
       36.63 to 38.44          409,500          9.9 years            38.26              --             --
       39.13                    80,340          5.1 years            39.13          56,836          39.13
       39.75 to 44.00          659,000          6.4 years            42.56         477,000          42.20
       46.38 to 47.25           38,000          4.5 years            46.72          38,000          46.72
       56.19                    50,000          8.1 years            56.19          50,000          56.19
------------------------------------------------------------------------------------------------------------
          TOTAL              2,000,008                                             822,904
============================================================================================================

The options granted during 1999, 1998, and 1997 had a weighted-average fair value of $12.67, $10.00 and $14.22, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

                                                 1999            1998           1997
Expected option lives ..................      10 years        10 years         8 years
Weighted average risk-free interest rate           6.2%            5.3%            6.4%
Expected volatility ....................          32.5%           28.6%           28.8%
Expected dividend rate .................        $ 1.32          $ 1.32          $ 1.32

The Company awarded deferred stock awards, restricted stock and performance unit awards during 1999, 1998, and 1997. Such awards totaled 21,380 deferred and restricted shares, and 53,893 performance units in 1999, 6,210 deferred and restricted shares, and 35,677 performance units in 1998, and 20,230 deferred and restricted shares, and 51,551 performance units in 1997, at weighted-average grant-date fair values of $39.46, $52.19 and $44.57, respectively. Compensation expense (income) for deferred stock, restricted stock and performance unit awards totaled approximately $1,587,000, $(80,000) and $2,718,000 for the years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively. The amounts of the Company's deferred compensation shown on the Company's Balance Sheet associated with these benefits, including interest and dividend credits, were $6.3 million and $5.1 million as of January 1, 2000, and January 2, 1999, respectively.

The Company measures stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25 and FASB Interpretation No. 28. Had compensation cost for the Company's stock-based compensation awards been determined at the grant dates based on the fair value method described in FASB Statement No. 123, "Accounting for Stock-Based Compensation", the Company's pro forma net income would have been $67.1 million, or $3.69 per diluted share, for 1999, $34.7 million, or $1.83 per diluted share, for 1998, and $66.9 million, or $3.24 per diluted share, for 1997.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            Springs Industries, Inc.


NOTE 12. INCOME TAXES:

The following tables present the components of the provision for income taxes and reconciliation of the statutory United States income tax rate to the effective income tax rate during 1999, 1998, and 1997.


INCOME TAX PROVISION:
 (in thousands)                      1999         1998          1997
Current ..................         $ 46,631      $17,908      $26,376

Deferred .................           (4,364)       3,542        7,596
---------------------------------------------------------------------
  TOTAL ..................         $ 42,267      $21,450      $33,972
=====================================================================

RECONCILIATION TO EFFECTIVE TAX RATES:

                                     1999         1998          1997

Provision at statutory
 U.S. tax rate ...........             35.0%        35.0%        35.0%

Effective state income
 tax rate (excluding
 sale of subsidiary) .....              2.9          2.5          2.1

Effect of sale of
 subsidiary (including
 state tax) ..............               --           --         (1.2)

Other ....................              0.1         (1.0)        (2.9)
---------------------------------------------------------------------
  TOTAL ..................             38.0%        36.5%        33.0%
=====================================================================


Income before income taxes includes foreign income of $1.7 million, $1.4 million, and $2.6 million in 1999, 1998, and 1997, respectively. The provision for income taxes includes state income taxes of $5.0 million, $2.3 million, and $3.3 million in 1999, 1998, and 1997, respectively. Temporary differences which give rise to deferred income taxes and the resulting assets and liabilities are as follows:




(in thousands)                                        1999            1998
Employee benefit accruals ..............           $  36,242       $  37,141

Deferred compensation ..................              34,784          33,398

Receivables reserves ...................              11,443          10,557

Environmental accruals .................               3,964           3,856

Deferred income ........................               6,703              --

Other items ............................              13,756          15,674
----------------------------------------------------------------------------
  Total deferred tax assets ............             106,892         100,626
----------------------------------------------------------------------------
Property ...............................             (85,378)        (83,515)

Inventories ............................              (8,129)         (8,648)

Intangibles ............................                (815)           (911)
----------------------------------------------------------------------------
Other items ............................              (1,368)           (714)
----------------------------------------------------------------------------
  Total deferred tax liabilities .......             (95,690)        (93,788)
----------------------------------------------------------------------------
   NET DEFERRED TAX ASSET ..............           $  11,202       $   6,838
============================================================================

NOTE 13.  EMPLOYEE BENEFIT PLANS:

Substantially all associates of Springs are covered by defined contribution or defined benefit retirement plans. The Company makes contributions to defined contribution plans, and these contributions are computed as a percentage of each participant's eligible compensation. In addition, in the event that eligible participants contribute a percentage of their compensation to certain defined contribution plans, the Company matches a portion of their contributions. Company contributions to defined benefit plans are made in accordance with the Employee Retirement Income Security Act, and benefits are generally based upon the participant's years of service and compensation level. Assets in defined benefit plans are invested in diversified equity securities, fixed income securities (including United States government obligations), real estate and money market securities. The Company provides eligible executives retirement benefits under nonqualified supplemental executive retirement plans (SERP's). The Company also sponsors an unfunded, postretirement medical plan for eligible retirees. The Company and the retirees contribute to the plan, with contributions adjusted periodically.

Defined contribution plan expenses for 1999, 1998, and 1997 were $21.7 million, $19.0 million, and $21.6 million, respectively. The net assets available for benefits under defined contribution plans had a market value of $786.7 million as of December 31, 1999.

In 1999, the Company amended one of its SERP plans to cease future benefit accruals and recognized a curtailment gain of $1.9 million. Regal, which the Company acquired in 1999, has two defined benefit plans and a SERP plan. These plans have a combined projected benefit obligation, accumulated benefit obligation and fair value of plan assets of $6.8 million, $6.1 million and $5.7 million as of January 1, 2000, respectively.

Effective December 31, 1998, the Company merged two of its defined benefit pension plans together, eliminating approximately $1.9 million of unfunded liability on a combined plan basis. Prior to the merger, the Company distributed lump-sum payments of approximately $1.9 million to plan participants. A settlement gain of approximately $0.4 million was recognized in 1998.

In 1998, the Company amended one of its defined benefit pension plans to cease future benefit accruals. A curtailment loss of $0.5 million was recognized in 1998. During 1999, settlement payments of approximately $45.1 million were distributed to participants in the plan.

The Company amended its postretirement medical plan effective January 1, 1999, to extend to retirees the managed care medical options that were previously available only to active associates and to limit the Company's maximum per capita cost for postretirement medical coverage to two times the Company's 1998 per capita cost. These amendments decreased the postretirement benefit obligation by approximately $10 million. In addition, the Company amended the plan to decrease the eligibility requirement from age 62 and at least 25 years of service, to age 60 and at least 10 years of service, resulting in an increase in the postretirement benefit obligation of $4.1 million.

24

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            Springs Industries, Inc.


The following tables include summarized information on the Company's pension and postretirement plans for the years ended January 1, 2000, and January 2, 1999:

(in thousands)                                                           Defined                Post retirement
                                                                      Pension Benefits          Medical Benefits
                                                                   ------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:                                         1999         1998         1999         1998
                                                                   ---------    ---------    ---------    ---------
Benefit obligation at beginning of year .........................   $ 80,585     $ 69,152     $ 46,617     $ 66,847
Service cost ...................................................         701        2,021        1,538        1,474
Interest cost ..................................................       4,798        4,621        3,132        3,214
Participants' contributions ....................................          --           --        2,602        2,381
Actuarial (gains) losses .......................................      (7,138)       3,196       (3,763)     (11,689)
Acquisition ....................................................       7,493           --           --           --
Plan amendments, divestitures, curtailments and settlements ....     (43,239)       7,489           --       (7,549)
Special termination benefits ....................................        478           --           --           --
Benefit payments ................................................     (2,796)      (5,894)      (8,746)      (8,061)
-------------------------------------------------------------------------------------------------------------------
    BENEFIT OBLIGATION AT END OF YEAR ...........................   $ 40,882     $ 80,585     $ 41,380     $ 46,617
===================================================================================================================

CHANGE IN PLAN ASSETS:
   Fair value of plan assets at beginning of year ..............    $ 57,733     $ 54,286
   Actual return on plan assets ................................         596        9,173
   Acquisition .................................................       5,612           --
   Employer contributions ......................................       1,888          426
   benefit payments .............................................     (2,796)      (4,302)
   Settlements .................................................     (45,120)      (1,850)
-----------------------------------------------------------------------------------------
       FAIR VALUE OF PLAN ASSETS AT END OF YEAR ................    $ 17,913     $ 57,733
=========================================================================================
FUNDED STATUS:
   Funded status at end of year ................................    $(22,969)    $(22,852)    $(41,380)    $(46,617)
   Unrecognized actuarial (gains) losses .......................      (2,093)       2,640      (20,085)     (16,129)
   Unrecognized prior service cost .............................       3,035         (236)      (6,607)      (7,768)
   Unrecognized transition obligation ..........................         (86)        (125)          --           --
-------------------------------------------------------------------------------------------------------------------
       NET AMOUNT RECOGNIZED ...................................    $(22,113)    $(20,573)    $(68,072)    $(70,514)
===================================================================================================================
AMOUNTS RECOGNIZED IN THE COMPANY'S BALANCE SHEET:
   Prepaid benefit cost .........................................   $     --     $    146     $     --     $     --
   Accrued benefit cost .........................................    (24,757)     (23,041)     (68,072)     (70,514)
   Intangible asset ............................................       1,558          546           --           --
   Accumulated other comprehensive loss ........................       1,086        1,776           --           --
-------------------------------------------------------------------------------------------------------------------
       NET AMOUNT RECOGNIZED ...................................    $(22,113)    $(20,573)    $(68,072)    $(70,514)
===================================================================================================================
WEIGHTED AVERAGE ASSUMPTIONS:
   Discount rate ...............................................        7.75%        6.50%        7.75%        6.50%
   Expected return on plan assets ..............................        8.50%        8.50%          --           --
   Rate of compensation increase ...............................        4.50%        4.50%          --           --
   Initial health care cost trend rate (1) (2) .................          --           --         8.00%        8.50%
COMPONENTS OF NET PERIODIC BENEFIT COST:
   Service cost ................................................    $    701     $  2,021     $  1,538     $  1,474
   Interest cost ...............................................       4,798        4,621        3,132        3,214
   Actual return on assets .....................................      (3,226)      (4,358)          --           --
   Amortization of prior service cost ..........................         521           --           --           --
   Amortization of transition obligation .......................         (39)          --           --           --
   Net amortization and deferral ...............................          78         (962)        (968)      (1,080)
   Special termination Benefit cost .............................        478          396           --           --
   Effect of curtailment/settlement ............................      (1,911)         101           --        2,066
-------------------------------------------------------------------------------------------------------------------
       NET PERIODIC BENEFIT COST ................................   $  1,400     $  1,819     $  3,702     $  5,674
===================================================================================================================

(1) Assumed to decrease gradually to 5.0 percent in 2005 and remain at that level thereafter.

(2) 6.0 percent and 6.1 percent for HMO plans for 1999 and 1998, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            Springs Industries, Inc.


The Company had unfunded defined benefit plans with a total projected benefit obligation and accumulated benefit obligation of $24.3 million and $23.6 million, respectively, as of January 1, 2000. The Company had under-funded defined benefit plans with a projected benefit obligation, accumulated benefit obligation and fair value of plan assets of $32.9 million, $31.7 million, and $10.0 million, respectively as of January 2, 1999.

A one-percentage point change in assumed health care cost trend rates would have the following effects:

(in thousands)                                     One Percent     One Percent
                                                    Increase        Decrease
                                                   ---------       ---------
Effect on total of service
and interest cost components ...........           $      78       $    (113)
                                                   =========       =========
Effect on postretirement
benefit obligation ......................          $     973       $  (1,336)
                                                   =========       =========


NOTE 14.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

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

The carrying amounts of cash and cash equivalents, accounts receivable, certain other assets, accounts payable, and short-term borrowings are reasonable estimates of their fair value at January 1, 2000, and January 2, 1999. The carrying value of notes receivable is $3.7 million at January 1, 2000, compared to an estimated fair value of $3.4 million, using interest rates based on the credit worthiness of the customers. The carrying value of notes receivable was $12.4 million at January 2, 1999, compared to an estimated fair value of $11.4 million.

The carrying value of long-term debt at January 1, 2000, was $304.7 million, compared to an estimated fair value of $309.6 million. The carrying value of long-term debt at January 2, 1999, was $289.3 million, compared to an estimated fair value of $297.4 million. Fair value was estimated using interest rates that were available to the Company at those dates for issuance of debt with similar terms and remaining maturities. At January 1, 2000, and January 2, 1999, the Company had interest rate swaps with notional amounts totaling $139.3 million and $153.6 million, respectively. The estimated fair value of these agreements was an unrealized gain of $3.4 million at January 1, 2000, and an unrealized loss of $5.2 million at January 2, 1999, based on market prices for similar instruments. The fair value of exchange-traded futures contracts held at year-end 1999 and 1998 was not material.


NOTE 15. OTHER MATTERS:

TRANSACTIONS WITH RELATED PARTIES: The Company conducts business with other companies or individuals which are considered related parties. Two members of the Board of Directors, including the Chairman and Chief Executive Officer, their family and related entities own approximately 99.9 percent of Springs' Class B common stock and 1.0 percent of Class A common stock. Springs transacts business with certain companies that are controlled by these persons and related entities. In the opinion of Springs' management, the cost of services provided by and to these companies is not material and the services have been obtained or supplied at competitive prices or rates. Management annually reviews its conclusions concerning related party transactions with the Audit Committee of the Board of Directors.

COMMITMENTS: The Company has entered into a ten-year operating agreement to provide certain commission finishing services and supply limited amounts of yarn to one of the divested specialty fabrics businesses. This agreement specifies that Springs provide the services and yarn to the divested specialty fabrics business at Springs' cost, with a small premium over cost after the third year of the agreement. The Company does not believe that this agreement will have a material impact on its results of operations.

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

In connection with these proceedings, the Company estimates the range of possible losses for such matters to be between $7 million and $15 million, and has accrued an undiscounted liability of approximately $11 million, which represents management's best estimate of Springs' probable liability concerning all known environmental matters.

Management believes the $11 million will be paid out over the next 15 years. This accrual has not been reduced by any potential insurance recovery to which the Company may be entitled regarding environmental matters. Environmental matters include a site listed on the United States Environmental Protection Agency's ("EPA") National Priority List where Springs is the sole responsible party. Springs, the EPA and the United States Department of Justice have executed a consent decree related to this site. Soil cleanup was completed in 1993, subject to final approval by the EPA, and the approved EPA groundwater remedy began in 1996. There are no other known sites which the Company presently believes may involve material amounts.

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

26

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

                            Springs Industries, Inc.


A five-year summary of Selected Financial Data appears on pages 30 and 31.

RESULTS OF OPERATIONS

GENERAL

In connection with Springs Industries, Inc.'s (Springs or the Company) divestiture of four of its specialty fabrics businesses, including its UltraFabrics business in March 1999, Springs realigned its internal organizational structure during the first quarter of 1999 to reflect the Company's strategic focus on the home furnishings market, resulting in one reportable segment. The home furnishings segment's operating results for 1998 and 1997 have been restated to include the Company's Retail and Specialty Fabrics unit's operating results, which were previously included in its former specialty fabrics segment. Please refer to Note 2, Reportable Segment Information, and the Divestitures section of Management's Discussion and Analysis of Operations and Financial Condition, for additional discussion.

During the first quarter of 1999, and in conjunction with the Company's increasing focus on the home furnishings market, Springs acquired the remaining 50 percent interest in American Fiber Industries, LLC ("AFI"), a manufacturer and distributor of bed pillows, mattress pads, down comforters and comforter accessories, and Regal Rugs, Inc. ("Regal"), an importer and manufacturer of bath and accent rugs. Please refer to the Acquisitions section of Management's Discussion and Analysis of Operations and Financial Condition for additional discussion.

1999 COMPARED WITH 1998

SALES

Consolidated sales for 1999 were $2.220 billion, two percent higher than the previous year's $2.180 billion. Consolidated sales for 1998 included $165.8 million of sales from the divested specialty fabrics businesses. Excluding the divested businesses, sales for 1999 represent an increase of 10 percent over 1998 sales of $2.015 billion. The improvement in sales reflects the contribution of $112.6 million in sales from the Company's acquisitions of Regal and AFI, as well as stronger sales to mass merchants and specialty stores, and sales to one of the Company's divested specialty fabrics businesses. These increases were partially offset by lower sales of licensed juvenile and institutional products.

EARNINGS

Consolidated net income was $69.0 million, or $3.80 per diluted share, for 1999, compared to $37.3 million, or $1.97 per diluted share, for 1998. The only unusual item impacting 1999 was $0.6 million of after-tax Year 2000 expense, whereas unusual items impacting earnings in 1998, net of taxes, included realignment expenses of $12.3 million associated with the Company's restructuring of its fabric manufacturing operations and the closing of its Rock Hill (SC) Printing and Finishing facility, an aggregate gain of $8.6 million on the sales of the Company's UltraSuede business and its Rock Hill facility, Year 2000 costs of $4.4 million, an impairment charge of $3.0 million recorded in connection with the consolidation and modernization of terry manufacturing operations, and aggregate losses of $1.7 million on the divestitures of the Industrial Products and Springfield businesses. Excluding unusual items, net income for 1999 would have been $69.6 million, or $3.83 per diluted share, compared to $50.1 million, or $2.64 per diluted share, in 1998. Consolidated net income for 1998 included $9.5 million of after-tax operating earnings from the divested specialty fabrics businesses.

Excluding the results of the divested specialty fabrics businesses and unusual items, after-tax earnings were $69.6 million, or $3.83 per diluted share, in 1999, compared to $40.6 million, or $2.14 per diluted share, in 1998. The improvement in 1999 earnings reflects the benefits of improved sales volume noted above, ongoing cost-reduction initiatives, and improved product mix due primarily to lower sales of off-quality and closeout goods during the fourth quarter of 1999. The Company expects that these off-quality and closeout goods will be sold in the first half of 2000. The earnings increase in 1999 occurred primarily in bedding products, where volumes and margins improved compared to 1998's disappointing results.

Cost of goods sold for 1999 included the benefit of after-tax insurance proceeds of $2.0 million received during the fourth quarter from the settlement of a business interruption claim related to a warehouse ore which occurred in the first quarter of 1999. Net income for 1998 included the impact of a third-quarter after-tax provision for employee severance expenses of $3.3 million and a second-quarter after-tax charge for uncollectible window fashions receivables of $4.7 million.

OTHER INCOME AND EXPENSE

During the third quarter of 1999, the Company sold its New York City office building for $29.5 million and leased back a portion of the building for a ten-year term. The result of the sale-leaseback was a pretax gain of $1.5 million recorded in other income, and the deferral of an additional $17.8 million pretax gain, which will be amortized over the operating lease term. Other income for 1999 also included pretax income of $4.3 million from the sale of previously-closed manufacturing facilities. Other income for 1998 included the previously-mentioned gains on the sales of the Company's UltraSuede business and Rock Hill facility.

Other expense included pretax impairment charges totaling approximately $3.0 million and $1.2 million in 1999 and 1998, respectively, in connection with various types of property that management identified for sale or other disposal. In 1998, the Company recognized a $4.8 million pretax impairment charge in connection with the consolidation and modernization of terry manufacturing operations. The terry manufacturing consolidation and modernization was originally projected to be completed by mid-1999, but as a result of unexpected delays, the project is now expected to be completed in mid-2000. The Company also recognized pretax losses in 1998 totaling $2.7 million on the divestitures of the Industrial Products and Springfield businesses.

1998 COMPARED WITH 1997

SALES

Net sales for 1998 were $2.180 billion, down two percent from the previous year's sales of $2.226 billion. Sales for the home furnishings segment in 1998 (52 weeks) totaled $2.015 billion, down less than two percent from the prior year due primarily to the 53-week year in 1997 and weaker demand for products in the fourth quarter of 1998. Sales growth in both window fashions products, due primarily to increased volume in the home improvement retail business, and bath fashions, resulting from stronger rug demand, partially offset declines in sales of bed fashions and baby products. Bedding sales were lower in 1998, principally in the department store trade and in certain licensed bedding products.

Specialty fabrics sales of $165.8 million were nine percent lower than 1997 due to the 53-week year and the divestitures of the UltraSuede and Industrial Products businesses in August and December 1998, respectively.

EARNINGS

Net income for 1998 was $37.3 million, or $1.97 per diluted share, compared to $69.0 million, or $3.34 per diluted share, in 1997. Excluding the impact of 1998 unusual items discussed previously, full-year 1998 earnings would have been $50.1 million, or $2.64 per diluted share, compared to $73.5 million, or $3.56 per diluted share in 1997, a decrease of approximately 32 percent. Unusual items which impacted 1997 earnings, net of taxes, included Year 2000 expenses of $1.7 million, realignment expenses of $6.9 million related to the restructuring of fabric manufacturing operations, and a gain of $4.1 million on the sale of an investment.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

                            Springs Industries, Inc.


In the home furnishings segment, after-tax operating earnings in 1998 of $35.6 million declined by $33.6 million from the prior year, including unusual items which impacted this segment's earnings. Excluding the effect of unusual items from both years, the segment's 1998 operating earnings were $17.9 million lower than the previous year. The decline in profits was due principally to lower sales volume in the department store trade, a decline in demand for certain licensed bedding products in the latter part of the year, closeout sales, and production curtailments associated in part with the Company's efforts to reduce inventories. Additionally, 1998 profits were negatively affected by the previously-discussed severance costs and by the provision for window fashions uncollectible receivables.

The specialty fabrics segment's after-tax operating profits in 1998 were $3.2 million higher than their 1997 level, including the impact of unusual items. Before unusual items, 1998 full-year after-tax operating earnings for the segment increased by $2.7 million. Improvements came from a change to a more profitable mix of products and a decrease in selling, general and administrative expenses in the Springfield apparel fabric business.

OTHER INCOME AND EXPENSE

Other income for 1998 included the previously-discussed gain on the sales of the Company's UltraSuede business and the Rock Hill facility. Included in other income for 1997 was a pretax gain on the sale of an investment of $6.6 million. Other expense in 1998 increased due to the previously-mentioned impairment charges.

INFLATION AND CHANGING PRICES

The replacement cost of property is generally greater than the historical cost shown on the Consolidated Balance Sheet due to inflation that has occurred since the property was placed in service.

Springs uses the last-in, first-out method (LIFO) of accounting for approximately 69 percent of its inventories. This percentage has decreased from 83 percent in the prior year due primarily to the acquisitions of Regal and AFI. Under this method, the cost of goods sold reported in the Consolidated Statement of Operations generally reflects current costs.

CAPITAL RESOURCES AND LIQUIDITY

The Company's overall cash needs for 1999 were provided from operations, asset sales, business divestitures and available credit facilities. Total debt, net of cash and cash equivalents, as a percent of total capital was 30.2 percent at January 1, 2000, compared to 25.0 percent at January 2, 1999. In 1999, the Company utilized various credit facilities consisting of a revolving credit agreement and uncommitted credit facilities. At January 1, 2000, $35 million was outstanding under the revolving credit agreement at a LIBOR-based weighted-average rate of 6.4 percent and $35.5 million was outstanding under the uncommitted credit facilities at a weighted-average rate of 6.3 percent. In 1998, the Company borrowed $125 million under a long-term credit facility at a variable rate based on LIBOR, which was 6.5 percent as of January 1, 2000. During the third quarter of 1998, the Company entered into an interest rate swap agreement for a notional amount of $60 million to effectively ox the interest rate on $60 million of the $125 million long-term loan at 6.1 percent.

The Company invested $166.8 million in new property during 1999, primarily in the areas of manufacturing, distribution and information technology. The Company expects capital expenditures for 2000 to be approximately $150 million. Management expects that cash generated by operations and borrowings from bank lines will adequately provide for the Company's cash needs during 2000.

The Company's Board of Directors authorized the Company to purchase, from time to time, up to 4 million shares of Class A common stock in the open market and in private transactions. As of January 2, 1999, the Company had repurchased 2,408,400 shares pursuant to this authorization. No shares were repurchased during 1999.

ACQUISITIONS

On January 23, 1999, the Company acquired Regal at a purchase price of approximately $35 million. The acquisition was accounted for as a purchase in accordance with APB Opinion No. 16, "Business Combinations" ("APB 16"), and Regal's operating results have been included in the Company's consolidated financial statements since the January 23, 1999, acquisition date. The purchase price was allocated to the assets acquired and to the liabilities assumed based on their estimated fair value at the date of acquisition.

On January 5, 1999, the Company acquired the remaining 50 percent interest in AFI. Springs acquired its original 50 percent interest in AFI in February 1997 and had been accounting for the original investment under the equity method. The purchase price for the remaining interest totaled approximately $15 million. The Company has accounted for the remaining interest as a step-acquisition in accordance with APB 16, whereby the purchase price was allocated to the assets acquired and to the liabilities assumed based on 50 percent of their estimated fair value on the date of acquisition. In addition, AFI's operating results have been included in the Company's consolidated financial statements since the January 5, 1999, acquisition date.

The excess of the purchase price for both acquisitions over the fair value of net assets acquired, which totaled $34.3 million, has been recorded as good-will and is being amortized on a straight-line basis over 20 years.

Because Regal and AFI were acquired in January, 1999, substantially all of their 1999 operating results have been included in Springs' 1999 Consolidated Statement of Operations. The following unaudited pro forma financial information presents the combined results of operations for Springs, Regal and AFI as if the acquisitions had been effective as of the beginning of 1998, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation expense and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Springs, Regal and AFI constituted a single entity during 1998. Such pro forma results would present net sales of $2.277 billion, net income of $39.7 million and diluted earnings per share of $2.09 for 1998.

DIVESTITURES

During 1999 and 1998, the Company sold four specialty fabrics businesses. Effective March 31, 1999, the Company sold its UltraFabrics business and there was no material gain on the sale. The first quarter 1999 sales and earnings before interest and taxes of the UltraFabrics business were not material. Effective January 2, 1999, the Company disposed of the net assets of the Company's Springfield business in exchange for a $10 million preferred equity interest in the divested business and cash of $33 million. A receivable for the cash proceeds received on January 4, 1999, was included in other current assets on the Company's Balance Sheet as of the end of 1998. The Company has committed to provide the divested business with certain commission finishing services and limited amounts of yarn for a period of 10 years. Springs does not believe that the terms of this commitment will have a material impact on future earnings. Effective December 19, 1998, the Company disposed of its Industrial Products business in exchange for principally $18.5 million in cash and other consideration in the form of notes receivable and a preferred equity interest in the divested business. Effective August 7, 1998, the Company sold its UltraSuede business and certain related assets of the UltraFabrics business in exchange for approximately $15 million in cash. The combined effect of the 1998 transactions was a pretax gain of $8.4 million which is included in other income. The combined sales of the four specialty fabrics businesses included in the Company's 1998 results were $165.8 million, and after-tax earnings totaled approximately $9.5 million.

28   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION
                            Springs Industries, Inc.


RESTRUCTURING AND REALIGNMENT

1998 RESTRUCTURING

In the first quarter of 1998, the Company adopted a plan to close the Rock Hill
(SC) Printing and Finishing Plant. At that time, the Company recorded a pretax charge of $23.0 million, which included an $11.3 million write-off of property, a $4.0 million accrual for anticipated severance costs arising from the elimination of approximately 480 positions, and a $7.7 million accrual primarily for idle plant and demolition costs. The expected benefits of this action included lower production costs and better utilization of existing capacity in other facilities. The Company realized a reduction in product costs in 1998 and 1999 as a result of closing the facility.

The following represents changes in the restructuring accruals since the adoption of the plan:

                                                         Severance    Accrual for
(in millions)                                             Accrual    Other Expenses
-----------------------------------------------------------------------------------
Original accrual on February 17, 1998 ............        $  4.0       $  7.7
Cash payments ....................................          (3.0)        (1.2)
Adjustments ......................................          (1.0)        (6.5)
-----------------------------------------------------------------------------
   ACCRUAL BALANCE ON JANUARY 2, 1999 ............        $  0.0       $  0.0
=============================================================================

The restructuring plan was completed during the fourth quarter of 1998. In 1998, the severance accrual was reduced by $1.0 million due to a lower-than-expected cost per associate and the accrual for other expenses was reduced primarily due to the sale on September 25, 1998, of the Rock Hill facility. As a result of the sale, which management considered as an unlikely possibility at the time the plant was closed, the Company reversed accruals relating to idle plant and demolition costs by approximately $4.3 million.

In 1998 the Company incurred expenses of $1.3 million for equipment relocation and other realignment expenses related to the 1998 plan which do not qualify as "exit costs" as defined by Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a
Restructuring)."

1996 RESTRUCTURING

During 1996, the Company adopted a restructuring plan to consolidate and realign its fabric manufacturing operations. In connection with this plan, the Company closed three fabric manufacturing plants, added production in other plants, and increased outside purchases of grey fabric. The plan benefited operating results by reducing the volume of linear yards and second-quality units produced, by reducing the complexity of the finishing process, and by increasing manufacturing flexibility with respect to the use of finished roll stock.

During 1998, the severance accrual associated with the plan was reduced by approximately $1.5 million due to lower-than-expected severance costs and the accrual for other expenses was reduced by $0.9 million primarily due to lower-than-expected idle plant costs. The restructuring plan was completed during the fourth quarter of 1998. The Company incurred realignment expenses of $5.3 million in 1998 for equipment relocation and other expenses related to the 1996 plan that do not qualify as "exit costs" as defined by Emerging Issues Task Force Issue No. 94-3.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

Interest Rate Risk - Springs is exposed to interest rate volatility with regard to existing issuances of variable rate debt. The Company uses interest rate swaps to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed-rate debt, based on current and projected market conditions. The table below provides information for the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations as of January 1, 2000 and January 2, 1999. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. The weighted-average variable interest rates, at the respective expected maturity dates, are presented assuming that the projected weighted-average variable interest rates will be the same as the weighted-average variable interest rates as of January 1, 2000 and January 2, 1999, respectively. For interest rate swaps, the table presents notional amounts and weighted-average rates by expected maturity dates.


January 1, 2000                                             Expected Maturity Date                           Fair Value
                                                            ----------------------                           ----------
                                                                                                             January 1,
(in millions)                         2000         2001         2002       2003         2004     Thereafter     Total       2000
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt:
   Fixed rate instruments ......    $    5.7     $    5.5     $   5.6     $   5.3     $   5.0     $  24.4     $   51.5    $   56.4
      Average interest rate ....         9.5%         9.4%        9.4%        9.4%        9.3%        8.3%
   Variable rate instruments ...    $   15.5     $   24.1     $  68.0     $  33.0     $  33.0     $  79.6     $  253.2    $  253.2
      Average interest rate ....         6.4%         6.4%        6.4%        6.4%        6.4%        6.4%
----------------------------------------------------------------------------------------------------------------------------------
          TOTAL ................                                                                              $  304.7    $  309.6
==================================================================================================================================
Interest rate swaps:
Pay fixed/receive variable
   1995 notional amounts .......    $   14.3     $   14.3     $  14.3     $  14.3     $  14.3     $   7.8     $   79.3    $    0.8
      Average pay rate .........         6.7%         6.7%        6.7%        6.7%        6.7%        6.7%
   1998 notional amounts .......    $    0.0     $    2.1     $   8.6     $   8.6     $   8.6     $  32.1     $   60.0    $    2.6
      Average pay rate .........         6.1%         6.1%        6.1%        6.1%        6.1%        6.1%
----------------------------------------------------------------------------------------------------------------------------------
          TOTAL ................                                                                              $  139.3    $    3.4
==================================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION   29
                            Springs Industries, Inc.

January 2, 1999                                              Expected Maturity Date                                      Fair Value
(in millions)                                                ----------------------                                      ----------
                                                                                                                         January 2,
                                      1999         2000         2001        2002        2003     Thereafter      Total      1999
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt:
   Fixed rate instruments ......   $    5.8     $    5.1      $   5.1     $   5.1     $   5.1     $   29.4     $   55.6    $   63.7
      Average interest rate ....        9.4%         9.4%         9.4%        9.4%        9.3%         8.5%
   Variable rate instruments ...   $   15.5     $   15.5      $  24.0     $  33.0     $  33.0     $  112.7     $  233.7    $  233.7
      Average interest rate ....        5.5%         5.5%         5.5%        5.5%        5.5%         5.5%
-----------------------------------------------------------------------------------------------------------------------------------
          TOTAL ................                                                                               $  289.3    $  297.4
===================================================================================================================================
Interest rate swaps:
Pay fixed/receive variable
   1995 notional amounts .......   $   14.3     $   14.3      $  14.3     $  14.3     $  14.3     $   22.1     $   93.6    $   (3.4)
      Average pay rate .........        6.7%         6.7%         6.7%        6.7%        6.7%         6.7%
   1998 notional amounts .......   $    0.0     $    0.0      $   2.1     $   8.6     $   8.6     $   40.7     $   60.0    $   (1.8)
      Average pay rate .........        6.1%         6.1%         6.1%        6.1%        6.1%         6.1%
-----------------------------------------------------------------------------------------------------------------------------------
          TOTAL ................                                                                               $  153.6    $   (5.2)
===================================================================================================================================

Commodity Price Risk - The Company is exposed to price fluctuations related to anticipated purchases of certain raw materials, primarily cotton fiber. Springs uses a combination of forward delivery contracts and exchange-traded futures contracts, consistent with the size of its business, to reduce the Company's exposure to price volatility. Management assesses these contracts on a continuous basis to determine if contract prices will be recovered through subsequent sales. The fair value of exchange-traded futures contracts held at year-end 1999 and 1998 was not material. Near-term changes in the price of cotton fiber are not expected to have a material impact on the Company's future earnings or cash flows.

Foreign Exchange Risk - The Company is exposed to foreign exchange risk to the extent of adverse fluctuations in certain exchange rates, primarily the Canadian dollar and Mexican peso. The Company does not believe that reasonably possible near-term changes in foreign currencies will result in a material effect on future earnings, financial position or cash flows of the Company.

YEAR 2000 COMPUTER ISSUE

The Company completed its Year 2000 Project and has not experienced any significant disruptions in operations as a result of the Year 2000 Computer Issue. None of the Company's vendors or customers have indicated that they have experienced any significant Year 2000 related business interruptions. Although the Company has not experienced and does not anticipate any significant Year 2000 disruptions, because of the uncertainties inherent with the Year 2000 Computer Issue, the Company cannot ensure that it will not experience a Year 2000 related issue in the future.

Approximately $1.0 million, $7.1 million and $2.8 million of pretax expense was incurred in 1999, 1998 and 1997, respectively, related to Springs' Year 2000 Project. If any costs are incurred in 2000 related to this issue, they are not expected to be material.

ACCOUNTING CHANGES

In 1999, the Company adopted the American Institute of Certified Public Accountants' Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard revised the accounting for software development costs and requires the capitalization of certain costs which the Company has historically expensed as incurred. The adoption of this statement resulted in an increase to 1999 net income of $1.2 million, or $0.07 per diluted share, from the capitalization of costs that would have been expensed in previous years. In accordance with this standard, costs incurred prior to the initial adoption have not been retroactively adjusted.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities. This statement will require the Company to recognize all derivatives on the Consolidated Balance Sheet at fair value, and may impact the Company's earnings depending on the instruments held at the time of adoption. The Company will be required to adopt this standard beginning in its 2001 fiscal year, and is in the process of determining the impact of this standard on its financial position, results of operations and cash flows.

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. Words such as "expects," "believes," "estimates," and variations of such words and similar expressions are often used to identify such forward-looking statements which include but are not limited to projections of expenditures, savings, completion dates, cash flows, and operating performance. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guaranties of future performance; instead, they relate to situations with respect to which certain risks and uncertainties are difficult to predict. Actual future results and trends, therefore, may differ materially from what is forecasted in forward-looking statements due to a variety of factors, including: the health of the retail economy in general, competitive conditions and demand for the Company's products; progress toward the Company's cost-reduction goals; unanticipated natural disasters; legal proceedings; Year 2000-related computer issues; labor matters; and the availability and price of raw materials which could be affected by weather, disease, energy costs, or other factors.

30                          Selected Financial Data
                            Springs Industries, Inc.

                                                      1999            1998           1997 (c)           1996               1995
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (in millions)
 Net sales ...................................      $ 2,220.4     $  2,180.5        $ 2,226.1        $ 2,221.0        $  2,223.2

 Income from continuing operations ...........           69.0           37.3             69.0             88.4(i)           71.6

 Net income ..................................           69.0(a)        37.3(b)          69.0(d)          84.9(e)           71.6

 Class A cash dividends declared .............           14.1           14.9             16.9             16.7              14.8

 Class B cash dividends declared .............            8.6            8.7              8.8              9.0               8.9

PER SHARE OF COMMON STOCK:

 Income from continuing operations-diluted ...      $    3.80     $     1.97        $    3.34        $    4.29(i)     $     3.69

 Net income-diluted ..........................           3.80(a)        1.97(b)          3.34(d)          4.12(e)           3.69

 Class A cash dividends declared .............           1.32           1.32             1.32             1.32              1.26

 Class B cash dividends declared .............           1.20           1.20             1.20             1.20              1.14

 Shareholders' equity ........................          43.28          40.62            40.69            38.75             36.48

 Class A stock price range:

    High .....................................             43 5/8         61               54 3/4           50 1/2            44 3/4

    Low ......................................             27 1/16        31 3/4           41               38 3/8            35 1/4
-----------------------------------------------------------------------------------------------------------------------------------

STATISTICAL DATA:

 Net income to net sales .....................            3.1%(a)        1.7%(b)          3.1%(d)          3.8%(e)           3.2%

 Net income to average shareholders' equity ..            9.2%(a)        5.0%(b)          8.6%(d)         11.1%(e)          10.8%

 Operating return on assets employed(f) ......            9.1%           5.8%             8.6%             8.8%              9.8%

 Inventory turnover(g) .......................            4.2            4.1              4.6              4.8               5.3

 Accounts receivable turnover(h) .............            6.9            6.6              6.4              6.4               6.5

 Net sales divided by average assets .........            1.5            1.5              1.6              1.5               1.5

 Current ratio ...............................            2.7            3.5              3.3              3.1               2.9

 Capital expenditures (in millions) ..........      $   166.8     $    115.0        $    99.3        $    75.1        $     75.2

 Depreciation (in millions) ..................      $    90.5     $     81.9        $    78.8        $    80.8        $     84.6

 Approximate number of shareholders ..........          2,548          2,636            2,856            3,000             3,200

 Average number of associates ................         18,300         18,000           20,100           21,700            22,600
---------------------------------------------------------------------------------------------------------------------------------

SELECTED BALANCE SHEET DATA: (in millions)

 Net working capital .........................      $   523.0     $    555.8        $   546.4        $   537.4        $    506.3

 Net property ................................          625.6          549.7            541.2            534.6             614.0

 Total assets ................................        1,575.0        1,425.5          1,409.3          1,398.5           1,527.5

 Long-term debt ..............................          283.5          268.0            164.3            177.6             326.9
 Shareholders' equity ........................          774.9          724.1            804.6            780.8             734.5
---------------------------------------------------------------------------------------------------------------------------------

                            SELECTED FINANCIAL DATA                           31
                            Springs Industries, Inc.

NOTES:

(a) Net of Year 2000 expenses of $0.6 million. Without this unusual item, net income would have been $69.6 million, or $3.83 per diluted share, net income to sales would have been 3.1 percent, and the return on average shareholders' equity would have been 9.3 percent.

(b) Net of restructuring and realignment expenses of $12.3 million, Year 2000 expenses of $4.4 million, gains of $8.6 million on the Company's sale of its UltraSuede business and the Rock Hill facility, losses of $1.7 million on the Company's sale of its Industrial Products and Springfield businesses, and an impairment charge of $3.0 million recorded in connection with the Company's decision to close a terry manufacturing facility. Without these unusual items, net income would have been $50.1 million, or $2.64 per diluted share, net income to net sales would have been 2.3 percent, and the return on average shareholders' equity would have been 6.7 percent.

(c) Fiscal year 1997 includes 53 weeks, whereas all other fiscal years include 52 weeks.

(d) Net of restructuring and realignment expenses of $6.9 million, a $4.1 million gain on the sale of an investment, and Year 2000 expenses of $1.7 million. Without these unusual items, net income would have been $73.5 million, or $3.56 per diluted share, net income to net sales would have been 3.3 percent, and the return on average shareholders' equity would have been 9.2 percent.

(e) Net of restructuring and realignment expenses of $21.0 million, a gain of $50.1 million on the sale of Clark-Schwebel, Inc., an extraordinary loss, net of an income tax benefit of $2.2 million, of $3.6 million, and other write-offs. Without these unusual items, net income would have been $64.6 million, or $3.13 per diluted share, net income to net sales would have been 2.9 percent, and the return on average shareholders' equity would have been 8.5 percent.

(f) Pretax income before interest expense divided by average of month-end total assets used in operations. For 1999, pretax income was net of Year 2000 expenses. Without this unusual item, operating return on assets employed would have been 9.2 percent. For 1998, pretax income was net of restructuring and realignment expenses, Year 2000 expenses, gains on the Company's sales of its UltraSuede business and the Rock Hill facility, losses on the Company's sales of its Industrial Products and Springfield businesses, and an impairment charge in connection with the Company's decision to close a terry manufacturing facility. Without these unusual items, operating return on assets employed would have been 7.2 percent. For 1997, pretax income was net of realignment expenses, a gain on the sale of an investment, and Year 2000 expenses. Without these unusual items, operating return on assets employed would have been 9.2 percent. For 1996, pretax income was net of restructuring and realignment expenses, a gain on the sale of Clark-Schwebel, Inc. and other write-offs. Without these unusual items, operating return on assets employed would have been 8.3 percent.

(g)      Cost of goods sold divided by average of month-end inventories.

(h)      Net sales divided by average of month-end receivables.

(i) Differs from net income by an extraordinary loss of $3.6 million due to an early extinguishment of debt, net of an income tax benefit of $2.2 million, or $0.17 per diluted share.

NOTE: Selected Financial Data includes the following since their respective dates of acquisition: Dundee Mills, Incorporated, May 1995; certain assets of Dawson Home Fashions, Inc., May 1995; Nanik Window Covering business, July 1995; American Fiber Industries, LLC, January 1999; and Regal Rugs, Inc., January 1999. Selected Financial Data also includes the following until their respective dates of disposition: the Company's Intek office panel fabrics business, December 1995; Clark-Schwebel, Inc., April 1996; the Company's UltraSuede business, August 1998; the Company's Industrial Products business, December 1998; the Company's Springfield business, December 1998; and the Company's UltraFabrics business, March 1999.

32                   Quarterly Financial Data (Unaudited)
                            Springs Industries, Inc.

(In millions except per share data)

                                                          1999

QUARTER                         1ST         2ND           3RD          4TH         YEAR
-------
Net sales .................  $  584.0    $   544.9     $  562.9       $528.6     $2,220.4

Gross profit ..............  $  102.1    $    98.4     $  107.0       $112.0     $  419.5

Income before
 unusual items ............  $   15.5    $    13.5     $   18.1       $ 22.5     $   69.6

Year 2000 expenses ........      (0.3)        (0.2)        (0.1)          --         (0.6)

Restructuring and
  realignment .............        --           --           --           --           --

Sales of businesses and
  Rock Hill facility ......        --           --           --           --           --

Impairment charge .........        --           --           --           --           --
-----------------------------------------------------------------------------------------
   NET INCOME .............  $   15.2    $    13.3     $   18.0       $ 22.5     $   69.0
=========================================================================================


EARNINGS PER COMMON
SHARE-DILUTED:

Net income before
  unusual items ...........  $   0.86    $    0.74     $   0.99       $ 1.23     $   3.83

Year 2000 expenses ........     (0.02)       (0.01)          --           --        (0.03)

Restructuring and
  realignment .............        --           --           --           --           --

Sales of businesses and
  Rock Hill facility ......        --           --           --           --           --

Impairment charge .........        --           --           --           --           --
-----------------------------------------------------------------------------------------
   NET INCOME .............  $   0.84    $    0.73     $   0.99       $ 1.23     $   3.80
=========================================================================================


DIVIDENDS AND PRICE RANGE OF COMMON STOCK

                                                          1999

QUARTER                         1ST          2ND          3RD           4TH        YEAR
-------

(per share)
Class A dividends
  declared ................  $    .33    $     .33     $    .33         $.33     $   1.32

Class B dividends
  declared ................       .30          .30          .30          .30         1.20

COMMON STOCK PRICES:

  High ....................        42 1/2       43 5/8       43 5/16      43 7/16      43 5/8

  Low .....................        27 1/16      27 13/16     33 11/16     32 15/16     27 1/16
=========================================================================================

                                                           1998

QUARTER                         1ST          2ND          3RD            4TH       YEAR
-------
Net sales .................  $  556.7        $ 537.1      $ 578.3      $ 508.4     $ 2,180.5

Gross profit ..............  $  101.6        $  93.2      $  99.2      $  90.7     $   384.7

Income before
 unusual items ............  $   13.2        $   7.7      $  14.7      $  14.5     $    50.1

Year 2000 expenses ........      (0.9)          (1.4)        (1.3)        (0.8)         (4.4)

Restructuring and
  realignment .............     (15.4)          (0.8)         2.8          1.1         (12.3)

Sales of businesses and
  Rock Hill facility ......        --             --          8.6         (1.7)          6.9

Impairment charge .........        --             --         (3.0)          --          (3.0)
--------------------------------------------------------------------------------------------
   NET INCOME .............  $   (3.1)       $   5.5      $  21.8      $  13.1     $    37.3
============================================================================================

EARNINGS PER COMMON
SHARE-DILUTED:

Net income before
  unusual items ...........  $   0.66        $  0.40      $  0.80      $  0.80     $    2.64

Year 2000 expenses ........     (0.04)         (0.08)       (0.07)       (0.05)        (0.23)

Restructuring and
  realignment .............     (0.78)         (0.04)        0.15         0.06         (0.64)

Sales of businesses and
  Rock Hill facility ......        --             --         0.47        (0.09)         0.36

Impairment charge .........        --             --        (0.16)          --         (0.16)
--------------------------------------------------------------------------------------------
   NET INCOME .............  $  (0.16)       $  0.28      $  1.19      $  0.72     $    1.97
============================================================================================

DIVIDENDS AND PRICE RANGE OF COMMON STOCK

                                                           1998

QUARTER                          1ST          2ND           3RD          4TH          YEAR
-------

(per share)
Class A dividends
  declared ................    $    .33      $   .33      $   .33      $   .33     $    1.32

Class B dividends
  declared ................         .30          .30          .30          .30          1.20
--------------------------------------------------------------------------------------------

COMMON STOCK PRICES:

  High ....................          58 1/16      61           46 1/2       42 1/4        61

  Low .....................          50 1/8       45 1/4       32 7/16      31 3/4        31 3/4
============================================================================================