Form 10-K, Exhibit 13
period 2000-12-30
SPRINGS INDUSTRIES INC
filed 2001-03-28
CIK 93102

12                                                                    EXHIBIT 13

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

In fulfilling the Company's responsibilities for maintaining the integrity of financial information and for safeguarding assets, Springs relies upon internal control systems designed to provide reasonable assurance that the Company's records properly reflect business transactions and that these transactions are in accordance with management's authorization. There are limitations inherent in all systems of internal accounting controls based on the recognition that the cost of such systems should not exceed the benefits to be derived. Springs believes its systems provide this appropriate balance. The Company's internal audit department tests, evaluates, and reports on the adequacy and effectiveness of internal control systems and procedures.

Management also recognizes its responsibility for conducting the Company's affairs in an ethical and socially responsible manner. Springs has communicated to its associates its intentions to maintain high standards of ethical business conduct in all of its activities. Ongoing review programs are carried out to monitor compliance with this policy.

The Board of Directors pursues its oversight responsibility with respect to the Company's systems of internal control and its financial statements, in part, through an Audit Committee, which is composed solely of outside directors. The Audit Committee meets regularly with Springs' management, the Director of Internal Audit, and independent auditors. Both the independent auditors and the Director of Internal Audit have access to and meet privately with this Committee without the presence of management.

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


/s/ Jeffrey A. Atkins
----------------------------------
Jeffrey A. Atkins
Executive Vice President
and Chief Financial Officer


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and
Stockholders of Springs Industries, Inc.


We have audited the accompanying consolidated balance sheets of Springs Industries, Inc. (the Company) as of December 30, 2000, and January 1, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 30, 2000, and January 1, 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
---------------------------------------

Charlotte, North Carolina
January 30, 2001 (February 20, 2001, as to the last paragraph in Note 15)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            Springs Industries, Inc.

(In thousands except per share data)
For the Fiscal Years Ended December 30, 2000, January 1, 2000, and January 2,
1999

OPERATIONS                                                         2000              1999              1998
NET SALES ...............................................      $ 2,275,056       $ 2,220,403       $ 2,180,497

Cost and expenses:
     Cost of goods sold .................................        1,848,913         1,800,903         1,795,757
     Selling, general and administrative expenses .......          275,472           278,174           263,806
Provision for uncollectible receivables .................            6,195             7,297            16,401
Restructuring and realignment expenses ..................            5,316                --            19,948
Year 2000 expenses ......................................               --             1,012             7,067
Interest expense ........................................           31,984            26,520            25,069
Other income ............................................           (2,256)           (8,497)          (16,588)
Other expense ...........................................            2,833             3,766            10,258
--------------------------------------------------------------------------------------------------------------

         Total ..........................................        2,168,457         2,109,175         2,121,718
--------------------------------------------------------------------------------------------------------------

Income before income taxes ..............................          106,599           111,228            58,779
Income tax provision ....................................           39,455            42,267            21,450
--------------------------------------------------------------------------------------------------------------

         NET INCOME .....................................      $    67,144       $    68,961       $    37,329
--------------------------------------------------------------------------------------------------------------

BASIC EARNINGS PER COMMON SHARE .........................      $      3.75       $      3.86       $      2.01
==============================================================================================================

DILUTED EARNINGS PER COMMON SHARE .......................      $      3.70       $      3.80       $      1.97
==============================================================================================================

CASH DIVIDENDS DECLARED PER COMMON SHARE:

     Class A common shares ..............................      $      1.32       $      1.32       $      1.32

     Class B common shares ..............................      $      1.20       $      1.20       $      1.20
==============================================================================================================

BASIC WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING ........           17,923            17,869            18,549

Dilutive effect of stock-based compensation awards ......              237               299               389
--------------------------------------------------------------------------------------------------------------

DILUTED WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING ......           18,160            18,168            18,938
==============================================================================================================

See Notes to Consolidated Financial Statements.

14


                          CONSOLIDATED BALANCE SHEETS
                            Springs Industries, Inc.

(In thousands except share data)
December 30, 2000 and January 1, 2000

                                                                                          2000              1999
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents .................................................      $     2,862       $     4,210
     Accounts receivable, net ..................................................          291,050           302,210
     Inventories, net ..........................................................          508,067           479,328
     Other .....................................................................           34,386            37,669
-------------------------------------------------------------------------------------------------------------------
         Total current assets ..................................................          836,365           823,417
-------------------------------------------------------------------------------------------------------------------
PROPERTY (AT COST):
     Land and improvements .....................................................           19,312            19,046
     Buildings .................................................................          257,229           239,968
     Machinery and equipment ...................................................        1,201,400         1,193,863
-------------------------------------------------------------------------------------------------------------------
         Total .................................................................        1,477,941         1,452,877
     Accumulated depreciation ..................................................         (860,019)         (827,234)
-------------------------------------------------------------------------------------------------------------------
         Property, net .........................................................          617,922           625,643
-------------------------------------------------------------------------------------------------------------------
GOODWILL AND OTHER ASSETS, NET .................................................          129,859           125,938
-------------------------------------------------------------------------------------------------------------------
         TOTAL ASSETS ..........................................................      $ 1,584,146       $ 1,574,998
===================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Short-term borrowings .....................................................      $    24,700       $    35,450
     Current maturities of long-term debt ......................................           25,216            21,203
     Accounts payable ..........................................................          106,728           106,569
     Accrued wages and salaries ................................................            9,431            11,190
     Accrued incentive pay and benefit plans ..................................            28,735            42,702
     Income taxes payable ......................................................            7,879            18,101
     Other accrued liabilities .................................................           68,318            65,206
-------------------------------------------------------------------------------------------------------------------
         Total current liabilities .............................................          271,007           300,421
-------------------------------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
     Long-term debt ............................................................          283,280           283,534
     Accrued benefits and deferred compensation ................................          176,113           179,472
     Other .....................................................................           33,959            36,700
-------------------------------------------------------------------------------------------------------------------
         Total noncurrent liabilities ..........................................          493,352           499,706
-------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
     Class A common stock- $.25 par value (10,867,988 and 10,844,536 shares
       issued in fiscal 2000 and 1999, respectively) ...........................            2,717             2,712
     Class B common stock - $.25 par value (7,154,763 and 7,156,663 shares
       issued and outstanding in fiscal 2000 and 1999, respectively) ...........            1,789             1,789
     Additional paid-in capital ................................................          104,181           103,584
     Retained earnings .........................................................          722,515           678,170
     Cost of Class A common stock in treasury (91,216 and 95,850 shares
       in fiscal 2000 and 1999, respectively) ..................................           (2,085)           (2,181)
     Accumulated other comprehensive loss ......................................           (9,330)           (9,203)
-------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity ............................................          819,787           774,871
-------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............................      $ 1,584,146       $ 1,574,998
===================================================================================================================

See Notes to Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                            Springs Industries, Inc.

 (In thousands)                                                           Accumulated                                      Class A
                                                    Total                    Other      Class A    Class B   Additional     Stock
For the Fiscal Years Ended December 30, 2000,   Shareholders'  Retained  Comprehensive  Common     Common     Paid-In      Held in
January 1, 2000, and January 2, 1999               Equity      Earnings  Income (Loss)   Stock      Stock     Capital      Treasury
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 3, 1998 ....................   $ 804,598    $ 701,354    $ (8,132)   $ 3,150    $ 1,818    $ 108,684    $(2,276)

Comprehensive income:
 Net income ...................................      37,329       37,329          --         --         --           --         --
 Other comprehensive income, before tax:
  Foreign currency translation adjustment .....      (2,362)          --      (2,362)        --         --           --         --
  Minimum pension liability adjustment ........         465           --         465         --         --           --         --
 Income tax expense related to items
  of other comprehensive income ...............        (495)          --        (495)        --         --           --         --
                                                  ---------
 Total comprehensive income, net of tax .......      34,937
                                                  ---------
Exchange of Class B common stock
 for Class A common stock .....................          --           --          --         19        (19)          --         --
Shares awarded under various employee plans ...         593           --          --          3         --          544         46
Exercise of stock options .....................       2,441           --          --         15         --        2,426         --
Shares reacquired by the Company ..............     (94,816)     (83,103)         --       (505)        --      (11,208)        --
Dividends declared ............................     (23,637)     (23,637)         --         --         --           --         --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 2, 1999 ....................   $ 724,116    $ 631,943    $(10,524)   $ 2,682    $ 1,799    $ 100,446    $(2,230)

Comprehensive income:
 Net income ...................................      68,961       68,961          --         --         --           --         --
 Other comprehensive income, before tax:
  Foreign currency translation adjustment .....         910           --         910         --         --           --         --
  Minimum pension liability adjustment ........         689           --         689         --         --           --         --
 Income tax expense related to items
  of other comprehensive income ...............        (278)          --        (278)        --         --           --         --
                                                  ---------
 Total comprehensive income, net of tax .......      70,282
                                                  ---------
Exchange of Class B common stock
 for Class A common stock .....................          --           --          --         10        (10)          --         --
Shares awarded under various employee plans ...         933           --          --          6         --          878         49
Exercise of stock options .....................       2,274           --          --         14         --        2,260         --
Dividends declared ............................     (22,734)     (22,734)         --         --         --           --         --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2000 ....................   $ 774,871    $ 678,170    $ (9,203)   $ 2,712    $ 1,789    $ 103,584    $(2,181)

Comprehensive income:
 Net income ...................................      67,144       67,144          --         --         --           --         --
 Other comprehensive income, before tax:
  Foreign currency translation adjustment .....         341           --         341         --         --           --         --
  Minimum pension liability adjustment ........        (755)          --        (755)        --         --           --         --
 Income tax benefit related to items
  of other comprehensive income ...............         287           --         287         --         --           --         --
                                                  ---------
 Total comprehensive income, net of tax .......      67,017
                                                  ---------
Shares awarded under various employee plans ...         579           --          --          4         --          479         96
Exercise of stock options .....................         119           --          --          1         --          118         --
Dividends declared ............................     (22,799)     (22,799)         --         --         --           --         --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 30, 2000 ..................   $ 819,787    $ 722,515    $ (9,330)   $ 2,717    $ 1,789    $ 104,181    $(2,085)
===================================================================================================================================

See Notes to Consolidated Financial Statements.

16
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Springs Industries, Inc.

(In thousands)
For the Fiscal Years Ended December 30, 2000, January 1, 2000, and
January 2, 1999

OPERATING ACTIVITIES:                                                                    2000           1999           1998
     Net income ................................................................     $  67,144      $  68,961      $  37,329
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation and amortization .........................................       109,405        101,292         86,951
         (Gains) losses on sales of businesses, property and other assets ......         1,553         (2,989)        (7,339)
         Deferred income taxes .................................................         5,346         (4,364)         3,542
         Provision for restructuring ...........................................         5,316             --         13,388
         Provision for uncollectible receivables ...............................         6,195          7,297         16,401
         Changes in operating assets and liabilities, net of effects of business acquisitions and sales of businesses:
             Accounts receivable ...............................................         1,795        (39,329)        11,316
             Inventories .......................................................       (28,339)       (72,293)         1,081
             Accounts payable and other accrued liabilities ....................       (24,391)        23,881        (10,592)
             Accrued restructuring costs .......................................        (1,977)            --         (7,305)
             Other, net ........................................................       (18,237)        (8,956)       (13,218)
----------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities .............................       123,810         73,500        131,554
----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
     Purchases of property .....................................................       (93,310)      (166,817)      (115,033)
     Business acquisitions, net of cash acquired ...............................        (5,700)       (52,513)            --
     Notes receivable ..........................................................            --           (610)           (40)
     Principal collected on notes receivable ...................................         2,082          7,979          7,119
     Net proceeds from sales of businesses, property and other assets ..........         1,432         67,860         39,686
----------------------------------------------------------------------------------------------------------------------------
         Net cash used for investing activities ................................       (95,496)      (144,101)       (68,268)
----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
     Proceeds from (repayments of) short-term borrowings, net ..................       (10,750)        34,229         (7,450)
     Proceeds from long-term debt ..............................................       150,000         80,000        125,000
     Repayments of long-term debt ..............................................      (146,241)       (66,911)       (14,435)
     Repurchase of Class A common shares .......................................            --             --        (96,206)
     Proceeds from exercise of stock options ...................................           119          2,073          1,876
     Payment of cash dividends .................................................       (22,790)       (22,707)       (24,317)
----------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used for) financing activities ..................       (29,662)        26,684        (15,532)
----------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...........................        (1,348)       (43,917)        47,754

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR .................................         4,210         48,127            373
----------------------------------------------------------------------------------------------------------------------------
         CASH AND CASH EQUIVALENTS AT END OF YEAR ..............................     $   2,862      $   4,210      $  48,127
============================================================================================================================
CASH PAID DURING THE YEAR FOR:
     Interest ..................................................................     $  29,392      $  21,433      $  19,279
----------------------------------------------------------------------------------------------------------------------------
     Income taxes ..............................................................     $  40,687      $  36,024      $  22,119
----------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Springs Industries, Inc.

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Springs Industries, Inc. and its subsidiaries (Springs or the Company). Intercompany balances and transactions are eliminated in consolidation. Investments in businesses in which the Company has voting interests ranging from 20 to 50 percent and which the Company does not effectively control are accounted for using the equity method of accounting.

USE OF ESTIMATES: Preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures relating to contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

REVENUE RECOGNITION: Revenue from product sales is recognized at the time goods are delivered to the customer.

CASH AND CASH EQUIVALENTS: Cash equivalents consist of liquid investments with original maturities of three months or less when purchased.

ACCOUNTS RECEIVABLE: The Company performs ongoing credit evaluations of its customers' financial conditions and, typically, requires no collateral from its customers. The Company's reserve for doubtful accounts was $9.4 million at December 30, 2000, compared to $9.7 million at January 1, 2000. The decrease in the reserve for doubtful accounts reflects a fiscal 2000 provision for doubtful accounts of $6.2 million and net write-offs of approximately $6.5 million for previously reserved accounts. The Company's reserve for doubtful accounts was $9.7 million at January 1, 2000, compared to $11.7 million at January 2, 1999. The decrease in the reserve for doubtful accounts reflects a fiscal 1999 provision for doubtful accounts of $7.3 million and net write-offs of approximately $9.3 million for previously reserved accounts.

INVENTORIES: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (LIFO) for approximately 71 percent and 69 percent of inventories at December 30, 2000 and January 1, 2000, respectively. The first-in, first-out method (FIFO) is used for all other inventories.

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

PURCHASE COMMITMENTS: Periodically the Company enters into forward delivery contracts and futures contracts for the purchase of certain raw materials, which the Company believes are consistent with the size of its business and the expected volume of its future purchases, to reduce the Company's exposure to price volatility. Unrealized gains and losses on outstanding futures contracts, which were not material at December 30, 2000 and January 1, 2000, are deferred and subsequently recognized in income as cost of goods sold in the same period as the hedged item. The Company does not hold or issue derivative instruments for trading purposes. See the Recently Issued Accounting Standards section of this Note for further discussion of accounting for derivative instruments.

IMPAIRMENT OF LONG-LIVED ASSETS: Long-lived assets are reviewed for impairment when events or changes in business conditions indicate that their full carrying value may not be recoverable. The estimated future undiscounted cash flows associated with such assets are compared to the assets' carrying values to determine if write-downs are required. Pretax impairment charges of approximately $1.6 million, $3.0 million and $6.0 million in 2000, 1999 and 1998, respectively, were recorded in the Other Expense line item in the Consolidated Statements of Operations. See Note 4, Restructuring and Realignment Expenses, for impairment charges related to restructuring plans.

INCOME TAXES: The provision for income taxes includes federal, state, and foreign taxes currently payable and deferred taxes. Deferred taxes were determined using the liability method, which considers future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities and which gives immediate effect to changes in income tax laws upon enactment.

RECLASSIFICATION: Certain prior years' amounts have been reclassified to conform with the 2000 presentation.

RECENTLY ISSUED ACCOUNTING STANDARDS: Effective December 31, 2000 (fiscal 2001), the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities (an amendment of FASB Statement No.
133)." This statement, as amended, requires the Company to recognize all derivatives on the Consolidated Balance Sheets at fair value, with changes in fair value recognized in earnings unless specific criteria are met for derivatives in qualifying hedging transactions. Changes in fair value of derivatives in qualifying hedging transactions will be reflected in accumulated other comprehensive income and reclassified into earnings at the time the corresponding hedged transaction is recognized in earnings.

The Company's derivatives consist of cotton futures contracts, a natural gas commodity swap contract and interest rate swap contracts. These instruments will be accounted for as cash flow hedges. As a result of the adoption of Statement No. 133, the Company will record in the first quarter of fiscal 2001 a natural gas commodity swap asset of $2.1 million, interest rate swap liabilities of $1.6 million, an immaterial cotton futures liability, and the cumulative effect of a change in accounting adjustment to other comprehensive income of $0.5 million ($0.3 million net of taxes). The Company believes that Statement No. 133 will not have a material impact on the consolidated results of operations, financial position or cash flows in the future; however, the impact of this statement will depend on the market values of derivative instruments and related hedged items held in the future, and the effectiveness of those hedging relationships.

NOTE 2.  REPORTABLE SEGMENT INFORMATION:

Springs is engaged in manufacturing, marketing, selling and distributing home furnishings products. The Company's product line includes sheets, pillows, pillowcases, bedspreads, comforters, mattress pads, baby bedding and infant apparel, towels, shower curtains, bath and accent rugs, other bath fashion accessories, over-the-counter home-sewing fabrics, drapery hardware, and hard and soft decorative window fashions.

The Company's operations have been aggregated into one reportable segment based on their similar products, production processes, customers and methods of distribution, in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company evaluates its performance based on profit from operations, which is defined as net sales less cost of goods sold, selling, general, and administrative expenses, and the provision for uncollectible receivables. The Company's accounting policies are described in
Note 1, Summary of Significant Accounting Policies. Springs' principal markets and operations are in the United States of America.

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

18

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            Springs Industries, Inc.

Based on the current organizational structure, sales and profit from operations before unusual items for the reportable segments are as follows:


(in millions)                           2000            1999             1998
NET SALES:
Home furnishings .............        $2,275.1        $2,220.4         $2,014.7

Specialty fabrics ............              --              --            165.8
-------------------------------------------------------------------------------
   TOTAL .....................        $2,275.1        $2,220.4         $2,180.5
===============================================================================
PROFIT FROM OPERATIONS
BEFORE UNUSUAL ITEMS: (1)

Home furnishings .............        $  144.5        $  134.0         $   88.9

Specialty fabrics ............              --              --             15.6
-------------------------------------------------------------------------------
   Total .....................           144.5           134.0            104.5
-------------------------------------------------------------------------------
Restructuring and
realignment expenses (2) .....             5.3              --             19.9

Year 2000 expenses (2) .......              --             1.0              7.1

Interest expense .............            32.0            26.5             25.0

Other (income) expense,
net (3) ......................             0.6            (4.7)            (6.3)
-------------------------------------------------------------------------------
   INCOME BEFORE
   INCOME TAXES ..............        $  106.6        $  111.2         $   58.8
===============================================================================
TOTAL ASSETS AT YEAR END:

Home furnishings .............        $1,584.1        $1,575.0         $1,326.6

Specialty fabrics ............              --              --             50.8

Cash and cash
equivalents (4) ..............              --              --             48.1
-------------------------------------------------------------------------------
   TOTAL .....................        $1,584.1        $1,575.0         $1,425.5
===============================================================================
CAPITAL EXPENDITURES:

Home furnishings .............        $   93.3        $  166.8         $  112.7

Specialty fabrics ............              --              --              2.3
-------------------------------------------------------------------------------
   TOTAL .....................        $   93.3        $  166.8         $  115.0
===============================================================================
DEPRECIATION AND AMORTIZATION:

Home furnishings .............        $  109.4        $  101.3         $   82.4

Specialty fabrics ............              --              --              4.6
-------------------------------------------------------------------------------
   TOTAL .....................        $  109.4        $  101.3         $   87.0
===============================================================================

(1) Profit from operations before unusual items represents sales less cost of goods sold, selling, general and administrative expenses, and provision for uncollectible receivables.

(2) In 1998, restructuring and realignment expenses totaling $19.9 million were charged to the home furnishings segment, and Year 2000 expenses totaling $6.8 million and $0.3 million were charged to the home furnishings segment and the specialty fabrics segment, respectively.

(3) In 1998, an impairment charge of $4.8 million was charged to the home furnishings segment.

(4) In 2000 and 1999, all of the Company's assets, including cash and cash equivalents, are reported in the home furnishings segment. In 1998, cash and cash equivalents were not allocated to the reportable segments.


Sales to the Company's top ten customers represented 64 percent, 59 percent and 49 percent of total sales in 2000, 1999, and 1998, respectively. Sales for 2000, 1999, and 1998 include sales of $622.4 million, $450.4 million, and $320.8 million, respectively, to Wal-Mart Stores, Inc. and are included in the home furnishings segment. Accounts receivable at December 30, 2000, and January 1, 2000, included receivables from Wal-Mart Stores, Inc. totaling $93.1 million and $47.2 million, respectively.


Sales by geographic area, as defined by customer location, are as follows:

(in millions)

                                   2000            1999            1998

United States .........        $  2,131.4      $  2,072.0      $  2,031.5

Canada ................             113.1           117.7           113.3

Other .................              30.6            30.7            35.7
-------------------------------------------------------------------------

   TOTAL ..............        $  2,275.1      $  2,220.4      $  2,180.5
=========================================================================


Company assets located outside the United States are not material for any of the three years presented.


NOTE 3.  ACQUISITIONS AND DIVESTITURES:

On August 7, 2000, the Company acquired certain assets and operations of a Mexican maquiladora (a business enterprise which provides preferential import and tax treatment for goods transferred between Mexico and the United States), which fabricates window blinds, and a related U.S. distribution operation. The purchase price was approximately $5.7 million. The acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"), and the operating results for the acquired business have been included in the Company's consolidated financial statements since the August 7, 2000, acquisition date. The purchase price was allocated to the assets acquired based on their estimated fair value at the date of acquisition.

The excess of the purchase price over the fair value of the assets acquired, which totaled $3.9 million, has been recorded as goodwill and is being amortized on a straight-line basis over 20 years. The pro-forma impact on sales and operating profits for 2000 and 1999 was not material.

On January 23, 1999, the Company acquired Regal Rugs, Inc. ("Regal"), an importer and manufacturer of bath and accent rugs, for approximately $35 million. The acquisition was accounted for as a purchase in accordance with APB 16, and Regal's operating results have been included in the Company's consolidated financial statements since the January 23, 1999, acquisition date. The purchase price was allocated to the assets acquired and to the liabilities assumed based on their estimated fair value at the date of acquisition.

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

The excess of the purchase price for the Regal and AFI acquisitions over the fair value of net assets acquired totaled $34.3 million, which has been recorded as goodwill and is being amortized on a straight-line basis over 20 years.

Because Regal and AFI were acquired in January, 1999, substantially all of their 1999 operating results have been included in Springs' 1999 Consolidated Statement of Operations. The following unaudited pro forma financial information presents the combined results

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            Springs Industries, Inc.

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

During 1999 and 1998, the Company sold four specialty fabrics businesses. Effective March 31, 1999, the Company sold its UltraFabrics business, and there was no material gain on the sale. The first quarter 1999 sales and earnings before interest and taxes of the UltraFabrics business were not material. Effective January 2, 1999, the Company disposed of the net assets of its Springfield business in exchange for a $10 million preferred equity interest in the divested business which is accounted for using the cost method, and cash of $33 million. The Company has committed to provide the divested business with certain commission finishing services through 2008. Springs does not believe that the terms of this commitment will have a material impact on future earnings. Effective December 19, 1998, the Company disposed of its Industrial Products business in exchange for principally $18.5 million in cash and other consideration in the form of notes receivable and a preferred equity interest in the divested business which is accounted for using the cost method. Effective August 7, 1998, the Company sold its UltraSuede business and certain related assets of the UltraFabrics business in exchange for approximately $15 million in cash. The combined effect of the 1998 transactions was a pretax gain of $8.4 million, which is included in Other Income in the accompanying Consolidated Statements of Operations. The combined sales of the four specialty fabrics businesses included in the Company's 1998 results were $165.8 million, and after-tax earnings totaled approximately $9.5 million.

NOTE 4.  RESTRUCTURING AND REALIGNMENT EXPENSES:

2000 RESTRUCTURINGS

In December 2000, the Company announced a restructuring plan to eliminate certain production at its Katherine and Elliott bedding plants in South Carolina, beginning in February 2001. The plan eliminates some narrow loom weaving, which is not compatible with newer fabrication equipment, at the Katherine plant and outdated yarn spinning at the Katherine and Elliott plants.

The Company recorded a charge of $2.4 million, which included a $1.1 million accrual for severance costs arising from the elimination of an estimated 326 manufacturing positions and a $1.3 million impairment charge for disposal of machinery and equipment. Impairment was determined by comparing the net book value against estimated sales value less costs to sell. The restructuring plan should be completed by mid-2001.

Changes in the restructuring accruals since the adoption of the plan are as follows:

(in millions)                                Severance      Asset
                                              Accrual    Impairment
-------------------------------------------------------------------
Original accrual as of
December 6, 2000 .......................        $1.1        $1.3
Charged against assets .................          --        (1.3)
-------------------------------------------------------------------
    ACCRUAL BALANCE AS OF
    DECEMBER 30, 2000 ..................        $1.1        $0.0
===================================================================


In the second quarter of 2000, the Company adopted a plan to phase out production and close plants in Griffin and Jackson, Georgia, which manufactured certain baby products, and to phase out yarn production for terry towels at its No. 2 plant in Griffin, beginning in August 2000. The Company recorded a charge of $2.9 million, which included a $2.4 million accrual for severance costs arising from the elimination of an estimated 426 manufacturing positions, a $0.3 million impairment charge for machinery and equipment to be sold, and a $0.2 million accrual for estimated idle plant costs. These charges relate primarily to the baby products facilities since costs related to the terry yarn facility were not significant. The restructuring plan is expected to be complete by the end of the first quarter of fiscal 2001.

Changes in the restructuring accruals since the adoption of the plan are as follows:

(in millions)                           Severance      Asset      Idle Plant
                                         Accrual    Impairment      Costs
--------------------------------------------------------------------------------
Original accrual as of
June 2, 2000 ......................        $2.4         $0.3         $0.2
Cash payments .....................        (1.8)          --         (0.2)
Charged against assets ............          --         (0.3)          --
--------------------------------------------------------------------------------
    ACCRUAL BALANCE AS OF
    DECEMBER 30, 2000 .............        $0.6         $0.0         $0.0
================================================================================

1998 RESTRUCTURING

In the first quarter of 1998, the Company adopted a plan to close its Rock Hill, South Carolina Printing and Finishing Plant. At that time, the Company recorded a charge of $23.0 million, which included an $11.3 million write-off of property, a $4.0 million accrual for anticipated severance costs arising from the elimination of approximately 480 positions, and a $7.7 million accrual primarily for idle plant and demolition costs.

Changes in the restructuring accruals since the adoption of the plan are as follows:

                                                         Accrual
(in millions)                              Severance    for Other
                                            Accrual      Expenses
-----------------------------------------------------------------
Original accrual on
February 17, 1998 ....................        $4.0         $7.7
Cash payments ........................        (3.0)        (1.2)
Adjustments ..........................        (1.0)        (6.5)
-----------------------------------------------------------------
    ACCRUAL BALANCE ON
    JANUARY 2, 1999 ..................        $0.0         $0.0
=================================================================


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

NOTE 5.  INVENTORIES:

Inventories are summarized as follows: (in thousands)

STANDARD COST (which approximates current cost):     2000              1999
Finished goods .....................              $ 314,629         $ 328,383

In process .........................                213,855           181,323

Raw materials and supplies .........                 64,241            64,293
-----------------------------------------------------------------------------
                                                    592,725           573,999
Less LIFO reserve ..................                (84,658)          (94,671)
-----------------------------------------------------------------------------
   TOTAL ...........................              $ 508,067         $ 479,328
=============================================================================

The Company changed its policy related to accounting for certain manufacturing supply parts inventories during 2000 at certain facilities to conform with the method used predominantly throughout the Company, where such inventories are capitalized and expensed when utilized. As a result of this change, $2.9 million of supplies were capitalized during 2000, that would have been expensed under the previous accounting policy. Retroactive application of this change would not have a material effect on prior-year earnings.

20

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            Springs Industries, Inc.

NOTE 6.  GOODWILL:

The Company had net goodwill of $61.0 million and $60.2 million at December 30, 2000, and January 1, 2000, respectively. These amounts are net of accumulated amortization of $16.7 million at December 30, 2000, and $13.6 million at January 1, 2000. See Note 3, Acquisitions and Divestitures, for a description of the goodwill from the 2000 and 1999 acquisitions.

NOTE 7.  ACCRUED BENEFITS AND DEFERRED COMPENSATION:

The long-term portion of accrued benefits and deferred compensation was comprised of the following:

(in thousands)                                               2000              1999
Postretirement medical benefit obligation ......          $ 56,287          $ 62,097
Deferred compensation ..........................            65,681            68,132
Other employee benefit obligations .............            54,145            49,243
------------------------------------------------------------------------------------
   TOTAL .......................................          $176,113          $179,472
====================================================================================

The liabilities are long-term in nature and will be paid over time in accordance with the terms of the plans.

NOTE 8.  FINANCING ARRANGEMENTS:

The Company has access to short-term financing for operations through various uncommitted credit facilities. At December 30, 2000, and January 1, 2000, the Company had short-term borrowings of $24.7 million and $35.5 million outstanding under these facilities at weighted-average interest rates of 7.2 percent and 6.3 percent, respectively.

LONG-TERM DEBT CONSISTS OF:

(in thousands)                                                                                    2000            1999
Revolving credit agreement, due December 2002, interest payable at LIBOR-based
   variable rates (7.0% at 12/30/2000) .................................................      $  60,000       $  35,000

Note payable in quarterly installments of $4,464 from November 2001 through
   August 2008, interest payable at LIBOR-based variable rates (6.8% at 12/30/2000) ....        125,000         125,000

Senior notes payable in annual installments of $5,000 through July 2006,
   interest rate at 9.6% ...............................................................         30,000          35,000

Notes payable in quarterly installments of $2,857 through May 2005, interest
   payable at LIBOR-based variable rates (7.2% at 12/30/2000) ..........................         51,429          62,857

Notes payable in quarterly installments of $714 through September 2005, interest
   payable at LIBOR-based variable rates (7.1% at 12/30/2000) ..........................         13,571          16,429

Industrial Revenue Bond Obligations, payable in varying annual
   amounts through 2019, interest at rates ranging from 5.1% to 8.3% ...................         27,374          28,603
Other ..................................................................................          1,122           1,848
-----------------------------------------------------------------------------------------------------------------------
   Total ...............................................................................        308,496         304,737
Current maturities .....................................................................        (25,216)        (21,203)
-----------------------------------------------------------------------------------------------------------------------
   LONG-TERM DEBT ......................................................................      $ 283,280       $ 283,534
=======================================================================================================================

The Company has the ability to obtain financing through the issuance of commercial paper. The Company's access to the commercial paper market is facilitated by a committed $225 million long-term revolving credit agreement provided by several banks. This revolving credit agreement will expire on December 16, 2002. The Company pays a 0.1 percent annual facility fee related to this agreement. As of December 30, 2000, $60.0 million in borrowings were outstanding under this agreement with $165.0 million of remaining availability. The LIBOR-based weighted-average interest rate on the revolving credit agreement was 7.0 percent as of December 30, 2000.

During 1998, the Company borrowed $125 million under a long-term credit facility at a variable rate based on LIBOR, which was 6.8 percent at December 30, 2000. During the third quarter of 1998, the Company entered into an interest rate swap agreement for a notional amount of $60 million to effectively fix the interest rate at 6.1 percent on $60 million of the $125 million note payable in August 2008. During the fourth quarter of 2000, the Company entered into another interest rate swap agreement for a notional amount of $65 million to effectively fix the interest rate at 6.5 percent on the remaining $65 million of the $125 million note.

In 1995, the Company entered into other interest rate swap agreements to reduce the potential impact of increases in interest rates on floating-rate, long-term debt. The interest rate swap agreements fix the interest rate at 6.8 percent on the remaining balance of the notes payable in May 2005 and September 2005.

The spread to LIBOR for the interest rates on the notes payable in August 2008, May 2005 and September 2005 is subject to adjustment at certain dates. As a result, the effective fixed rate created by the interest rate swaps will change by similar amounts.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to the swap agreements; however, the Company believes such counterparties will perform. At December 30, 2000, and January 1, 2000, the notional amount of these swap agreements totaled $190.0 million and $139.3 million, respectively.

Certain long-term debt agreements contain requirements concerning, among other things: the maintenance of working capital and tangible net worth; limitations on the incurrence of indebtedness; and restrictions on the payment of dividends, sales of assets, and/or redemption of stock. The Company is in compliance with the requirements of these agreements as of December 30, 2000. Under the most restrictive requirements on the payment of dividends, retained earnings of approximately $181.0 million were free of restrictions at December 30, 2000.

Scheduled annual maturities of long-term debt are as follows:
(in thousands)

FISCAL YEAR                                               AMOUNT
2001..............................................    $   25,216

2002..............................................        98,477

2003..............................................        38,228

2004..............................................        38,003

2005 .............................................        31,574

Thereafter........................................        76,998
----------------------------------------------------------------
   Total..........................................  $    308,496
================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            Springs Industries, Inc.

NOTE 9.  LEASES:

The Company leases certain office space, facilities, and equipment under operating leases. During 1999, the Company sold its New York City office building for $29.5 million and leased back a portion of the building for a ten-year term. The result of the sale-leaseback was a pretax gain of $1.5 million recorded in Other Income in the Consolidated Statements of Operations and the deferral of an additional $17.8 million pretax gain, which is being amortized over the operating lease term.

Total rent expense was $24.2 million in 2000, $21.3 million in 1999 and $19.0 million in 1998.

Future scheduled minimum lease payments under noncancelable operating leases are as follows:

(in thousands)

FISCAL YEAR                                               AMOUNT
2001..............................................      $ 15,032

2002..............................................        12,104

2003..............................................         9,569

2004..............................................         6,751

2005..............................................         4,796

Thereafter........................................        11,167
----------------------------------------------------------------
   TOTAL..........................................      $ 59,419
================================================================

NOTE 10. SHAREHOLDERS' EQUITY:

As of December 30, 2000, Springs had authorized 1,000,000 shares of $1.00 par value, voting preferred stock, none of which was outstanding. Authorized common stock consisted of 40,000,000 shares of $.25 par value Class A stock and 20,000,000 shares of $.25 par value Class B stock. Subject to certain exceptions, owners of Class B stock are entitled to four votes per share on matters brought before shareholders of the Company, while owners of Class A stock are entitled to one vote per share. See Note 15, Other Matters, for a description of related parties. Cash dividends per share declared on Class A stock must equal at least 110 percent of cash dividends declared per share on Class B stock.

In October of 1997, the Company's Board of Directors authorized the Company to purchase, from time to time, up to 4 million shares of Class A common stock in the open market and in private transactions. As of January 2, 1999, the Company had repurchased 2.4 million shares pursuant to this authorization. No shares were repurchased during 2000 or 1999.

Accumulated other comprehensive loss shown in the Consolidated Statements of Shareholders' Equity consisted of foreign currency translation adjustments of $8.2 million (net of tax) and a minimum pension liability of $1.1 million (net of tax) in 2000; foreign currency translation adjustments of $8.5 million and a minimum pension liability of $0.7 million (net of tax) in 1999; and foreign currency translation adjustments of $9.5 million and a minimum pension liability of $1.0 million (net of tax) in 1998.

NOTE 11. STOCK-BASED COMPENSATION:

The Company has a stock-based incentive plan ("the Plan") which is designed to achieve the objectives of the long-term component of the Company's executive and director compensation program. The Plan provides for various stock-based Class A common stock awards, including stock options, deferred stock, restricted stock, performance units, and stock appreciation rights.

Under the Plan, stock options have been granted with exercise prices equal to the Company's stock price on the grant date. Generally, the options granted cannot be exercised until at least three years after the grant date, and generally expire ten years after the grant date.

The deferred stock awards typically vest over a five-year period. The restrictions on restricted stock typically lapse over a two or three-year period.

Performance units which have been granted are subject to a three-year performance cycle and are accounted for as a variable plan. The number of units ultimately earned is determined at the end of the three-year cycle based on the Company's total shareholder return over the three-year cycle as compared to the companies in the S&P 500 index.

A summary of the Company's stock options as of December 30, 2000, January 1, 2000, and January 2, 1999, and changes during the years ended on those dates is presented below:

                                                                2000                       1999                      1998
                                              ------------------------------------------------------------------------------------
                                                             Weighted-                    Weighted-                    Weighted-
                                                              Average                     Average                       Average
                                               Options    Exercise Price     Options   Exercise Price   Options     Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year .........    2,000,008       $38.08       1,680,141       $38.11       1,127,500       $39.53
Granted ..................................       32,165        38.88         473,000        37.84         632,800        34.95
Forfeited ................................      (28,600)       34.67         (97,799)       39.01         (20,002)       38.32
Exercised ................................       (3,800)       31.39         (55,334)       35.37         (60,157)       31.18
----------------------------------------------------------------------------------------------------------------------------------
   OUTSTANDING AT END OF YEAR ............    1,999,773       $38.16       2,000,008       $38.08       1,680,141       $38.11
==================================================================================================================================
   OPTIONS EXERCISABLE AT END OF YEAR ....    1,014,608       $40.71         822,904       $40.16         810,167       $40.05
==================================================================================================================================


The following table summarizes information about the stock options outstanding at December 30, 2000:

                                                                                                  Options Exercisable
                                                                                            -------------------------------
                                                      Weighted-           Weighted-                               Weighted-
           Range of              Options               Average            Average                                 Average
           Exercise            Outstanding            Remaining           Exercise                                Exercise
            Prices             at 12/30/00         Contractual Life        Price            at 12/30/00            Price
---------------------------------------------------------------------------------------------------------------------------
     $  28.00 to 29.00           144,065              1.2  years         $  28.97             139,400           $  29.00
        30.44 to 34.33           602,368              7.6  years            33.16              67,368              33.65
        35.44 to 38.44           406,500              8.9  years            38.22               1,500              38.31
        39.13                     80,340              4.1  years            39.13              80,340              39.13
        39.75 to 44.00           678,500              5.5  years            42.58             638,000              42.65
        46.38 to 47.25            38,000              3.5  years            46.72              38,000              46.72
        56.19                     50,000              7.1  years            56.19              50,000              56.19
---------------------------------------------------------------------------------------------------------------------------
          TOTAL                1,999,773                                                    1,014,608
===========================================================================================================================

22


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            Springs Industries, Inc.

The options granted during 2000, 1999, and 1998 had a weighted-average fair value of $13.80, $12.67, and $10.00, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

                                                   2000              1999              1998

Expected option lives ..................         10 years          10 years          10 years

Weighted-average
risk-free interest rate ................              6.3%              6.2%              5.3%

Expected volatility ....................             33.9%             32.5%             28.6%

Expected dividend rate .................         $   1.32          $   1.32          $   1.32


The Company granted deferred stock awards and restricted stock during 2000, 1999, and 1998 and performance unit awards during 1999 and 1998. Such grants totaled 15,000 deferred and restricted shares in 2000, 21,380 deferred and restricted shares, and 53,893 performance units in 1999, and 6,210 deferred and restricted shares, and 35,677 performance units in 1998, at weighted-average grant-date fair values of $36.42, $39.46 and $52.19, respectively. Compensation expense (income) for deferred stock, restricted stock and performance unit awards totaled approximately $391,000, $1,587,000 and $(80,000) for the years ended December 30, 2000, January 1, 2000 and January 2, 1999, respectively. The amounts of the Company's deferred compensation shown on the Company's Consolidated Balance Sheets associated with these benefits, including interest and dividend credits, were $6.0 million and $6.3 million as of December 30, 2000, and January 1, 2000, respectively.

The Company measures stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 and Financial Accounting Standards Board Interpretation No. 28. Had compensation cost for the Company's stock-based compensation awards been determined at the grant dates based on the fair value method described in Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income would have been $64.9 million, or $3.57 per diluted share, for 2000, $67.1 million, or $3.69 per diluted share, for 1999, and $34.7 million, or $1.83 per diluted share, for 1998.

NOTE 12.  INCOME TAXES:

The following tables present the components of the provision for income taxes and reconciliation of the statutory United States income tax rate to the effective income tax rate during 2000, 1999, and 1998.

INCOME TAX PROVISION:

(in thousands)                                               2000             1999            1998

Current ..........................................         $ 34,109         $  46,631       $ 17,908
Deferred .........................................            5,346            (4,364)         3,542
----------------------------------------------------------------------------------------------------
    TOTAL ........................................         $ 39,455         $  42,267       $ 21,450
====================================================================================================


RECONCILIATION TO EFFECTIVE TAX RATES:

                                                             2000             1999            1998
Provision at statutory
  U.S. tax rate ..................................           35.0%            35.0%           35.0%

Effective state income
  tax rate .......................................            2.8              2.9             2.5

Other ............................................           (0.8)             0.1            (1.0)
--------------------------------------------------------------------------------------------------
    TOTAL ........................................           37.0%            38.0%           36.5%
==================================================================================================


Income before income taxes includes foreign income of $2.8 million, $1.7 million, and $1.4 million, in 2000, 1999, and 1998, respectively. The provision for income taxes includes state income taxes of $4.6 million, $5.0 million, and $2.3 million in 2000, 1999, and 1998, respectively. Temporary differences which give rise to deferred income taxes and the resulting assets and liabilities are as follows:

(in thousands)                                                2000               1999

Employee benefit accruals ........................         $   35,581         $   36,242

Deferred compensation ............................             36,510             34,784

Receivables reserves .............................              9,326             11,443

Environmental accruals ...........................              3,026              3,964

Deferred income ..................................              5,980              6,703

Other items ......................................             12,325             13,756
----------------------------------------------------------------------------------------

   Total deferred tax assets .....................            102,748            106,892
----------------------------------------------------------------------------------------

Property .........................................            (84,333)           (85,378)

Inventories ......................................             (8,952)            (8,129)

Intangibles ......................................             (1,026)              (815)

Other items ......................................             (2,581)            (1,368)
----------------------------------------------------------------------------------------
   Total deferred tax liabilities ................            (96,892)           (95,690)
----------------------------------------------------------------------------------------
   NET DEFERRED TAX ASSET ........................         $    5,856         $   11,202
========================================================================================

NOTE 13.  EMPLOYEE BENEFIT PLANS:

Substantially all associates of Springs are covered by defined contribution or defined benefit retirement plans. The Company makes contributions to defined contribution plans, and these contributions are computed as a percentage of each participant's eligible compensation. In addition, in the event that eligible participants contribute a percentage of their compensation to certain defined contribution plans, the Company matches a portion of their contributions. Company contributions to defined benefit plans are made in accordance with the Employee Retirement Income Security Act, and benefits are generally based upon the participant's years of service and compensation level. Assets in defined benefit plans are invested in diversified equity securities, fixed income securities (including United States government obligations), real estate and money market securities. The Company also provides eligible executives retirement benefits under nonqualified supplemental executive retirement plans (SERP's). The Company also sponsors an unfunded, postretirement medical benefit plan for eligible retirees. The Company and the retirees contribute to the plan, with contributions adjusted periodically.

Defined contribution plan expenses for 2000, 1999, and 1998 were $21.5 million, $21.7 million, and $19.0 million, respectively. The net assets available for benefits under defined contribution plans had a market value of $741.5 million as of December 30, 2000.

In 1999, the Company amended one of its SERP plans to cease future benefit accruals and recognized a curtailment gain of $1.9 million. Regal, which the Company acquired in 1999, has two defined benefit plans and a SERP plan. These plans had a combined projected benefit obligation, accumulated benefit obligation and fair value of plan assets of $6.8 million, $6.1 million, and $5.7 million as of January 1, 2000, respectively.

In 1998, the Company amended one of its defined benefit pension plans to cease future benefit accruals. A curtailment loss of $0.5 million was recognized in 1998. During 1999, settlement payments of approximately $45.1 million were distributed to participants in the plan.

During 2000, the Company changed its policy to a preferable method of accounting for unrecognized gains and losses associated with its unfunded postretirement medical benefit plan. Under the new method, any unrecognized gain or loss that exceeds a specified percentage of the Company's accumulated postretirement benefit obligation is recognized on an accelerated basis. As a result of this accounting change, the Company recognized an additional $1.3 million of gain in 2000 that would not have been recognized under the previous accounting policy. Retroactive application of this change in accounting policy has no effect on prior-year earnings.

The Company amended its postretirement medical plan effective January 1, 1999, to extend to retirees the managed care medical options that were previously available only to active associates and to limit the Company's maximum per capita cost for postretirement medical coverage to two times the Company's 1998 per capita cost. These amendments decreased the postretirement benefit obligation by approximately $10 million. In addition, the Company amended the plan to decrease the eligibility requirement from age 62 and at least 25 years of service to age 60 and at least 10 years of service, resulting in an increase in the postretirement benefit obligation of $4.1 million.

The following tables include summarized information on the Company's pension and postretirement plans for the years ended December 30, 2000, and January 1, 2000:

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            Springs Industries, Inc.

(in thousands)                                                                   Defined                     Postretirement
                                                                             Pension Benefits               Medical Benefits
                                                                        ----------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:                                                 2000            1999            2000            1999

   Benefit obligation at beginning of year ......................       $   40,882      $   80,585      $   41,380      $   46,617
   Service cost .................................................              686             701             858           1,538
   Interest cost ................................................            2,941           4,798           2,956           3,132
   Participants' contributions ..................................               --              --           2,804           2,602
   Actuarial (gains) losses .....................................            2,449          (7,138)            499          (3,763)
   Acquisition ..................................................               --           7,493              --              --
   Plan amendments, divestitures, curtailments and settlements ..               --         (43,239)             --              --
   Special termination benefits .................................               --             478              --              --
   Benefit payments .............................................           (3,478)         (2,796)         (9,435)         (8,746)
----------------------------------------------------------------------------------------------------------------------------------
      BENEFIT OBLIGATION AT END OF YEAR .........................       $   43,480      $   40,882      $   39,062      $   41,380
==================================================================================================================================

CHANGE IN PLAN ASSETS:

   Fair value of plan assets at beginning of year ...............       $   17,913      $   57,733
   Actual return on plan assets .................................              397             596
   Acquisition ..................................................               --           5,612
   Employer contributions .......................................            2,197           1,888
   Benefit payments .............................................           (3,478)         (2,796)
   Settlements ..................................................               --         (45,120)
---------------------------------------------------------------------------------------------------
      FAIR VALUE OF PLAN ASSETS AT END OF YEAR ..................       $   17,029      $   17,913
===================================================================================================

FUNDED STATUS:

   Funded status at end of year .................................       $  (26,451)     $  (22,969)     $  (39,062)     $  (41,380)
   Unrecognized actuarial (gains) losses ........................            1,168          (2,093)        (17,346)        (20,085)
   Unrecognized prior service cost ..............................            2,506           3,035          (6,037)         (6,607)
   Unrecognized transition obligation ...........................              (47)            (86)             --              --
----------------------------------------------------------------------------------------------------------------------------------
      NET AMOUNT RECOGNIZED .....................................       $  (22,824)     $  (22,113)     $  (62,445)     $  (68,072)
==================================================================================================================================

AMOUNTS RECOGNIZED IN THE COMPANY'S BALANCE SHEETS:

   Accrued benefit cost .........................................       $  (26,705)     $  (24,757)     $  (62,445)     $  (68,072)
   Intangible asset .............................................            2,040           1,558              --              --
   Accumulated other comprehensive loss .........................            1,841           1,086              --              --
----------------------------------------------------------------------------------------------------------------------------------
      NET AMOUNT RECOGNIZED .....................................       $  (22,824)     $  (22,113)     $  (62,445)     $  (68,072)
==================================================================================================================================

WEIGHTED-AVERAGE ASSUMPTIONS:

   Discount rate ................................................             7.25%           7.75%           7.25%           7.75%
   Expected return on plan assets ...............................             8.50%           8.50%             --              --
   Rate of compensation increase ................................             4.50%           4.50%             --              --
   Initial health care cost trend rate (1) (2) ..................               --              --            9.00%           8.00%

COMPONENTS OF NET PERIODIC BENEFIT COST:

   Service cost .................................................       $      686      $      701      $      858      $    1,538
   Interest cost ................................................            2,941           4,798           2,956           3,132
   Actual return on assets ......................................           (1,191)         (3,226)             --              --
   Amortization of prior service cost ...........................              528             521              --              --
   Amortization of transition obligation ........................              (39)            (39)             --              --
   Net amortization and deferral ................................              (18)             78          (2,810)           (968)
   Special termination benefit cost .............................               --             478              --              --
   Effect of curtailment/settlement .............................               --          (1,911)             --              --
----------------------------------------------------------------------------------------------------------------------------------
      NET PERIODIC BENEFIT COST .................................       $    2,907      $    1,400      $    1,004      $    3,702
==================================================================================================================================

(1) Assumed to decrease gradually to 5.0 percent in 2008 and remain at that level thereafter.

(2) 7.0 percent and 6.0 percent for HMO plans for 2000 and 1999, respectively.

24


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            Springs Industries, Inc.

The Company had unfunded defined benefit plans with a total projected benefit obligation and accumulated benefit obligation of $32.0 million and $25.5 million as of December 30, 2000, and $24.3 million and $23.6 million, as of January 1, 2000, respectively.

A one-percentage point change in assumed health care cost trend rates would have the following effects on the Company's postretirement medical benefit plan:

(in thousands)                                            One Percent        One Percent
                                                           Increase           Decrease
------------------------------------------------------------------------------------------
EFFECT ON TOTAL OF SERVICE
   AND INTEREST COST COMPONENTS ..................         $    115           $    (112)
==========================================================================================

EFFECT ON POSTRETIREMENT
   BENEFIT OBLIGATION ............................         $  1,521           $  (1,464)
==========================================================================================

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

The carrying amounts of cash and cash equivalents, accounts receivable, certain other assets, accounts payable, and short-term borrowings are reasonable estimates of their fair value at December 30, 2000, and January 1, 2000. The carrying value of notes receivable was $3.3 million and $3.7 million, compared to estimated fair values of $2.6 million and $3.4 million at December 30, 2000, and January 1, 2000, respectively, using interest rates based on the credit worthiness of the customers. The carrying value of long-term investments is $10.5 million at both December 30, 2000, and January 1, 2000. It was not practicable to estimate the fair value of these long-term investments, given that $10.1 million of these amounts consist of preferred equity investments in divested specialty fabrics businesses, which are not publicly traded and quoted market values for similar investments are not readily available.

Management has evaluated the financial condition of these businesses and has not identified any impairment concerns.

The carrying value of long-term debt at December 30, 2000, was $308.5 million, compared to an estimated fair value of $314.0 million. The carrying value of long-term debt at January 1, 2000, was $304.7 million, compared to an estimated fair value of $309.6 million. Fair value was estimated using interest rates that were available to the Company at those dates for issuance of debt with similar terms and remaining maturities. At December 30, 2000, and January 1, 2000, the Company had interest rate swaps with notional amounts totaling $190.0 million and $139.3 million, respectively. The estimated fair value of these agreements was an unrealized loss of $1.6 million at December 30, 2000, and an unrealized gain of $3.4 million at January 1, 2000, based on market prices for similar instruments. The fair value of exchange-traded futures contracts held at year-end 2000 and 1999 was not material. The fair value of the Company's natural gas commodity swap contract at December 30, 2000, was a gain of approximately $2.1 million.

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

COMMITMENTS: During 1999, the Company entered into a ten-year operating agreement to provide certain commission finishing services to one of the divested specialty fabrics businesses. This agreement specifies that Springs provide the services to the divested specialty fabrics business at Springs' cost, with a small premium over cost after the third year of the agreement. The Company does not believe that this agreement will have a material impact on its results of operations.

CONTINGENCIES: During the second quarter of 2000, Springs received a state sales and use tax assessment in the amount of $3.0 million. The Company accrued a significant portion of that assessment in the second quarter. The Company is challenging this assessment and actual amounts paid to the state may differ.

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

In connection with these proceedings, the Company estimates the range of possible losses for such matters to be between $5.0 million and $14.0 million, and has accrued an undiscounted liability of approximately $8.0 million, which represents management's best estimate of Springs' probable liability concerning all known environmental matters.

Management believes the $8.0 million will be paid out over the next 15 years. This accrual has not been reduced by any potential insurance recovery to which the Company may be entitled regarding environmental matters. Environmental matters include a site listed on the United States Environmental Protection Agency's ("EPA") National Priority List where Springs is the sole responsible party. Springs, the EPA and the United States Department of Justice have executed a consent decree related to this site. Soil cleanup was completed in 1993, subject to final approval by the EPA, and the approved EPA groundwater remedy began in 1996. There are no other known sites which the Company presently believes may involve material amounts.

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

SUBSEQUENT EVENT: On February 20, 2001, the Company received a proposal from the Close family, which owns approximately 41 percent of Springs' common stock, and Heartland Industrial Partners, L.P. ("Heartland"), to acquire all of the outstanding common stock of the Company not owned by the Close family in a recapitalization transaction for $44.00 per share in cash (the "Transaction").

The Transaction would be financed with $225 million in equity from Heartland and borrowings under a senior credit facility for which a commitment has been received from J.P. Morgan Chase & Co. If the Transaction is completed, the Close family would own approximately 55 percent of Springs, with the balance owned by Heartland.

The Company's Board of Directors has created a special committee composed of all the independent directors of Springs to consider the proposal. This proposal is subject to the execution of definitive merger and financing agreements, approval of the Company's Board and shareholders and any necessary regulatory approvals. There is no assurance that any transaction will be agreed upon or completed.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

                            Springs Industries, Inc.

A five-year summary of Selected Financial Data appears on pages 30 and 31.

RESULTS OF OPERATIONS

GENERAL

Springs Industries, Inc. ("Springs" or "the Company") is engaged in manufacturing, marketing, selling and distributing home furnishings products. The Company's product line includes sheets, pillows, pillowcases, bedspreads, comforters, mattress pads, baby bedding and infant apparel, towels, shower curtains, bath and accent rugs, other bath fashion accessories, over-the-counter home-sewing fabrics, drapery hardware, and hard and soft decorative window fashions. The Company's emphasis on the home furnishings market has developed into the following strategic initiatives: focus on key accounts; brand investment and expansion; manufacturing and purchasing efficiencies; supply chain management and global sourcing.

Springs' strategic initiatives have helped the Company to achieve improvements in both sales and income before unusual items for 2000, when compared to 1999. The focus on key accounts and brand investment and expansion has allowed Springs to increase market share and volume, despite the economic slowdown in the last half of the year and aggressive inventory management by most retailers. Springs continued to identify and recognize savings from manufacturing and purchasing efficiencies during the year. In order to improve manufacturing productivity and reduce manufacturing costs, the Company announced two separate restructuring plans in 2000. In December, Springs announced that it would eliminate certain production at its Katherine and Elliott bedding plants in South Carolina. The plan eliminates some narrow loom weaving, which is not compatible with newer fabrication equipment, at its Katherine plant and outdated yarn spinning at the Katherine and Elliott plants. In June, the Company announced a plan to phase out production and close plants in Georgia which manufactured certain baby apparel products. The Company further announced that terry yarn production would be phased out at its Griffin, Georgia plant No. 2 and transferred to its newer, more cost effective facilities in Griffin and Hartwell, Georgia. See the RESTRUCTURING AND REALIGNMENT section of Management's Discussion and Analysis of Operations and Financial Condition for additional discussion.

2000 Compared with 1999

SALES

Net sales for 2000 were $2.275 billion, 2.5 percent higher than the prior year's $2.220 billion. This increase was principally driven by sales to the Company's key mass merchant, specialty store and home improvement accounts. Sales to the Company's top ten customers were $1.449 billion in 2000, an increase of 11 percent compared to 1999. Increases in sales to key accounts during 2000 were partially offset by lower overall sales to department stores, smaller specialty stores and institutional customers, compared to the prior year. Bedding and bath product sales, as well as sales of hard window fashions, increased 3.9 percent when compared to the prior year. Growth in bedding and bath product sales benefited from the introduction of the Springmaid(R) brand to the mass merchant channel in the first quarter of 2000. Bedding sales also benefited from continued growth of Springs' pillow business. The increases in bedding sales were partially offset by lower sales of licensed juvenile products.

EARNINGS

Net income was $67.1 million, or $3.70 per diluted share, for 2000, compared to $69.0 million, or $3.80 per diluted share, for 1999. Before the effects of the $1.8 million and $1.5 million after-tax restructuring charges taken in the second and fourth quarters of 2000, respectively, full-year net income would have been $70.4 million, or $3.88 per diluted share. The only unusual item in 1999 was $0.6 million of after-tax expense related to the Year 2000 Computer Issue. Excluding this item, full-year net income in 1999 would have been $69.6 million, or $3.83 per diluted share.

Operating earnings for 2000 increased over the prior year primarily due to the increase in sales volume. The gross margin percentage decreased from 18.9 percent in 1999 to 18.7 percent in 2000. Several factors contributed to the lower gross margin percentage in 2000. Sales in the last half of 2000 included a higher level of off-quality and closeout goods, at higher losses, than 1999. The fourth quarter of 1999 benefited from a decision to reduce the amount of off-quality and closeout sales that would normally have been made in the quarter, in anticipation of improving market conditions which did not materialize in 2000. The Company also experienced increased customer claims in 2000 compared to the prior year. During the last half of the year, curtailment of certain production processes to reduce inventory levels resulted in higher period costs. These items were partially offset by lower market prices for raw materials and from progress made toward purchasing and manufacturing productivity initiatives. In addition to these factors, certain fourth-quarter items contributed to the lower margins for 2000 compared to 1999.

Gross margins for the fourth quarter of 2000 were 16.2 percent, compared to 21.2 percent in the fourth quarter of 1999. In addition to the effects of higher off-quality and closeout inventory sales and the production curtailments discussed above, the lower margins in the fourth quarter of 2000 also reflect an increase in energy prices, primarily for natural gas. These items were partially offset by lower expenses related to changes in accounting for the Company's postretirement medical benefit plan and certain manufacturing supply inventories in the amount of $1.3 million and $1.5 million, respectively. See the ACCOUNTING CHANGES section of Management's Discussion and Analysis of Operations and Financial Condition for additional information. The Company also received $3.3 million in insurance proceeds during the fourth quarter of 1999 from the settlement of a business interruption insurance claim related to a warehouse fire which occurred in the first quarter of 1999.

Selling, general and administrative expenses decreased in 2000 due primarily to lower incentive compensation expenses which were $7.8 million lower in the fourth quarter of 2000, and $9.4 million lower for the full year 2000, compared to the same periods in 1999, as the Company did not meet its internal performance goals. During 1999, selling, general and administrative expenses included higher fees for management advisory services related to the Company's development of its strategic initiatives. The impact of these items was partially offset by higher spending on advertising during 2000 in connection with the Company's brand investment and expansion initiative. During the second quarter of 2000, Springs received a state sales and use tax assessment in the amount of $3.0 million. The Company accrued a significant portion of that assessment in the second quarter, although Springs is challenging the assessment and actual amounts paid to the state may differ.

INTEREST EXPENSE

Interest expense was $32.0 million in 2000, compared to $26.5 million in 1999. This increase reflects higher average borrowings for 2000, as well as an increase in interest rates during the year.

OTHER INCOME AND EXPENSE

During the third quarter of 1999, the Company sold its New York City office building for $29.5 million and leased back a portion of the building for a ten-year term. The result of the sale-leaseback was a gain of $1.5 million recorded in other income, and the deferral of an additional $17.8 million gain, which is being amortized over the operating lease term. Other income for 1999 also included income of $4.3 million from the sale of previously closed manufacturing facilities.

Other expense included impairment charges totaling approximately $1.6 million and $3.0 million in 2000 and 1999, respectively, in connection with various types of property that management identified for sale or other disposal.

INCOME TAXES

The Company's provision for income taxes for fiscal 2000 is based on a 37 percent effective tax rate, compared to 38 percent during fiscal 1999. This change is due to the Company's ongoing tax planning strategies and management of tax rates in various jurisdictions and resulted in a $1.1 million reduction in the tax provision for 2000.

OUTLOOK

The Company expects the softness in the retail economy experienced during the last half of 2000 to continue through the first half of 2001. Springs believes that its focus on key accounts and brands, combined with a projected improvement in market conditions in the last half of 2001, will result in a slight increase in overall sales volume for 2001. Springs will continue to focus on achieving improvements in purchasing efficiencies and manufacturing productivity, while placing additional emphasis on supply-chain management and new sourcing opportunities. These initiatives, combined with the benefits of the Company's 2000 restructuring activities and overall cost-containment efforts, are expected to contribute to a moderate increase in 2001 operating earnings, compared to 2000.

26


   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

                            Springs Industries, Inc.

1999 Compared with 1998

SALES

Net sales for 1999 were $2.220 billion, 1.8 percent higher than 1998 net sales of $2.180 billion. Net sales for 1998 included $165.8 million of sales from divested specialty fabrics businesses. See the DIVESTITURES section of Management's Discussion and Analysis of Operations and Financial Condition for additional discussion of these businesses. Excluding the divested businesses, sales for 1999 represent an increase of 10 percent over 1998 sales of $2.015 billion. The improvement in sales from 1999 reflects the contribution of $112.6 million in sales from the Company's acquisitions of Regal Rugs, Inc. ("Regal") and American Fiber Industries, LLC ("AFI") (see the ACQUISITIONS section of Management's Discussion and Analysis of Operations and Financial Condition), stronger sales to mass merchants and specialty stores, and sales to one of the Company's divested specialty fabrics businesses. These increases were partially offset by lower sales of licensed juvenile and institutional products.

EARNINGS

Net income was $69.0 million, or $3.80 per diluted share, for 1999, compared to $37.3 million, or $1.97 per diluted share, for 1998. Earnings in 1999 included $0.6 million of after-tax Year 2000 Computer Issue costs, whereas 1998 earnings included several unusual items, net of taxes: realignment expenses of $12.3 million associated with the Company's restructuring of its fabric manufacturing operations and the closing of its Rock Hill, South Carolina Printing and Finishing facility, an aggregate gain of $8.6 million on the sales of the Company's UltraSuede business and its Rock Hill facility, Year 2000 Computer Issue costs of $4.4 million, an impairment charge of $3.0 million recorded in connection with the consolidation and modernization of terry manufacturing operations, and aggregate losses of $1.7 million from the divestitures of the Industrial Products and Springfield businesses. Excluding these items, net income for 1999 would have been $69.6 million, or $3.83 per diluted share, compared to $50.1 million, or $2.64 per diluted share, in 1998. Net income for 1998 included $9.5 million of after-tax operating earnings from the divested specialty fabrics businesses.

Excluding the results of the divested specialty fabrics businesses and unusual items, after-tax earnings were $69.6 million, or $3.83 per diluted share, in 1999, compared to $40.6 million, or $2.14 per diluted share, in 1998. The improvement in 1999 earnings reflects the benefits of improved sales volume noted above, ongoing cost-reduction initiatives and improved product mix due to lower sales of off-quality and closeout goods during the fourth quarter of 1999.

Cost of goods sold for 1999 included the benefit of the previously mentioned insurance proceeds of $3.3 million received during the fourth quarter. Net income for 1998 included the impact of a third-quarter provision for employee severance expenses of $5.4 million and a second-quarter charge for uncollectible window fashions receivables of $7.5 million.

OTHER INCOME AND EXPENSE

Other income in 1999 included the previously mentioned $1.5 million gain on the sale of the Company's New York City office building. Other income for 1999 also included income of $4.3 million from the sale of previously closed manufacturing facilities. Other income for 1998 included the previously mentioned gains on the sales of the Company's UltraSuede business and Rock Hill facility.

Other expense included impairment charges totaling approximately $3.0 million and $1.2 million in 1999 and 1998, respectively, in connection with various types of property that management identified for sale or other disposal. In 1998, the Company recognized a $4.8 million impairment charge in connection with the consolidation and modernization of terry manufacturing operations. The terry manufacturing consolidation and modernization was completed in mid-2000. The Company also recognized losses in 1998 totaling $2.7 million on the divestitures of the Industrial Products and Springfield businesses. See the DIVESTITURES section of Management's Discussion and Analysis of Operations and Financial Condition for additional discussion.

INFLATION AND CHANGING PRICES

The replacement cost of property is generally greater than the historical cost shown on the Consolidated Balance Sheets due to inflation that has occurred since the property was placed in service.

Springs uses the last-in, first-out (LIFO) method of accounting for approximately 71 percent of its inventories. Under this method, the cost of goods sold reported in the Consolidated Statements of Operations generally reflects current costs.

CAPITAL RESOURCES AND LIQUIDITY

The Company's overall cash needs for 2000 were provided from operations and available credit facilities. Net cash provided by operating activities in 2000 was $50.3 million higher than 1999. During 1999, greater amounts of operating cash flows were needed to fund increases in working capital, primarily accounts receivable and inventories. Total debt, net of cash and cash equivalents, as a percent of total capital was 28.7 percent at December 30, 2000, compared to 30.2 percent at January 1, 2000. In 2000, the Company utilized various credit facilities consisting of a revolving credit agreement and uncommitted credit facilities. At December 30, 2000, and January 1, 2000, borrowings of $60.0 million and $35.0 million, respectively, were outstanding under the revolving credit agreement. The LIBOR-based weighted-average rates on these borrowings were 7.0 percent and 6.4 percent at December 30, 2000 and January 1, 2000, respectively. The Company had $165.0 million of remaining availability under its revolving credit agreement at December 30, 2000. The Company had $24.7 million and $35.5 million outstanding under the uncommitted credit facilities at weighted-average rates of 7.2 percent and 6.3 percent at December 30, 2000 and January 1, 2000, respectively.

The Company invested $93.3 million in new property during 2000, primarily in the areas of manufacturing, distribution and information technology. This amount is lower than previous years as the Company reduced spending in reaction to retail market conditions and required a greater expected return on investment from new capital spending. The Company expects capital expenditures for 2001 to be approximately $110.0 million. Management expects that cash generated by operations and borrowings from bank lines will adequately provide for the Company's cash needs during 2001.

In October of 1997, the Company's Board of Directors authorized the Company to purchase, from time to time, up to 4 million shares of Class A common stock in the open market and in private transactions. As of January 2, 1999, the Company had repurchased 2.4 million shares pursuant to this authorization. No shares were repurchased during fiscal 2000 or 1999.

ACQUISITIONS

On August 7, 2000, the Company acquired certain assets and operations of a Mexican maquiladora (a business enterprise which provides preferential import and tax treatment for goods transferred between Mexico and the United States), which fabricates window blinds, and a related U.S. distribution operation. The purchase price was approximately $5.7 million. The acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"), and the operating results for the acquired business have been included in the Company's consolidated financial statements since the August 7, 2000, acquisition date. The purchase price was allocated to the assets acquired based on their estimated fair value at the date of acquisition.

The excess of the purchase price over the fair value of the assets acquired, which totaled $3.9 million, has been recorded as goodwill and is being amortized on a straight-line basis over 20 years. The pro-forma impact on sales and operating profits for 2000 and 1999, was not material.

On January 23, 1999, the Company acquired Regal, an importer and manufacturer of bath and accent rugs, for approximately $35 million. The acquisition was accounted for as a purchase in accordance with APB 16, and Regal's operating results have been included in the Company's consolidated financial statements since the January 23, 1999, acquisition date. The purchase price was allocated to the assets acquired and to the liabilities assumed based on their estimated fair value at the date of acquisition.

On January 5, 1999, the Company acquired the remaining 50 percent interest in AFI, a manufacturer and distributor of bed pillows, mattress pads, down comforters and comforter accessories. Springs acquired its original 50 percent interest in AFI in February 1997 and had been accounting for the original investment under the equity method. The purchase price for the remaining interest totaled approximately $15 million. The Company has accounted for the remaining interest as a step-acquisition in accordance with APB 16, whereby the purchase price was allocated to the assets acquired and to the liabilities assumed based on 50 percent of their estimated fair value on the date of acquisition. In addition, AFI's operating results have been included in the Company's consolidated financial statements since the January 5, 1999, acquisition date.

The excess of the purchase price for the Regal and AFI acquisitions over the fair value of net assets acquired totaled $34.3 million, which has been recorded as goodwill and is being amortized on a straight-line basis over 20 years.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

                            Springs Industries, Inc.

Because Regal and AFI were acquired in January 1999, substantially all of their 1999 operating results have been included in Springs' 1999 Consolidated Statement of Operations. The following unaudited pro forma financial information presents the combined results of operations for Springs, Regal and AFI as if the acquisitions had been effective as of the beginning of 1998, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation expense and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Springs, Regal and AFI constituted a single entity during 1998. Such pro forma results would present net sales of $2.277 billion, net income of $39.7 million and diluted earnings per share of $2.09 for 1998.

DIVESTITURES

During 1999 and 1998, the Company sold four specialty fabrics businesses. Effective March 31, 1999, the Company sold its UltraFabrics business, and there was no material gain on the sale. The first quarter 1999 sales and earnings before interest and taxes of the UltraFabrics business were not material. Effective January 2, 1999, the Company disposed of the net assets of its Springfield business in exchange for a $10 million preferred equity interest in the divested business which is accounted for using the cost method, and cash of $33 million. The Company has committed to provide the divested business with certain commission finishing services through 2008. Springs does not believe that the terms of this commitment will have a material impact on future earnings.

Effective December 19, 1998, the Company disposed of its Industrial Products business in exchange for principally $18.5 million in cash and other consideration in the form of notes receivable and a preferred equity interest in the divested business which is accounted for using the cost method. Effective August 7, 1998, the Company sold its UltraSuede business and certain related assets of the UltraFabrics business in exchange for approximately $15 million in cash. The combined effect of the 1998 transactions was a pretax gain of $8.4 million which is included in Other Income in the Consolidated Statement of Operations. The combined sales of the four specialty fabrics businesses included in the Company's 1998 results were $165.8 million, and after-tax earnings totaled approximately $9.5 million.

RESTRUCTURING AND REALIGNMENT

2000 RESTRUCTURINGS

In December 2000, the Company announced a restructuring plan to eliminate certain production at its Katherine and Elliott bedding plants in South Carolina, beginning in February 2001. The plan eliminates some narrow loom weaving, which is not compatible with newer fabrication equipment, at the Katherine plant and outdated yarn spinning at the Katherine and Elliott plants.

The Company recorded a charge of $2.4 million, which included a $1.1 million accrual for severance costs arising from the elimination of an estimated 326 manufacturing positions and a $1.3 million impairment charge for disposal of machinery and equipment. Impairment was determined by comparing the net book value against estimated sales value less costs to sell.

As a result of the plan, the Company expects that its annual operating costs will be improved by approximately $3.5 million. Including one-time transition costs and a partial-year benefit, operating costs in 2001 are expected to be improved by approximately $1.7 million. The restructuring plan should be completed by mid-2001.

Changes in the restructuring accruals since the adoption of the plan are as follows:

                                                      Severance         Asset
(in millions)                                          Accrual        Impairment
--------------------------------------------------------------------------------
Original accrual as of December 6, 2000.............    $ 1.1           $ 1.3

Charged against assets..............................       --            (1.3)
--------------------------------------------------------------------------------

    ACCRUAL BALANCE AS OF
    DECEMBER 30, 2000...............................    $ 1.1           $ 0.0
================================================================================

In the second quarter of 2000, the Company adopted a plan to phase out production and close plants in Griffin and Jackson, Georgia, which manufactured certain baby apparel products, and to phase out yarn production for terry towels at its No. 2 plant in Griffin, Georgia beginning in August 2000. The Company has replaced the baby products production by outsourcing from low-cost providers. The terry yarn production at the Griffin No. 2 plant has been transferred to the Company's Griffin No. 5 and Hartwell, Georgia plants, where recent investment in new manufacturing technology allows terry yarn to be produced more competitively.

In connection with this plan, the Company recorded a charge of $2.9 million, which included a $2.4 million accrual for severance costs arising from the elimination of an estimated 426 manufacturing positions, a $0.3 million impairment charge for machinery and equipment to be sold, and a $0.2 million accrual for estimated idle plant costs. These charges relate primarily to the baby products facilities since costs related to the terry yarn facility were not significant.

The expected benefits of this plan include lower product costs and better utilization of existing capacity in other facilities. As a result, the Company realized savings from lower product costs of approximately $2.1 million during the second half of 2000, and expects to realize approximately $4.5 million of savings in fiscal 2001. The restructuring plan is expected to be complete by the end of the first quarter of fiscal 2001.

Changes in the restructuring accruals since the adoption of the plan are as follows:

                                                                                          Idle
(in millions)                                                 Severance      Asset        Plant
                                                               Accrual     Impairment     Costs
------------------------------------------------------------------------------------------------
Original accrual as of June 2, 2000......................      $  2.4        $  0.3       $  0.2

Cash payments............................................        (1.8)           --         (0.2)

Charged against assets...................................          --          (0.3)          --
------------------------------------------------------------------------------------------------
    ACCRUAL BALANCE AS OF
    DECEMBER 30, 2000....................................      $  0.6        $  0.0       $  0.0
================================================================================================


1998 RESTRUCTURING

In the first quarter of 1998, the Company adopted a plan to close its Rock Hill, South Carolina Printing and Finishing Plant. At that time, the Company recorded a charge of $23.0 million, which included an $11.3 million write-off of property, a $4.0 million accrual for anticipated severance costs arising from the elimination of approximately 480 positions, and a $7.7 million accrual primarily for idle plant and demolition costs. The Company realized a reduction in product costs as a result of closing the facility.

Changes in the restructuring accruals since the adoption of the plan are as follows:

                                                      Severance         Asset
(in millions)                                          Accrual        Impairment
--------------------------------------------------------------------------------
Original accrual on February 17, 1998...............    $ 4.0           $ 7.7

Cash payments.......................................     (3.0)           (1.2)

Adjustments.........................................     (1.0)           (6.5)
--------------------------------------------------------------------------------
    ACCRUAL BALANCE AS OF
    JANUARY 2, 1999.................................    $ 0.0           $ 0.0
================================================================================

The restructuring plan was completed during the fourth quarter of 1998. In 1998, the severance accrual was reduced due to a lower-than-expected cost per associate and the accrual for other expenses was reduced, primarily due to the sale on September 25, 1998, of the Rock Hill facility. As a result of the sale, which management considered as an unlikely possibility at the time the plant was closed, the Company reversed accruals relating to idle plant and demolition costs by approximately $4.3 million.

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

28

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

                            Springs Industries, Inc.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

Refer to the RECENTLY ISSUED ACCOUNTING STANDARDS section of Management's Discussion and Analysis of Operations and Financial Condition for a discussion of the impact of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," on market risk sensitive instruments and positions.

INTEREST RATE RISK- Springs is exposed to interest rate volatility with regard to existing issuances of variable rate debt. The Company uses interest rate swaps to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed-rate debt, based on current and projected market conditions. The table below provides information for the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations as of December 30, 2000, and January 1, 2000. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. The weighted-average variable interest rates at the respective expected maturity dates are presented assuming that the projected weighted-average variable interest rates will be the same as the weighted-average variable interest rates as of December 30, 2000, and January 1, 2000, respectively, including the effects of scheduled interest rate changes specified in the respective debt agreements. For interest rate swaps, the table presents notional amounts and weighted-average rates by expected maturity dates.

                                                                 Expected Maturity Date                                Fair Value
December 30, 2000                                                ----------------------                               ------------
                                                                                                                      December 30,
(in millions)                                2001        2002       2003       2004        2005   Thereafter   Total      2000
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt:

   Fixed rate instruments ..............    $  5.6     $  5.5      $  5.2     $  5.0     $  5.0     $ 19.4     $  45.7   $  51.2

       Average interest rate ...........       9.5%       9.4%        9.4%       9.3%       9.2%       7.9%

   Variable rate instruments ...........    $ 19.6     $ 93.0      $ 33.0     $ 33.0     $ 26.6     $ 57.6     $ 262.8   $ 262.8

       Average interest rate ...........       6.9%       6.9%        6.9%       6.9%       6.9%       6.9%
----------------------------------------------------------------------------------------------------------------------------------
           TOTAL .......................                                                                       $ 308.5   $ 314.0
==================================================================================================================================

Interest rate swaps:

Pay fixed/receive variable

   1995 notional amounts ...............    $ 14.3     $ 14.3      $ 14.3     $ 14.3     $  7.8     $  0.0     $  65.0   $  (0.8)

       Average pay rate ................       6.8%       6.8%        6.8%       6.8%       6.8%

   1998 notional amounts ...............    $  2.1     $  8.6      $  8.6     $  8.6     $  8.6     $ 23.5     $  60.0   $   0.1

       Average pay rate ................       6.1%       6.3%        6.3%       6.3%       6.3%       6.3%

   2000 notional amounts ...............    $  2.3     $  9.3      $  9.3     $  9.3     $  9.3     $ 25.5     $  65.0   $  (0.9)

       Average pay rate ................       6.5%       6.7%        6.7%       6.7%       6.7%       6.7%
----------------------------------------------------------------------------------------------------------------------------------
           TOTAL .......................                                                                       $ 190.0   $  (1.6)
==================================================================================================================================

                                                                 Expected Maturity Date                                Fair Value
January 1, 2000                                                  ----------------------                                ----------
                                                                                                                        January 1,
(in millions)                                2000        2001       2002       2003        2004   Thereafter   Total       2000
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt:

   Fixed rate instruments ..............    $  5.7     $  5.5      $  5.6     $  5.3     $  5.0     $ 24.4     $  51.5    $  56.4

       Average interest rate ...........       9.5%       9.4%        9.4%       9.4%       9.3%       8.3%

   Variable rate instruments ...........    $ 15.5     $ 24.1      $ 68.0     $ 33.0     $ 33.0     $ 79.6     $ 253.2    $ 253.2

       Average interest rate ...........       6.4%       6.4%        6.4%       6.4%       6.4%       6.4%
----------------------------------------------------------------------------------------------------------------------------------
           TOTAL .......................                                                                       $ 304.7    $ 309.6
==================================================================================================================================

Interest rate swaps:

Pay fixed/receive variable

   1995 notional amounts ...............    $ 14.3     $ 14.3      $ 14.3     $ 14.3     $ 14.3     $  7.8     $  79.3    $   0.8

       Average pay rate ................       6.7%       6.7%        6.7%       6.7%       6.7%       6.7%

   1998 notional amounts ...............    $  0.0     $  2.1      $  8.6     $  8.6     $  8.6     $ 32.1     $  60.0    $   2.6

       Average pay rate ................       6.1%       6.1%        6.1%       6.1%       6.1%       6.1%
----------------------------------------------------------------------------------------------------------------------------------
           TOTAL .......................                                                                       $ 139.3    $   3.4
==================================================================================================================================

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

                            Springs Industries, Inc.

COMMODITY PRICE RISK- The Company is exposed to price fluctuations related to anticipated purchases of certain raw materials, primarily cotton fiber. Springs uses a combination of forward delivery contracts and exchange-traded futures contracts, which the Company believes are consistent with the size of its business and the expected volume of its purchases, to reduce the Company's exposure to price volatility. Management assesses these contracts on a continuous basis to determine if contract prices will be recovered through subsequent sales. The fair value of exchange-traded futures contracts held at year-end 2000 and 1999 was not material. Due to the duration of the Company's contracts, near-term changes in the price of cotton fiber are not expected to have a material impact on the Company's future earnings or cash flows.

The Company is also exposed to price fluctuations related to anticipated purchases of natural gas. During the fourth quarter of 2000, Springs entered into a commodity swap contract to fix the price it pays for natural gas for a significant portion of its expected utilization during the first quarter of 2001. The fair value of the contract at December 30, 2000, was a gain of approximately $2.1 million.

FOREIGN EXCHANGE RISK- The Company is exposed to foreign exchange risk to the extent of adverse fluctuations in certain exchange rates, primarily the Canadian dollar and Mexican peso. The Company does not believe that reasonably possible near-term changes in foreign currencies will result in a material effect on future earnings, financial position or cash flows of the Company.

ACCOUNTING CHANGES

During 2000, the Company changed its policy to a preferable method of accounting for unrecognized gains and losses associated with its unfunded postretirement medical benefit plan. Under the new method, any unrecognized gain or loss that exceeds a specified percentage of the Company's accumulated postretirement benefit obligation is recognized on an accelerated basis. As a result of this accounting change, the Company recognized an additional $1.3 million of gain in 2000 that would not have been recognized under the previous accounting policy. Retroactive application of this change in accounting policy has no effect on prior-year earnings.

The Company also changed its policy related to accounting for certain manufacturing supply parts inventories during the year at certain facilities to conform with the method used predominantly throughout the Company, where such inventories are capitalized and expensed when utilized. As a result of this change, $0.9 million, $0.5 million and $1.5 million were capitalized during the second, third and fourth quarters of 2000, respectively, that would have been expensed under the previous accounting policy. Retroactive application of this change would not have a material effect on prior-year earnings.

RECENTLY ISSUED ACCOUNTING STANDARDS

Effective December 31, 2000 (fiscal 2001), the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities (an amendment of FASB Statement No. 133)." This statement, as amended, requires the Company to recognize all derivatives on the Consolidated Balance Sheets at fair value, with changes in fair value recognized in earnings unless specific criteria are met for derivatives in qualifying hedging transactions. Changes in fair value of derivatives in qualifying hedging transactions will be reflected in accumulated other comprehensive income and reclassified into earnings at the time the corresponding hedged transaction is recognized in earnings.

The Company's derivatives consist of cotton futures contracts, a natural gas commodity swap contract and interest rate swap contracts. These instruments will be accounted for as cash flow hedges. As a result of the adoption of Statement No. 133, the Company will record in the first quarter of fiscal 2001 a natural gas commodity swap asset of $2.1 million, interest rate swap liabilities of $1.6 million, an immaterial cotton futures liability, and the cumulative effect of a change in accounting adjustment to other comprehensive income of $0.5 million ($0.3 million net of taxes). The Company believes that Statement No. 133 will not have a material impact on the consolidated results of operations, financial position or cash flows in the future; however, the impact of this statement will depend on the market values of derivative instruments and related hedged items held in the future, and the effectiveness of those hedging relationships.

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. Words such as "expects," "believes," "estimates," "should," and variations of such words and similar expressions are often used to identify such forward-looking statements which include but are not limited to projections of sales, expenditures, savings, completion dates, cash flows, and operating performance. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guaranties of future performance; instead, they relate to situations with respect to which certain risks and uncertainties are difficult to predict. Actual future results and trends, therefore, may differ materially from what is predicted in forward-looking statements due to a variety of factors, including: the health of the retail economy in general, competitive conditions and demand for the Company's products; the unanticipated loss of a material customer; progress toward the Company's manufacturing and purchasing efficiency initiatives; unanticipated natural disasters; legal proceedings; labor matters; and the availability and price of raw materials which could be affected by weather, disease, energy costs, or other factors. The Company assumes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SUBSEQUENT EVENT

On February 20, 2001, the Company received a proposal from the Close family, which owns approximately 41 percent of Springs' common stock, and Heartland Industrial Partners, L.P. ("Heartland"), to acquire all of the outstanding common stock of the Company not owned by the Close family in a recapitalization transaction for $44.00 per share in cash (the "Transaction").

The Transaction would be financed with $225 million in equity from Heartland and borrowings under a senior credit facility for which a commitment has been received from J.P. Morgan Chase & Co. If the Transaction is completed, the Close family would own approximately 55 percent of Springs, with the balance owned by Heartland.

The Company's Board of Directors has created a special committee composed of all the independent directors of Springs to consider the proposal. This proposal is subject to the execution of definitive merger and financing agreements, approval of the Company's Board and shareholders and any necessary regulatory approvals. There is no assurance that any transaction will be agreed upon or completed.

30


                             SELECTED FINANCIAL DATA

                            Springs Industries, Inc.

                                                           2000            1999           1998         1997(d)          1996
-----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (in millions)

   Net sales ..........................................   $2,275.1       $2,220.4       $2,180.5       $2,226.1       $2,221.0

   Income from continuing operations ..................       67.1           69.0           37.3           69.0           88.4(j)

   Net income .........................................       67.1(a)        69.0(b)        37.3(c)        69.0(e)        84.9(f)

   Class A cash dividends declared ....................       14.2           14.1           14.9           16.9           16.7

   Class B cash dividends declared ....................        8.6            8.6            8.7            8.8            9.0
-----------------------------------------------------------------------------------------------------------------------------------

PER SHARE OF COMMON STOCK:

   Income from continuing operations-diluted ..........   $   3.70       $   3.80       $   1.97       $   3.34       $   4.29(j)

   Net income-diluted .................................       3.70(a)        3.80(b)        1.97(c)        3.34(e)        4.12(f)

   Class A cash dividends declared ....................       1.32           1.32           1.32           1.32           1.32

   Class B cash dividends declared ....................       1.20           1.20           1.20           1.20           1.20

   Shareholders' equity ...............................      45.72          43.28          40.62          40.69          38.75

   Class A stock price range:

      High ............................................      48.81          43.63          61.00          54.75          50.50

      Low .............................................      22.63          27.06          31.75          41.00          38.38
-----------------------------------------------------------------------------------------------------------------------------------

STATISTICAL DATA:

   Net income to net sales ............................        3.0%(a)        3.1%(b)        1.7%(c)        3.1%(e)        3.8%(f)

   Net income to average shareholders' equity .........        8.4%(a)        9.2%(b)        5.0%(c)        8.6%(e)       11.1%(f)

   Operating return on assets employed(g) .............        8.6%           9.1%           5.8%           8.6%           8.8%

   Inventory turnover(h) ..............................        3.7            4.2            4.1            4.6            4.8

   Accounts receivable turnover(i) ....................        7.1            6.9            6.6            6.4            6.4

   Net sales divided by average assets ................        1.4            1.5            1.5            1.6            1.5

   Current ratio ......................................        3.1            2.7            3.5            3.3            3.1

   Capital expenditures (in millions) .................   $   93.3       $  166.8       $  115.0       $   99.3       $   75.1

   Depreciation (in millions) .........................   $   98.0       $   90.5       $   81.9       $   78.8       $   80.8

   Approximate number of shareholders .................      2,459          2,548          2,636          2,856          3,000

   Average number of associates .......................     18,200         18,300         18,000         20,100         21,700
-----------------------------------------------------------------------------------------------------------------------------------

SELECTED BALANCE SHEET DATA: (in millions)

   Net working capital ................................   $  565.4       $  523.0       $  555.8       $  546.4       $  537.4

   Net property .......................................      617.9          625.6          549.7          541.2          534.6

   Total assets .......................................    1,584.1        1,575.0        1,425.5        1,409.3        1,398.5

   Long-term debt .....................................      283.3          283.5          268.0          164.3          177.6

   Shareholders' equity ...............................      819.8          774.9          724.1          804.6          780.8
-----------------------------------------------------------------------------------------------------------------------------------

                             SELECTED FINANCIAL DATA

                            Springs Industries, Inc.

NOTES:

(a) Net of restructuring and realignment expenses of $3.3 million. Without this unusual item, net income would have been $70.4 million, or $3.88 per diluted share, net income to sales would have been 3.1%, and return on average shareholders' equity would have been 8.8%.

(b) Net of Year 2000 expenses of $0.6 million. Without this unusual item, net income would have been $69.6 million, or $3.83 per diluted share, net income to sales would have been 3.1 percent, and the return on average shareholders' equity would have been 9.3 percent.

(c) Net of restructuring and realignment expenses of $12.3 million, Year 2000 expenses of $4.4 million, gains of $8.6 million on the Company's sale of its UltraSuede business and its Rock Hill, South Carolina facility, losses of $1.7 million on the Company's sale of its Industrial Products and Springfield businesses, and an impairment charge of $3.0 million recorded in connection with the Company's decision to close a terry manufacturing facility. Without these unusual items, net income would have been $50.1 million, or $2.64 per diluted share, net income to net sales would have been 2.3 percent, and the return on average shareholders' equity would have been 6.7 percent.

(d) Fiscal year 1997 includes 53 weeks, whereas all other years include 52 weeks.

(e) Net of restructuring and realignment expenses of $6.9 million, a $4.1 million gain on the sale of an investment, and Year 2000 expenses of $1.7 million. Without these unusual items, net income would have been $73.5 million, or $3.56 per diluted share, net income to net sales would have been 3.3 percent, and the return on average shareholders' equity would have been 9.2 percent.

(f) Net of restructuring and realignment expenses of $21.0 million, a gain of $50.1 million on the sale of Clark-Schwebel, Inc., an extraordinary loss, net of an income tax benefit of $2.2 million, of $3.6 million, and other write-offs. Without these unusual items, net income would have been $64.6 million, or $3.13 per diluted share, net income to net sales would have been 2.9 percent, and the return on average shareholders' equity would have been 8.5 percent.

(g) Pretax income before interest expense divided by average of month-end total assets used in operations. For 2000, pretax income was net of restructuring and realignment expenses. Without this unusual item, operating return on assets employed would have been 8.9 percent. For 1999, pretax income was net of Year 2000 expenses. Without this unusual item, operating return on assets employed would have been 9.2 percent. For 1998, pre-tax income was net of restructuring and realignment expenses, Year 2000 expenses, gains on the Company's sales of its UltraSuede business and its Rock Hill, South Carolina facility, losses on the Company's sales of its Industrial Products and Springfield businesses, and an impairment charge in connection with the Company's decision to close a terry manufacturing facility. Without these unusual items, operating return on assets employed would have been 7.2 percent. For 1997, pretax income was net of realignment expenses, a gain on the sale of an investment, and Year 2000 expenses. Without these unusual items, operating return on assets employed would have been 9.2 percent. For 1996, pretax income was net of restructuring and realignment expenses, a gain on the sale of Clark-Schwebel, Inc. and other write-offs. Without these unusual items, operating return on assets employed would have been 8.3 percent.

(h)      Cost of goods sold divided by average of month-end inventories.

(i)      Net sales divided by average of month-end receivables.

(j) Differs from net income by an extraordinary loss of $3.6 million due to an early extinguishment of debt, net of an income tax benefit of $2.2 million, or $0.17 per diluted share.

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

32
                      QUARTERLY FINANCIAL DATA (UNAUDITED)

                            Springs Industries, Inc.

(In millions except per share data)

                            ------------------  2000  -------------------     -------------------  1999  --------------------

QUARTER                       1ST      2ND      3RD     4TH(A)      YEAR       1ST        2ND      3RD       4TH       YEAR
-----------------------------------------------------------------------------------------------------------------------------
Net sales ...............   $593.2   $573.1    $574.8   $534.0    $2,275.1    $584.0    $544.9    $562.9    $528.6   $2,220.4

Gross profit ............    115.1    116.1     108.6     86.4       426.1     102.1      98.4     107.0     112.0      419.5

Income before
 unusual items ..........     20.1     21.3      18.1     11.0        70.4      15.5      13.5      18.1      22.5       69.6

Year 2000 expenses ......       --       --        --       --          --      (0.3)     (0.2)     (0.1)       --       (0.6)

Restructuring and
  realignment ...........       --     (1.8)       --     (1.5)       (3.3)       --        --        --        --         --
-----------------------------------------------------------------------------------------------------------------------------

    NET INCOME ..........   $ 20.1   $ 19.4    $ 18.1   $  9.5    $   67.1    $ 15.2    $ 13.3    $ 18.0    $ 22.5   $   69.0
=============================================================================================================================

EARNINGS PER COMMON
SHARE-DILUTED:

Net income before
  unusual items .........   $ 1.10   $ 1.16    $ 1.00   $ 0.61    $   3.88    $ 0.86    $ 0.74    $ 0.99    $ 1.23   $   3.83

Year 2000 expenses ......       --       --        --       --          --     (0.02)    (0.01)       --        --      (0.03)

Restructuring and
  realignment ...........       --    (0.10)       --    (0.09)      (0.19)       --        --        --        --         --
-----------------------------------------------------------------------------------------------------------------------------

    NET INCOME ..........   $ 1.10   $ 1.06    $ 1.00   $ 0.52    $   3.70    $ 0.84    $ 0.73    $ 0.99    $ 1.23   $   3.80
=============================================================================================================================

(a) Fourth quarter 2000 earnings were lower than the fourth quarter of 1999 due to several factors. Sales in the fourth quarter of 2000 included a higher volume of off-quality and closeout inventory sales at greater losses than the fourth quarter of 1999. Period costs in the fourth quarter of 2000 were also higher due to the curtailment of certain production processes to reduce inventory levels. Energy prices were also higher in the fourth quarter of 2000, primarily for natural gas. These factors were partially offset by the following items. Selling, general and administrative expenses decreased due to incentive compensation expenses which were $7.8 million lower in the fourth quarter of 2000, compared to the fourth quarter of 1999. The fourth quarter of 2000 also benefitted from lower expenses related to changes in accounting for the Company's postretirement medical benefit plan and certain manufacturing supply inventories in the amount of $1.3 million and $1.5 million, respectively.

DIVIDENDS AND PRICE RANGE OF COMMON STOCK (CLOSING PRICE):

                            ------------------  2000  -------------------     -------------------  1999  --------------------

QUARTER                       1ST      2ND      3RD     4TH         YEAR       1ST        2ND      3RD       4TH       YEAR
-----------------------------------------------------------------------------------------------------------------------------
(per share)

Class A dividends
   declared .............   $  .33   $  .33    $  .33   $  .33    $   1.32    $  .33    $  .33    $  .33    $  .33   $   1.32

Class B dividends
   declared .............      .30      .30       .30      .30        1.20       .30       .30       .30       .30       1.20
=============================================================================================================================

COMMON STOCK PRICES:

   High .................   $39.94   $48.81    $34.06   $32.44    $  48.81    $42.50    $43.63    $43.31    $43.44   $  43.63

   Low ..................    34.00    32.00     27.13    22.63       22.63     27.06     27.81     33.69     32.94      27.06
=============================================================================================================================