Form 10-K/A, Exhibit 13
period 2000-12-30
SPRINGS INDUSTRIES INC
filed 2001-07-30
CIK 93102

                                                                   Exhibit 13.1


                                                                             25

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

2000 Compared with 1999

SALES

Net sales for 2000 were $2.275 billion, 2.5 percent higher than the prior year's $2.220 billion. This increase was principally driven by sales to the Company's key mass merchant, specialty store and home improvement accounts. Sales to the Company's top ten customers were $1.449 billion in 2000, an increase of 11 percent compared to 1999. Increases in sales to key accounts during 2000 were partially offset by lower overall sales to department stores, smaller specialty stores and institutional customers, compared to the prior year. Bedding sales were $1.286 billion and bath product sales were $499.6 million, an increase of
4.3 and 3.0 percent, respectively, over the prior year. Sales of window fashions products were $371.9 million, an increase of 3.9 percent when compared to last year. All other sales totaled $117.3 million, a decrease of 18.7 percent from the prior year. Growth in bedding and bath product sales benefited from the introduction of the Springmaid(R) brand to the mass merchant channel in the first quarter of 2000. Bedding sales also benefited from continued growth of Springs' pillow business. The increases in bedding sales were partially offset by lower sales of licensed juvenile products.

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

    30

                            SELECTED FINANCIAL DATA

                            Springs Industries, Inc.


                                                              2000        1999       1998       1997(b)      1996
    ----------------------------------------------------------------------------------------------------------------
    SUMMARY OF OPERATIONS: (in millions)
       Net sales........................................  $2,275.1    $2,220.4   $2,180.5    $2,226.1    $2,221.0
       Income from continuing operations................      67.1        69.0       37.3        69.0        88.4(c)
       Net income.......................................      67.1        69.0       37.3(a)     69.0        84.9(d)
       Class A cash dividends declared..................      14.2        14.1       14.9        16.9        16.7
       Class B cash dividends declared..................       8.6         8.6        8.7         8.8         9.0
    -----------------------------------------------------------------------------------------------------------------

    PER SHARE OF COMMON STOCK:
       Income from continuing operations-diluted........  $   3.70     $  3.80    $  1.97     $  3.34     $  4.29(c)
       Net income-diluted...............................      3.70        3.80       1.97(a)     3.34        4.12(d)
       Class A cash dividends declared..................      1.32        1.32       1.32        1.32        1.32
       Class B cash dividends declared..................      1.20        1.20       1.20        1.20        1.20
       Shareholders' equity.............................     45.72       43.28      40.62       40.69       38.75
       Class A stock price range:
          High..........................................     48.81       43.63      61.00       54.75       50.50
          Low...........................................     22.63       27.06      31.75       41.00       38.38
    ------------------------------------------------------------------------------------------------------------------

    STATISTICAL DATA:
       Net income to net sales..........................      3.0%        3.1%       1.7%(a)     3.1%        3.8%(d)
       Net income to average shareholders' equity.......      8.4%        9.2%       5.0%(a)     8.6%       11.1%(d)
       Operating return on assets employed(e)...........      8.6%        9.1%       5.8%        8.6%        8.8%
       Inventory turnover(f)............................      3.7         4.2        4.1         4.6         4.8
       Accounts receivable turnover(g)..................      7.1         6.9        6.6         6.4         6.4
       Net sales divided by average assets..............      1.4         1.5        1.5         1.6         1.5
       Current ratio....................................      3.1         2.7        3.5         3.3         3.1
       Capital expenditures (in millions)...............  $  93.3     $ 166.8    $ 115.0     $  99.3     $  75.1
       Depreciation (in millions).......................  $  98.0     $  90.5    $  81.9     $  78.8     $  80.8
       Approximate number of shareholders...............    2,459       2,548      2,636       2,856       3,000
       Average number of associates.....................   18,200      18,300     18,000      20,100      21,700
    -----------------------------------------------------------------------------------------------------------------

    SELECTED BALANCE SHEET DATA: (in millions)

       Net working capital.............................. $ 565.4     $ 523.0  $   555.8     $ 546.4     $ 537.4
       Net property.....................................   617.9       625.6      549.7       541.2       534.6
       Total assets..................................... 1,584.1     1,575.0    1,425.5     1,409.3     1,398.5
       Long-term debt...................................   283.3       283.5      268.0       164.3       177.6
       Shareholders' equity.............................   819.8       774.9      724.1       804.6       780.8
    -----------------------------------------------------------------------------------------------------------------



                             SELECTED FINANCIAL DATA

                            Springs Industries, Inc.

NOTES:

(a) Net income included after-tax gains of $8.6 million on the Company's sale of its UltraSuede business and its Rock Hill, South Carolina facility, losses of $1.7 million on the Company's sale of its Industrial Products and Springfield businesses, and an impairment charge of $3.0 million recorded in connection with the Company's decision to close a terry manufacturing facility. Without these unusual items, net income would have been $33.4 million, or $1.76 per diluted share, net income to net sales would have been 1.5 percent, and the return on average shareholders' equity would have been 4.5 percent.

(b) Fiscal year 1997 includes 53 weeks, whereas all other years include 52 weeks.

(c) Differs from net income by an extraordinary loss of $3.6 million due to an early extinguishment of debt, net of an income tax benefit of $2.2 million, or $0.17 per diluted share.

(d) Net income included an after-tax gain of $50.1 million on the sale of Clark-Schwebel, Inc. and an extraordinary loss, net of an income tax benefit of $2.2 million, of $3.6 million. Without these unusual items, net income would have been $38.3 million, or $1.86 per diluted share, net income to net sales would have been 1.7 percent, and the return on average shareholders' equity would have been 5.3 percent.

(e) Pretax income before interest expense divided by average of month-end total assets used in operations. For 1998, pre-tax income was net of gains on the Company's sales of its UltraSuede business and its Rock Hill, South Carolina facility, losses on the Company's sales of its Industrial Products and Springfield businesses, and an impairment charge in connection with the Company's decision to close a terry manufacturing facility. Without these unusual items, operating return on assets employed would have been 5.3 percent. For 1996, pretax income was net of a gain on the sale of Clark-Schwebel, Inc. Without this unusual item, operating return on assets employed would have been 3.2 percent.

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